Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-250989

INSU ACQUISITION CORP. II

2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104

PROXY STATEMENT/PROSPECTUS FOR SPECIAL MEETING IN LIEU OF
2021 ANNUAL MEETING OF STOCKHOLDERS AND PROSPECTUS FOR
97,212,500 SHARES OF COMMON STOCK OF INSU ACQUISITION CORP. II.

Dear INSU Acquisition Corp. II Stockholders:

On November 24, 2020, INSU Acquisition Corp. II, which we refer to as we, us, our, INSU, or the Company, INSU II Merger Sub Corp., our direct wholly owned subsidiary, which we refer to as Merger Sub, and MetroMile, Inc., which we refer to as Metromile, entered into an Agreement and Plan of Merger and Reorganization, as amended on January 12, 2021, which we refer to as the Merger Agreement, pursuant to which we will acquire Metromile by the merger of Merger Sub with and into Metromile with Metromile continuing as the surviving entity and a wholly owned subsidiary of the Company, which we refer to collectively as the Merger.

At the special meeting in lieu of the 2021 annual meeting of stockholders, which we refer to as the Special Meeting, our stockholders will be asked to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement, which we refer to as the Merger Proposal. If the Merger is completed, the stockholders of Metromile, which we refer to as the Metromile stockholders, will exchange their shares of Metromile common stock for shares of our Class A common stock, par value $0.0001 per share, which we refer to as common stock, and at their election, subject to certain conditions, cash. The aggregate consideration to be paid in the Merger will consist of (i) approximately 84.2 million shares of Class A common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), which we refer to as the Merger Shares, subject to adjustment based on Metromile’s Closing Net Working Capital Amount (as defined in the Merger Agreement), in accordance with the terms of the Merger Agreement, (ii) up to $30.0 million of cash, subject to certain conditions, and (iii) an additional 10,000,000 shares of Class A common stock, which we refer to as the Additional Shares, in the event that the closing sale price of our common stock exceeds $15.00 per share for 20 out of any 30 consecutive trading days during the first two years following the closing of the Transactions.

This prospectus registers the 97,211,500 Merger Shares and the Additional Shares. It also registers 1,000 shares that may be issued to Metromile stockholders as a result of rounding up for any fractional shares. Accordingly, this prospectus registers an aggregate of 97,212,500 shares of INSU common stock.

The number of shares which comprise the common stock consideration will be based on a $10.00 per share value for our common stock. The amount of common stock to be issued as consideration in the Merger is subject to adjustment, as set forth in the Merger Agreement, if (i) Metromile’s Closing Net Working Capital Amount at the time of Closing is greater than the Target Net Working Capital Ceiling (as defined herein), by the number of shares equal to the amount by which Metromile’s Closing Net Working Capital Amount is greater than the Target Net Working Capital Ceiling, divided by $10.00, or (ii) Metromile’s Closing Net Working Capital Amount at the time of Closing is less than the Target Net Working Capital Floor (as defined herein), by the number of shares equal to the amount by which Metromile’s Closing Net Working Capital Amount is less than the Target Net Working Capital Floor, divided by $10.00.

At the effective time of the Merger, all vested options to acquire Metromile common stock then outstanding, which we refer to herein as Vested Metromile Options, will be converted into restricted stock units denominated in shares of our common stock, which we refer to herein as Parent Vested RSUs, under the 2021 Plan (as defined herein). The number of Parent Vested RSUs to be received by a holder of Vested Metromile Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price of $10.00, where the “Aggregate Option Spread” is equal to the product of (A) the excess, if any, of (i) the Per Share Merger Consideration Value (as defined herein) over (ii) the exercise price per share of Metromile common stock subject to the applicable Vested Metromile Option, multiplied by (B) the number of shares of Metromile common stock subject to the applicable Vested Metromile Option.

At the effective time of the Merger, all outstanding and unvested options to acquire Metromile common stock, which we refer to herein as Unvested Metromile Options, shall be converted into options denominated in shares of our common stock, which we refer to herein as Converted Options, under the 2021 Plan. Each Converted Option will continue to be subject to substantially the same terms and conditions as were applicable to the Unvested Metromile Option prior to the effective time of the Merger, including the applicable vesting schedule, except that (i) the number of Converted Options received by a holder of Unvested Metromile Options shall equal the product of the number of shares of Metromile common stock subject to the applicable Unvested Metromile Option and the Per Share Stock Consideration and (ii) the exercise price will equal the exercise price of the Unvested Metromile Option divided by the Per Share Stock Consideration. In addition, immediately prior to the effective time of the Merger, each outstanding warrant to purchase common or preferred stock of Metromile shall be net exercised.

For additional information, see the sections in the accompanying proxy statement/prospectus entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Merger Consideration.” Pursuant to the Merger Agreement, the aggregate Merger consideration will be delivered to the Metromile stockholders. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and the amendment to the Merger Agreement is attached to this proxy statement/prospectus as Annex AA.

Our stockholders will also be asked to consider and vote upon proposals (a) to approve and adopt the amendment of our current charter, the Amended and Restated Certificate of Incorporation of INSU Acquisition Corp. II, which we refer to as our charter, to increase the number of shares of our authorized common stock from 70,000,000 to 640,000,000, which we refer to as Proposal 2, with such amendment to be effective as of immediately prior to the effective time of the Merger; (b) to approve and adopt the amendment and restatement of our charter as amended by Proposal 2, to (i) reclassify our Class A common stock as common stock, (ii) authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock, (iii) increase the number of director classes from two to three, and (iv) provide for additional changes, principally including changing our name from “INSU Acquisition Corp. II” to “Metromile, Inc.,” and remove provisions applicable only to special purpose acquisition companies, with such amendment and restatement to be effective following the consummation of the business combination, which we refer to as the Effective Time, which proposal we refer to as Proposal 3, each of which Proposal Nos. 2 through 3 we refer to as a Charter Proposal and collectively the Charter Proposals, (c) to approve, (i) for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of our issued and outstanding common stock and the resulting change of control in connection with the Merger, and (ii) for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 16,000,000 shares of our common stock in connection with the PIPE Investment, subject to an increase to up to 19,500,000 shares, upon the completion of the Merger, which we collectively refer to as the Nasdaq Proposal, (d) to approve and adopt the Metromile, Inc. 2021 Equity Incentive Plan (an equity-based incentive plan), including the authorization of the initial share reserve thereunder, a copy of which is attached to this proxy statement/prospectus as Annex B, which we refer to as the Incentive Plan Proposal, (e) to approve and adopt an employee stock purchase plan, including the authorization of the initial share reserve thereunder, a copy of which is attached to this proxy statement/prospectus as Annex C, which we refer to as the ESPP Proposal and collectively with the Incentive Plan Proposal as the Incentive Plan Proposals, (f) to elect two directors to serve on our board of directors, in accordance with our certificate of incorporation, until the earlier of the Effective Time and the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death, which we refer to as the Existing Director Election Proposal, (g) to elect, effective as of, and contingent upon, the Effective Time, six directors to serve staggered terms on our board of directors, in accordance with the Business Combination Charter (as defined below), until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death, which we refer to as the Business Combination Director Election Proposal, and (h) to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes received to pass the resolution to approve the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal and/or the Business Combination Director Election Proposal, which we refer to as the Adjournment Proposal. A copy of the proposed certificate of amendment of our current charter is attached as Annex D to this proxy statement/prospectus, and a copy our proposed second amended and restated certificate of incorporation incorporating the Charter Proposals, which we refer to as the Business Combination Charter, is attached as Annex E to this proxy statement/prospectus. Each of these proposals is more fully described in this proxy statement/prospectus.

As described in this proxy statement/prospectus, certain stockholders of Metromile are parties to a support agreement with INSU whereby such stockholders agreed to vote all of their capital stock in favor of approving the Merger.

Our common stock, units and warrants are currently listed on The Nasdaq Capital Market under the symbols “INAQ,” “INAQU” and “INAQW,” respectively. We will apply to continue the listing of our common stock and warrants on The Nasdaq Capital Market under the symbols “MILE” and “MILEW,” respectively, upon the closing of the Merger.

Pursuant to our charter, we are providing holders of the shares of common stock included in the units issued in our initial public offering, which we refer to as our public stockholders, with the opportunity, upon the closing of the Merger and subject to the limitations described in this proxy statement/prospectus, to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount on deposit in our Trust Account (as of two business days prior to the consummation of the Merger). For illustrative purposes, based on funds in our Trust Account of approximately $230.0 million on October 31, 2020, stockholders would have received a redemption price of approximately $10.00 per share of our common stock. Public stockholders may elect to redeem their shares even if they vote for the Merger Proposal.

We are providing this proxy statement/prospectus and the accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Special Meeting will be held virtually at 8:00 A.M. Eastern Time on February 9, 2021. The Special Meeting will be a completely virtual meeting of stockholders conducted exclusively via live audio cast at https://www.cstproxy.com/insuacquisitioncorpii/2021. You will be able to participate in the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting https://www.cstproxy.com/insuacquisitioncorpii/2021. We are pleased to utilize the virtual stockholder meeting technology to (i) provide ready access and cost savings for our stockholders and the Company, and (ii) to promote social distancing pursuant to guidance provided by the Centers for Disease Control and Prevention and the U.S. Securities and Exchange Commission due to the novel coronavirus. The virtual meeting format allows attendance from any location in the world. Whether or not you plan to participate virtually in the Special Meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 31.

Your vote is very important, regardless of the number of shares of our common stock you own. To ensure your representation at the Special Meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to participate virtually in the Special Meeting. Submitting a proxy now will not prevent you from being able to vote online at the Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card and do not vote online during the Special Meeting, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “broker non-vote”), it will have the same effect as a vote “AGAINST” the Merger Proposal and the Charter Proposals but will have no effect on the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to participate virtually in the Special Meeting and vote online during the Special Meeting, obtain a legal proxy from your broker or bank.

The Merger Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Merger Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, the Incentive Plan Proposals and the Business Combination Director Election Proposal is conditioned on the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the Merger Proposal and Proposal 2. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if either the Merger Proposal or the Nasdaq Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Metromile do not waive the applicable closing condition under the Merger Agreement, then the Merger will not be consummated.

Our board of directors unanimously recommends that our stockholders vote “FOR” the Merger Proposal and “FOR” the other proposals presented in this proxy statement/prospectus. In considering the recommendation of our board of directors, you should keep in mind that our directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of our stockholders generally. For additional information, see the section entitled “Proposal No. 1 — The Merger Proposal — Interests of Certain Persons in the Merger.”

Sincerely,
/s/ John M. Butler
John M. Butler
President and Chief Executive Officer

This proxy statement/prospectus incorporates by reference important business and financial information about the Company from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of the Company with the Securities and Exchange Commission by visiting its website at www.sec.gov or requesting them in writing or by telephone from the Company at the following address:

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870
Attn: John M. Butler
President and Chief Executive Officer
(215) 701-9555

You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by February 2, 2021 in order to receive them before the Special Meeting.

This proxy statement/prospectus is dated January 15, 2021, and is first being mailed to our stockholders on or about January 19, 2021.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

INSU ACQUISITION CORP. II

2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104

NOTICE OF SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING
OF STOCKHOLDERS OF INSU ACQUISITION CORP. II
To Be Held on February 9, 2021

To the Stockholders of INSU Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a Special Meeting in lieu of the 2021 annual meeting of stockholders, which we refer to as the Special Meeting, of INSU Acquisition Corp. II, a Delaware corporation, will be held virtually on February 9, 2021, at 8:00 A.M., Eastern Time and conducted exclusively via live audio cast at https://www.cstproxy.com/insuacquisitioncorpii/2021. There will not be a physical location for the Special Meeting, and you will not be able to attend the meeting in person. The Special Meeting will be a completely virtual meeting of stockholders conducted exclusively via live audio cast. You will be able to participate in the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting https://www.cstproxy.com/insuacquisitioncorpii/2021. You are cordially invited to participate virtually in the Special Meeting, which will be held to consider and vote upon the following matters:

(1)    The Merger Proposal — to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement;

(2)    The Charter Proposals — to consider and vote upon proposed amendments to our charter to (i) increase the number of our authorized shares of common stock (referred to herein as Proposal 2), (ii) to (a) reclassify our Class A common stock as common stock, (b) authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock, (c) increase the number of director classes from two to three, and (d) provide for additional changes, principally including changing our corporate name from “INSU Acquisition Corp. II” to “Metromile, Inc.” and removing provisions applicable only to special purpose acquisition companies (referred to herein as Proposal 3);

(3)    The Nasdaq Proposal — to consider and vote upon a proposal to approve: (i) for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of our issued and outstanding common stock and the resulting change of control in connection with the Merger; and (ii) for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 16,000,000 shares of common stock in connection with the PIPE Investment, subject to an increase to up to 19,500,000 shares, upon the completion of the Merger;

(4)    The Incentive Plan Proposal — to consider and vote upon a proposal to adopt the New Metromile 2021 Equity Incentive Plan, including the authorization of the initial share reserve thereunder, which we refer to as the 2021 Plan;

(5)    The ESPP Proposal — to consider and vote upon a proposal to adopt an employee stock purchase plan, including the authorization of the initial share reserve thereunder, which we refer to as the ESPP;

(6)    The Existing Director Election Proposal — to consider and vote upon a proposal to elect Daniel G. Cohen and John C. Chrystal as directors to serve on our board of directors as Class I directors under our charter until the earlier of the Effective Time and the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

(7)    The Business Combination Director Election Proposal — to consider and vote upon a proposal to elect six directors, effective as of and contingent upon the Effective Time, as directors to serve staggered terms on our board of directors under our Business Combination Charter until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death; and

(8)    The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting by the chairman thereof to a later date, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal and/or the Business Combination Director Election Proposal.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of our common stock at the close of business on December 30, 2020, are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

All Company stockholders are cordially invited to participate virtually in the Special Meeting by accessing https://www.cstproxy.com/insuacquisitioncorpii/2021. To ensure your representation at the Special Meeting, however, we urge you to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record, you may also cast your vote online at the Special Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card and do not vote online during the Special Meeting, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “broker non-vote”), it will have the same effect as a vote “AGAINST” the Merger Proposal and the Charter Proposals but will have no effect on the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to participate virtually in the Special Meeting and vote online, obtain a proxy from your broker or bank. Public stockholders may elect to redeem their Public Shares even if they vote “FOR” the Merger Proposal.

The Merger Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Merger Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, the Incentive Plan Proposals, and the Business Combination Director Election Proposal is conditioned on the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the Merger Proposal and Proposal 2. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. It is important for you to note that if either the Merger Proposal or the Nasdaq Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Metromile do not waive the applicable closing condition under the Merger Agreement, then the Merger will not be consummated.

After careful consideration, our board of directors has determined that the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of the Company and our stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Merger Proposal and “FOR” the other proposals presented in the accompanying proxy statement/prospectus. In considering the recommendation of our board of directors, you should keep in mind that our directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of our stockholders generally. For additional information, see the section in the accompanying proxy statement/prospectus entitled “Proposal No. 1 — The Merger Proposal — Interests of Certain Persons in the Merger.”

A complete list of the Company’s stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of the Company for inspection by stockholders during ordinary business hours and during the Special Meeting for any purpose germane to the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to participate virtually in the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the Merger and related transactions and each of our proposals. Whether or not you plan to participate virtually in the Special Meeting, we urge you to read the accompanying proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 31 thereof. If you have any questions regarding the accompanying proxy statement/prospectus or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC at (800) 662-5200 if you are a stockholder or collect at (203) 658-9400 if you are a broker or bank.

Philadelphia, Pennsylvania	By Order of the Board of Directors,
January 15, 2021	/s/ Daniel G. Cohen
Daniel G. Cohen
Chairman of the Board of Directors

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms we, us, our, INSU and the Company refer to INSU Acquisition Corp. II. Furthermore, in this document:

“2021 Plan” means the New Metromile 2021 Equity Incentive Plan (an equity-based incentive plan) attached to this proxy statement/prospectus as Annex B.

“Business Combination Charter” means the proposed second amended and restated certificate of incorporation of the Company, which will become the Company’s certificate of incorporation upon the approval of the Charter Proposals, the Merger Proposal, the Nasdaq Proposal and the Incentive Plan Proposals, the consummation of the Merger, and filing with the Secretary of State of the State of Delaware. A copy of the Business Combination Charter is attached hereto as Annex E.

“Business Combination Outside Date” means March 8, 2022, or such later date as may be approved by our stockholders in accordance with our charter.

“Cantor” means Cantor Fitzgerald & Co., the representative of the underwriters for our IPO.

“Charter” means our current charter, the Amended and Restated Certificate of Incorporation of the Company.

“Charter Certificate of Amendment” means the certificate of amendment of our current charter, the Amended and Restated Certificate of Incorporation of the Company, to increase our authorized shares of common stock. A copy of the Charter Certificate of Amendment is attached hereto as Annex D.

“Closing” means the closing of the Merger in accordance with, and subject to the terms and conditions of the Merger Agreement.

“Closing Date” means the date on which the Merger is completed in accordance with, and subject to the terms and conditions of the Merger Agreement.

“Company common stock,” “INSU common stock,” or “our common stock” means Class A common stock, par value $0.0001 per share, of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder Shares” means the 7,846,667 shares of our Class B common stock issued to the Initial Stockholders prior to our IPO.

“Initial Stockholders” or “Initial Holders” means our Sponsor and any other holders of Founder Shares.

“IPO” means our initial public offering of 23,000,000 of our units, each unit consisting of one share of our Class A common stock and one-third of one warrant, where each whole warrant entitles the holder to purchase one share of our Class A common stock, which was consummated on September 8, 2020.

“Merger” means the business combination of Metromile and the Company through the merger of Merger Sub with and into Metromile, with Metromile being the surviving entity and a wholly owned subsidiary of the Company, pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020, as amended on January 12, 2021, as it may be further amended, by and among the Company, Merger Sub and Metromile.

“Merger Consideration” means the aggregate consideration to be paid in the Merger to the Metromile stockholders, in exchange for their shares of Metromile common stock, which will consist of the Cash Consideration, the Stock Consideration and the Additional Shares. If, after the date of the Merger Agreement and prior to the effective time of the Merger, the Company undergoes a change in its capitalization (such as a stock split, stock dividend or recapitalization affecting the Company common stock), the Merger Agreement provides for an equitable adjustment in the number of shares comprising the Stock Consideration.

“Merger Consideration Value” means (i) $900.0 million, plus (ii) Metromile cash at Closing, plus (iii) the aggregate exercise price of all Metromile options prior to the Closing minus (ii) certain indebtedness for borrowed money of Metromile as specified in the Merger Agreement.

“Merger Sub” means INSU II Merger Sub Corp., a Delaware corporation and direct wholly owned subsidiary of the Company.

“New Metromile” means INSU Acquisition Corp. II immediately following the consummation of the Merger and effectiveness of the Business Combination Charter.

“New Metromile Common Stock” means Company common stock immediately following the consummation of the Merger and effectiveness of the Business Combination Charter.

“Per Share Merger Consideration Value” means (i) Merger Consideration Value divided by (ii) the total number of shares of Metromile common stock and Metromile preferred stock (on an “as-converted” to common stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Metromile common stock issued or issuable upon the exercise of all Metromile options and the shares of Metromile stock underlying the Metromile warrants on a net-exercise equivalent basis.

“PIPE Investment” refers to the Company entering into subscription agreements with certain investors for such investors to purchase up to 19,500,000 shares of the Company’s common stock.

“PIPE Investors” means the investors of the PIPE Investment.

“Placement Shares” means the 540,000 shares of Company common stock included in the Placement Units purchased separately in the Private Placement by our Sponsor and Cantor.

“Placement Units” means the 540,000 units purchased by our Sponsor and Cantor in the Private Placement, each placement unit consisting of one placement share and one-third of one placement warrant.

“Placement Warrants” means the warrants to purchase an aggregate of 180,000 shares of our Class A common stock included within the Placement Units purchased by our Sponsor and Cantor in the Private Placement.

“Private Placement” means the Private Placement of 540,000 units purchased by our Sponsor (452,500 units) and Cantor (87,500 units), which was consummated simultaneously with the completion of our IPO, at a purchase price of $10.00 per unit for a total purchase price of $5.4 million.

“Public Shares” means the shares of our Class A common stock sold as part of the units in our IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Stockholders” means the holders of our Public Shares, which may include our Initial Stockholders, Cantor and members of our management team if and to the extent they have purchased Public Shares, provided that any such holder’s status as a “public stockholder” shall only exist with respect to such Public Shares.

“Public Warrants” means the 7,666,666 warrants included in the units issued in our IPO, each of which is exercisable for one share of our common stock in accordance with its terms.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the Special Meeting in lieu of the 2021 annual meeting of stockholders of the Company that is the subject of this proxy statement/prospectus and any adjournments or postponements thereof.

“Sponsor” refers collectively to Insurance Acquisition Sponsor II, LLC, a Delaware limited liability company, and Dioptra Advisors II, LLC, a Delaware limited liability company. The manager of each entity is Cohen & Company, LLC, a Delaware limited liability company.

“Sponsor Additional PIPE Shares” means up to an additional 3,500,000 shares of Company common stock that Cohen & Company, LLC or its affiliate is permitted to purchase under its PIPE subscription agreement, subject to certain limitations described in such PIPE subscription agreement.

“Target Net Working Capital Ceiling” means $20.0 million.

“Target Net Working Capital Floor” means $0.

“Trust Account” refers to the trust account into which $230,000,000 of the net proceeds of the IPO and Private Placement were deposited for the benefit of the public stockholders.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Merger. The following questions and answers do not include all the information that may be important to you. Whether or not you plan to participate virtually in the Special Meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 31.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Our stockholders are being asked to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement, among other proposals. We have entered into the Merger Agreement with Metromile which provides for our business combination with Metromile pursuant to the merger of Merger Sub with and into Metromile with Metromile continuing as the surviving entity and a wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, the aggregate consideration to be paid in the Merger will consist of (i) up to approximately 84.2 million shares of common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), subject to adjustment in accordance with the terms of the Merger Agreement, (ii) up to $30.0 million of cash, subject to certain conditions, and (iii) an additional 10,000,000 shares of our common stock, which we refer to as the Additional Shares, in the event that the closing sale price of our common stock exceeds $15.00 per share for 20 out of any 30 consecutive trading days during the first two years following the closing of the Transactions. For additional information, see the section in this proxy statement/prospectus entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Merger Consideration.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and the amendment to the Merger Agreement is attached to this proxy statement/prospectus as Annex AA.

Our common stock, units and warrants are currently listed on The Nasdaq Capital Market under the symbols “INAQ,” “INAQU” and “INAQW,” respectively. We will apply to continue the listing of our common stock and warrants on The Nasdaq Capital Market under the symbols “MILE” and “MILEW,” respectively, upon the Closing. At the Closing, each of our units that are not already trading separately will separate into its component share of common stock and one-third of one warrant to purchase one share of our common stock.

This proxy statement/prospectus and its annexes contain important information about the proposed Merger and the other matters to be acted upon at the Special Meeting. Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes, which we urge you to do.

Q:     What is being voted on at the Special Meeting?

A:     Our stockholders are being asked to vote on the following proposals:

Proposal 1 — The Merger Proposal — A proposal to approve and adopt the Merger and the Merger Agreement;

Proposals 2 and 3 — The Charter Proposals — Proposals to (i) amend our charter to increase the number of our authorized common stock from 70,000,000 to 640,000,000 (Proposal 2), and (ii) amend and restated our charter to be in effect following the Merger to (a) reclassify all Class A common stock as common stock, (b) authorize 10,000,000 shares of “blank check” preferred stock, (c) increase the number of director classes from two to three, and (d) provide for additional changes, principally changing our corporate name from “INSU Acquisition Corp. II” to “Metromile, Inc.” and removing provisions applicable only to special purpose acquisition companies (Proposal 3);

Proposal 4 — The Nasdaq Proposal — A proposal to approve: (i) for purposes of complying with applicable Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than 20% of our issued and outstanding common stock and the resulting change of control in connection with the Merger; and (ii) for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of 16,000,000 shares of common stock in connection with the PIPE Investment, subject to an increase to up to 19,500,000 shares, upon the completion of the Merger;

Proposal 5 — The Incentive Plan Proposal — A proposal to adopt the Metromile, Inc. 2021 Equity Incentive Plan, including the authorization of the initial share reserve thereunder;

Proposal 6 — The ESPP Proposal — A proposal to adopt an employee stock purchase plan, including the authorization of the initial share reserve thereunder;

Proposal 7 — The Existing Director Election Proposal — A proposal to elect two directors to serve on our board of directors until the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death;

Proposal 8 — The Business Combination Director Election Proposal — A proposal to elect, effective as of, and contingent upon, the Effective Time, six directors to serve on our board of directors, in accordance with the Business Combination Charter, as directors to serve staggered terms on our board of directors under our Business Combination Charter until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death; and

Proposal 9 — The Adjournment Proposal — A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal and the Business Combination Director Election Proposal.

Q:     Are the proposals conditioned on one another?

A:     The Merger Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Merger Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, the Incentive Plan Proposals and the Business Combination Director Election Proposal is conditioned on the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the Merger Proposal and Proposal 2. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if either the Merger Proposal or the Nasdaq Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Metromile do not waive the applicable closing condition under the Merger Agreement, then the Merger will not be consummated.

Q:     Why is the Company providing stockholders with the opportunity to vote on the Merger?

A:     Our charter requires that we provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of our initial business combination in conjunction with either a tender offer or a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than pursuant to a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Merger Proposal in order to provide our public stockholders with the opportunity to redeem their Public Shares in connection with the Closing.

Q:     What will happen in the Merger?

A:     At the Closing, Merger Sub will merge with and into Metromile with Metromile continuing as the surviving entity and a wholly owned subsidiary of the Company. The Metromile stockholders will exchange their shares of Metromile common stock for shares of our common stock and subject to certain conditions, cash, in the Merger, and Metromile optionholders will have their vested options converted into Parent Vested RSUs and their unvested options will be converted into options to acquire shares of New Metromile Common Stock. In addition, immediately prior to the effective time of the Merger, each outstanding warrant to purchase common or preferred stock of Metromile shall be net exercised. Upon consummation of the Merger, we will change our name to Metromile, Inc.

Q:     What equity stake will current stockholders of the Company and the current Metromile stockholders hold in the Company immediately following the closing of the Merger?

A:     We anticipate that, upon completion of the Merger, assuming that none of our stockholders exercise redemption rights and that an aggregate of 84.2 million shares of our common stock will be issued as consideration in the Merger (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none) and an aggregate of 16,000,000 shares of our common stock will be issued in connection with the PIPE Investment upon the completion of the Merger, our existing stockholders will hold in the aggregate approximately 23.2% of our outstanding common stock (17.6% held by our public stockholders and 5.5% held by our Sponsor, directors, and other holders of Founder Shares), the PIPE Investors will hold approximately 12.3% of our outstanding common stock, and the current Metromile stockholders will hold approximately 64.6% of our outstanding common stock. If 12.5 million shares of our common stock are redeemed for cash, which assumes the maximum redemption of our shares, upon completion of the Merger, our existing stockholders will hold in the aggregate approximately 15.0% of our outstanding common stock (8.9% held by our public stockholders and 6.0% held by our Sponsor, directors, and other holders of Founder Shares), the PIPE Investors will hold approximately 13.6% of our outstanding common stock, and the Metromile stockholders will hold approximately 71.4% of our outstanding common stock. These ownership percentages do not take into account (1) any warrants to purchase our common stock that will be outstanding following the Merger, (2) any equity awards that may be issued under our proposed 2021 Plan following the Merger, or (3) any adjustments to the Merger Consideration pursuant to the Merger Agreement. If the actual facts are different than these assumptions (which is likely), the ownership percentages held by each of our existing stockholders, Cantor and the Metromile stockholders will be different.

See the section entitled “Summary of the Proxy Statement/Prospectus — Impact of the Merger on the Company’s Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     What will happen with respect to outstanding options to acquire common stock of Metromile?

A:     At the effective time of the Merger, all vested options to acquire Metromile common stock then outstanding, which we refer to herein as Vested Metromile Options, will be converted into restricted stock units denominated in shares of our common stock, which we refer to herein as Parent Vested RSUs. The number of Parent Vested RSUs to be received by a holder of Vested Metromile Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price.

         At the effective time of the Merger, all outstanding and unvested options to acquire Metromile common stock, which we refer to herein as Unvested Metromile Options, shall be converted into options denominated in shares of our common stock, which we refer to herein as Converted Options, under the 2021 Plan. Each Converted Option will continue to be subject to substantially the same terms and conditions as were applicable to the Unvested Metromile Option prior to the effective time of the Merger, including the applicable vesting schedule, except that (i) the number of Converted Options received by a holder of Unvested Metromile Options shall equal the product of the number of shares of Metromile common stock subject to the applicable Unvested Metromile Option and the Per Share Stock Consideration and (ii) the exercise price will equal the exercise price of the Unvested Metromile Option divided by the Per Share Stock Consideration.

Q:     Will the Company obtain new financing in connection with the Merger?

A:     In connection with the Merger, there will be a PIPE Investment of $160.0 million, subject to an increase to up to $195.0 million. As such, on or about the date of the Merger Agreement, the Company entered into subscription agreements with the PIPE Investors for the sale of 16,000,000 shares of Company common stock to the PIPE Investors upon the completion of the Merger. In addition, Cohen & Company, LLC or its affiliate is permitted under its PIPE subscription agreement to increase its subscription and purchase the Sponsor Additional PIPE Shares, or any portion thereof, subject to certain limitations.

Q:     What conditions must be satisfied to complete the Merger?

A:     There are a number of closing conditions in the Merger Agreement, including that our stockholders have approved the Merger and adopted the Merger Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, see the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Conditions to Closing of the Merger.”

Q:     Why is the Company proposing the Charter Proposals?

A:     We are asking our stockholders to approve these proposals to amend our charter in connection with the Merger and the terms of the Merger Agreement. The proposed charter amendments that we are asking our stockholders to approve provide for (1) an increase in the number of authorized shares of our common stock so that we will have sufficient authorized shares to issue as consideration in the Merger and to reserve for issuance under the 2021 Plan, if such plan is approved, and for future issuances of common stock, (2) approval of a new amended and restated charter to be in effect following completion of the Merger that provides for (a) reclassifying all

Class A common stock as common stock, (b) authorizes “blank check” preferred stock, (c) an increase in the number of director classes from two to three, and (d) additional changes, principally the change of our name to “Metromile, Inc.” and the removal of provisions in our charter applicable only to special purpose acquisition companies. Pursuant to the Merger Agreement, approval of the Charter Proposals is a condition to consummation of the Merger. In addition, the Merger Proposal is conditioned on approval of Proposal 2.

Q:     Why is the Company proposing the Nasdaq Proposal?

A:      We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b), which require stockholder approval of the issuance of shares of stock in certain transactions that result in (1) the issuance of 20% or more of the voting power outstanding or shares of common stock outstanding before such issuance of stock and (2) a change of control. Pursuant to the Merger Agreement, based on Metromile’s current capitalization, we anticipate issuing an aggregate of approximately 84.2 million shares of common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), subject to adjustment, to the current Metromile stockholders as consideration in the Merger. Because the issuance of such shares of our common stock (1) will constitute more than 20% of our outstanding common stock and more than 20% of outstanding voting power prior to such issuance and (2) will result in a change of control of the Company, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

We are also proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rule 5635(d), which requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (a) the closing price immediately preceding the signing of the binding agreement or (b) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

The Merger Proposal is conditioned on approval of the Nasdaq Proposal.

Q:     Why is the Company proposing the Incentive Plan Proposals?

A:     The purpose of the 2021 Plan is to provide eligible employees, directors and consultants the opportunity to receive stock-based incentive awards in order to encourage such persons to contribute materially to the growth of New Metromile and align their economic interests with those of our stockholders. Nasdaq Listing Rule 5635(c) requires that we obtain stockholder approval of certain equity compensation plans. Further, Section 422 of the Internal Revenue Code requires stockholder approval of the equity plans intended to provide for grants of incentive stock options. Accordingly, we are proposing the Incentive Plan Proposal to request such stockholder approval of the 2021 Plan, including the authorization of the initial share reserve thereunder. In addition, pursuant to the Merger Agreement, approval of the Incentive Plan Proposal is a condition to consummation of the Merger.

The purpose of the ESPP is to provide a means whereby New Metromile can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Metromile Common Stock will help New Metromile to attract, retain, and motivate employees and encourage them to devote their best efforts to New Metromile’s business and financial success. Approval of the ESPP by our stockholders will allow New Metromile to provide its employees with the opportunity to acquire an ownership interest in New Metromile through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New Metromile’s stockholders.

Q:     What happens if I sell my shares of Company common stock before the Special Meeting?

A:     The record date for the Special Meeting is December 30, 2020, and is earlier than the date on which we expect the Merger to be completed. If you transfer your shares of common stock after the record date, but before the Special Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Merger. If you transfer your shares of our common stock before the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account. Regardless of whether you transfer your shares of common stock before or after the record date, your transferee will be entitled to exercise redemption rights with respect to the shares purchased by following the procedures set forth in this proxy statement/prospectus.

Q:     How do I register to participate virtually in the Special Meeting?

A:     To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock.

If your shares are registered in your name with our transfer agent and you wish to participate virtually in the Special Meeting, go to https://www.cstproxy.com/insuacquisitioncorpii/2021, enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the Special Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

Beneficial stockholders who wish to participate virtually in the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate virtually in the Special Meeting. After contacting our transfer agent a beneficial holder will receive an email prior to the Special Meeting with a link and instructions for entering the Special Meeting. Beneficial stockholders should contact our transfer agent at least three business days prior to the date of the Special Meeting.

Q:     What constitutes a quorum at the Special Meeting?

A:     A quorum will be present at the Special Meeting if a majority of the shares of our common stock outstanding and entitled to vote at the Special Meeting is represented at the meeting by virtual attendance or by proxy. If a stockholder fails to vote his, her or its shares online during the Special Meeting or by proxy, or if a broker fails to vote online during the Special Meeting or by proxy shares held by it in nominee name, such shares will not be counted for the purposes of establishing a quorum. If a stockholder who holds his, her or its shares in “street name” through a broker or other nominee fails to give voting instructions to such broker or other nominee (a “broker non-vote”) on all of the proposals set forth in this proxy statement/prospectus, such shares will not be counted for the purposes of establishing a quorum. An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the stockholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Special Meeting may adjourn the Special Meeting. As of the record date for the Special Meeting, the presence by virtual attendance or by proxy of 15,693,334 shares of our common stock is required to achieve a quorum.

Q:     What vote is required to approve the proposals presented at the Special Meeting?

A:     The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock, or 15,693,334 shares of our common stock. Accordingly, a stockholder’s failure to vote by proxy or to vote online during the Special Meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Merger Proposal.

The approval of each Charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention on a Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

The approval of each of the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal require the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Existing Director Election Proposal or the Business Combination Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal.

Q:     May the Initial Stockholders, the Company’s directors, officers, advisors or their respective affiliates purchase shares in connection with the Merger?

A:     At any time prior to the Special Meeting, our Initial Stockholders, directors, officers, advisors or their respective affiliates may purchase shares of our common stock on the open market, and may purchase shares in privately negotiated transactions from stockholders who vote, or indicate an intention to vote, against the Merger Proposal, or who have elected to redeem, or indicate an intention to redeem, their shares in connection with the Merger. Any such privately negotiated purchases may be effected at purchase prices that are in excess of fair market value or in excess of the per-share pro rata portion of the Trust Account. Our Initial Stockholders, directors, officers, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire shares of our common stock, to vote their shares in favor of the Merger Proposal or to not redeem their shares in connection with the Merger. While the exact nature of such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Our Initial Stockholders, directors, officers or their respective affiliates will not effect any such purchases when they are in possession of any material non-public information relating to the Company or Metromile, during a restricted period under Regulation M under the Exchange Act or in a transaction which would violate Section 9(a)(2) or Rule 10b-5 under the Exchange Act.

Q:     How many votes do I have at the Special Meeting?

A:     Our stockholders are entitled to one vote at the Special Meeting for each share of Class A common stock and Class B common stock held of record as of December 30, 2020, the record date for the Special Meeting. As of the close of business on the record date, there were 23,540,000 outstanding shares of our Class A common stock and 7,846,667 outstanding shares of our Class B common stock.

Q:     How will the Initial Stockholders and the Company’s directors and officers vote?

A:     In connection with our IPO, we entered into an agreement with each of our Initial Stockholders, our executive officers and our directors, pursuant to which they agreed to vote any shares of our common stock owned by them in favor of a proposed initial business combination. As of the date of this proxy statement/prospectus, our Initial Stockholders, executive officers and directors own approximately 26.4% of our issued and outstanding shares of common stock, including all of the Founder Shares. None of our Initial Stockholders, executive officers or directors have entered into agreements, and are not currently in negotiations, to purchase or sell shares prior to the record date.

In addition, following the execution and delivery of the Merger Agreement, on November 24, 2020, our officers, directors and Sponsor entered into a Sponsor Support Agreement with us and Metromile, which we refer to as the Sponsor Support Agreement, pursuant to which the parties thereto agreed to vote any shares of our common stock owned by them (representing as of the date hereof approximately 26.4% of the outstanding shares of our common stock) in favor of the Merger Proposal and the other proposals described in this proxy statement/prospectus and presented at the Special Meeting.

Q:     Did our board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Neither our board nor any committee thereof obtained a third-party valuation or fairness opinion in connection with the Business Combination. Our officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, including their sector experience in insurance companies, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, our officers, directors and advisors have substantial experience with mergers and acquisitions. In analyzing the Business Combination, we conducted due diligence on Metromile. Our board also consulted with INSU’s management and its legal counsel, financial advisors and other advisors and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “Proposal No. 1 — The Merger Proposal — Reasons for the Approval of the Merger,” and concluded that the Business Combination was in the best interest of our stockholders. Accordingly, investors will be relying solely on the judgment of the INSU board in valuing Metromile, and the INSU Board may not have properly valued such businesses.

Q:     What interests do the Company’s current officers and directors have in the Merger?

A:     Our directors and executive officers have interests in the Merger that are different from or in addition to (and which may conflict with) the interests of our stockholders including the following:

•        our Sponsor, officers and directors will hold our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and directors will hold Placement Warrants to purchase shares of our common stock, following the Merger and subject to lock-up agreements;

•        our Sponsor, officers and certain of our directors paid an aggregate of $4,550,000 for their Founder Shares, Placement Shares and Placement Warrants and such securities are expected to have a significantly higher value at the time of the Merger, and will have little or no value if we do not complete the Merger;

•        our Sponsor, officers and directors have waived their redemption rights with respect to their Founder Shares, Placement Shares and Public Shares in connection with the Merger, and have waived their redemption and liquidation rights with respect to their Founder Shares and Placement Shares if we are unable to complete a business combination by our Business Combination Outside Date;

•        if we are unable to complete a business combination by our Business Combination Outside Date, Insurance Acquisition Sponsor II, LLC, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        our Sponsor has agreed to loan us funds in an amount up to $750,000 for working capital requirements and to finance transaction costs in connection with an initial business combination, and any amounts outstanding under this loan will not be repaid if we are unable to complete a business combination by our Business Combination Outside Date;

•        the Initial Stockholders will have the collective right to appoint a board member of New Metromile; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Merger.

These interests may influence our directors in making their recommendation that you vote in favor of the Merger Proposal and the other proposals set forth in this proxy statement/prospectus.

Q:     What happens if I vote against the Merger Proposal?

A:     Pursuant to our current charter, if the Merger Proposal is not approved and we do not otherwise consummate an alternative business combination by our Business Combination Outside Date, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders. Our current charter does not provide any means to extend our Business Combination Outside Date deadline for completing a business combination, meaning any such extension would involve an amendment to our current charter that would need to be approved by our stockholders.

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to a pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Merger (including any portion of the interest earned thereon which was not previously used or distributed to us to pay dissolution expenses or taxes), upon the consummation of the Merger. A public stockholder, together with any of his, her or its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 20% of the outstanding Public Shares.

Q:     How will the redemption price be determined?

A:     For illustrative purposes, based on funds in the Trust Account of approximately $230.0 million on October 31, 2020, the estimated per share redemption price would have been approximately $10.00. Additionally, shares properly tendered for redemption will only be redeemed if the Merger is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including any portion of the interest earned thereon which was not previously used or distributed to us to pay dissolution expenses or taxes) upon our liquidation.

Q:     Do the Initial Stockholders or the Company’s directors and officers have redemption rights in connection with the Merger?

A:     No. Our Initial Stockholders and Cantor have waived their redemption rights with respect to their Founder Shares and Placement Shares in connection with the Merger, and our Initial Stockholders have also waived their redemption rights with respect to any Public Shares they hold in connection with the Merger. All such shares held by our Initial Stockholders and Cantor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights regardless of whether, or how, you vote your shares of our common stock on the Merger Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time on February 5, 2021 (two business days before the Special Meeting), (x) submit a written request, which includes the name of the beneficial owner of the shares to be redeemed, to our transfer agent that we redeem your Public Shares for cash, and (y) deliver your stock to our transfer agent physically or electronically through Depository Trust Company, or DTC. The address of Continental Stock Transfer & Trust Company, our transfer agent, is listed under the question “Who can help answer my questions?” below.

Any demand for redemption, once made, may be withdrawn with our consent at any time until the date of the Special Meeting. If you deliver your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares to you (physically or electronically). You may make such request by contacting our transfer agent at the address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of Company Common Stock.” You are urged to consult with your own tax advisor regarding the tax consequences of exercising your redemptions rights.

Q:     If I am a Company warrant holder, can I exercise redemption rights with respect to my warrants?

A:     No. The holders of our warrants have no redemption rights with respect to our warrants or any shares of our common stock underlying our warrants.

Q:     Do I have appraisal rights if I object to the proposed Merger?

A:     No. There are no appraisal rights available to holders of our common stock in connection with the Merger.

Q:     What happens to the funds held in the Trust Account upon consummation of the Merger?

A:     If the Merger is consummated, the funds held in the Trust Account will be released to us, and those funds will be used to pay or fund (i) the redemption price for shares of our common stock redeemed by our stockholders who properly exercise redemption rights, (ii) up to $9.8 million in deferred underwriting compensation payable to Cantor, (iii) fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by or on behalf of the Company, Merger Sub and Metromile in connection with the Merger and the other transactions contemplated by the Merger Agreement, (iv) the repayment of loans from our Sponsor in an aggregate amount not to exceed $750,000 for working capital purposes and to pay expenses to identify an acquisition target and consummate the Merger and related transactions (see the section entitled “Certain Relationships and Related Transactions — Company Related Person Transactions” for additional information), and (v) general corporate purposes of New Metromile, which may include, but not be limited to, working capital for operations, repayment of indebtedness, capital expenditures and future acquisitions.

Q:     What happens if the Merger is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, we are unable to complete the Merger or another business combination transaction by our Business Combination Outside Date, our charter provides that we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem all Public Shares then outstanding at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less any interest released to us for the payment of taxes or dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

We expect that the amount of any distribution our public stockholders will be entitled to receive upon our dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Merger, subject in each case to our obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. Holders of our Founder Shares and Placement Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to our outstanding warrants. Accordingly, the warrants will expire worthless.

Q:     When is the Merger expected to be completed?

A:     We currently anticipate that the Merger will be consummated within two business days following the Special Meeting, provided that all other conditions to the consummation of the Merger have been satisfied or waived in accordance with the Merger Agreement. In any event, we expect the Closing to occur in February 2021.

For a description of the conditions to the consummation of the Merger, see the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Conditions to Closing of the Merger.”

Q:     What do I need to do now?

A:     Whether or not you plan to participate virtually in the Special Meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 31, and to consider how the Merger will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of our common stock on December 30, 2020, the record date for the Special Meeting, you may vote online during the Special Meeting or any adjournment thereof by accessing https://www.cstproxy.com/insuacquisitioncorpii/2021, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided in accordance with the instructions set forth on the enclosed proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the Special Meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to participate virtually in the Special Meeting and vote online, obtain a legal proxy from your broker, bank or nominee.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, if you abstain from voting with respect to a particular proposal, your shares will be counted as present for purposes of establishing a quorum. For purposes of approving the proposals, failure to vote or an abstention will each have the same effect as a vote “AGAINST” each of the Merger Proposal and the Charter Proposals. A failure to vote or an abstention will have no effect on the outcome of each of the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal and the Adjournment Proposal.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented at the Special Meeting or any adjournment thereof.

Q:     If I am not going to participate virtually in the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to participate virtually in the Special Meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided in accordance with the instructions set forth on the enclosed proxy card.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented at the Special Meeting will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted as present for the purpose of determining the existence of a quorum at the Special Meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals set forth in this proxy statement/prospectus. However, broker non-votes will not be counted as “votes cast” at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to our transfer agent at the address listed under “Who can help answer my questions?” below so that it is received by the transfer agent prior to the Special Meeting, or participate virtually in the Special Meeting and vote online. You also may revoke your proxy by sending a notice of revocation to Amanda Abrams by email at aabrams@cohenandcompany.com or in writing to INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, or by telephone at (215) 701-9555, which must be received by Ms. Abrams prior to the Special Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     We will pay the cost of soliciting proxies for the Special Meeting. We have engaged Morrow Sodali LLC, which we refer to as Morrow, to assist in the solicitation of proxies for the Special Meeting. We will pay Morrow a fee of $25,000 plus a per call fee for any incoming or outgoing stockholder calls for such services, which fee also includes Morrow acting as the inspector of election at the Special Meeting. We will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What are the material U.S. federal income tax consequences of the Merger to Metromile Stockholders?

A:     It is the opinion of Ledgewood P.C. (“Ledgewood”), the Company’s U.S. federal income tax counsel, that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. The Ledgewood opinion is subject to the limitations and qualifications described herein, and has been delivered prior to the consummation of the Merger and the exercise of redemption rights by stockholders of the Company and therefore is prospective and dependent on the occurrence or nonoccurrence of future events.

If the Merger so qualifies as a “reorganization”, a U.S. holder of Metromile common stock generally will not recognize any gain or loss on shares of our common stock received in the Merger. The obligations of Metromile and the Company to complete the Merger are not conditioned upon the receipt of an opinion at closing from either Ledgewood or Cooley LLP (“Cooley”) to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences of the Merger to U.S. Holders of Metromile Common Stock.”

The consequences of the Merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, stockholders are urged to consult their tax advisors to determine the tax consequences of the Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of their particular circumstances.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

John M. Butler, President and Chief Executive Officer
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104
Tel: (215) 701-9555

You may also contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400
Email: INSU.info@investor.morrowsodali.com

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) prior to 5:00 p.m., Eastern Time, on February 5, 2021 (two business days before the Special Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

If you have other questions please contact:

Amanda Abrams
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104
Tel: (215) 701-9693
Email: aabrams@cohenandcompany.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be considered at the Special Meeting, including the Merger Proposal, whether or not you plan to participate virtually in the Special Meeting, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors” beginning on page 31. See also the section entitled “Where You Can Find More Information.”

Unless otherwise specified, all share amounts and share calculations: (i) assume no exercise of redemption rights by our public stockholders, (ii) assume that an aggregate of approximately 84.2 million shares of our common stock will be issued (or reserved for issuance) to the Metromile stockholders, as consideration in the Merger (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), and (iii) do not include (a) any warrants to purchase our common stock that will be outstanding following the Merger, (b) any equity awards that may be issued under our proposed 2021 Plan following the Merger, or (c) any adjustments to the merger consideration that will result from the terms of the Merger Agreement.

Parties to the Merger

INSU Acquisition Corp. II

We are a Delaware special purpose acquisition company formed in October 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Our securities are traded on The Nasdaq Capital Market under the ticker symbols “INAQ,” “INAQU” and “INAQW.” We will apply to continue the listing of our common stock and warrants on The Nasdaq Capital Market under the symbols “MILE” and “MILEW,” respectively, upon the Closing. Following the Merger, we expect to change our name to Metromile, Inc.

The mailing address of our principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, and our telephone number is (215) 701-9555.

For additional information regarding the Company, see the section in this proxy statement/prospectus entitled “Information About the Company.”

INSU II Merger Sub Corp.

Merger Sub is a Delaware corporation, and our direct wholly owned subsidiary, incorporated by us on November 10, 2020 to facilitate the Merger. In the Merger, Merger Sub will merge with and into Metromile, with Metromile being the surviving entity. The Metromile stockholders will exchange their shares of Metromile common stock for shares of our common stock and subject to certain conditions, cash, as consideration in the Merger.

The mailing address of Merger Sub’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 701-9555.

Metromile, Inc.

Metromile is a Delaware corporation incorporated in January 2011. In the Merger, Merger Sub will merge with and into Metromile, with Metromile being the surviving entity. The Metromile stockholders will exchange their shares of Metromile common stock for shares of our common stock and subject to certain conditions, cash, as consideration and we will assume Metromile’s outstanding equity awards in the Merger, which will be settled in our common stock. Following the Merger, Metromile will change its name to Metromile Operating Company.

The mailing address of Metromile’s principal executive office is 425 Market Street #700, San Francisco, CA 94105, and its telephone number is (888) 242-5204.

For additional information regarding Metromile, see the section in this proxy statement/prospectus entitled “Information About Metromile.”

The Merger Proposal

The Merger Agreement provides for the business combination of Metromile and the Company pursuant to the merger of Merger Sub with and into Metromile with Metromile continuing as the surviving entity and a wholly owned subsidiary of the Company. The following summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the amendment to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex AA.

In the Merger, the Metromile stockholders will exchange their shares of Metromile common stock for shares of our common stock and subject to certain conditions, cash, and we will assume Metromile’s outstanding equity awards, which will be settled in our common stock. The aggregate consideration to be paid in the Merger will consist of:

•        assuming no adjustments, an estimated 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), which we refer to as the Stock Consideration;

•        up to $30.0 million of cash, subject to certain conditions, which we refer to as the Cash Consideration; and

•        an additional 10,000,000 shares of our common stock, which we refer to as the Additional Shares, in the event that the closing sale price of our common stock exceeds $15.00 per share for 20 out of any 30 consecutive trading days during the first two years following the closing of the Transactions.

We refer to the Stock Consideration and the Cash Consideration together as the Merger Consideration. If, after the date of the Merger Agreement and prior to the effective time of the Merger, the Company undergoes a change in its capitalization (such as a stock split, share dividend or recapitalization affecting the Company common stock), the Merger Agreement provides for an equitable adjustment in the number of shares comprising the Stock Consideration.

The number of shares which comprise the Stock Consideration will be based on a $10.00 per share value for our common stock. The amount of common stock to be issued as consideration in the Merger is subject to adjustment, as set forth in the Merger Agreement, if (i) Metromile’s Closing Net Working Capital Amount (as defined in the Merger Agreement) at the time of Closing is greater than the Target Net Working Capital Ceiling, by the number of shares equal to the amount by which Metromile’s Closing Net Working Capital Amount is greater than the Target Net Working Capital Ceiling, divided by $10.00, or (ii) Metromile’s Closing Net Working Capital Amount at the time of Closing is less than the Target Net Working Capital Floor, by the number of shares equal to the amount by which Metromile’s Closing Net Working Capital Amount is less than the Target Net Working Capital Floor, divided by $10.00.

At the effective time of the Merger, all Vested Metromile Options will be converted into Parent Vested RSUs. The number of Parent Vested RSUs to be received by a holder of Vested Metromile Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price.

At the effective time of the Merger, all outstanding and unvested options to acquire Metromile common stock, which we refer to herein as Unvested Metromile Options, shall be converted into Converted Options, under the 2021 Plan. Each Converted Option will continue to be subject to substantially the same terms and conditions as were applicable to the Unvested Metromile Option prior to the effective time of the Merger, including the applicable vesting schedule, except that (i) the number of Converted Options received by a holder of Unvested Metromile Options shall equal the product of the number of shares of Metromile common stock subject to the applicable Unvested Metromile Option and the Per Share Stock Consideration and (ii) the exercise price will equal the exercise price of the Unvested Metromile Option divided by the Per Share Stock Consideration.

For additional information, see the sections in the accompanying proxy statement/prospectus entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Merger Consideration.

We intend to pay the fees and expenses related to the Merger with the cash held in our Trust Account and the cash obtained in connection with the PIPE Investment. To the extent not used for the redemption price for any properly redeemed shares of our common stock, or fees and expenses related to the Merger and the transactions contemplated by the Merger Agreement, the proceeds from the Trust Account and the PIPE Investment will be used for general corporate purposes, which may include, but not be limited to, working capital for operations, repayment of indebtedness, capital expenditures and future acquisitions.

See the section entitled “Proposal No. 1 — The Merger Proposal” for more information regarding the Merger and the Merger Proposal.

Redemption Rights

Pursuant to our charter, holders of our Public Shares may elect to have their shares redeemed for cash at a redemption price per share calculated in accordance with our charter. As of October 31, 2020, this would have amounted to approximately $10.00 per share. If a holder of Public Shares properly exercises his, her or its redemption rights, then such holder will be exchanging his, her or its shares of our common stock for cash and will no longer own such shares. See the section entitled “Special Meeting of Company Stockholders — Redemption Rights and Procedures” for the procedures to be followed if you wish to redeem your shares for cash and not continue to own our common stock following consummation of the Merger.

Notwithstanding the foregoing, a holder of Public Shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from exercising redemption rights with respect to 20% or more of the Public Shares.

Neither the Merger will be consummated nor will any Public Shares be redeemed if public stockholders redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 or that would cause us to have less than $199 million in cash on hand at the time of the Merger, taking into account the PIPE Investment, among other things.

Any redemptions by our public stockholders will decrease the funds in the Trust Account available to us to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Impact of the Merger on the Company’s Public Float

We anticipate that, upon completion of the Merger, assuming that none of our stockholders exercise redemption rights and that an aggregate of approximately 84.2 million shares of our common stock will be issued as consideration in the Merger (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), (1) our Sponsor, directors, and other holders of Founder Shares will hold approximately 5.5% of our outstanding common stock, (2) our public stockholders will hold approximately 17.6% of our outstanding common stock, (3) the PIPE Investors will hold approximately 12.3% of our outstanding common stock, and (4) the Metromile stockholders will hold approximately 64.6% of our outstanding common stock. If 12.5 million shares of our common stock are redeemed for cash, upon completion of the Merger, (1) our Sponsor, directors, and other holders of Founder Shares will hold approximately 6.0% of our outstanding common stock, (2) our public stockholders will hold approximately 8.9% of our outstanding common stock, (3) the PIPE Investors will hold approximately 13.6% of our outstanding common stock, and (4) the Metromile stockholders will hold approximately 71.4% of our outstanding common stock. These ownership percentages do not take into account (1) any warrants to purchase our common stock that will be outstanding following the Merger, (2) any equity awards that may be issued under our proposed 2021 Plan following the Merger, or (3) any adjustments to the Merger Consideration pursuant to the Merger Agreement. If any shares of our common stock are redeemed by our public stockholders in connection with the Merger, the percentage of our outstanding common stock held by our public stockholders will decrease and the percentage of our outstanding common stock held by each of our Initial Stockholders, Cantor and the Metromile stockholders will increase. Similarly, if the number of shares issued as Merger Consideration is less than our estimates, the percentage of our outstanding common stock held by our public stockholders, our Initial Stockholders and Cantor will increase and the percentage of our outstanding common stock held by the Metromile stockholders will decrease.

Board of Directors of the Company Following the Merger

Upon consummation of the Merger, the Merger Agreement provides that our board of directors will change in size from five to six members. Each of our incumbent directors, Daniel Cohen, John Chrystal, Sheila Nicoll, Andrew Hohns and Sasson Posner, have advised us that they will resign from our board of directors upon the Closing.

See the section entitled “Management Following the Merger” for additional information.

Regulatory Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and the related rules and regulations issued by the Federal Trade Commission, which we refer to as the FTC, certain transactions, including the Merger, may not be consummated until notifications have been given and specified information and documentary material have been furnished to the FTC and the U.S. Department of Justice, which we refer to as the DOJ, and the applicable waiting periods have expired or been terminated. The completion of the Merger is conditioned upon the expiration or early termination of the HSR Act waiting period. On December 9, 2020, we and Metromile filed our respective notification and report forms under the HSR Act with the DOJ and the FTC. The initial 30-day waiting period will expire on January 8, 2021. See the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Covenants of the Parties” for additional information.

The Closing is subject to certain regulatory approvals or exemptions, including approval or exemption by the Delaware Insurance Commissioner and the California Insurance Commissioner. The Company and Metromile will make the following filing in either or both states if the request for exemption is not granted by either or both states:

•        “Form A” Information Statement to the Insurance Commissioner of California pursuant to California Insurance Code section 1215.2; and

•        “Form A” Statement regarding the Acquisition of Control or Merger with a Domestic Insurer to the Delaware Department of Insurance pursuant to Delaware Insurance Code section 5003.

Tax Consequences of the Merger

For a description of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Accounting Treatment

The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, INSU, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Metromile will be treated as the accounting acquirer. This determination was primarily based on Metromile expecting to have a majority of the voting power of the post-combination company, Metromile’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of Metromile compared to INSU, and Metromile’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which Metromile is issuing stock for the net assets of INSU. The net assets of INSU will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Metromile.

Appraisal Rights

Appraisal rights are not available to holders of shares of our common stock in connection with the Merger.

Reasons for the Merger

Our board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, has determined that the Merger Agreement and the transactions contemplated thereby, are fair to and in the best interests of the Company and our stockholders, and unanimously recommends that our stockholders vote “FOR” the Merger Proposal. For a description of the reasons considered by our board of directors in deciding to recommend adoption of the Merger Agreement, see the sections entitled “Proposal No. 1 — The Merger Proposal — Reasons for the Approval of the Merger” and “Proposal No. 1 — The Merger Proposal — Recommendation of the Board.”

Proposals Related to the Company’s Amended and Restated Certificate of Incorporation

In connection with the Merger Proposal, and in order to allow us to complete the Merger, we are asking you to approve the amendment of our charter to increase the number of shares of our authorized common stock from 70,000,000 to 640,000,000.

Additionally, we are also asking you to approve the amendment and restatement of our charter (as amended) that will be in effect following completion of the Merger:

•        To reclassify all Class A common stock to common stock.

•        To authorize “blank check” preferred stock.

•        To increase the number of classes of directors from two to three.

•        To provide for additional changes, principally changing the Company’s corporate name from “INSU Acquisition Corp. II” to “Metromile, Inc.” and removing provisions applicable only to special purpose acquisition companies.

See the sections entitled “Proposal No. 2 — Authorization to Increase our Authorized Capital,” and “Proposal No. 3 — Approval of Amendment and Restatement of our Charter in Connection with the Merger” for more information.

The Nasdaq Proposal

In connection with the Merger Proposal, and in order to allow us to complete the Merger, we are asking you to approve, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of our issued and outstanding common stock and the resulting change of control in connection with the Merger. In addition, under Nasdaq Listing Rule 5635(d), prior stockholder approval is required for the issuance, other than in a public offering, of securities convertible into common stock at a price less than the greater of book or market value of the common stock if the securities are convertible into 20% or more of a company’s common stock, and we are therefore asking you to approve the issuance of our shares of common stock in connection with the PIPE Investment. See the section entitled “Proposal No. 4 — The Nasdaq Proposal” for more information.

The Incentive Plan Proposals

Our proposed 2021 Plan will be effective upon the Closing, subject to approval by our stockholders at the Special Meeting. The proposed 2021 Plan will reserve 10%, or approximately 15.6 million, of our shares of common stock for issuance in accordance with the plan’s terms. Additionally, the number of shares of New Metromile Common Stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2022 continuing through January 1, 2031, by 5% of the total number of shares of New Metromile capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the Board of Directors of New Metromile. The purpose of the 2021 Plan is to provide eligible employees, directors and consultants the opportunity to receive stock-based incentive awards in order to encourage them to contribute materially to our growth and to align the economic interests of such persons with those of our stockholders. The summary of the 2021 Plan above is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which is attached as Annex B to this proxy statement/prospectus. You are encouraged to read the 2021 Plan in its entirety. See the section entitled “Proposal No. 5 — The Incentive Plan Proposal” for more information.

Our proposed ESPP will be effective upon the Closing, subject to approval by our stockholders at the Special Meeting. The proposed ESPP will reserve 1.5%, or approximately 2.3 million, of our shares of common stock for purchase in accordance with the plan’s terms. Additionally, the number of shares of New Metromile Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2022 through January 1, 2031, by the lesser of (i) 1% of the total number of shares of New Metromile capital stock outstanding on December 31 of the preceding calendar year, and (ii) approximately 4.6 million shares (200% of the initial share reserve); provided, that prior to the date of any such increase, the board of directors of New Metromile (“New Metromile Board”) may determine that such increase will be less than the amount set forth in clauses (i) and (ii). The purpose of the ESPP is to provide a means whereby New Metromile can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Metromile Common Stock will help New Metromile to attract, retain, and motivate employees and encourage them to devote their best efforts to New Metromile’s business and financial success. The summary of the ESPP above is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached as Annex C to this proxy statement/prospectus. You are encouraged to read the ESPP in its entirety. See the section entitled “Proposal No. 6 — The ESPP Proposal” for more information.

The Existing Director Election Proposal

We are asking you to consider and vote upon a proposal to elect Daniel G. Cohen and John C. Chrystal to serve as Class I directors on our board of directors until the earlier of the Effective Time and the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. See the section entitled “Proposal No. 7 — The Existing Director Election Proposal” for more information.

The Business Combination Director Election Proposal

Each of the members of our board of directors intends to resign from our board of directors upon the Closing. We are asking you to consider and vote upon a proposal to elect, effective as of, and contingent upon, the Effective Time, to elect six directors to serve staggered terms on our board of directors under our Business Combination Charter until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. See the section entitled “Proposal No. 8 — The Business Combination Director Election Proposal” for more information.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to permit us to approve the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, and/or the Business Combination Director Election Proposal, the Adjournment Proposal allows us to adjourn the Special Meeting to a later date, if necessary, to permit further solicitation of proxies. See the section entitled “Proposal No. 9 — The Adjournment Proposal” for more information.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of our common stock outstanding and entitled to vote at the Special Meeting is represented at the meeting by virtual attendance or by proxy. An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals or the failure of a stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee on one or more but less than all of the proposals set forth in this proxy statement/prospectus (a “broker non-vote”) will each count as present for the purposes of establishing a quorum. As of the date of this proxy statement/prospectus, our executive officers, directors and affiliates hold approximately 26.4% of our outstanding shares of common stock. All of such shares will be voted in favor of the Merger Proposal and other proposals described in this proxy statement/prospectus and presented at the Special Meeting.

The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote by proxy or to vote online during the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal.

The approval of each Charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention on any of the Charter Proposals will have the same effect as a vote “AGAINST” such proposal.

The approval of each of the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal requires the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Existing Director Election Proposal or the Business Combination Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal.

The Merger Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Merger Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, Proposal 4, the Incentive Plan Proposals and the Business Combination Director Election Proposal is conditioned on the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the approval of the Merger Proposal and Proposal 2. Neither the Existing Director

Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if either the Merger Proposal or the Nasdaq Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Metromile do not waive the applicable closing condition under the Merger Agreement, then the Merger will not be consummated. If we do not consummate the Merger and fail to complete an initial business combination by our Business Combination Outside Date, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation to Company’s Stockholders

Our board of directors believes that each of the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Metromile and our stockholders and unanimously recommends that our stockholders vote “FOR” each of the proposals.

Interests of Certain Persons in the Merger

When you consider the recommendation of our board of directors in favor of approval of these proposals, you should also consider that our directors and officers have interests in the Merger that are different from or in addition to (and which may conflict with) your interests as a stockholder, including the following:

•        our Sponsor, officers and directors will hold an aggregate of 7,122,167 shares of our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and directors will hold 150,833 Placement Warrants to purchase shares of our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and certain of our directors paid an aggregate of $4,550,000 for their Founder Shares, Placement Shares and Placement Warrants and that such securities are expected to have a significantly higher value at the time of the Merger and will have little or no value if we do not complete the Merger;

•        our Sponsor, officers and directors have waived their redemption rights with respect to their Founder Shares, Placement Shares and Public Shares in connection with the Merger, and have waived their redemption and liquidation rights with respect to their Founder Shares and Placement Shares if we are unable to complete a business combination by our Business Combination Outside Date;

•        if we are unable to complete a business combination by our Business Combination Outside Date, Insurance Acquisition Sponsor II, LLC will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        our Sponsor has agreed to loan us funds in an amount up to $750,000 for working capital requirements and to finance transaction costs in connection with an initial business combination (of which no amounts were outstanding on December 31, 2020), and any amounts outstanding under this loan will not be repaid if we are unable to complete a business combination by our Business Combination Outside Date;

•        The Company will have the right to designate one individual for appointment to the board of New Metromile; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Merger.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding us, our securities or Metromile, our Sponsor, directors, officers and their respective affiliates may purchase our securities on the open market, and may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or who have elected to redeem, or indicate an intention to redeem, their shares in connection with the Merger. Any such privately negotiated purchases may be effected at purchase prices that are in excess of fair market value or in excess of the per-share pro rata portion of the Trust Account. Our Initial Stockholders, directors, officers, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire shares of our common stock or vote their shares in favor of the Merger Proposal. While the exact nature of such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Our Initial Stockholders, directors, officers or their respective affiliates will not effect any such purchases when they are in possession of any material nonpublic information relating to us or Metromile, during a restricted period under Regulation M under the Exchange Act or in a transaction which would violate Section 9(a)(2) or Rule 10b-5 under the Exchange Act.

The purpose of such purchases and other transactions would be to increase the likelihood that the Merger Proposal is approved and to decrease the likelihood that holders will request redemption of Public Shares and cause us to have insufficient funds to fund amounts required under the Merger Agreement. Entering into any such arrangements may have a depressive effect on the price of our common stock. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the Closing for a price below market value.

If our Initial Stockholders, directors, officers or their respective affiliates effect any purchases of our common stock, such purchases may cause the Merger Proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert disproportionate influence over the approval of the Merger Proposal and other proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved.

As of the date of this proxy statement/prospectus, no such agreements to sell or purchase shares prior to the record date have been entered into with any such investor or holder. We will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that are not described in this proxy statement/prospectus and that would affect the vote on the Merger Proposal.

Risk Factors

Both INSU and Metromile are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders. In evaluating the proposals to be presented at the Special Meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

These risk factors include, but are not limited to, the following:

Risks related to Metromile:

•        Metromile has a history of net losses and could continue to incur substantial net losses in the future.

•        Metromile’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern.

•        Metromile may lose existing customers or fail to acquire new customers.

•        Metromile may require additional capital to support business growth or to satisfy its regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.

•        The COVID-19 pandemic has caused disruption to Metromile’s operations and may negatively impact its business, key metrics, and results of operations in numerous ways that remain unpredictable.

•        Metromile relies on telematics, mobile technology and its digital platform to collect data points that it evaluates in pricing and underwriting insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict this collection or use of this data, Metromile’s business could be harmed.

•        Regulatory changes may limit Metromile’s ability to develop or implement its telematics-based pricing model and/or may eliminate or restrict the confidentiality of its proprietary technology.

•        Metromile expects a number of factors to cause its results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict future performance.

•        Denial of claims or Metromile’s failure to accurately and timely pay claims could materially and adversely affect its business, financial condition, results of operations, brand and prospects.

•        Unexpected increases in the frequency or severity of claims may adversely affect Metromile’s results of operations and financial condition.

•        Failure to maintain Metromile’s risk-based capital at the required levels could adversely affect its ability to maintain regulatory authority to conduct its business.

•        Metromile is subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security. Metromile’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or adversely affect its business.

•        If Metromile is unable to underwrite risks accurately or charge competitive yet profitable rates to its customers, its business, results of operations and financial condition will be adversely affected.

•        Litigation and legal proceedings filed by or against Metromile and its subsidiaries could have a material adverse effect on its business, results of operations and financial condition.

•        The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and Metromile may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect its business.

•        Metromile is subject to extensive regulation and potential further restrictive regulation may increase its operating costs and limit its growth.

•        Metromile’s actual incurred losses may be greater than its loss and loss adjustment expense reserves, which could have a material adverse effect on its financial condition and results of operations.

Risks related to the Company and the Merger

•        Warrants to purchase INSU’s common stock will become exercisable following the Merger, which could increase the number of shares eligible for future resale in the public market and result in dilution to the public stockholders.

•        Public stockholders will experience immediate dilution due to the issuance of common stock to the Metromile stockholders as consideration in the Merger. Having a minority share position likely reduces the influence that the current stockholders have on the management of New Metromile.

•        Neither INSU’s board of directors nor any committee thereof obtained a third-party valuation or fairness opinion in determining whether or not to pursue the Business Combination.

•        INUS’s Initial Stockholders, directors and officers may have a conflict of interest in determining to pursue our business combination with Metromile, since certain of their interests are different from or in addition to (and may conflict with) the interests of INSU’s public stockholders, and such interests may have influenced their decisions to approve the Merger and recommend that INSU’s stockholders approve the Merger Proposal.

•        Subsequent to the consummation of the Merger, New Metromile may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

•        New Metromile may be subject to securities litigation, which is expensive and could divert management’s attention.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The following table sets forth selected historical financial information derived from INSU’s unaudited financial statements as of and for the nine months ended September 30, 2020 and INSU’s audited financial statements as of and for the year ended December 31, 2019 and for the period from October 11, 2018 (inception) through December 31, 2018, each of which is included elsewhere in this proxy statement/prospectus. Such financial information should be read in conjunction with the audited and unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following summary financial information in conjunction with the section entitled “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and INSU’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Nine Months Ended September 30, 2020	For the Period from October 11, 2018 (inception) Through December 31, 2018		Year Ended December 31, 2019
Statement of Operations Data:
Formation and operating costs	$85,001		$148		$976
Loss from operations	(85,001)		(148)		(976)
Other income
Interest earned on marketable securities	1,386		—		—
Net loss	$(83,615)		$(148)		$(976)

Basic and diluted net (loss) income per share, Class A redeemable common stock	$0.00	$		$
Weighted average shares outstanding of Class A redeemable common stock	23,000,000
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.01)	$		$
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	8,386,667

Balance Sheet Data:
Cash	$690,971		$—		$—
Cash and marketable securities held in Trust Account	$230,001,386		$—		$—
Total assets	$230,932,799		$1,000		$10,315
Class A Common stock subject to possible redemption	$216,106,340		$—		$—
Total stockholders’ equity (deficit)	$5,000,005		$(148)		$(1,124)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF METROMILE

The following information is only a summary and should be read in conjunction with Metromile’s consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus and information discussed under “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of Metromile’s future performance.

The summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the summary consolidated balance sheet data as of December 31, 2018 and 2019 are each derived from Metromile’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2019 and 2020, and the summary consolidated balance sheet data as of September 30, 2020 are derived from Metromile’s unaudited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The Metromile unaudited interim consolidated financial statements were prepared on the same basis as its audited financial statements. The historical results are not necessarily indicative of the results to be expected in the future.

	Nine Months Ended September 30,		Years Ended December 31,
Consolidated Statement of Operations Data:	2019	2020	2018	2019
	(In thousands, except share and per share data)
Revenue
Premiums earned, net	$21,863	$9,360	$33,796	$23,807
Interest Income	1,583	500	1,412	1,898
Other revenue	22,507	14,499	19,108	27,050
Total revenue	45,953	24,359	54,316	52,755

Operating Expenses
Losses and loss adjustment expenses	24,780	12,214	40,663	30,758
Policy servicing expense and other	11,998	12,803	13,648	16,297
Sales, marketing and other acquisition costs	18,224	3,616	18,241	23,954
Research and development	6,636	6,668	6,417	9,055
Amortization of capitalized software	7,829	8,311	9,491	10,648
Other operating expenses	14,040	13,138	14,588	18,896
Total Operating Expenses	83,507	56,750	103,048	109,608

Loss from operations	(37,554)	(32,391)	(48,732)	(56,853)

Other expense
Interest expense	56	3,453	410	247
Increase in fair value of stock warrant liability	—	640	352	92
Total other expense	56	4,093	762	339
Net loss before taxes	(37,610)	(36,484)	(49,494)	(57,192)
Income tax provision/(benefit)	37	(67)	(125)	37
Net loss	$(37,647)	$(36,417)	$(49,369)	$(57,229)
Net loss per share, basic and diluted	$(4.51)	$(4.16)	$(6.41)	$(6.85)
Weighted average common shares outstanding, basic and diluted	8,351,575	8,746,655	7,697,570	8,359,973
	As of September 30, 2020	As of December 31,
		2018	2019
	(In thousands)
Consolidated Balance Sheet Data:
Total assets	$202,774	$206,812	$210,494
Total liabilities	176,721	90,949	149,034
Convertible preferred stock	304,469	304,469	304,469
Total stockholder’s deficit	(278,416)	(188,606)	(243,009)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet information as of September 30, 2020 are based on the historical financial statements of Metromile and the Company as of September 30, 2020, giving effect to the Merger as if it had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the nine months ended September 30, 2020 and the year ended December 31, 2019 are based on the historical financial statements of Metromile and the Company, giving effect to the Merger as if it had occurred on January 1, 2019. The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information and the accompanying notes thereto, which provide additional information about the nature and impact of the adjustments resulting from the Merger, appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of the Company’s Public Shares:

•        Scenario 1 — Assuming no redemption into cash: This presentation assumes that no Company stockholders exercise redemption rights with respect to their Public Shares upon consummation of the Merger; and

•        Scenario 2 — Assuming redemption of 12,500,139 Company Public Shares into cash: This presentation assumes that the Company public stockholders exercise their redemption rights with respect to a maximum of 12,500,139 Public Shares upon consummation of the Merger at a redemption price of $10.00 per share.

	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(In thousands)
Summary Unaudited Pro Form Condensed Combined Statement of Operations Data Nine Months Ended September 30, 2020
Revenue	$24,359	$24,359
Net loss per share – basic and diluted	(0.25)	(0.28)
Weighted-average shares outstanding – basic and diluted	133,420,725	120,920,586
	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(In thousands)
Summary Unaudited Balance Sheet Data As of September 30, 2020
Total assets	$523,362	$398,361
Total liabilities	131,632	131,632
Total stockholder’s equity	391,730	266,729

	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	(In thousands)
Summary Unaudited Pro Form Condensed Combined Statement of Operations Data Year Ended December 31, 2019
Revenue	$52,755	$52,755
Net loss per share – basic and diluted	(0.43)	(0.47)
Weighted-average shares outstanding – basic and diluted	133,420,725	120,920,586

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Merger, are factually supportable and are expected to have a continuing impact on the results of the combined company, New Metromile. The adjustments presented to the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New Metromile upon consummation of the Merger.

The historical financial statements of the Company and Metromile have been prepared in accordance with accounting principles generally accepted in the U.S. of America, which we refer to as GAAP.

The historical financial information of Metromile as of and for the nine months ended September 30, 2020 was derived from the unaudited consolidated financial statements of Metromile as of September 30, 2020 and for the nine months ended as of September 30, 2020 and 2019, which are included elsewhere in this proxy statement/prospectus. The historical financial information of the Company as of and for the nine months ended September 30, 2020 was derived from the unaudited financial statements of the Company for the nine months ended September 30, 2020, which are included elsewhere in this proxy statement/prospectus. The historical financial information of Metromile for the year ended December 31, 2019 was derived from the audited financial statements of Metromile as of December 31, 2019 and 2018 and for the years then ended, which are included elsewhere in this proxy statement/prospectus. The historical financial information of the Company for the year ended December 31, 2019 was derived from the audited financial statements of the Company as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from October 11, 2018 (inception) through December 31, 2018, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Metromile’s and the Company’s audited financial statements and related notes, “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies actually been combined as of January 1, 2019. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined as of January 1, 2019 or the future results that New Metromile will experience. Metromile and the Company have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Metromile and INSU on a stand-alone basis and the unaudited pro forma combined share information for New Metromile for the nine months ended September 30, 2020 and the year ended December 31, 2019, after giving effect to the Merger, (1) assuming no INSU stockholders exercise redemption rights with respect to their shares of Company common stock upon the consummation of the Merger; and (2) assuming that INSU stockholders exercise their redemption rights with respect to a maximum of 12,500,139 shares of Company common stock upon consummation of the Merger.

You should read the information in the following table in conjunction with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Metromile and INSU and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information for New Metromile is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies been combined during the periods presented, nor to project New Metromile’s results of operations or earnings per share for any future date or period. The unaudited pro forma combined stockholders’ equity per share information below does not purport to represent what the value of Metromile and INSU would have been had the companies been combined during the periods presented.

(In thousands, except share and per-share amounts)

	INSU	Metromile	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Nine Months Ended September 30, 2020
Net loss	$85	$36,417	$33,602	$33,602
Total stockholder’s equity (deficit)	5,000	(278,416)	391,730	266,729
Weighted average shares outstanding – basic and diluted	8,386,667	8,746,655	133,420,725	120,920,586

Basic and diluted net loss per share	(0.01)	(4.16)	(0.25)	(0.28)
	INSU	Metromile	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Year Ended December 31, 2019
Net loss	$1	$57,229	$56,929	$56,929
Weighted average shares outstanding – basic and diluted	6,013,833	8,359,973	133,420,725	120,920,586

Basic and diluted net loss per share	(0.00)	(6.85)	(0.43)	(0.47)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement/prospectus, and in any document incorporated by reference in this proxy statement/prospectus, that reflect our current views with respect to future events and financial performance, business strategies, expectations for our business and the business of New Metromile, and the timing and ability for us to complete the Merger and any other statements of a future or forward-looking nature, constitute “forward-looking statements” for the purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to Metromile has been provided by Metromile and its management, and forward-looking statements include statements relating to Metromile’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “will,” “approximately,” “shall” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus, and in any document incorporated by reference in this proxy statement/prospectus, may include, for example, statements about the benefits of the Merger and the future financial performance of New Metromile following the Merger.

The forward-looking statements contained in this proxy statement/prospectus, and in any document incorporated by reference in this proxy statement/prospectus, are based on our current expectations and beliefs concerning future developments and their potential effects on us and/or Metromile. You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. We cannot assure you that future developments affecting us and/or Metromile will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Metromile) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our and/or Metromile’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the timing to complete the Merger;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the financial and business performance of New Metromile, including financial projections and business metrics and any underlying assumptions thereunder;

•        the outcome of any legal proceedings that may be instituted against us or Metromile in connection with the Merger and related transactions;

•        the inability to complete the Merger and the other transactions contemplated by the Merger Agreement due to the failure to obtain the requisite approval of our stockholders, or satisfy the other conditions to closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of our common stock on Nasdaq following the Merger;

•        the risk that the proposed Merger disrupts Metromile’s current operations as a result of the announcement;

•        the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably;

•        costs related to the Merger;

•        changes in applicable laws or regulations;

•        the possibility that we or Metromile may be adversely affected by other economic, business and/or competitive factors;

•        the inability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•        other economic, business and/or competitive factors, risks and uncertainties, including those described in the section entitled “Risk Factors” beginning on page 31.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTORS

Our stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, and in any document incorporated by reference in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. We, Metromile and New Metromile may face additional risks and uncertainties that are not presently known to us and/or Metromile, or that we and/or Metromile currently deem immaterial, which may also impair the business of New Metromile following the Merger. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included in this proxy statement/prospectus.

Risks Relating to Metromile’s Business

The following risk factors apply to the business and operations of Metromile and its consolidated subsidiaries and will also apply to the business and operations of New Metromile following the completion of the Merger. As used in this section the terms “we,” “us” and “our” refer to Metromile and New Metromile, as applicable.

We have a history of net losses and could continue to incur substantial net losses in the future.

We have incurred recurring losses on an annual basis since our incorporation in 2011. We incurred net losses of $49.4 million and $57.2 million for the years ended December 31, 2018 and 2019, respectively, and a net loss of $36.4 million for the nine months ended September 30, 2020. We had an accumulated loss of $246.5 million and $282.9 million as of December 31, 2019 and September 30, 2020, respectively.

The principal driver of our losses to date is our insured losses paid associated with accidents and other insured events by our customers. Establishing adequate premium rates is necessary to generate sufficient revenue to offset losses, loss adjustments expenses, or LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, as we continue to invest in our business, we expect expenses to continue to increase in the near term. Such expenses may occur in the areas of telematics, digital marketing, brand advertising, consumer-facing technologies, core insurance operations services and lines of business not presently offered by Metromile. These investments may not result in increased revenue or growth in our business. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be seriously harmed.

In addition, we will incur additional expenses to support our growth, and we will continue to incur significant expenses in connection with the repayment of the outstanding principal and accrued interest on our credit facilities, under which we had approximately $59.2 million of gross borrowings outstanding as of September 30, 2020, a portion of which shall be paid in connection with the Closing of the Merger. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. We may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. Further, it is difficult to predict the size and growth rate of our market or demand for our services and success of current or potential future competitors. As a result, we may not achieve or maintain profitability in future periods.

Metromile’s historical operating results indicate substantial doubt exists related to its ability to continue as a going concern. Holdings’ financial statements have been prepared assuming that it will continue as a going concern.

Metromile has incurred recurring losses and an accumulated deficit of approximately $282.9 million since inception, related primarily to the development of its website, technology, customer acquisition, insurance losses and other operations. Metromile had cash and cash equivalents of $21.0 million at September 30, 2020. These factors raise substantial doubt about Metromile’s ability to continue as a going concern and satisfying its estimated liquidity needs, If Metromile continues to experience operating losses, and it is not able to generate additional liquidity through a capital raise or other cash infusion, Metromile might need to secure additional sources of funds, which may or may not be available to it. Additionally, a failure to generate additional liquidity could negatively impact Metromile’s ability to operate its business.

We may lose existing customers or fail to acquire new customers.

We believe that growth of our business and revenue depends upon our ability to continue to grow our business in the geographic markets that we currently serve by retaining our existing customers and adding new customers in our current as well as new geographic markets. Expanding into new geographic markets takes time, requires us to navigate and comply with extensive regulations and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain policyholders for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline, which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business may also be adversely affected. In addition, we may fail to accurately predict risk segmentation of new customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets and into our current product offerings, we also intend to expand our operations into new markets and new product offerings. In doing so, we may incur losses or otherwise fail to enter new markets or offer new products successfully. Our expansion into new markets and product offerings may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•        we lose customers to new market entrants and/or existing competitors;

•        we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as underwriting and rating requirements);

•        we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other current and emerging online sources for generating traffic to our website and our mobile app;

•        our digital platform experiences disruptions;

•        we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

•        we fail to expand geographically;

•        we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

•        customers have difficulty installing, updating or otherwise accessing our app or website on mobile devices or web browsers as a result of actions by us or third parties;

•        customers prefer less technological solutions or are unable or unwilling to adopt or embrace new technology;

•        the perception emerges that purchasing insurance products online is not as effective as purchasing those products through traditional offline methods;

•        technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

•        we are unable to address customer concerns regarding the content, privacy, and security of our digital platform.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, operating results and financial condition.

We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products and services, satisfy our regulatory capital and surplus requirements, cover losses, improve our operating infrastructure or acquire complementary businesses and technologies. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, regulatory requirements, market disruptions and other developments. If our present capital and surplus (including the net proceeds from completion of the Merger) is insufficient to meet our current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, we may need to raise additional funds through financings or curtail our growth. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, as well as the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of common stock. As an insurance company, we are subject to extensive laws and regulations in every jurisdiction in which we conduct business, and any such issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by such regulatory authorities if such issuances were deemed to result in a person acquiring “control” of our company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors to disclose their organizational structure and detailed financial statements as well as require managing partners, directors and/or senior officers submit biographical affidavits which may deter funds from investing in our company. Moreover, any debt financing, in addition to our outstanding credit facilities, that we secure in the future could subject us to restrictive covenants relating to our capital raising activities, our ability to make certain types of investments or payments, and other financial and operational matters, which may increase our difficulty to obtain additional capital or to pursue business opportunities, including new product offerings and potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, revenue, results of operations and financial condition may be materially harmed.

Further, we are restricted by covenants in our credit agreements. These covenants restrict, among other things, our ability to incur additional debt without lender consent or grant liens over our assets, which may limit our ability to obtain additional funds.

The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, and results of operations in numerous ways that remain unpredictable.

Our business has been and may continue to be impacted by the effects of the outbreak of the novel strain of coronavirus, or COVID-19, which was declared a global pandemic in March 2020. This pandemic and related measures taken to contain the spread of COVID-19, such as government-mandated business closures, orders to “shelter in place,” or SIPs, and travel and transportation restrictions, have negatively affected the U.S. and global economies, disrupted global supply chains, and led to unprecedented levels of unemployment. Beginning in the second quarter of 2020, our business was favorably impacted by the SIPs as our customers drove less. While our premiums collected declined due to per-mile billing, we had a corresponding material decline in incurred losses. Our business has also been impacted by certain state regulations related to COVID-19 relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our employees healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in meetings, events, and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and customers. Furthermore, COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates. It is possible that the pandemic will cause an economic slowdown of potentially extended duration, as well as a global recession. This could result in an increase in costs associated with claims under our policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations. It is also possible that working from home or other remote work arrangements adopted during the SIPs become permanent on a widespread basis, thereby resulting in further reduction in premiums collected due to per-mile billing, or a permanent reduced need for auto insurance. Furthermore, due to COVID-19’s negative impact on driving, regulators in many states are either mandating or requesting that auto insurance companies refund a portion of their premium to their policyholders to reflect the insurer’s decrease in projected loss exposure due to the virus. In all of the states in which we operate, state insurance regulators have either encouraged, strongly suggested or mandated insurers to provide COVID-19-related consumer relief. Regulators in several states in which we operate or into which we plan to expand placed a mandatory moratorium on non-pay cancellations and could revive, add to, extend, or expand the scope of such moratoriums, providing consumers grace periods ranging from sixty (60) days to indefinite (based on the term of emergency orders) in duration, during which premium did not need to be paid in a timely fashion. These moratoriums resulted in an increase of premium write-offs from 1.6% during the quarter ended March 31, 2020 to 2.1% for the quarter ended June 30, 2020. Premium write-offs have been immaterial to date, but could be significant in the future. There were still several states with bulletins effective after September 30, 2020, and depending on the unpredictable nature of the pandemic and SIPs such moratoriums could be revived, added to, or extended. These mandates and similar regulations or suggestions could negatively impact our ability to charge or increase premiums to adequately cover our losses and could result in continued increased premium write-offs.

Though we continue to monitor the COVID-19 pandemic closely, due to the speed with which it continues to develop, the global breadth of its spread, the range of governmental and community reactions thereto and the unknown timing or effectiveness of any vaccine or treatment, there is considerable uncertainty around its duration and ultimate impact. The impact of the pandemic may also exacerbate the other risks described in these Risk Factors, and additional impacts may arise that we are not currently aware of, any of which could have a material effect on us. In addition, if there is a future resurgence of COVID-19, these negative impacts on our business may be further exacerbated. As a result, the full extent of the impact of the pandemic on our overall financial and operating results, whether in the near or long term, cannot be reasonably estimated at this time.

Our future growth and profitability depend in part on our ability to successfully operate in an insurance industry that is highly competitive.

Many of our primary competitors have well-established national brands and market similar products. Our competitors include large national insurance companies as well as up-and-coming companies. Several of these established national insurance companies are larger than us and have significant competitive advantages, including better name recognition, strong financial ratings, greater resources, easier access to capital, and offer more types of insurance than we do, such as homeowners and renters, which are often bundled together to help attract and retain customers. Our business model and technology is also still nascent compared to the established business models of the well-established incumbents in the insurance market. In addition, the insurance industry consistently attracts well-capitalized new entrants to the market. Our future growth will depend in large part on our ability to grow our insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer customers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, we may in the future expand into new lines of business and offer additional products beyond automobile insurance, and as we do so, we could face intense competition from traditional insurance companies that are already established in such markets. These new insurance products could take months to be approved by regulatory authorities or may not be approved at all. We have invested in growth strategies by utilizing unique customer value propositions, differentiated product offerings and distinctive advertising campaigns. If we are unsuccessful through these strategies in generating new business, retaining a sufficient number of customers or retaining or acquiring key relationships, our ability to maintain or increase premiums written or the ability to sell our products could be adversely impacted. Because of the competitive nature of the insurance industry, there can be no assurance that we will continue to compete effectively within our industry, or that competitive pressures will not have a material effect on our business, results of operations or financial condition.

We rely on telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict our collection or use of this data, our business could be harmed.

We use telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. If federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against a protected class of people, regulators could move to prohibit or restrict our collection or use of this data. In addition, if legislation were to restrict our ability to collect driving behavior data, it could impair our capacity to underwrite insurance cost effectively, negatively impacting our revenue and earnings.

Due to Proposition 103 in California, our largest market, we are currently limited in our ability to use telematics data beyond miles-driven to underwrite insurance, including data on how the car is driven. This could hinder our ability to accurately assess the risks that we underwrite in other states if they were to pass similar laws or regulations. In three other states where we currently operate, we do not use behavioral telematics data because it is either permitted, but we opted out given uncertainty regarding the impact such data would have on pricing or it is voluntary (meaning the policyholder has to opt in). As we aim to be a fully national provider of insurance across 49 states and the District of Columbia by 2022, we will need to comply with the rules and regulations of each market. At this time, we do not currently know which of our target markets prohibit, permit with conditions, or fully permit the use of behavioral telematics to set premiums, and if permitted, if this will be of benefit to us in pricing. While Metromile is currently in discussions with regulators to allow the use of telematics to a greater extent to underwrite and price insurance policies, it cannot predict the outcome of these discussions, and there can be no assurance that state regulators will revise regulations accordingly, if at all, nor that current permissive states will further restrict the use of such data.

Although there is currently limited federal and state legislation outside of California restricting our ability to collect driving behavior data, private organizations are implementing principles and guidelines to protect driver privacy. The Alliance of Automobile Manufacturers and Global Automakers established their Consumer Privacy Protection Principles to provide member automobile manufacturers with a framework with which to consider privacy and build privacy into their products and services while the National Automobile Dealers Association has partnered with the Future of Privacy Forum to produce consumer education guidelines that explain the kinds of information that may be collected by consumers’ cars, the guidelines that govern how it is collected and used, and the options consumers may have to protect their vehicle data. The Global Alliance for Vehicle Data Access is another organization that was formed to advocate for driver ownership of all vehicle data, particularly for insurance underwriting purposes. If federal or state legislators were to pass laws limiting our ability to collect driver data, such legislation could have a material adverse effect on our business, financial condition or results of operations.

Some state regulators have expressed interest in the use of external data sources, algorithms and/or predictive models in insurance underwriting or rating. Specifically, regulators have raised questions about the potential for unfair discrimination, disparate impact, and lack of transparency associated with the use of external consumer data. A determination by federal or state regulators that the data points we collect and the process we use for collecting this data unfairly discriminates against a protected class of people could subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our machine learning and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.

In addition, the National Association of Insurance Commissioners, or NAIC, announced on July 23, 2020 the formation of a new Race and Insurance Special Committee, or the Special Committee. The Special Committee is tasked with analyzing the level of diversity and inclusion within the insurance sector, identifying current practices in the insurance industry that disadvantage minorities and making recommendations to increase diversity and inclusion within the insurance sector and address practices that disadvantage minorities. The Special Committee may look into strengthening the unfair discrimination laws, such as prohibiting the use of credit scores in the underwriting of auto insurance. Any new unfair discrimination legislation that would prohibit us from using data that we currently use or plan to use in the future to underwrite insurance could negatively impact our business.

Regulators may also require us to disclose the external data we use, algorithms and/or predictive matters prior to approving our underwriting models and rates. Such disclosures could put our intellectual property at risk.

Additionally, existing laws, such as the California Consumer Privacy Act, or the CCPA, future and recently adopted laws, such as the California Privacy Rights Act, and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our algorithms. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity and quality of our pricing and underwriting processes.

We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if our relationship with them deteriorates or terminates, or due to other factors beyond our control, we may be unable to attract new customers rapidly and cost-effectively, which would adversely affect our business and results of operations.

Our success depends on our ability to attract consumers to our website and our mobile app and convert them into customers in a rapid and cost-effective manner. We depend in large part on search engines, social media platforms, digital app stores, content-based online advertising and other online sources for traffic to our website and our mobile app, which are material sources for new consumers.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise if we are required to pay a higher price for such listings or if the alternatives we find are more expensive, or we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites, as a result of which we might attract fewer new customers.

Our ability to maintain or increase the number of consumers who purchase our products after being directed to our website or our mobile app from other digital platforms depends on many factors that are not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website and our mobile app were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website and our mobile app, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including but not limited to Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data, or DASHBOARD, Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, changes to regulations applicable to the insurance brokerage and distribution business may limit our ability to rely on key distribution platforms, if the third-party distribution platforms are unable to continue to distribute our insurance products without an insurance producer license pursuant to applicable insurance law and regulations.

The marketing of our insurance products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with digital app stores, in particular, those operated by Google and Apple. As we grow, we may struggle to maintain cost-effective marketing strategies, and our customer acquisition costs could rise substantially. Furthermore, because many of our customers access our insurance products through a mobile app, we depend on the Apple App Store and the Google Play Store to distribute our mobile app.

Operating system platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts our ability to distribute our mobile app, collect data through it, and market our products.

We are subject to the terms of service and policies governing the operating system platforms on which our mobile app runs and the application stores through which we distribute our mobile app, such as those operated by Apple and Google. These terms of service and policies govern the distribution, operation and promotion of applications on such platforms and stores. These platforms and stores have broad discretion to change and interpret their terms of service and policies in a manner that may adversely affect our business. For example, an operating system platform or application store may increase fees associated with access to it, restrict the collection of data through mobile apps that run on those platforms, restrict how that data is used and shared, and limit how mobile app publishers advertise online.

We rely on telematics to collect data points from an OBD-II device in customers’ vehicles. This data is used to accurately bill the miles they have driven, evaluate pricing and underwriting risks, manage claims and customer support, and improve business processes. Limitations on our ability to collect, use or share telematics and other data derived from the OBD-II device, as well as new technologies that block our ability to collect, use or share such data, could significantly diminish the value of our platform and have an adverse effect on our ability to generate revenue. Limitations or blockages on our ability to collect, use or share data derived from use of our mobile app may also restrict our ability to analyze such data to facilitate our product improvement, research and development and advertising activities. For example, in June 2020, Apple announced plans to require applications using its mobile operating systems to obtain an end-user’s permission to track them or access their device’s advertising identifier for advertising and advertising measurement purposes, as well as other restrictions that could adversely affect our business.

If we were to violate, or be perceived to have violated, the terms of service or policies of an operating system platform or application store, the provider may limit or block our access to it. It is possible that an operating system platform or application store might limit, eliminate or otherwise interfere with the distribution of our mobile app, the features we provide and the manner in which we market our mobile app, or give preferential treatment on their platforms or stores to a competitor. To the extent either or both of them do so, our business, results of operations and financial condition could be adversely affected.

Furthermore, one of the factors we use to evaluate our customer satisfaction and market position is our Apple App Store ratings. This rating, however, may not be a reliable indicator of our customer satisfaction relative to other companies who are rated on the Apple App Store since, to date, we have received a fraction of the number of reviews of some of the companies we benchmark against, and thus our number of positive reviews may not be as meaningful.

Metromile’s indebtedness that is expected to remain outstanding following the Merger subjects it to additional financial and operating restrictions.

In April 2020, Metromile entered into a subordinated debt transaction pursuant to that certain Note Purchase and Security Agreement (the “Note Purchase Agreement”) with Hudson Structured Capital Management and its affiliates (collectively, “Hudson”). Under the Note Purchase Agreement, Metromile may issue up to $50.0 million in the aggregate principal amount of senior secured subordinated PIK notes due 2025 (the “Notes”). The Notes are expected to remain outstanding following the completion of the Merger. The Notes are subordinated in right of payment to all indebtedness, liabilities, guarantees and other obligations of the Company to the senior lenders under a 2019 loan agreement, which will be paid off and terminated concurrent with the completion of the Merger. The Note Purchase Agreement contains various covenants that, among other things, limit our ability and/or our restricted subsidiaries’ ability to:

•        incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•        pay dividends or distributions or redeem or repurchase capital stock;

•        prepay, redeem or repurchase certain debt;

•        make loans, investments and acquisitions;

•        sell assets and capital stock of our subsidiaries; and

•        consolidate or merge with or into, or sell substantially all of Metromile’s assets to, another person.

The Note Purchase Agreement also includes certain financial covenants that require Metromile to maintain a minimum amount of unrestricted cash. Those covenants could adversely affect Metromile’s financial health and business and future operations by, among other things:

•        making it more difficult to satisfy its obligations;

•        limiting Metromile’s ability to refinance its debt on terms acceptable to Metromile or at all;

•        limiting Metromile’s flexibility to plan for and adjust to changing business and market conditions and increasing its vulnerability to general adverse economic and industry conditions;

•        limiting Metromile’s ability to use its available cash flow to fund future acquisitions and to make dividend payments; and

•        limiting Metromile’s ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

Furthermore, the Notes are secured by substantially all of Metromile’s and certain of its subsidiaries’ assets, including their intellectual property. Metromile’s failure to comply with any of the covenants under the Note Purchase Agreement could result in an event of default, If an event of default under such indebtedness occurs and is continuing, the holders of the Notes may request the acceleration of the related debt and foreclose on the underlying security interests.

Our expansion within the United States will subject us to additional costs and risks, and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States and abroad. We are currently licensed in the District of Columbia and 49 states of the United States and operate in eight of those states. We plan to have a presence in almost all states by 2022 but cannot guarantee that we will be able to provide nationwide coverage on that timeline or at all. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could preclude or inhibit our ability to obtain or maintain our license in such states. As we seek to expand in the United States, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of:

•        barriers to obtaining the required government approvals, licenses or other authorizations;

•        failures in identifying and entering into joint ventures with strategic partners, both domestically and internationally, or entering into joint ventures that do not produce the desired results;

•        challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax, claims handling, and local regulatory restrictions;

•        difficulty in recruiting and retaining licensed, talented and capable employees;

•        competition from local incumbents that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

•        differing demand dynamics, which may make our product offerings less successful; or

•        currency exchange restrictions or costs and exchange rate fluctuations, or significant increases to import tariffs.

Expansion into new markets in the United States will also require additional investments by us both in marketing and with respect to securing applicable regulatory approvals. These incremental costs may result from hiring additional personnel, from engaging third-party service providers and from incurring other research and development costs. If we invest substantial time and resources to expand our operations while our revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if we are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

Our technology platform may not operate properly or as we expect it to operate.

We utilize our technology platform to gather customer data in order to determine whether or not to write and how to price our insurance products. Similarly, we use our technology platform to process many of our claims. Our technology platform is expensive and complex, its continuous development, maintenance and operation may entail unforeseen difficulties including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select our customers, bill our customers, price insurance products or incorrectly pay or deny insurance claims made by our customers. These errors could result in inadequate insurance premiums paid relative to claims made, resulting in increased financial losses. these errors could also cause customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies with us or make it less likely that prospective customers obtain new insurance policies from us. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations and financial condition.

We depend on third-party technology providers to support our telematics data acquisition.

We utilize telematics technology to gather data that we use to underwrite insurance policies, bill customers, and manage claims and customer service. Our telematics hardware is designed and manufactured and telematics data services are provided to us by third parties. These companies may fail to provide us accurate or complete data due to technical or operating failures, their hardware may have errors that inaccurately collect or represent driver behavior, car location, or other sensor data, or they may go stop offering their services to us. If we are delivered inaccurate or no data due to these failures, we may overpay claims, underbill customers, or create customer dissatisfaction that causes customers to cancel their insurance policies with us. Any of these eventualities could result in a material adverse effect on our business, results of operations and financial condition.

Regulatory changes may limit our ability to develop or implement our telematics-based pricing model and/or may eliminate or restrict the confidentiality of our proprietary technology.

Our future success depends on our ability to continue to develop and implement our telematics-based pricing model, and to maintain the confidentiality of our proprietary technology. Changes to existing laws, their interpretation or implementation, or new laws could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could negatively impact our competitive position and result in a material adverse effect on our business, results of operations, and financial condition. For example, the November 2020 ballot measure in California, which was formally adopted, will enact the California Privacy Rights Act, which mandates issuance of regulations providing California residents with the right to information about the logic of certain algorithmic decisions about them and the right to opt-out of such decisions. Such regulations, and similar laws that could be enacted in other states, could require disclosure of our proprietary technology, limit the effectiveness of our products and reduce demand for them.

Our brand may not become as widely known or accepted as incumbents’ brands or the brand may become tarnished.

Many of our competitors have brands that are well-recognized. As a relatively new entrant into the insurance market, we have spent, and expect that we will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building our reputation. We may not be able to build brand awareness to levels matching our competitors, and our efforts at building, maintaining and enhancing our reputation could fail and/or may not be cost-effective. Complaints or negative publicity about our business practices, our marketing and advertising campaigns (including marketing affiliations or partnerships), our compliance with applicable laws, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether real or perceived, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we will need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost effective. If we are unable to maintain or enhance our reputation or enhance consumer awareness of our brand in a cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.

We may not continue to grow at historical rates or achieve or maintain profitability in the future.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. While our revenue has grown in recent periods, this growth rate may not be sustainable and should not be considered indicative of future performance, and we may not realize sufficient revenue to achieve or maintain profitability. As we grow our business, we expect our revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for our service, increasing competition, a decrease in the growth of our overall market, and our failure to capitalize on growth opportunities or the maturation of our business. We have incurred net losses on an annual basis since our inception, and may incur significant losses in the future for a number of reasons, including insufficient growth in the number of customers, a failure to retain our existing customers, and increasing competition, as well as other risks described in these Risk Factors, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. We expect to continue to make investments in the development and expansion of our business, which may not result in increased or sufficient revenue or growth, as a result of which we may not be able to achieve or maintain profitability.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenue and results of operations could vary significantly from quarter to quarter and year to year, and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of customers purchasing our insurance products and renewing their agreements with us as well as fluctuations in the timing and amount of our expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, factors that may contribute to the variability of our quarterly and annual results include:

•        our ability to attract new customers and retain existing customers, including in a cost-effective manner;

•        our ability to accurately forecast revenue and losses and appropriately plan our expenses;

•        our ability to develop and offer new products, including in a cost-effective manner;

•        the effects of changes in search engine placement and prominence;

•        the effects of increased competition on our business;

•        our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;

•        our ability to protect our existing intellectual property and to create new intellectual property;

•        our ability to maintain an adequate rate of growth and effectively manage that growth;

•        our ability to keep pace with technology changes in the insurance, mobile and automobile industries;

•        the success of our sales and marketing efforts;

•        costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;

•        the impact of, and changes in, governmental or other regulation affecting our business;

•        the attraction and retention of qualified employees and key personnel;

•        our ability to choose and effectively manage third-party service providers;

•        our ability to identify and engage in joint ventures and strategic partnerships, both domestically and internationally;

•        the effects of natural or man-made catastrophic events;

•        the effectiveness of our internal controls; and

•        changes in our tax rates or exposure to additional tax liabilities.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of key senior management personnel could harm our business and future prospects.

Our performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that our equity incentives and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our Class A common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

We depend on our senior management, including Dan Preston, our Chief Executive Officer, and Paw Andersen, our Chief Technology Officer, as well as other key personnel. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management and other key personnel, including as a result of the COVID-19 pandemic, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.

New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.

State and federal lawmakers, insurance regulators, and advisory groups such as the NAIC are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. We may also be required to disclose our proprietary software to regulators, putting our intellectual property at risk, in order to receive regulatory approval to use such artificial intelligence in the underwriting of insurance and/or the payment of claims. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. For example, a California law, effective as of July 2019, makes it unlawful for any person to use a bot to communicate with a person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. Although we have taken steps to mitigate our liability for violations of this and other laws restricting the use of electronic communication tools, no assurance can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

Severe weather events and other catastrophes, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our business may be exposed to catastrophic events such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, as well as non-natural events such as explosions, riots, terrorism, or war, which could cause operating results to vary significantly from one period to the next. We may incur catastrophe losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) current reinsurance coverage limits, or (4) loss estimates from external tornado, hail, hurricane and earthquake models at various levels of probability. In addition, we are subject to customer insurance claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of customer insurance claims when severe weather conditions occur.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Given our current state mix and performance of our book, we do not currently carry event reinsurance coverage for severe weather events. In addition, reinsurance placed in the market also carries some counterparty credit risk.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of insurance, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, brand and prospects.

Under the terms of our policies, we are required to accurately and timely evaluate and pay claims. Our ability to do so depends on a number of factors, including the efficacy of our claims processing, the training and experience of our claims adjusters, including our third-party claims administrators, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

We believe that the speed at which our technology-based claims processing platform allows us to process and pay claims is a differentiating factor for our business relative to our competitors, and an increase in the average time to process claims could lead to customer dissatisfaction and undermine our reputation and position in the insurance marketplace. If our claims adjusters or third-party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our operating margins. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or other legal proceedings and litigation against us, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, brand and prospects.

Unexpected increases in the frequency or severity of claims may adversely affect our results of operations and financial condition.

Our business may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. Changes in claim frequency may result from changes in mix of business, miles driven, distracted driving, macroeconomic or other factors. A significant increase in claim frequency could have an adverse effect on our results of operations and financial condition.

Changes in bodily injury claim severity are impacted by inflation in medical costs, litigation trends and precedents, regulation and the overall safety of automobile travel. Changes in auto property damage claim severity are driven primarily by inflation in the cost to repair vehicles, including parts and labor rates, the mix of vehicles that are declared total losses, model year mix as well as used car values. While actuarial models for pricing and reserving typically include an expected level of inflation, unanticipated increases in claim severity can arise from events that are inherently difficult to predict. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

We are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. The NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. It identifies insurers that may be inadequately capitalized by looking at certain risk factors, including asset risk, credit risk and underwriting risk with respect to the insurer’s business in order to determine an insurer’s authorized control level risk-based capital. An insurer’s risk-based capital ratio measures the relationship between its total adjusted capital and its authorized control level risk-based capital.

Insurers with a ratio falling below certain calculated thresholds may be subject to varying degrees of regulatory action, including heightened supervision, examination, rehabilitation or liquidation. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. Lower percentages trigger increasingly severe regulatory responses. In the event of a mandatory control level event (triggered when an insurer’s total adjusted capital falls below 70% of its authorized control level risk-based capital), an insurer’s primary regulator is required to take steps to place the insurer into receivership.

In addition, the NAIC Insurance Regulatory Information System, or the IRIS, is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. If our ratios fall outside of the usual range for one or more ratios set forth by the IRIS for any number of reasons, it could subject us to heightened regulatory scrutiny or measures, or create investor uncertainty around the stability of our financial condition, which could harm our business.

Further, the NAIC has promulgated a Model Regulation to Define Standards and Commissioner’s Authority for Companies Deemed to be in Hazardous Financial Condition, or the Hazardous Financial Condition Standards, which has been adopted by many states in whole or part. If our financial condition is deemed by state insurance regulators to meet the Hazardous Financial Conditions Standards, it could subject us to heightened regulatory scrutiny or measures, or create uncertainty around the stability of our financial condition, which could harm our business.

As a relatively new entrant to the insurance industry, we may face additional capital and surplus requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

New or changing technologies, including those impacting personal transportation, could cause a disruption in our business model, which may materially impact our results of operations and financial condition.

If we fail to anticipate the impact on our business of changing technology, including automotive technology, our ability to successfully operate may be materially impaired. Our business could also be affected by potential technological changes, such as autonomous or partially autonomous vehicles or technologies that facilitate ride, car or home sharing, or vehicles with built-in telematics features. Such changes could disrupt the demand for products from current customers, create coverage issues or impact the frequency or severity of losses, or reduce the size of the automobile insurance market, causing our business to decline. Since auto insurance constitutes substantially all of our current business, we are more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time. We may not be able to respond effectively to these changes, which could have a material effect on our results of operations and financial condition.

Security incidents, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, compromise our confidential information or our customers’ personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website and mobile app may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or mobile app shutdowns.

Operating our business and products involves the collection, storage, use and transmission of sensitive, proprietary and confidential information, including personal information, pertaining to our current, prospective and past customers, staff, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. For example, attempts to fraudulently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems and the information in them have increased and could be successful. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents have in the past resulted in unauthorized access to certain personal information, and may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time.

We rely on third-party service providers to provide critical services that help us deliver our solutions and operate our business. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary and confidential information that we handle. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our customers’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

A security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our reputation and brand; reduce demand for our insurance products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our customers or potential customers that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.

We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent policy acquisitions or claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation. In addition, failure to monitor and detect fraud and otherwise comply with state Special Investigation Unit requirements can result in regulatory fines or penalties.

We are subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or adversely affect our business.

In the U.S., insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow them to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.

Privacy and data security regulation in the U.S. is rapidly evolving. For example, California recently enacted the CCPA, which became effective January 1, 2020. The CCPA and related regulations give California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA’s restrictions on “sales” of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act, the Fair Credit Reporting Act, or the California Financial Information Privacy Act from the CCPA’s scope, but the CCPA’s definition of “personal information” is broad and may encompass other information that we maintain. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. There is also discussion in Congress of new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

In addition, California voters approved the November 2020 ballot measure which will enact the California Consumer Privacy Rights Act, or CPRA, substantially expanding the requirements of the CCPA. As of January 1, 2023, the CPRA will give consumers the ability to limit use of precise geolocation information and other categories of information classified as “sensitive”; add e-mail addresses and passwords to the list of personal information that, if lost or breached, would give the affected consumers the right to bring private lawsuits; increase the maximum penalties threefold for violations concerning consumers under age 16; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The effects of the CCPA, CPRA, and other similar state or federal laws are potentially significant and may require us to modify our data processing practices and policies, incur substantial compliance costs and subject us to increased potential liability.

In addition to privacy and data security requirements under applicable laws, we are subject to the Payment Card Industry Data Security Standard, or PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processors fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

If we expand into Europe, we may also face particular privacy, data security, and data protection risks in connection with requirements of the General Data Protection Regulation (E.U.) 2016/679, or GDPR, and other data protection regulations. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our ability to deliver our products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data.

Additionally, we are subject to the terms of our privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to our customers and other third parties. Any failure or perceived failure by us or third parties we work with to comply with these policies, disclosures, and obligations to customers or other third parties, or privacy or data security laws may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business.

We rely on our mobile application to execute our business strategy. Government regulation of the internet and the use of mobile applications in particular is evolving, and unfavorable changes could seriously harm our business.

We rely on our mobile application to execute our business strategy. We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and the use of mobile applications in particular. Existing and future laws and regulations may impede the growth of the internet or other online services, and increase the cost of providing online services. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, electronic signatures and consents, consumer protection and social media marketing. It is at times not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet and the use of mobile applications in particular, as the vast majority of these laws were adopted prior to the advent of the internet and the use of mobile applications and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet and the use of mobile applications in particular, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, currently comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our mobile application or website by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights, patents, and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, various agreements with our employees, independent contractors, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, patent, and trade secret laws, to protect our brand and other intellectual property rights. Such agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective in all cases. For example, governmental entities that grant intellectual property rights may deny our applications for such rights despite our best efforts. Additionally, granted intellectual property rights are subject to challenge. Successful challenges may result in such rights being narrowed in scope or declared invalid or unenforceable. Despite our efforts to obtain and protect broad intellectual property rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business, and unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. Competitors or other third parties may also attempt to circumvent or design around our intellectual property rights.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that we endeavor to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures we undertake to establish and maintain such trade secret protection may be inadequate. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. In some cases, these agreements may not adequately protect our trade secrets, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose a competitive advantage resulting from this intellectual property. However, our employees, independent contractors or other third parties with whom we do business may nonetheless use intellectual property owned by others in their work for us, and disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require us to disclose certain proprietary information or technology, such as our proprietary algorithms, to regulators or other third parties, including our competitors, which could impair or result in the loss of trade secret protection for such information or technology. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations and competitive position.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims or otherwise limit the scope of such intellectual property. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our intellectual property rights. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing our inventions to the public, such disclosure may facilitate our competitors developing improvements to our innovations. Given this risk, we may sometimes choose not to seek patent protection for certain innovations and instead rely on trade secret protection. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

We currently hold various domain names relating to our brand, including Metromile.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our mobile app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. For example, infringement of patent rights related to internal software processes may be difficult to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or asserting that we infringe third-party intellectual property rights. The unauthorized copying or use of our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any failure to protect our intellectual property could adversely impact our business, results of operations and financial condition. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development teams for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

Claims by others that we infringe or have infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of infringement of intellectual property rights against us. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available, or if available, may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

We may be subject to compliance obligations arising from medical information privacy regulations.

By processing certain personal injury data on behalf of our clients, we may be subject to compliance obligations under privacy and data security-related laws specific to the protection of healthcare or medical information. Although we may be subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and comparable state laws, we do not have a process in place to assess or align our privacy and security practices specifically against requirements for protecting medical information.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or mobile apps may misappropriate data and attempt to imitate our brand or the functionality of our website or our mobile app. If we become aware of such websites or mobile apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or mobile apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites or mobile apps operating outside of the U.S., our available remedies may not be adequate to protect us against the effect of the operation of such websites or mobile apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or mobile apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

If we are unable to underwrite risks accurately or charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing depends on our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our technology-based pricing platform.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to cancel insurance contracts, non-renew customers, or raise premiums. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to fewer customers and lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:

•        collect and properly analyze a substantial volume of data from our customers;

•        develop, test and apply appropriate actuarial projections and rating formulas;

•        review and evaluate competitive product offerings and pricing dynamics;

•        closely monitor and timely recognize changes in trends; and

•        project both frequency and severity of our customers’ losses with reasonable accuracy; and

•        in many states obtain regulatory approval for these processes and the resulting rates.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including:

•        insufficient or unreliable data;

•        incorrect or incomplete analysis of available data;

•        uncertainties generally inherent in estimates and assumptions;

•        our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•        incorrect or incomplete analysis of the competitive environment;

•        regulatory constraints on rate increases or the use of certain types of data; and

•        our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses, as well as unanticipated court decisions, legislation or regulatory action.

To address the potential inadequacy of our current business model, we may be compelled to increase the amount allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and renewals and, as a result, could have a material adverse effect on our business, results of operations and financial condition.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new products.

Because our products are highly technical and require rigorous testing and regulatory approvals, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we are subject to allegations, and may be party to litigation and legal proceedings relating to our business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. We expect that as our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively.

As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ a technology platform to collect customer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend, and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect our brand and reputation, regardless of whether such allegations have merit or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had gross federal income tax net operating losses (“NOLs”), of approximately $235.7 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our NOLs, $139.6 million of losses will begin to expire in 2031 through 2039 and $96.1 million of losses can be carried forward indefinitely.

We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain stockholders or groups of stockholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. We have not yet determined if the Merger would constitute an ownership change for purposes of Section 382 of the Code. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected. $58.5 million of NOLs are subject to an annual use limitation as a result of a change in ownership as described in Section 382 in 2015 (“the 2015 382 Limit”). The 2015 382 Limit is not anticipated to cause NOLs generated prior to that time to expire prior to becoming utilizable (provided sufficient taxable income is generated).

The Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. For federal NOLs arising in tax years beginning after December 31, 2017, with certain exceptions like non-life insurance companies, the Tax Act as modified by the CARES Act limits a taxpayer’s ability to utilize NOL carryforwards in taxable years beginning after December 31, 2020 to 80% of taxable income. In addition, federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but carryback of NOLs are generally permitted to the prior five taxable years only for NOLs arising in taxable years beginning before 2021 and after 2017. For federal NOLs for non-life insurance companies subject to taxation under Part 2 of subchapter L of the Code, NOLs may be carried forward for 20 taxable years. Non-life insurance company income is not subject to a percentage limitation for offset by group NOLs. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOLs are expected to be utilized. The new limitation on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future. In addition, for state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023.

Future acquisitions or investments could disrupt our business and harm our financial condition.

In the future we may pursue acquisitions or investments that we believe will help us achieve our strategic objectives. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks of or related to any investment or acquired business. The process of acquiring a business, product or technology can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:

•        intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•        inadequacy of reserves for losses and loss adjustment expenses;

•        failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

•        regulatory conditions attached to the approval of the acquisition and other regulatory hurdles;

•        a need for additional capital that was not anticipated at the time of the acquisition;

•        anticipated benefits not materializing or being lower than anticipated;

•        diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•        transition of the acquired company’s customers;

•        difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•        retention of employees or business partners of an acquired company;

•        cultural challenges associated with integrating employees from the acquired company into our organization;

•        integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•        the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•        coordination of product development and sales and marketing functions;

•        theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•        risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;

•        adverse market reaction to an acquisition;

•        liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•        litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated balance sheet, any of which could seriously harm our business.

Our enterprise software business unit has limited operating history, which makes it difficult to forecast operating results from the business unit, and we may not achieve the expected operating results in the future.

We established the enterprise software business unit in 2018 and signed its first customer the same year. Since then, we have seen a growth in revenue and deployments. However, as a result of its limited operating history, our ability to forecast future operating results from this business unit, including revenues, cash flows and profitability, is limited and subject to many uncertainties. The historical revenue growth in this business unit should not be considered indicative of its future performance.

Furthermore, the enterprise business unit’s revenue and customer growth could slow or decline for a number of reasons, including slowing demand for its products, increased competition, changes to technology, a decrease in growth in the overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. Moreover, we have encountered and will continue to encounter a number of risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our market, or if we do not address these risks successfully, the enterprise business unit’s operating and financial results could differ materially from our expectations and this business unit could suffer.

Our enterprise software business has relied on, and is expected to continue to rely on, orders from a relatively small number of customers for a substantial portion of our revenue, and the loss of any of these customers would significantly harm our operating and financial results

Our revenue is dependent on orders from customers in the P&C insurance industry, which may be adversely affected by economic, environmental, social, and geo-political conditions. We currently charge customers a license fee for our enterprise software that is proportional to the size of their business. This means we can expect to make more revenue from one large-sized customer (as measured by the size of the customer’s business) than from several small-sized customers (as measured by the size of their business). We currently rely on and expect to continue to rely on a relatively small number of large-sized customers to account for a majority of our revenue. As a result, if we fail to successfully sell our products and services to one or more of these large-sized customers in any particular period or fail to identify additional potential large-sized customers, or such customers purchase fewer of our products or services, defer or cancel purchase orders for any reason, fail to renew their license or subscription agreements or otherwise terminate their relationship with us for any reason, the results of operations and financial condition of the enterprise business unit would be significantly harmed.

Our Metromile Enterprise business may cost more to operate than anticipated.

Metromile Enterprise has historically generated more cash than operating expenses due to prepaid revenue and service fees associated with signed deployments. As customer deployments increase, customers request new features, and upgrades and investments are required, we may need to accelerate our spend meaningfully and this could adversely impact our operating income.

The market in which the enterprise software business operates is highly competitive, and if we do not compete effectively, our business, our financial condition, and results of operations could be harmed

The market in which our enterprise software business operates is rapidly evolving and highly competitive. As it continues to mature and evolve, existing competitors will continue to introduce new, innovative products, and new competitors will continue to enter, thereby further intensifying competition.

We face competition from a number of sources:

•        Large, well-established, P&C software providers that have been selling into the P&C industry for quite some time seeking to introduce new features or launch product(s) that mimic the functionality of some of our product(s)

•        Large, well-established, custom software development and professional services companies offering bespoke software that competes with some or all of our enterprise software products

•        New or emerging entrants seeking to develop competing technology products

We compete based on a number of factors, including innovativeness of our products, demonstrable breadth of use cases, maturity of software, speed of deployment, total cost of ownership of our products, customer service and support, brand recognition of the core Metromile business and ease of implementation. Some of our competitors have substantially greater customer relationships, and financial, technical and other resources than we do, and may be able to respond more effectively than us to new opportunities, technologies and customer needs. As a result, competition may negatively impact our ability to attract new customers or retain existing ones, or put downward pressure on our prices, any of which could materially harm our business, results of operations and financial condition.

Our enterprise software products expose us to liability associated with customer contracts and the use of their customers data.

Metromile Enterprise is a cloud-based subscription software solution provided to global P&C insurers. Through the deployment of this service, insurers may share or provide Metromile with customer data or aggregated data that reveals personally identifying information about the insurers’ customers. This data exposes us to material liability if it is publicly disclosed, copied, or used in an inadvertent way that violates the terms of our contract with our enterprise business unit’s customers, or their terms of service with their customers, or state or national laws.

We may become subject to intellectual property disputes or other claims of infringement, which are costly and may subject us to significant liability and increased costs of doing business.

We compete in a market where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including leading companies, competitors, patent holding companies and/or non-practicing entities, may assert patent, copyright, trademark or other intellectual property claims against us.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure that we are not infringing or otherwise violating any third-party intellectual property rights.

Any intellectual property litigation to which we become a party may require us to do one or more of the following:

•        cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

•        make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

•        obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

•        redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Any of these events or any adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.

A significant portion of our future operating profit gains are expected to arise from the growth in our enterprise software revenue, which may not be realized.

Our Metromile Enterprise business is a new and growing business. While we have several new customer deployments active or underway, there is no guarantee that these deployments will materially increase revenue if customers cancel their contracts, reduce their desired level of services, or new customers do not sign up for the services. Any of which could significantly harm our business, operating results and financial condition.

Risks Related to Our Business Model and Industry

The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under one or more policies issued by the ceding insurer, in exchange for a premium. Our regulated insurance subsidiary, Metromile Insurance Company, obtains reinsurance to help manage its exposure to property and casualty insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our regulated insurance subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. We are also subject to the risk that under applicable insurance laws and regulations we may not be able to take credit for the reinsurance on our financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that we have ceded to the reinsurer. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from weather and seismic events (like hurricanes or earthquakes) or terrorist attacks or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance underwritings, or develop or seek other alternatives.

The unavailability of acceptable reinsurance protection would have a materially adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than anticipated rates for reinsurance coverage, which could have a material adverse effect upon our profitability unless policy premium rates could also be raised, in most cases subject to approval by state regulators, to offset this additional cost.

Reinsurance subjects us to risks of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our results of operations and financial condition.

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, their affiliates, or certain regulatory bodies have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Any disruption, volatility and uncertainty in the financial reinsurance markets may decrease our ability to access such markets on favorable terms or at all. In addition, we are subject to the risk that one or more of our reinsurers will not honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. In addition, any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. Our inability to collect a material recovery from a reinsurer could have a material effect on our results of operations and financial condition.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth.

We are subject to extensive laws by the individual state insurance departments in the states in which we transact business. These laws are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, increased required reserves or capital and surplus, delays in implementing desired rate increases or business operations, and additional limits on our ability to grow or to achieve targeted profitability. Laws to which our licensed insurance carriers and producer subsidiaries are subject include, but are not limited to:

•        prior approval of transactions resulting in a change of “control”;

•        approval of policy forms and premiums;

•        approval of intercompany service agreements;

•        statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiary must maintain;

•        establishing minimum reserves that insurance carriers must hold to pay projected insurance claims;

•        required participation by our regulated insurance subsidiary in state guaranty funds;

•        restrictions on the type and concentration of our regulated insurance subsidiary’s investments;

•        restrictions on the advertising and marketing of insurance;

•        restrictions on the adjustment and settlement of insurance claims;

•        restrictions on the use of rebates to induce a policyholder to purchase insurance;

•        restrictions on the sale, solicitation and negotiation of insurance;

•        restrictions on the sharing of insurance commissions and payment of referral fees;

•        prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;

•        restrictions on our ability to use telematics to underwrite and price insurance policies, such as in California, our largest market, and other states in which we operate or may operate in the future;

•        restrictions on the ability of our regulated insurance subsidiary to pay dividends to us or enter into certain related party transactions without prior regulatory approval;

•        rules requiring the maintenance of statutory deposits for the benefit of policyholders;

•        privacy regulation and data security;

•        state-mandated premium rebates, refunds, or reductions as a result of potentially lower risk exposure due to the COVID-19 pandemic and related emergency orders;

•        regulation of corporate governance and risk management; and

•        periodic examinations of operations, finances, market conduct and claims practices; and required periodic financial reporting.

To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. Most states have also adopted legislation prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance as well as unfair claims practices. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and possibly private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents as well as, in certain states, insurers and third-party administrators.

Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the U.S., such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators; state attorneys general as well as federal agencies including the SEC, the Financial Industry Regulatory Authority, the Federal Reserve Board, the Federal Insurance Office, the U.S. Department of Labor, the U.S. Department of Justice and the National Labor Relations Board. Consequently, compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act, or FCRA. Among other things, the FCRA requires that insurance companies (i) have a permissible purpose before obtaining and using a consumer report for underwriting purposes and (ii) comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws could subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid rate of growth, we are vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, with respect to our customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders with respect to our operations in an individual state, or all states, until the identified noncompliance is rectified.

In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue or the scope of a regulator’s authority may change over time to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This would necessitate changes to our practices that may adversely impact our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. State insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than the holders of securities that we issue. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. We recently became aware that we likely failed to comply with certain notice period timeliness requirements when cancelling a number of policies for nonpayment, as a result of which we could be liable for claims made under those policies. We are currently working to determine the exact extent to which cancellations were affected, and currently cannot predict with any certainty what impact, if any, these non-cancellations may have on our business, results of operations and financial condition, although this impact could be material. Failure to comply with other state insurance laws and regulations in the future could also have a material adverse effect on our business, operating results and financial condition.

Additionally, the federal government could pass a law expanding its authority to regulate the insurance industry, expanding federal regulation over our business to our detriment. These laws and regulations may limit our ability to grow, to raise additional capital or to improve the profitability of our business.

Our ability to retain state licenses depends on our ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in that state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, or be subject to the seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy’s exclusions.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to discontinue writing some or all of its business or to withdraw from one or more lines of insurance, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our results of operations and financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant amendments to the Insurance Holding Company Act and related regulations, or NAIC Amendments. The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. As the ultimate controlling person in the insurance holding company system, we are required to file an annual enterprise risk report in one or more states. Other changes include the requirement that a controlling person submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator, including states in which the insurer is commercially domiciled. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective, and many states have already done so.

In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act, or the ORSA Model Act. The ORSA Model Act, as adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report, or ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. We cannot predict the impact, if any, that any other regulatory requirements may have on our business, financial condition or results of operations.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC is currently working to develop a group capital calculation framework that regulators may use for informational purposes. As envisioned, the framework is intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy. The NAIC has not promulgated a model law or regulation on this subject.

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, or the Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, South Carolina and Virginia have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. The New York Department of Financial Services has promulgated its own Cybersecurity Requirements for Financial Services Companies that is not based upon the Insurance Data Security Model Law and requires insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. In addition, some jurisdictions, such as California, Massachusetts, and Nevada have enacted more generalized data security laws that apply to certain data that we process. Although we take steps to comply with financial industry cybersecurity regulations and other data security laws and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in material regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

We rely on technology and intellectual property from third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in harm to our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms or prices. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

We are subject to payment processing risk.

We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor refuses to provide these services to us and we are unable to find a suitable replacement on a timely basis or at all. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Our success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online and mobile app-based products and services as effective alternatives to traditional offline products and services.

We provide automobile insurance products through our website and our online and mobile apps that compete with traditional offline counterparts. We do not offer insurance through traditional, offline brokers or agents. We believe that the continued growth and acceptance of online products and services as well as those offered through mobile devices generally will depend, to a large extent, on the continued growth in commercial use of the internet and mobile apps, and the continued migration of traditional offline markets and industries online.

Purchasers of insurance may develop the perception that purchasing insurance products online or through a mobile app is not as effective as purchasing such products through a broker or other traditional offline methods, and the insurance market may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that telematics, mobile engagement, a technology-based platform and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, and claims processing, or if it is perceived that our processes lead to unfair outcomes, our business, results of operations and financial condition could be adversely affected.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend on our ability to accurately price risk and assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater than or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate since we may underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative and regulatory changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported, or IBNR, claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, state mix, contractual terms, industry payment and reporting patterns, and changes in claim reporting and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as the availability of multiple limits for a single loss occurrence. Regulatory requirements and economic conditions are also considered.

Because reserves are estimates of the unpaid portion of losses and expenses for events that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are re-estimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy, which is routinely reviewed by the Investment Committee of the Board of Directors of Metromile. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates. See the section titled “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC as it relates to the portfolio of Metromile Insurance Company. The maximum percentage and types of securities we may invest in are subject to the insurance laws regulations, which may change. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of such investments.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend, or at all. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California, could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Risks Relating to the Company and the Merger

Following the consummation of the Merger, our only significant asset will be ownership of our 100.0% ownership interest in New Metromile. If New Metromile’s business is not profitably operated, New Metromile may be unable to pay us dividends or make distributions to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

Following the consummation of the Merger, we will have no direct operations and no significant assets other than the ownership of New Metromile. We will depend on profits generated by New Metromile’s business for distributions, debt repayment and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our capital stock. Legal and contractual restrictions in agreements governing the indebtedness of New Metromile, as well as the financial condition and operating requirements of New Metromile, may limit our ability to receive distributions from New Metromile following the Merger.

Provisions in our charter and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Our charter, and the Business Combination Charter, contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of New Metromile. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

Following the Merger, the price of our securities may fluctuate significantly due to the market’s reaction to the Merger and general market and economic conditions. An active trading market for our securities following the Merger may never develop or, if it develops, it may not be sustained.

Nasdaq may not list our securities on its exchange, and if they are listed we may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in our securities and subject us to additional trading restrictions.

As a result of the proposed Merger, Nasdaq rules require that we apply to continue the listing of our common stock and warrants. While we will apply to have our common stock and warrants listed on Nasdaq upon consummation of the Merger, we will be required to meet Nasdaq’s initial listing requirements. We may be unable to meet those requirements. Even if our securities continue to be listed on Nasdaq immediately following the Merger, we may be unable to maintain the listing of our securities in the future.

If we fail to meet the initial listing requirements and Nasdaq does not list our securities on its exchange, or if we are delisted, there could be significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        a limited amount of news and analyst coverage for New Metromile; and

•        a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

We will incur significant costs and obligations as a result of being a public company.

As a privately held company, Metromile has not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, New Metromile will incur significant legal, accounting and other expenses that it was not required to incur in the past. These expenses will increase once New Metromile is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd Frank, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company until September 8, 2025 or such earlier time that we have more than $1.07 billion in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we no longer can be classified as an “emerging growth company,” we expect that we will incur additional compliance costs, which will reduce our ability to operate profitably.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active market for our common stock, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

As Metromile is a privately held company, it has not been required to adopt all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company. We expect that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase the operating costs of New Metromile and could require the management of New Metromile to devote significant time and resources to such implementation. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that are timely and reliable. Any such delays or deficiencies could harm us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and damaging our reputation, which in either cause could impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our common stock on Nasdaq.

We may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interest in us and may depress the market price of our common stock.

We may issue additional shares of common stock or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants under the 2021 Plan without stockholder approval in a number of circumstances.

Our issuance of additional common stock or other equity securities could have one or more of the following effects:

•        our existing stockholders’ proportionate ownership interest in us will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of our common stock may decline.

If New Metromile’s performance following the Merger does not meet market expectations, the price of our securities may decline.

If New Metromile’s performance following the Merger does not meet market expectations, the price of our common stock may decline from the price of our common stock prior to the Closing. The market value of our common stock at the time of the Merger may vary significantly from the price on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Merger. Because the number of shares of our common stock issued as consideration in the Merger will not be adjusted to reflect any changes in the market price of our common stock, the value of the shares of our common stock issued in the Merger may be higher or lower than the value of the same number of shares of our common stock on earlier dates.

In addition, following the Merger, fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Prior to the Merger, there has not been a public market for Metromile’s stock, and trading in our common stock has not been active. Accordingly, the valuation ascribed to Metromile and our common stock in the Merger may not be indicative of the price that will prevail in the trading market following the Merger. If an active market for our common stock develops and continues, the trading price of our common stock following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the price you paid for them.

Factors affecting the trading price of our common stock following the Merger may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about our operating results;

•        our operating results failing to meet market expectations in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning us or the insurance industry and market in general;

•        operating and stock price performance of other companies that investors deem comparable to us;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of our common stock available for public sale;

•        any significant change in our board or management;

•        sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of our common stock irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for companies in the insurance industry or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Metromile is a private company and as such little information is publicly available regarding Metromile. This may result in the Merger not being as profitable as we expect, or at all.

While we have conducted due diligence on Metromile, very little public information exists about private companies. As a result, the Merger could be less profitable than we expect, or at all. Furthermore, the relative lack of information about a private company may hinder our ability to properly assess the value of Metromile which could result in our overpaying.

Even if we consummate the Merger, the public warrants may never be in the money, and they may expire worthless.

The exercise price for our warrants is $11.50 per share. There can be no assurance that the public warrants will be in the money prior to their expiration and, as such, the warrants may expire worthless.

The terms of our warrants may be amended in a manner that may be adverse to the holders. The warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Our ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding public warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants (excluding any Placement Warrants held by our Sponsor, Cantor or their permitted transferees) at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price (or the closing bid price of our common stock in the event the shares of our common stock are not traded on any specific trading day) of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force a warrant holder: (i) to exercise its warrants and pay the exercise price therefore at a time when it may be disadvantageous for it to do so, (ii) to sell its warrants at the then-current market price when it might otherwise wish to hold its warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of its warrants.

Warrants to purchase our common stock will become exercisable following the Merger, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 7,846,666 shares of our common stock will become exercisable on the 30th day following the Closing in accordance with the terms of the warrant agreement governing those securities. These warrants consist of 7,666,666 warrants originally included in the units issued in our IPO and 180,000 warrants included in the Placement Units. Each warrant entitles its holder to purchase one share of our common stock at an exercise price of $11.50 per share and will expire at 5:00 p.m., New York time, five years after the Closing or earlier upon redemption of our common stock or our liquidation. To the extent warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our then existing stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our common stock.

Our stockholders will experience immediate dilution due to the issuance of common stock to the Metromile stockholders as consideration in the Merger. Having a minority share position likely reduces the influence that our current stockholders have on the management of New Metromile.

Based on Metromile’s current capitalization, we anticipate issuing (or reserving for issuance) an aggregate of approximately 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), subject to adjustment, as set forth in the Merger Agreement, to the Metromile stockholders as partial consideration in the Merger. We anticipate that, immediately following completion of the Merger, our existing stockholders will hold in the aggregate approximately 23.2% of our outstanding common stock (17.6% held by our public stockholders and 5.5% held by our Sponsor, directors, and other holders of Founder Shares), the PIPE Investors will hold approximately 12.3% of our outstanding common stock, and the Metromile stockholders will hold approximately 64.6% of our outstanding common stock. These ownership percentages do not take into account:

•        any warrants or options to purchase our common stock that will be outstanding following the Merger;

•        any equity awards that may be issued under our proposed 2021 Plan following the Merger (See the section entitled “Proposal No. 5 — The Incentive Plan Proposal — Summary of the 2021 Plan” for more information); or

•        any adjustments to the Merger Consideration pursuant to the Merger Agreement.

If any shares of our common stock are redeemed in connection with the Merger, the percentage of our outstanding common stock held by our public stockholders will decrease and the percentages of our outstanding common stock held immediately following the Closing by each of our Initial Stockholders, Cantor and the Metromile stockholders will increase. See the section entitled “Summary — Impact of the Merger on the Company’s Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information. To the extent that any of the outstanding warrants or options are exercised for shares of our common stock, or awards are issued under the proposed 2021 Plan, our existing stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of our current stockholders to influence our management through the election of directors following the Merger.

Neither our board of directors nor any committee thereof obtained a third-party valuation or fairness opinion in determining whether or not to pursue the Business Combination.

Neither our board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that we are paying for Metromile is fair to us from a financial point of view. Neither our board nor any committee thereof obtained a third-party valuation or fairness opinion in connection with the Business Combination. The officers and directors of INSU have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, including their sector experience in insurance companies, enabled them to make the necessary analyses and determinations regarding the Business Combination. In analyzing the Business Combination, we conducted due diligence on Metromile. Our board also consulted with INSU management, legal counsel, financial advisors and other advisors and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “Proposal No. 1 — The Merger Proposal — Reasons for the Approval of the Merger,” and concluded that the Business Combination was in the best interest of INSU’s stockholders. Accordingly, investors will be relying solely on the judgment of our board in valuing Metromile, and our board may not have properly valued such businesses. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Our Initial Stockholders, directors and officers may have a conflict of interest in determining to pursue our business combination with Metromile, since certain of their interests are different from or in addition to (and may conflict with) the interests of our public stockholders, and such interests may have influenced their decisions to approve the Merger and recommend that our stockholders approve the Merger Proposal.

Our Initial Stockholders, officers and directors have interests in and arising from the Merger that are different from or in addition to, and which may conflict with, the interests of our public stockholders, which may result in a conflict of interest, including the following:

•        our Sponsor, officers and directors will hold our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and directors will hold Placement Warrants to purchase shares of our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and certain of our directors paid an aggregate of $4,550,000 for their Founder Shares, Placement Shares and Placement Warrants and that such securities are expected to have a significantly higher value at the time of the Merger and will have little or no value if we do not complete the Merger;

•        our Sponsor, officers and directors have waived their redemption rights with respect to their Founder Shares, Placement Shares and Public Shares in connection with the Merger, and have waived their redemption and liquidation rights with respect to their Founder Shares and Placement Shares if we are unable to complete a business combination by our Business Combination Outside Date;

•        if we are unable to complete a business combination by our Business Combination Outside Date, Insurance Acquisition Sponsor II, LLC, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for, or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        our Sponsor has agreed to loan us funds in an amount up to $750,000 for working capital requirements and to finance transaction costs in connection with an initial business combination, and any amounts outstanding under this loan will not be repaid if we are unable to complete a business combination by our Business Combination Outside Date; and

•        The Company will have the right to designate one individual for appointment to the board of New Metromile.

These interests may have influenced our directors in making their recommendation that you vote in favor of the Merger Proposal and the other proposals in this proxy statement/prospectus.

Our directors and officers have discretion in agreeing to changes or waivers to the terms of the Merger Agreement and related transactions, which may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our public stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require us to agree to amend the Merger Agreement, to consent to certain actions taken by Metromile or to waive rights to which we are entitled to under the Merger Agreement. These events could arise because of changes in Metromile’s business, a request by Metromile to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Metromile’s business and would entitle us to terminate the Merger Agreement. In any of such circumstances, it would be at our discretion, acting through our board of directors, to consent to such a request or action or waive such rights. The existence of the financial and personal interests of the directors described elsewhere in these risk factors may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for the public stockholders and what he or she may believe is best for himself or herself in determining whether or not to take the requested action or waive our rights. As of the date of this proxy statement/prospectus, we do not believe there will be any requests, actions or waivers that our directors and officers would be likely to make after stockholder approval of the Merger Proposal has been obtained. While certain changes could be made without further stockholder approval, we will circulate a new or amended proxy statement/prospectus and resolicit our stockholders if changes to the terms of the Merger and related transactions that would have a material impact on our stockholders are required prior to the vote on the Merger Proposal.

Our Initial Stockholders have agreed to vote in favor of the Merger, regardless of how our public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, our Initial Stockholders have agreed to vote any shares of our common stock owned by them in favor of our proposed initial business combination. As of the date hereof, our Initial Stockholders hold approximately 26.4% of our issued and outstanding shares of common stock. Accordingly, it is more likely that the requisite stockholder approval will be received for the Merger than would be the case if our Initial Stockholders agreed to vote any shares of our common stock owned by them in accordance with the majority of the votes cast by our public stockholders.

We expect to incur significant, non-recurring costs in connection with consummating the Merger and related transactions.

We expect to incur significant, non-recurring costs in connection with consummating the Merger and related transactions. We will pay all fees, expenses and costs we incur or incurred on our behalf in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger). Additionally, the Merger Agreement provides that if the Merger is consummated, we will pay all fees, expenses and costs incurred by Metromile or on Metromile’s behalf in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger). We currently estimate that transaction expenses will be approximately $35.0 million, including post-closing expenses that will be paid by New Metromile.

If we are unable to complete the Merger with Metromile or another business combination by our Business Combination Outside Date, we will cease all operations except for the purpose of winding up our affairs, redeem our outstanding Public Shares and dissolve and liquidate. In such event, third parties may bring claims against us and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by our stockholders could be less than $10.00 per share.

Our charter provides that we must complete the Merger or another business combination by our Business Combination Outside Date, or we must cease all operations except for the purposes of winding up, redeem our outstanding Public Shares and, subject to approval by our remaining stockholders and our board, dissolve and liquidate. In such event, third parties may bring claims against us for monies we owe for products or services provided to us. Although we have obtained waiver agreements from Metromile and from certain vendors and service providers that we have engaged and to which we owe money pursuant to which such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims, which could take priority over those of our public stockholders. If we are unable to complete the Merger or another business combination within the required time period, Insurance Acquisition Sponsor II, LLC has agreed it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account in such a situation may be less than $10.00 due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share distribution from the Trust Account may be less than $10.00.

Our directors may decide not to enforce the indemnification obligations of Insurance Acquisition Sponsor II, LLC, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

If proceeds in the Trust Account are reduced below $10.00 per public share and Insurance Acquisition Sponsor II, LLC asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Insurance Acquisition Sponsor II, LLC to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Insurance Acquisition Sponsor II, LLC to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Merger. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the Merger with Metromile or another business combination within the required time period, we must dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. We cannot assure you that we will properly assess all claims that may be potentially brought against us, nor can we assure you that third parties will not seek to recover from our stockholders amounts owed to them by us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after our Business Combination Outside Date, if we do not consummate the Merger, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Moreover, our board may be viewed as having breached its fiduciary duties to our creditors and/or having acted in bad faith, and thereby exposing the board and us to claims for punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us or you for these reasons.

Actions taken by the Initial Stockholders, our officers and directors to increase the likelihood of approval of the Merger Proposal and the other proposals presented in this proxy statement/prospectus could have a depressive effect on the price of our common stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Initial Stockholders, our directors, officers and their respective affiliates may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or enter into transactions with such investors and others to provide them with incentives to acquire shares of our common stock or vote their shares in favor of the Merger Proposal. While the exact nature of any other incentive arrangements that may be entered into in the future has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Initial Stockholders for nominal value. The purpose of such purchases and other transactions would be to increase the likelihood that the Merger Proposal is approved and to decrease the likelihood that holders request redemption of Public Shares. Entering into any such arrangements may have a depressive effect on the price of our common stock. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the Closing for a price below market value.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our business.

Commencing with New Metromile’s annual report for the year ending December 31, 2021, following the Merger New Metromile will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Metromile as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Metromile after the Merger. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and lead to a decrease in the market price of our common stock.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We will be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following September 8, 2025, the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, until we cease being an “emerging growth company” stockholders will not have the benefit of an independent assessment of the effectiveness of our internal control environment.

The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Merger been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Our ability to successfully effect the Merger and successfully operate the business thereafter will depend largely upon the efforts of certain key personnel, including the key personnel of Metromile, all of whom we expect to stay with New Metromile following the Merger. The loss of such key personnel could adversely affect the operations and profitability of the post-combination business.

Our ability to recognize certain benefits of the Merger and successfully operate New Metromile’s business following the Merger will depend upon the efforts of certain key personnel of Metromile. Although we expect all of such key personnel to remain with New Metromile following the Merger, the unexpected loss of key personnel may adversely affect the operations and profitability of New Metromile. In addition, our future success depends in part on our ability to identify and retain key personnel to succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of the key Metromile personnel that will be employed by New Metromile, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of New Metromile business may be negatively impacted.

Following the Merger, our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for our common stock.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If no securities or industry analysts commence coverage of the combined company, our stock price would likely be less than that which would obtain if we had such coverage and the liquidity, or trading volume of our common stock may be limited, making it more difficult for a stockholder to sell shares at an acceptable price or amount. If any analysts do cover the combined company, their projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of research analysts covering us. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.

Future sales of our common stock issued to Metromile stockholders or by our Initial Stockholders may reduce the market price of our common stock that you might otherwise obtain.

Under the Merger Agreement, the Metromile stockholders will exchange their shares of Metromile common stock for, among other things, an estimated 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), subject to adjustment as provided in the Merger Agreement.

We and certain Metromile stockholders have entered into a Lock-Up Agreement providing for certain restrictions on transfer applicable to the shares issued to the Metromile stockholders in connection with the Merger. For additional information regarding the Lock-Up Agreement, see the sections in this proxy statement/prospectus entitled “Proposal No. 1 — The Merger Proposal — Additional Agreements — Lock-Up Agreement.”

Our Sponsor is a party to a letter agreement, dated September 2, 2020 (the “Sponsor Lock-Up Agreement”), pursuant to which our Sponsor is prohibited from, except in limited circumstances, (i) selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase or otherwise disposing of or agreeing to dispose of, directly or indirectly, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to the Placement Units, Placement Shares, Placement Warrants, or shares of common stock underlying the Placement Warrants, (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Placement Units, Placement Shares, Placement Warrants, or shares of common stock underlying the Placement Warrants, whether any such transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or (iii) publicly announcing any intention to effect any transaction specified in clause (i) or (ii), for a period of 30 days following the Merger.

We intend, at or prior to the Closing, to amend and restate the existing registration rights agreement with our Sponsor, Cantor, and certain other stockholders, which we refer to as the Amended and Restated Registration Rights Agreement, with respect to the shares of our common stock currently held or to be received in connection with the Merger. The Amended and Restated Registration Rights Agreement will require us to, among other things, file a resale shelf registration statement on behalf of the stockholders promptly after the closing of the Merger, which we refer to as the Shelf Registration Statement. If the Shelf Registration Statement becomes unavailable once it is declared effective, the stockholders will have certain demand registration rights.

Upon expiration of the lockup periods set forth in the Lock-Up Agreement and the Sponsor Lock-Up Agreement applicable to shares of our common stock held by the Metromile stockholders or our Initial Stockholders and the effectiveness of the Shelf Registration Statement, these parties may sell large amounts of our stock in the open market or in privately negotiated transactions. The registration and availability of such a significant number of shares of common stock for trading in the public market may increase the volatility in the price of our common stock or put significant downward pressure on the price of our common stock. In addition, New Metromile may use shares of our common stock as consideration for future acquisitions, which could further dilute our stockholders.

Subsequent to the consummation of the Merger, New Metromile may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although we have conducted a due diligence examination of Metromile, we cannot assure you that this examination revealed all material issues that may be present in Metromile’s business, or that factors outside of our and Metromile’s control will not later arise. As a result, we may be forced to later write down or write off assets, restructure New Metromile’s operations, or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the combined company or its securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

New Metromile may be subject to securities litigation, which is expensive and could divert management attention.

Following the Merger, our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Metromile may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject New Metromile to significant liabilities.

The Business Combination Charter provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Business Combination Charter provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law: (a) any derivative claim or cause of action brought on our behalf; (b) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders (c); (d) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws; (e) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (f) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (g) any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Business Combination Charter provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Business Combination Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provision will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in the Business Combination Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Changes in law or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including in particular, reporting and other requirements under the Exchange Act. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, injunctive relief or similar remedies which could be costly to us or limit our ability to operate post-Merger.

If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. holders of Metromile common stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Metromile common stock for Company common stock in the Merger.

The U.S. federal income tax consequences of the Merger to U.S. holders of Metromile common stock will depend, in part, on whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Metromile common stock may recognize gain or loss for U.S. federal income tax purposes on each share of Metromile common stock surrendered in the Merger for INSU common stock. For a more complete discussion of certain material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences — Tax Consequences of the Merger to U.S. Holders of Metromile Common Stock.”

Risk Relating to the Redemption

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to more than 20% of the Public Shares.

A public stockholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to more than 20% of the Public Shares. Accordingly, if you hold more than 20% of the Public Shares and the Merger Proposal is approved, you will not be able to exercise redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 20% or sell them in the open market. If the Merger is consummated, the value of such excess shares may not appreciate over time and the market price of our common stock may not exceed the per-share redemption price paid in connection with the Merger.

A stockholder’s decision as to whether to redeem his, her, its shares for a pro rata portion of the Trust Account may not put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell his, her or its Public Shares in the future following the completion of the Merger. Certain events following the consummation of any business combination, such as the Merger, may cause an increase in our share price, and may result in a lower value realized upon redemption than a stockholder might realize in the future had the stockholder not redeemed his, her or its shares. Similarly, if a stockholder does not redeem his, her or its shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of the Merger, and the risk that the stockholder may not be able, in the future to sell his, her or its shares, for a greater amount than the redemption price described in this proxy statement/prospectus. A stockholder should consult his, her or its tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our common stock for a pro rata portion of the funds held in our Trust Account.

In order to exercise redemption rights, holders of Public Shares are required to, among other requirements, submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent at least two business days prior to the Special Meeting. Stockholders electing to redeem their Public Shares will receive their pro rata portion of the amount on deposit in the Trust Account as of two business days prior to the anticipated consummation of the Merger. See the section entitled “Special Meeting of Company Stockholders — Redemption Rights and Procedures” for additional information on how to exercise your redemption rights. If you do not timely submit your redemption request and deliver your common stock and comply with the other redemption requirements, you will not be entitled to redeem your common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INSU is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination, as described in Note 1. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents Metromile combined with INSU, New Metromile, on a pro forma basis.

The following unaudited pro forma condensed combined balance sheet of the New Metromile as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations of New Metromile for the year ended December 31, 2019 and for the nine months ended September 30, 2020 present the combination of the financial information of INSU and the historical consolidated balance sheet of Metromile on a pro forma basis after giving effect to the following transactions:

•        the Business Combination;

•        the PIPE Investment and related adjustments;

•        the holders of Metromile preferred stock will exchange their preferred shares of Metromile for common shares of Metromile utilizing the conversion ratio stipulated in Metromile’s Certificate of Incorporation;

•        the Metromile common stockholders will be given the option to (a) make a cash election to receive cash for Metromile shares or to (b) convert their Metromile common shares into shares of New Metromile.

•        the vested portion and unvested portion of Metromile stock option awards outstanding will automatically convert into vested RSUs and unvested options, respectively of New Metromile;

•        the New Metromile to cause to deliver an additional 10,000,000 shares (“Additional Shares” ) to be allocated among the stockholders and holders of vested options (the “Earnout Participants”), as of immediately prior to the Effective Time based on the proportion of each Earnout Participant’s aggregate number of (x)(i) Company Shares held as of immediately prior to the Effective Time, excluding, for this purpose, any Company Restricted Shares plus (ii) Vested RSU Equivalents calculated as of immediately prior to the Effective Time, as compared to the sum of (y)(i) Company Shares, excluding, for this purpose any Company Restricted Shares and (ii) all Vested RSU Equivalents held by all Earnout Participants (the “Pro Rata Share”), subject to New Metromile’s share price being greater than $15.00 per share for 20 out of any 30 consecutive trading days at any time during the twenty-four months following the Closing;

•        the repayment of indebtedness of Metromile which includes the Loan and Security Agreement (the “2019 Loan Agreement”) with certain lenders and the loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (the “PPP Loan”), but will exclude the senior secured subordinated debt with Hudson Structured Capital Management and an affiliate (the “2020 Hudson Loan”) and amounts payable to reinsurers.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 combine the historical statements of operations of INSU and Metromile for such periods on a pro forma basis as if the Business Combination and the other transactions contemplated by the Merger Agreement summarized below, had been consummated on January 1, 2019, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited historical financial statements of each of INSU and Metromile and the respective notes thereto, as well as the disclosures contained in the sections titled “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Metromile’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Metromile. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial statements contained herein assumes that INSU’s stockholders approve the Business Combination. INSU’s public stockholders may elect to redeem their shares of Class A common stock for cash even if they approve the Business Combination. INSU cannot predict how many of its public stockholders will exercise their right to have their Class A common stock redeemed for cash. As a result, New Metromile has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios below, which produce different allocations of total New Metromile equity between holders of the INSU common stock. As described in greater detail below in Note 1 Description of the Business Combination, the first scenario, or “no redemption scenario,” assumes that none of INSU’s public stockholders will exercise their right to have their shares of INSU Class A common stock redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination, will exercise their right to have their public shares redeemed for cash.

The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Metromile is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2020
(in thousands, except share and per share amounts)

	INSU Acquisition Corp II (Historical)	Metromile, Inc. (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)		Pro Forma Combined (Assuming Maximum Possible Redemption)
ASSETS
Investments
Marketable securities	—	—	—		—	—		—
Marketable securities – restricted	—	25,570	—		25,570	—		25,570
Total investments	—	25,570	—		25,570	—		25,570
Cash and cash equivalents	691	20,991	319,657	(A)	341,339	(125,001)	(L)	216,338
Restricted cash and cash equivalents	—	32,876	—		32,876	—		32,876
Premiums receivable	—	17,773	—		17,773	—		17,773
Accounts receivable	—	4,898	—		4,898	—		4,898
Reinsurance recoverable on paid loss	—	7,789	—		7,789	—		7,789
Reinsurance recoverable on unpaid loss	—	33,583	—		33,583	—		33,583
Prepaid reinsurance premium	—	14,803	—		14,803	—		14,803
Prepaid expenses and other assets	240	4,985	—		5,225	—		5,225
Deferred policy acquisition costs, net	—	685	—		685	—		685
Telematics devices, improvements and equipment, net	—	13,056	—		13,056	—		13,056
Website and software development costs, net	—	18,265	—		18,265	—		18,265
Intangible assets, net	—	7,500	—		7,500	—		7,500
Total current assets	931	202,774	319,657		523,362	(125,001)		398,361
Cash held in Trust Account	230,001	—	(230,001)	(I)	—	—		—
Total assets	230,932	202,774	89,656		523,362	(125,001)		398,361

Loss and loss adjustment expense reserves	—	53,379	—		53,379	—		53,379
Ceded reinsurance premium payable	—	28,181	—		28,181	—		28,181
Payable to carriers – premiums and LAE, net	—	995	—		995	—		995
Unearned premium reserve	—	17,405	—		17,405	—		17,405
Deferred revenue	—	5,449	—		5,449	—		5,449
Accounts payable and accrued expenses	26	3,948	—		3,974	—		3,974
Note payable	—	46,182	(30,273)	(B)	15,909	—		15,909
Deferred underwriting fee payable	9,800	—	(9,800)	(C)	—	—		—
Deferred tax liability	—	17	—		17	—		17
Warrant liability	—	14,842	(14,842)	(D)	—	—		—
Other liabilities	—	6,323	—		6,323	—		6,323
Total liabilities	9,826	176,721	(54,915)		131,632	—		131,632

Redeemable convertible preferred stock	—	304,469	(304,469)	(E)	—	—		—
Common shares subject to possible redemption	216,106	—	(216,106)	(F)	—	—		—
Stockholders’ equity (deficit):
INSU Acquisition Corp II Class A Common Stock	—	—	20	(D,E,F,H)	20	(1)	(L)	19
INSU Acquisition Corp II Class B Common Stock	1	—	(1)	(F)	—	—		—
Metromile, Inc. common stock	—	1	304,462	(E)	304,463	—		304,463
Note receivable from executive	—	(416)	416	(K)	—	—		—
Accumulated paid-in capital	5,084	4,867	392,261	(D,E,F,G,H, I,J)	402,212	(125,000)	(L)	277,212
Accumulated and other comprehensive gain	—	27	—		27	—		27
Accumulated deficit	(85)	(282,895)	(32,012)	(B,D,K)	(314,992)	—		(314,992)
Total stockholders’ equity (deficit)	5,000	(278,416)	665,146		391,730	(125,001)		266,729
Total liabilities, Convertible preferred stock and stockholders’ equity (deficit)	230,932	202,774	89,656		523,362	(125,001)		398,361

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2020
(in thousands, except share and per share amounts)

	INSU Acquisition Corp II (Historical)	Metromile, Inc. (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)
Revenue
Premiums earned, net	—	9,360	—		9,360	—	9,360
Investment income	—	500	—		500	—	500
Other revenue	—	14,499	—		14,499	—	14,499
Total Revenue	—	24,359	—		24,359	—	24,359
Costs and expenses
Cost of revenue
Losses and loss adjustment expenses	—	12,214	—		12,214	—	12,214
Policy servicing expense and other	—	12,803	—		12,803	—	12,803
Sales, marketing, and other acquisition costs	—	3,616	—		3,616	—	3,616
Research and development	—	6,668	—		6,668	—	6,668
Amortization of capitalized software	—	8,311	—		8,311	—	8,311
Formation and operating costs	85	—	—		85	—	85
Other operating expenses	—	13,138	—		13,138	—	13,138
Total costs and expenses	85	56,750	—		56,835	—	56,835
Loss from operations	(85)	(32,391)	—		(32,476)	—	(32,476)
Other expense
Interest expense	—	3,453	(2,260)	(AA)	1,193	—	1,193
Increase in fair value of stock warrant liability	—	640	(640)	(BB)	—	—	—
Total other expense	—	4,093	(2,900)		1,193	—	1,193
Net loss before taxes	(85)	(36,484)	2,900		(33,669)	—	(33,669)
Income tax benefit	—	(67)	—		(67)	—	(67)
Net loss	(85)	(36,417)	2,900		(33,602)	—	(33,602)
Other comprehensive loss	—	(33)	—		(33)	—	(33)
Total comprehensive loss	(85)	(36,450)	2,900		(33,635)	—	(33,635)

Weighted average shares outstanding of Class A redeemable common stock	23,000,000				133,420,725		120,920,586
Basic and diluted net loss per share, Class A redeemable common stock	(0.00)				$(0.25)		$(0.28)
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	8,386,667				—		—
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.01)				—		—
Weighted-average shares used in computing basic and diluted net loss per share	—	8,746,655			—		—
Net loss per share, basic and diluted	—	(4.16)			—		—

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2019
(in thousands, except share and per share amounts)

	INSU Acquisition Corp II (Historical)	Metromile, Inc. (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)
Revenue
Premiums earned, net	$—	$23,807	—		$23,807	$—	$23,807
Investment income	—	1,898	—		1,898	—	1,898
Other revenue	—	27,050	—		27,050	—	27,050
Total Revenue	—	52,755	—		52,755	—	52,755
Costs and expenses
Cost of revenue
Losses and loss adjustment expenses	—	30,758	—		30,758	—	30,758
Policy servicing expense and other	—	16,297	—		16,297	—	16,297
Sales, marketing, and other acquisition costs	—	23,954	—		23,954	—	23,954
Research and development	—	9,055	—		9,055	—	9,055
Amortization of capitalized software	—	10,648	—		10,648	—	10,648
Formation and operating costs	1	—	—		1	—	1
Other operating expenses	—	18,896	—		18,896	—	18,896
Total costs and expenses	1	109,608	—		109,609	—	109,609
Loss from operations	(1)	(56,853)	—		(56,854)	—	(56,854)
Other expense
Interest expense	—	247	(209)	(AA)	38	—	38
Increase in fair value of stock warrant liability	—	92	(92)	(BB)	—	—	—
Total other expense	—	339	(301)		38	—	38
Net loss before taxes	(1)	(57,192)	301		(56,892)	—	(56,892)
Income tax provision	—	37	—		37	—	37
Net loss	(1)	(57,229)	301		(56,929)	—	(56,929)
Other comprehensive income	—	61	—		61	—	61
Total comprehensive loss	(1)	(57,168)	301		(56,868)	—	(56,868)

Basic and diluted weighted average shares outstanding of Class B/Class A common stock	6,013,833				133,420,725		120,920,586
Basic and diluted net income (loss) per share, Class B	$(0.00)				$(0.43)		$(0.47)
Weighted-average shares used in computing basic and diluted net loss per share		8,359,973
Net loss per share, basic and diluted		(6.85)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination

On November 24, 2020, INSU (Parent) together with INSU II Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger and Reorganization, as amended on January 12, 2021 (the “Merger Agreement”) with MetroMile, Inc., a Delaware corporation (“Metromile”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Metromile, the separate corporate existence of Merger Sub will cease and Metromile will be the surviving corporation and a direct, wholly owned subsidiary of Parent (the “Merger”). Following the closing, Parent will change its name to “Metromile, Inc.” (referred to herein, together with its subsidiaries, as “New Metromile”).

At the effective time of the merger (the “Effective Time”), by virtue of the merger and without any action on the part of Parent, Merger Sub, Metromile or the holders of any of Metromile’s securities:

a)      each Metromile Preferred Share issued and outstanding immediately prior to the Effective Time to be automatically converted into a number of Metromile Common Shares at the then-effective conversion rate as calculated pursuant to the terms of the organizational documents of the Company (the “Company Preferred Stock Conversion”).

b)      each Metromile Common Share that is issued and outstanding immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Metromile Restricted Shares) (following the Preferred Stock conversion described above) shall be converted into the right to receive the following:

i.       if the calculation of the Cash Consideration (funds remaining in the Trust Account following the redemption (if any) of shares of Parent Common Stock, payment of Transaction Expenses and Repaid Indebtedness, plus PIPE proceeds, plus Cash as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date, minus $294,000,000) results in a positive number (the “Minimum Cash Election Condition”) and the holder of such Metromile Common Share makes a proper and timely election (a “Cash Election” and each such share, a “Cash Electing Share”) in an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Consideration”), Per Share Merger Consideration Value (calculated to be $10.29 as of the date of the initial signing of the Merger Agreement) is defined as Merger Consideration Value (Equity Value, plus (b) Cash, and Aggregate Exercise Price from all outstanding options minus (c) Debt for Borrowed Money, or $872.1 million as of the date of the initial signing of the Merger Agreement) divided by the fully diluted Metromile Outstanding Shares (86.2 million equivalent shares).

ii.      if the holder of such share makes a proper election to receive shares of New Metromile Common Stock (a “Stock Election”), the applicable Per Share Stock Consideration. Per Share Stock Consideration is defined as a number of shares of Parent Common Stock equal to the Per Share Merger Consideration Value divided by the Reference Price of $10.00 (calculated to be approximately 1.03 shares of Parent Common Stock as of the date of the initial signing of the Merger Agreement); provided however that each share of Company Common Stock issued in exchange for Metromile Restricted Shares shall be subject to the same terms and conditions giving rise to a substantial risk of forfeiture that applied to such Metromile Restricted Shares, immediately prior to the Effective Time to the extent consistent with the terms of the such Metromile Restricted Shares and each holder of Metromile Restricted Shares shall be deemed to have made a Stock Election with respect to such holder’s Metromile Restricted Shares.

c)      the issuance and sale of 16,000,000 shares of New Metromile Common Stock (subject to an increase to up to 19,500,000 shares) for $10.00 per share and an aggregate purchase price of $160.0 million in the PIPE Investment (subject to an increase to up to $195.0 million) pursuant to the subscription agreements related thereto, executed concurrently with the Merger Agreement;

d)      the cancellation of 1,177,000 shares of Parent Class B Common Stock and the placement of transfer restrictions on 5,100,334 shares of Parent Class B Common Stock in accordance with the terms of the Sponsor Share Cancellation and Vesting Agreement, dated as of November 24, 2020, by and among Parent and Sponsor and conversion of 6,669,667 shares of Parent Class B Common Stock into 6,669,667 shares of New Metromile Common Stock in connection with the Business Combination in accordance with the terms of the Merger Agreement. The transfer restrictions on 2,550,167 shares held by the Sponsor shall be removed when the Metromile Common Share Price is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, and 2,550,167 shares held by each Sponsor shall have the applicable transfer restrictions removed when the Metromile Common Share Price is greater than $17.00 for any period of 20 trading days out of 30 consecutive trading days;

          e)      each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation;

f)      any shares of Metromile capital stock held in the treasury of Metromile or owned by Parent or Merger Sub immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

          g)      prior to the Effective Time, all vested Metromile Options shall automatically be converted into a number of restricted stock units denominated in New Metromile Common Shares (each, a “Parent Vested RSU”). The number of Parent Vested RSUs received by a holder of Vested Metromile Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price (rounded down to the nearest whole share). The “Aggregate Option Spread” shall equal the product of (A) the excess, if any, of (i) the Per Share Merger Consideration Value over (ii) the exercise price per Metromile Common Share subject to such Metromile Option, multiplied by (B) the number of Metromile Common Shares subject to such Metromile Option.

h)      at the Effective Time, all Unvested Metromile Options shall automatically be converted into options to purchase shares of New Metromile Common Stock (each, a “Converted Option”). For each Converted Option, (i) the number of shares of New Metromile Common Stock subject to each such Converted Option shall equal the product (rounded down to the nearest whole share) of (A) the total number of Metromile Common Shares subject to such Unvested Metromile Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration and (ii) the exercise price per share of New Metromile Common Stock shall equal the quotient (with the result rounded up to the nearest whole cent) of (A) the exercise price per Metromile Common Share of such Unvested Metromile Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. Each such Converted Option shall be subject to the same terms and conditions, including the applicable vesting schedule, as applied to the corresponding Unvested Metromile Option immediately prior to the Effective Time.

i)       each Metromile warrant will be exercised into a number of Metromile common shares in accordance with the terms of the warrant agreement amendment applicable to such Company Warrant (each, a “Warrant Agreement Amendment”) and the information set forth in the Merger Payment Schedule.

j)       if at any time during the twenty-four (24) months following the Closing the closing share price of the Company Common Stock is greater than $15.00 over any twenty (20) trading days within any thirty (30) trading day period, a total of 10,000,000 newly issued shares of New Metromile (“Additional Shares”) will be payable to Metromile stockholders and holders of vested options (the “Earnout Participants”), as of immediately prior to the Effective Time based on the proportion of each Earnout Participant’s aggregate number of (x)(i) Company Shares held as of immediately prior to the Effective Time, excluding, for this purpose, any Company Restricted Shares plus (ii) Vested RSU Equivalents calculated as of immediately prior to the Effective Time, as compared to the sum of (y)(i) Company Shares excluding, for this purpose any Company Restricted Shares and (ii) Vested RSU Equivalents held by Earnout Participants in the aggregate as of immediately prior to the Effective Time (the “Pro Rata Share”). “Vested RSU Equivalents” means, with respect to each holder of Vested Metromile Options, as of the determination date, a number of Company Shares equal to such holder’s Aggregate Option Spread divided by the Per Share Merger Consideration Value, rounded down to the nearest whole share.

The Additional Shares may be also become payable upon certain acceleration or change of control events.

As of the date of the initial signing of the Merger Agreement, the exchange ratio was approximately 1.03.

The following summarizes consideration:

(in thousands, except per share amounts)
Shares transferred at closing(1)(2)	87,211
Value per share	$10.00
Share consideration(3)	$872,110

____________

(1)      The number of shares presently expected to be transferred to (or reserved for transfer to) Metromile equityholders upon consummation of the Business Combination include (i) 78.8 million shares of New Metromile Common Stock for Metromile common stock, (ii) 3.9 million shares of New Metromile Common Stock issued in respect of Metromile warrants exercised for shares of Metromile Common stock in accordance with the applicable Warrant Agreement Amendment immediately prior to the Effective Time; (iii) 1.9 million shares of New Metromile Common Stock issued as vested RSUs for Metromile vested RSUs; and (iv) 2.6 million shares of New Metromile Common Stock issued as unvested options for Metromile unvested options; and excludes 10.0 million Additional Shares as the trading price threshold has not been met.

(2)      The number of shares presently expected to be transferred to Metromile equityholders upon consummation of the Business Combination does not include (i) the impact of the potential Cash Election discussed in Note 1 above, because the exercise of this right is not currently factually supportable; and (ii) impact for the potential shares to be issued for options with performance conditions to Dan Preston and Amrish Singh (Chief Executive Officer, and General Manager, Enterprise, respectively), for any potential modification in vesting conditions, due to the fact that such modification is not factually supportable as of the date of this proxy statement/prospectus.

(3)      Share consideration is calculated using a $10.00 reference price. The actual total value of share consideration will be dependent on the value of the common stock at closing; however, no expected change from any change in New Metromile Common Stock’s trading price on the pro-forma financial statements as the Business Combination will be accounted for as a reverse recapitalization.

2. Basis of Presentation

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the Business Combination; (ii) factually supportable; and (iii) with respect to the statement of operations, expected to have a continuing impact on the New Metromile’s results following the completion of the Business Combination. The adjustments are described in Note 3 below. The pro forma adjustments have been prepared as if the Business Combination had been consummated on September 30, 2020 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2019, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations. Parent and Metromile have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP. Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Parent will be treated as the acquired company and Metromile will be treated as the acquirer for financial statement reporting purposes. Metromile has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        The pre-combination equity holders of Metromile will hold a majority of the voting rights in the New Metromile in both the maximum and no redemption scenarios;

•        Metromile has the ability to appoint the board of directors and the management of the New Metromile;

•        Senior management of Metromile will comprise the senior management of the New Metromile; and

•        Operations of Metromile will comprise the ongoing operations of the New Metromile.

Accordingly, for accounting purposes, the financial statements of the New Metromile will represent a continuation of the financial statements of Metromile with the acquisition being treated as the equivalent of Metromile issuing stock for the net assets of Parent, accompanied by a recapitalization. The net assets of Parent will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Parent’s redeemable common stock into cash:

•        Assuming No Redemption: This scenario assumes that no shares of Parent Class A common stock will be redeemed;

•        Assuming Maximum Redemption: This presentation assumes that stockholders holding approximately 12.5 million Parent Class A common stock will exercise their redemption rights for their pro rata share of the funds in Parent’s Trust Account. This scenario assumes that aggregate redemption payments of $125.0 million will occur. The Business Combination is subject to a minimum of $199.0 million in cash comprised of amounts held in the trust account and proceeds from the PIPE Investment. The amount assumed to be used for redemption is equal to $125.0 million which is the maximum amount of redemptions that could occur for Parent to still meet the closing condition of having at least $294.0 million in Available Cash at the closing of the Business Combination.

The following summarizes the pro forma common stock ownership on September 30, 2020 under each of these scenarios:

	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	Number of outstanding shares (in millions)	Percentage of Outstanding Shares	Number of outstanding shares (in millions)(1)	Percentage of Outstanding Shares
SPAC IPO Investors(1)	23.0	17.2%	10.5	8.7%
Sponsor Shares	6.7	5.0%	6.7	5.5%
Private Placement	0.5	0.4%	0.5	0.4%
Total SPAC Shares	30.2	22.6%	17.7	14.6%
Shares Issued to Metromile Shareholders(2)	87.2	65.4%	87.2	72.1%
Total Target Shares	87.2	65.4%	87.2	72.1%
PIPE Shares Issued	16.0	12.0%	16.0	13.2%
Total PIPE Shares	16.0	12.0%	16.0	13.2%
Total Outstanding	133.4	100%	120.9	100%

____________

(1)      Reflects anticipated redemptions of 12.5 million shares, which is subject to change. The maximum redemption amount is derived considering the minimum cash requirement of $199.0 million, which will be satisfied with proceeds from the Equity Offering.

(2)      The number of outstanding shares held by Metromile Stockholders excludes 10.0 million Additional Shares. The Additional Shares would further increase the ownership percentages of Metromile Stockholders in New Metromile and would dilute the ownership of all stockholders of New Metromile, as further discussed below.

For the purposes of the unaudited pro forma condensed combined financial statements, no impact has been given for the potential Cash Election right discussed in Note 1 above, since the exercise of this right is not currently factually supportable. Further, no impact has been given for the potential shares to be issued for options with performance conditions to Dan Preston and Amrish Singh (Chief Executive Officer, and General Manager, Enterprise, respectively), for any potential modification in vesting conditions, due to the fact that such modification is not factually supportable as of the date of this proxy statement/prospectus.

Therefore, the above table assumes that Metromile common shares will be converted to New Metromile common shares using the Stock Election.

New Metromile expects to enter into new equity awards with its employees upon the consummation of the merger. The terms of these new equity awards have not been finalized and remain subject to change. Accordingly, no effect has been given to the unaudited pro forma condensed combined financial information for the new awards.

The Additional Shares will be allocated among the Stockholders (post conversion of Metromile Preferred Stock and Metromile Warrants, described above) and holders of vested options (the “Earnout Participants”), as of immediately prior to the Effective Time based on the proportion of each Earnout Participant’s aggregate number of

(i) Company Shares held as of immediately prior to the Effective Time, excluding, for this purpose, any Company Restricted Shares plus (ii) Vested RSU Equivalents calculated as of immediately prior to the Effective Time, as compared to the sum of (y)(i) Company Shares, excluding, for this purposes any Company Restricted Shares and (ii) Vested RSU Equivalents held by all Earnout Participants in the aggregate as of immediately prior to the Effective Time (the “Pro Rata Share”). “Vested RSU Equivalents” means, with respect to each holder of Vested Company Options, as of the determination date, a number of Company Shares equal to such holder’s Aggregate Option Spread divided by the Per Share Merger Consideration Value, rounded down to the nearest whole share. Such Additional Shares shall be issued to Earnout Participants if at any time during the twenty-four (24) months following the Closing, the closing share price of the Parent Common Stock is greater than $15.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period.

The issuance of such Additional Shares would dilute the value of all shares of New Metromile Common Stock outstanding at that time. Assuming the current capitalization structure, the approximately 10.0 million Additional Shares that would be issued upon meeting the $15.00 threshold, would represent approximately 8% of total shares outstanding for the redemption scenarios set forth.

The management of New Metromile has concluded that the Additional Shares are equity-classified instruments. Additionally, as a portion of the Additional Shares related to net exercised warrants, the pro forma condensed combined balance sheet reflects a one-time, nonrecurring expense, as further discussed in Note 3(D), representing incremental fair value of modified Metromile Warrants. If the actual facts are different than these assumptions, the ownership percentage retained by Parent’s public stockholders in the post-combination company will be different from the above-stated ownership percentage.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that MetroMile incurred significant losses during the historical periods presented.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 reflects the following adjustments:

(A)    Represents pro forma adjustments to cash to reflect the following (in thousands):

Parent cash held in a trust account	$230,001	(1)
Add: Proceeds from PIPE Investment	160,000	(2)
Add: Proceeds from exercises of share awards	168	(3)
Less: Payment of transaction-related fees	28,208	(4)
Less: Payment of deferred underwriter fees and deferred legal fees and other transaction-related fees	9,800	(5)
Less: Repayment of debt	32,504	(6)

____________

(1)      Represents the reclassification of cash equivalents held in the trust account and to reflect that the cash equivalents are available to effectuate the transaction or to pay redeeming Parent public stockholders.

(2)      Represents the proceeds of $160.0 million from the issuance and sale of 16,000,000 shares of New MetroMile Common Stock at $10.00 per share through the PIPE Investment.

(3)      Represents the proceeds of $0.2 million from the issuance of Metromile common stock on exercise of Metromile share awards post September 30, 2020.

(4)      Represents preliminary estimated transaction costs incurred by Metromile and Parent of approximately $14.1 million and $14.1 million, respectively, for legal, financial advisory and other professional fees incurred in consummating the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding decrease in additional paid-in capital.

(5)      Represents the payment of $9.8 million of deferred underwriter fees incurred during Parent’s initial public offering due upon completion of the Business Combination.

(6)      Represents the repayment of Metromile Notes Payables and PPP Loan, in accordance with the Merger Agreement conditions to closing. Further, repayment also includes end of term payment totaling $0.6 million and a one-time prepayment charge of $0.8 million.

(B)    Represents the repayment of $32.5 million of Metromile Notes Payables and PPP Loan, in accordance with the Merger Agreement conditions to closing, including the recording of the one-time interest accretion of the remaining debt discount of $0.9 million as an adjustment to accumulated deficit. Further, repayment also includes end of term payment totaling $0.6 million and a one-time prepayment charge of $0.8 million.

(C)    Represents the payment of $9.8 million of deferred underwriter fees incurred during Parent’s initial public offering due upon completion of the Business Combination.

(D)    Represents the net exercise of Metromile preferred stock warrants into New Metromile Common Stock, pursuant to terms of the Merger Agreement, recorded as par value common stock and additional paid in capital. Metromile preferred stock warrants were previously contingently puttable or redeemable, resulting in Metromile classifying such warrants as liabilities in its historical financial statements. Prior to net exercise, Metromile is required to mark-to-market the warrant liability, an impact of $24.7 million which is recorded as an adjustment to accumulated deficit. Additionally, in line with the Merger Agreement, as part of the net exercise, the Metromile Warrant holders were also eligible to receive Additional Shares, resulting in an additional one-time, nonrecurring expense of $4.7 million, representing incremental fair value of modified Metromile Warrants on the date of modification.

(E)    Represents conversion of Metromile redeemable preferred stock into Metromile common stock pursuant to the terms of the Merger Agreement, and as a result of the Metromile recapitalization, resulting in an adjustment of $304.5 million from temporary equity to common stock par value and additional paid-in capital. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $304.5 million to additional paid in-capital and an increase of less than $0.1 million to New Metromile Common Stock

(F)    Represents the reclassification of $216.1 million of Parent public shares, subject to possible redemption, from mezzanine equity to permanent equity, as well as the reclassification of the Parent Class B shares, to New Metromile Common Stock, assuming no redemptions. The unaudited pro forma condensed balance sheet reflects the reclassification with a corresponding increase of $216.1 million to additional paid in-capital and an increase of less than $0.1 million to New Metromile Common Stock.

(G)    Represents preliminary estimated transaction costs incurred by Metromile and Parent of approximately $14.1 million and $14.1 million, respectively, for legal, financial advisory and other professional fees incurred in consummating the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding decrease in additional paid-in capital.

(H)    Represents the proceeds of $160.0 million from the issuance and sale of 16,000,000 shares of New Metromile Common Stock at $10.00 per share through the PIPE Investment. The unaudited pro forma condensed balance sheet reflects the reclassification with a corresponding increase of $160.0 million to additional paid in-capital and an increase of less than $0.1 million to New Metromile Common Stock.

(I)     Represents the reclassification of cash equivalents held in the trust account and to reflect that the cash equivalents are available to effectuate the transaction or to pay redeeming Parent public stockholders.

(J)     Represents the proceeds of $0.2 million from the issuance of 89,068 shares of Metromile common stock on exercise of Metromile share awards post September 30, 2020. The unaudited pro forma condensed balance sheet reflects the corresponding increase of $0.2 million to additional paid in-capital.

(K)    Represents the forgiveness of the note receivable from executive officer for shares exercised in accordance with terms of the merger agreement.

(L)    Represents the maximum payment that could be made to redeeming Parent public stockholders that would leave sufficient cash to satisfy the Available Cash requirement. The maximum amount of redemptions assumed is 12,500,139 shares at a price of $10.00 per share, inclusive of the redeeming shares’ pro rata allocation of the accrued interest in the Trust Account. The unaudited pro forma condensed balance sheet reflects the redemption with a corresponding decrease of $125.0 million to additional paid in-capital and a decrease of less than $0.1 million to New Metromile Common Stock.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 are as follows:

(AA) Represents pro forma adjustment to eliminate interest expense related to the repaid Metromile Notes Payables and PPP Loan.

(BB) Represents the elimination of remeasurement losses on Metromile Preferred Stock warrant liability since the warrants have been net exercised pursuant to terms of the Merger Agreement.

Loss per share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming the redemption scenario described above, this calculation is adjusted to eliminate such shares for the entire periods. The unaudited pro forma condensed combined financial information has been prepared assuming no redemption and maximum redemption scenario for the nine months ended September 30, 2020 and for the year ended December 31, 2019 (amounts in thousands, except share data):

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro Forma Net Loss	$(33,602)	$(33,602)	$(56,929)	$(56,929)
Basic weighted average shares outstanding – Class A	133,420,725	120,920,586	133,420,725	120,920,586
Net loss per share – Basic and Diluted – Class A(1)	$(0.25)	$(0.28)	$(0.43)	$(0.47)
Basic weighted average shares outstanding – Class A
INSU Public Shareholders	23,540,000	11,039,861	23,540,000	11,039,861
PIPE Investors	16,000,000	16,000,000	16,000,000	16,000,000
Sponsor	6,669,667	6,669,667	6,669,667	6,669,667
Closing merger consideration payable in stock	87,211,058	87,211,058	87,211,058	87,211,058
Total	133,420,725	120,920,586	133,420,725	120,920,586

____________

(1)      The per share pro forma net loss excludes the impact of outstanding and unexercised options, as the inclusion of these would have been anti-dilutive.

SPECIAL MEETING OF COMPANY STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the Special Meeting in lieu of the 2021 annual meeting of stockholders to be held on February 9, 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about January 19, 2021.

Date, Time and Place of Special Meeting

The Special Meeting will be held virtually at 8:00 A.M., Eastern Time, on February 9, 2021 and conducted exclusively via live audio cast at https://www.cstproxy.com/insuacquisitioncorpii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. There will not be a physical location for the Special Meeting, and you will not be able to attend the Special Meeting in person. We are pleased to utilize the virtual stockholder meeting technology to (i) provide ready access and cost savings for our stockholders and the Company, and (ii) to promote social distancing pursuant to guidance provided by the Centers for Disease Control and Prevention and the SEC due to the novel coronavirus. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting via a live audio cast available at https://www.cstproxy.com/insuacquisitioncorpii/2021.

Virtual Special Meeting Registration

To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock.

If your shares are registered in your name with our transfer agent and you wish to participate virtually in the Special Meeting, go to https://www.cstproxy.com/insuacquisitioncorpii/2021, enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the Special Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate virtually in the Special Meeting.

Beneficial stockholders who wish to participate virtually in the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate virtually in the Special Meeting. After contacting our transfer agent a beneficial holder will receive an email prior to the Special Meeting with a link and instructions for entering the Special Meeting. Beneficial stockholders should contact our transfer agent at least three business days prior to the date of the Special Meeting.

Accessing the Virtual Special Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental Stock Transfer & Trust Company to have a control number generated. Continental Stock Transfer & Trust Company contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of our common stock at the close of business on December 30, 2020, which is the record date for the Special Meeting. You are entitled to one vote for each share of our Class A common stock and/or Class B common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the record date, there were 23,540,000 shares of Class A common stock and 7,846,667 shares of Class B common stock issued and outstanding, of which 23,000,000 shares are Public Shares, 540,000 are Placement Shares held by our Sponsor and Cantor, and 7,846,667 are Founder Shares held by our Initial Stockholders.

Vote of Company Initial Stockholders

In connection with our IPO, we entered into an agreement with our Initial Stockholders, executive officers and directors pursuant to which they agreed to vote any shares of our common stock owned by them in favor of our proposed initial business combination, and following the entry into and delivery of the Merger Agreement, our officers, directors and Sponsor entered into the Sponsor Support Agreement with us and Metromile, pursuant to which such persons agreed, among other things, to vote any of our shares of common stock held by them in favor of the Merger Proposal. As of the date of this prospectus/proxy statement, our Initial Stockholders, executive officers and directors hold approximately 26.4% of the outstanding shares of our common stock.

Quorum and Required Vote for Proposals at the Special Meeting

A quorum will be present at the Special Meeting if a majority of the shares of our common stock outstanding as of the record date for the Special Meeting is represented at the meeting by virtual attendance or by proxy. An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals or a broker non-vote so long as the stockholder has given the broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Special Meeting may adjourn the Special Meeting. As of the record date for the Special Meeting, the presence by virtual attendance or by proxy of 15,693,334 shares of our common stock is required to achieve a quorum.

The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” the Merger Proposal.

The approval of each Charter Proposal requires the affirmative vote of holders of a majority of the outstanding shares of our common stock. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” each Charter Proposal.

The approval of each of the Nasdaq Proposal, the Incentive Plan Proposals and the Adjournment Proposal require the affirmative vote of holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Existing Director Election Proposal and the Business Combination Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal.

The Merger Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Merger Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, Proposal 4, the Incentive Plan Proposals and the Business Combination Director Election Proposal is conditioned on the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the approval of the Merger Proposal and Proposal 2. Neither the Existing Director Election Proposal nor the Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if either the Merger Proposal or the Nasdaq Proposal is not approved by our stockholders, or if any other proposal is not approved by our stockholders and we and Metromile do not waive the applicable closing condition under the Merger Agreement, then the Merger will not be consummated. If we do not consummate the Merger and fail to complete an initial business combination by our Business Combination Outside Date, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation to the Company’s Stockholders

Our board of directors believes that each of the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of us and our stockholders and unanimously recommends that our stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our board of directors in favor of approval of the Merger Proposal, you should keep in mind that our directors and officers have interests in the Merger that are different from or in addition to (or which may conflict with) your interests as a stockholder. See the section entitled “Proposal No. 1 — The Merger Proposal — Interests of Certain Persons in the Merger” for additional information.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to our stockholders at the Special Meeting will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals and a broker non-vote will each count as present for the purposes of establishing a quorum. A stockholder’s failure to vote by proxy or to vote online during the Special Meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Merger Proposal and the Charter Proposals and will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal or the Adjournment Proposal.

Voting Your Shares

Each share of our common stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your proxy card or cards show the number of shares of our common stock that you own. There are several ways to vote your shares of common stock:

•        You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” the Merger Proposal, “FOR” the Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposals, “FOR” the Existing Director Election Proposal, “FOR” the Business Combination Director Election Proposal and “FOR” the Adjournment Proposal.

•        You can participate virtually in the Special Meeting and vote online even if you have previously voted by submitting a proxy as described above. However, if your shares of common stock are held in the name of your broker, bank or other nominee, you must get a legal proxy from the broker, bank or other nominee in order to participate in the Special Meeting. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Amanda Abrams by email at aabrams@cohenandcompany.com, before the Special Meeting that you have revoked your proxy; or

•        you may participate virtually in the Special Meeting, revoke your proxy, and vote online during the Special Meeting, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Merger Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposals, the Existing Director Election Proposal, the Business Combination Director Election Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may call Morrow Sodali LLC, our proxy solicitor, at (800) 662-5200 (toll free). Banks and Brokerage Firms may call collect at (203) 658-9400.

Redemption Rights and Procedures

Pursuant to our charter, any holders of our Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Merger. If demand is properly made and the Merger is consummated, these shares, immediately prior to the Merger, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of our IPO (calculated as of two business days prior to the consummation of the Merger, less franchise and income taxes payable). For illustrative purposes, based on funds in the Trust Account of approximately $230.0 million on October 31, 2020, the estimated per share redemption price would have been approximately $10.00.

In order to exercise your redemption rights, you must:

•        submit a request in writing that we redeem your Public Shares for cash. The request must identify the beneficial owner of the shares to be redeemed and must be sent to our transfer agent at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

; and

•        deliver your Public Shares either physically or electronically through DTC to our transfer agent at least two business days before the Special Meeting. Stockholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

If you have other questions please contact:

Amanda Abrams

INSU Acquisition Corp. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

Tel: (215) 701-9693

Email: aabrams@cohenandcompany.com

If you do not properly comply with the procedures and requirements to redeem your Public Shares described above, your shares will not be redeemed. Any demand for redemption, once made, may be withdrawn at any time with our consent until the date of the Special Meeting. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the phone number or address listed above prior to the date of the Special Meeting.

Any redemptions by our public stockholders will decrease the funds in the Trust Account available to us to consummate the Merger and related transactions.

Prior to exercising redemption rights, stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights. We cannot assure you that you will be able to sell your shares of our common stock in the open market, even if the market price per share is higher than the redemption price, as there may not be sufficient liquidity in our common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of our common stock will cease to be outstanding immediately prior to the Merger and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of New Metromile following the Merger, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Merger is not approved and we do not consummate an initial business combination by our Business Combination Outside Date, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of our common stock in connection with the Merger.

PROPOSAL NO. 1 — THE MERGER PROPOSAL

We are asking our stockholders to adopt the Merger Agreement and approve the Merger and the other transactions contemplated thereby. Our stockholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below entitled “— The Merger Agreement,” for more detailed information concerning the Merger and the terms and conditions of the Merger Agreement. We also urge our stockholders to read carefully the Merger Agreement in its entirety before voting on this proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and the amendment to the Merger Agreement is attached to this proxy statement/prospectus as Annex AA.

Because we are holding a stockholder vote on the Merger, our charter provides that we may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the then outstanding shares of our common stock.

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto, and the amendment to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex AA, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Merger Agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also qualified by the underlying annexes and disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Structure of the Merger

On November 24, 2020, we and Merger Sub entered into the Merger Agreement with Metromile, which provides for, among other things, our business combination with Metromile, which will be effected by the merger of Merger Sub with and into Metromile with Metromile continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Surviving Entity”) (the “Merger”, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

Conversion of Securities

Metromile will take all action necessary to cause each Metromile Preferred Share that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of Metromile Common Shares at the then-effective conversion rate as calculated pursuant to the terms of Metromile’s organizational documents (the “Metromile Preferred Stock Conversion”). All of the Metromile Preferred Shares converted into Metromile Common Shares shall be canceled, shall no longer be outstanding, and cease to exist and no payment or distribution will made with respect thereto, and each holder of Metromile Preferred Shares will thereafter cease to have any rights with respect to such securities.

At the Effective Time (and for the avoidance of doubt, following the Metromile Preferred Stock Conversion), by virtue of the Merger and without any action on the part of Metromile, the Company, Merger Sub, or the stockholders:

(a)    each Metromile Common Share (including the Metromile Common Shares resulting from the Metromile Preferred Stock Conversion and excluding, for the avoidance of doubt, any Metromile Common Shares subject to forfeiture restrictions or other restrictions issued pursuant to an award granted under the Metromile Option Plan (“Metromile Restricted Shares”)) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Treasury Shares and any other shares to be canceled pursuant to the terms of the Merger Agreement) will be canceled and converted into the right to receive the following:

(i)      if the calculation of the Cash Consideration results in a positive number (the “Minimum Cash Election Condition”) and the holder of such Metromile Common Share makes a proper and timely election to receive cash with respect to such Metromile Common Share (a “Cash Election”), which election has not been revoked (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Consideration”), except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the available Cash Consideration, then each Cash Electing Share will be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of Company Common Stock equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and

(ii)    if the holder of such Metromile Common Share makes a proper election to receive shares of Company Common Stock (a “Stock Election”), with respect to such Metromile Common Share, which election has not been revoked pursuant to terms of the Merger Agreement, or the holder of such share fails to make a Cash Election or Stock Election with respect to such Metromile Common Share, or if the Minimum Cash Election Condition is not satisfied, the Per Share Stock Consideration; provided however that each share of Company Common Stock issued in exchange for Metromile Restricted Shares shall be subject to the same terms and conditions giving rise to a substantial risk of forfeiture that applied to such Metromile Restricted Shares, immediately prior to the Effective Time to the extent consistent with the terms of the such Metromile Restricted Shares and each holder of Metromile Restricted Shares shall be deemed to have made a Stock Election with respect to such holder’s Metromile Restricted Shares.

(b)    each of the Metromile Common Shares issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares, Treasury Shares and other Metromile shares to be canceled pursuant to the Merger Agreement), but, for the avoidance of doubt, including Metromile Restricted Shares and the Metromile Common Shares resulting from the Metromile Preferred Stock Conversion), shall, by virtue of the Merger and upon the terms and subject to the conditions set forth therein, be canceled and automatically deemed for all purposes to represent the right to receive its allocable portion of the Aggregate Closing Merger Consideration, and each of the Metromile stockholders shall cease to have any other rights as a stockholder of Metromile with respect thereto. Notwithstanding anything else in the Merger Agreement, no certificates or scrip representing a fractional share of Metromile common stock will be issued to any of the Metromile stockholders in connection with payment of the Aggregate Closing Merger Consideration, and to the extent a fractional share of Company Common Stock is issuable as part of the Aggregate Closing Merger Consideration after aggregating all fractional shares of Company Common Stock that otherwise would be received by such Metromile stockholder, such fraction shall be rounded up to one whole share of Company Common Stock.

(c)      If at any time during the twenty-four (24) months following the Closing the closing share price of the Company Common Stock is greater than $15.00 over any twenty (20) trading days within any thirty (30) trading day period, a total of 10,000,000 newly issued shares of New Metromile (“Additional Shares”) will be payable to Metromile stockholders and holders of vested options (each such securityholder, an “Earnout Participant”) as of immediately prior to the Effective Time based on the proportion of each Earnout Participant’s aggregate number of (i) Metromile Shares held as of immediately prior to the Effective Time, excluding, for this purposes, any Metromile Restricted Shares, plus (ii) Vested RSU Equivalents calculated as of immediately prior to the Effective Time, as compared to the sum of (y)(i) Metromile Shares, excluding, for this purpose any Metromile Restricted Shares and (ii) all Vested RSU Equivalents held by all Earnout Participants in the aggregate as of immediately prior to the Effective Time (the “Pro Rata Share”).

(d)    each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Entity.

(e)     each Metromile Share owned by any subsidiary of Metromile and each Treasury Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f)     each option to purchase Metromile Common Shares that is vested and outstanding as of the Effective Time (“Vested Metromile Options”) will, automatically and without any required action on the part of any Metromile optionholder or beneficiary thereof, be converted into a number of vested restricted stock units denominated in shares of New Metromile Common Stock (each, a “ Parent Vested RSU”). The number of Parent Vested RSUs received by a holder of Vested Metromile Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price, rounded down to the nearest whole share. The Aggregate Option Spread will equal the product of (A) the excess, if any, of the (i) Per Share Merger Consideration Value over (ii) the exercise price of such Metromile Common Share, multiplied by (B) the number of Metromile Common Shares subject to such Vested Metromile Option. Each Parent Vested RSU shall entitle the holder thereof to receive one share of New Metromile Common Stock that shall be delivered, subject to any applicable tax or withholding obligations, as soon as practicable following the expiration of any applicable lockup period, but in no event later than December 31, 2021.

(g)    each option to purchase Metromile Common Shares that is unvested and outstanding immediately prior to the Effective Time (“Unvested Metromile Options”) will, automatically and without any required action on the part of any Metromile optionholder or beneficiary thereof, be converted into an option to purchase New Metromile Common Stock under the 2021 Plan (“Converted Options”). For each Converted Option, (i) the number of shares of New Metromile Common Stock subject to each such Converted Option shall equal the product (rounded down to the nearest whole share) of (A) the total number of Metromile Common Shares subject to such Unvested Metromile Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration and (ii) the exercise price per share of New Metromile Common Stock shall equal the quotient (with the result rounded up to the nearest whole cent) of (A) the exercise price per Metromile Common Share of such Unvested Metromile Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. Each such Converted Option shall be subject to the same terms and conditions, including the applicable vesting schedule, as applied to the corresponding Unvested Metromile Option immediately prior to the Effective Time.

(h)    Immediately prior to and contingent upon the consummation of the Merger, each Metromile warrant will either (a) automatically, and without any required action on the part of the holder of the Metromile warrant or beneficiary thereof, or (b) at the election of the holder of the Metromile warrant, be exercised into Metromile Common Shares in accordance with the terms of the warrant agreement amendment applicable to such warrant (each, a “Warrant Agreement Amendment”).

(i)     The following terms shall have the respective meanings ascribed to them below:

“Aggregate Closing Merger Consideration” means, together, the Cash Consideration and the Stock Consideration.

“Cash Consideration” means an amount of cash equal to (i) the funds remaining in the Trust Account following the redemption (if any) of shares of our common stock in connection with the offer and payment of transaction expenses and repaid indebtedness, plus (ii) the private placement proceeds, plus (iii) the amount of Cash as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date (excluding for the avoidance of doubt any restricted cash and any Cash included in the calculation of the Closing Net Working Capital Amount), minus (iv) $294,000,000; provided that under no circumstances shall the Cash Consideration be greater than $30,000,000 or less than $0.

“Metromile Common Shares” means the shares of common stock, par value $0.0001 per share, of Metromile.

“Metromile Preferred Shares” means Metromile Series A Convertible Preferred Stock, Metromile Series B Convertible Preferred Stock, Metromile Series C Convertible Preferred Stock, Metromile Junior Convertible Preferred Stock, Metromile Series D Convertible Preferred Stock, Metromile Series E Convertible Preferred Stock and Metromile E-1 Convertible Preferred Stock.

“Per Share Merger Consideration Value” means (i) Merger Consideration Value divided by (ii) the outstanding Metromile Shares.

“Per Share Stock Consideration” means a number of shares of our common stock equal to (a) the Per Share Merger Consideration Value, divided by (b) the Reference Price.

“Reference Price” means $10.00.

“Stock Consideration” means a number of shares of our common stock equal to the quotient of (a)(i) the Merger Consideration Value, minus (ii) the Cash Consideration, divided by (b) the Reference Price.

“Vested RSU Equivalents” means, with respect to each holder of Vested Metromile Options, as of the determination date, a number of Metromile Shares equal to such holder’s Aggregate Option Spread divided by the Per Share Merger Consideration Value, rounded down to the nearest whole share.

Metromile Dissenting Shares

Under Section 262 of the DGCL, Metromile stockholders who do not consent to the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” Metromile stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares.

Any Metromile stockholder wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to the Surviving Entity, and that stockholder must not submit a written consent approving the adoption of the Merger Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights.

Metromile Shares issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of the adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Metromile Shares in accordance with Section 262 of the DGCL (such Metromile Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Metromile Shares) shall not be converted into the right to receive a portion of the Merger Consideration, but instead shall be entitled to only receive payment of the appraised value of such Metromile Shares held by them in accordance with the provisions of Section 262 of DGCL.

Closing

At the Closing, the Company will deliver the (i) Cash Consideration and (ii) the number of shares of our common stock equal to the Stock Consideration to an exchange agent, as appointed by the Company pursuant to the Merger Agreement for the account and benefit of the Metromile stockholders.

Closing and Effective Time of the Merger

We expect to consummate the Merger no later than two (2) business days following the satisfaction or waiver of the conditions described below under the subsection entitled “— Conditions to Closing of the Merger.”

Conditions to Closing of the Merger

The Merger Agreement sets forth the various conditions which must be satisfied or waived prior to consummation of the Merger. We cannot provide assurance as to when or if all of the conditions to the Merger will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Mutual Conditions

The respective obligations of the Company and Merger Sub, on the one hand, and Metromile, on the other hand, to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of certain conditions, including principally the following:

•        No governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transactions illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the Transactions to be rescinded following the completion thereof.

•        The Company shall have received the requisite Company stockholder approval of the proposals contemplated by this proxy statement/prospectus, including approval of the Merger Agreement and the Merger.

•        Metromile shall have received the requisite Metromile stockholder approval of the transactions contemplated by the Merger Agreement, including the Merger Agreement and the Merger.

•        The Company and Metromile will have made the requisite filings under the HSR Act, if any, and the applicable waiting period and any extensions thereof shall have expired or been terminated.

•        The conditions in the subscription agreements to the obligations of the parties thereto to consummate the private placements will have been satisfied or waived in accordance with such subscription agreements.

•        This proxy statement/prospectus shall have become effective and no stop-order suspending the effectiveness of this proxy statement/prospectus shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the shares to be registered shall have been approved for listing on Nasdaq; subject to official notice of issuance.

•        As of the Closing, after consummation of the private placements, and after distribution of the remaining funds in the Trust Account to the Company (after deducting all amounts to be paid pursuant to the redemption of any shares of Company Common Stock, transaction expenses and repayment of certain indebtedness as specified in the Merger Agreement), the Company shall have cash on hand equal to or in excess of $199,000,000.

•        The Company shall have at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the exercise of the Company’s public stockholders’ redemption rights, if any, the PIPE Investment and the other transactions contemplated by the Merger Agreement to occur upon the Closing).

•        The Company shall have received (i) approval from the Delaware Insurance Commissioner of a Form A Filing and Pre-Acquisition Application pursuant to Delaware Insurance Code section 5003, or written confirmation from the Delaware Insurance Commissioner that no such application is required and (ii) approval from the California Insurance Commissioner of a Form A Filing and Pre-Acquisition Application pursuant to California Insurance Code section 1215.2, or written confirmation from the California Insurance Commissioner that no such application is required.

Conditions to the Company’s and Merger Sub’s Obligations

The obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by the Company and Merger Sub), at or prior to the Closing, of certain conditions, including principally the following:

•        Each of Metromile’s representations and warranties contained in (a) the sections of the Merger Agreement titled (i) Organization and Qualification; Subsidiaries, (ii) Authority; Board Approval and (iii) Brokers (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein), shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (b) the section of the Merger Agreement titled Capitalization (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (c) each of Metromile’s other representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined in the subsection entitled “— Material Adverse Effect” below).

•        Metromile shall have performed or complied in all material respects with all agreements, covenants and conditions that Metromile is required to perform or comply with under the Merger Agreement on or prior to the Closing Date.

•        No Material Adverse Effect shall have occurred and be continuing (as defined in the subsection entitled “— Material Adverse Effect” below).

•        Metromile shall have delivered a certificate, dated as of the Closing Date and signed by an authorized representative of Metromile, that each of the conditions set forth in this section have been satisfied.

•        Metromile shall have delivered true and correct copies of the certification of incorporation for each Metromile entity, bylaws or operating agreements of each Metromile entity and resolutions of Metromile’s board of directors authorizing and approving the Merger Agreement and any ancillary agreements thereto.

•        The repaid indebtedness will have been repaid in full.

•        Each of the management agreements will have been terminated.

•        Each of the Warrant Agreement Amendments shall remain in full force and effect and the parties thereto shall be in compliance with the terms and conditions in all material respects.

•        Metromile shall have delivered to the Company duly executed counterpart signature pages of the applicable stockholders to the Registration Rights Agreement.

•        Metromile shall have delivered to the Company duly executed counterpart signature pages of the applicable stockholders to the Lock-Up Agreement.

•        Metromile shall have delivered to the Company a certificate on behalf of Metromile prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Metromile is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Conditions to Metromile’s Obligations

The obligations of Metromile to consummate the Merger are subject to the satisfaction (or waiver by Metromile to the extent permitted by applicable law), at or prior to the Closing, of certain conditions, including principally the following:

•        Each of the Company’s and Merger Sub’s representations and warranties contained in (a) the sections of the Merger Agreement titled (i) Organization, (ii) Authorization and (iii) Brokers (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Company Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (b) the section of the Merger Agreement titled Capitalization (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Company Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (c) each of the Company’s and Merger Sub’s other representations and warranties (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Company Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Company Material Adverse Effect (as defined in the subsection entitled “— Material Adverse Effect” below).

•        The Company and Merger Sub shall have performed or complied in all material respects with all agreements, covenants and conditions that the Company and Merger Sub are respectively required to perform or comply with under the Merger Agreement on or prior to the Closing Date.

•        No Company Material Adverse Effect shall have occurred and be continuing (as defined in the subsection entitled “— Material Adverse Effect” below).

•        The Company and Merger Sub shall have delivered a certificate, dated as of the Closing Date and signed by an authorized officer of each of Parent and Merger Sub, that each of the conditions set forth in this section have been satisfied.

•        The Company shall have delivered true and correct copies of the certification of incorporation for the Company and Merger Sub, bylaws or operating agreements of each of the Company and Merger Sub and resolutions of the board of directors of each of the Company and Merger Sub authorizing and approving the Merger Agreement and any ancillary agreements thereto.

•        As of the Closing, non-continuing members of the Company Board and Company officers will have executed written resignations.

•        The Company will have delivered to Metromile signature pages to the Registration Rights Agreement.

•        The cancellation and vesting agreement will remain in full force and effect, and the parties thereto will be in compliance in all material respects.

Material Adverse Effect

Under the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, results of operations, financial condition, liabilities, operations or assets of Metromile and its subsidiaries or (ii) the ability of Metromile to consummate the Transactions on a timely basis; provided, however, that “Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) general economic or political conditions or conditions generally affecting the capital, credit or financial markets; (ii) conditions generally affecting the industries in which Metromile and its subsidiaries operate; (iii) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof, (iv) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), (v) any failure of Metromile and its subsidiaries to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (vi) any action required or permitted by the Merger Agreement, or any action taken (or not taken) with the written consent of or at the request of the Company or Merger Sub or any of their respective affiliates; (vii) any changes in applicable Laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of the Merger Agreement; or (viii) the public announcement, pendency or completion of the Transactions; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii) and (vi) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Metromile compared to other participants in the industries in which Metromile and its subsidiaries conducts their businesses.

With respect to the Company, the term “Company Material Adverse Effect” as used in the Merger Agreement means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of the Company or Merger Sub, or (b) the ability of the Company or Merger Sub to consummate the Transactions; provided, however, that “Company Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) general economic or political conditions or conditions generally affecting the capital, credit or financial markets; (ii) conditions generally affecting the industries in which the Company or Merger Sub operate; (iii) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (iv) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic); (v) any failure of the Company or Merger Sub to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vi) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of the Company and/or its subsidiaries or any of their respective affiliates; (vii) any changes in applicable laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of the Merger Agreement; or (viii) the public announcement, pendency or completion of the Transactions; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii) and (vii) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company or Merger Sub as compared to other similarly situated companies.

Representations and Warranties

The Merger Agreement contains customary representations, warranties and covenants of (i) Metromile and (ii) the Company and Merger Sub, in each case relating to, among other things, their ability to enter into the Merger Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement.

The Merger Agreement contains representations and warranties made my Metromile to the Company and Merger Sub relating to a number of matters, including the following:

•        Organization and qualification to do business, subsidiaries;

•        Authority to enter into the Merger Agreement and Board approval;

•        No conflicts and required filings and consents;

•        Capitalization;

•        Financial statements;

•        Undisclosed liabilities;

•        Absence of certain changes or events;

•        Title and leased real property;

•        Conditions of assets;

•        Intellectual property;

•        Privacy and data security;

•        Software and IT;

•        Contracts;

•        Litigation;

•        Compliance with laws and permits;

•        Environmental matters;

•        Employee benefit matters;

•        Taxes;

•        Employee relations;

•        Transactions with related parties;

•        Insurance;

•        Brokers;

•        Employment contracts;

•        Power of attorney;

•        Company Common Stock;

•        Information supplied;

•        Insurance companies;

•        No other representations and warranties; and

•        No reliance.

The Merger Agreement contains representations and warranties made by the Company and Merger Sub to Metromile relating to a number of matters, including the following:

•        Organization;

•        Authorization;

•        No conflict;

•        Consents;

•        Brokers;

•        SEC filings and financial statements;

•        Capitalization;

•        Litigation;

•        Compliance with laws;

•        Nasdaq listing;

•        Reporting company;

•        Investment company;

•        Pro forma capitalization of Company;

•        Transactions with related parties;

•        Trust Account;

•        Information supplied;

•        Business activities;

•        Application of takeover protections;

•        Stock Consideration;

•        Taxes;

•        Employees;

•        CFIUS foreign person status;

•        No other representations and warranties; and

•        No reliance.

Covenants of the Parties

Conduct of Business Prior to the Merger

Metromile has agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, subject to certain exceptions or unless we provide our prior written consent, Metromile will (i) use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and in a manner consistent with past practice other than due to any COVID-19 measures and (ii) use commercially reasonable efforts to preserve its properties, business, operations, organization, goodwill and relationships with suppliers, customers, agents, lenders, regulators and other material business relationships and maintain all insurance policies of Metromile or substitutes therefor.

The Company and Merger Sub have agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, subject to certain exceptions or unless Metromile provides its prior written consent, they will use commercially reasonable efforts to conduct and operate the business of the Company and Merger Sub in the ordinary course and in a manner consistent with past practice.

Additional Metromile Covenants

The Merger Agreement contains additional customary covenants of Metromile. Metromile has agreed that from the date of the Merger Agreement until the earlier of the Closing Date or the termination of the Merger Agreement, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of the Company (which may not be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change the organizational documents of Metromile or its subsidiaries;

•        issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of Metromile, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of Metromile; provided that the exercise or settlement of any options to purchase Metromile Common Shares in the ordinary course of business or otherwise contemplated by the Merger Agreement shall not require the consent of the Company; or (B) any material assets of Metromile;

•        acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other person;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•        (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof; or (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets except, with respect to this clause (B), the incurrence of indebtedness for borrowed money as disclosed in Metromile’s disclosure schedules;

•        (A) grant any material increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant (subject to certain exceptions), (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, except as may be required by law, (E) hire any new employee whose individual annual base compensation shall exceed $275,000, except that in each case Metromile may (1) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any benefit plan or other employment or consulting agreement in effect on the date of the Merger Agreement, (2) change the title of its employees in the ordinary course of business, (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of the Merger Agreement, and (4) enter into the retention agreements with executive officers, key employees or directors;

•        other than as required by law or pursuant to the terms of an agreement entered into prior to the date of the Merger Agreement, grant any severance or termination pay to, any employee, director or officer other than in the ordinary course of business;

•        adopt, amend or terminate any material benefit plan or any employee benefit plan that would be a benefit plan if in effect as of the date hereof except as may be required by applicable law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

•        make any material tax election, amend a material tax return, or settle or compromise any material United States federal, state, local or non-United States income tax liability;

•        materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the rights of Metromile or its subsidiaries thereunder, except in accordance with the terms of such material contract in the ordinary course of business;

•        intentionally permit any material item of Metromile’s intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Metromile’s intellectual property;

•        waive, release, assign, settle or compromise any legal proceedings other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $500,000 in the aggregate;

•        enter into, amend, modify or terminate or waive, assign or transfer any rights under any lease;

•        acquire or dispose of any interest in real property or fail to exercise any rights of renewal under any lease that by its terms would otherwise expire;

•        enter into any new line of business outside of the business currently conducted by Metromile and its subsidiaries as of the date of the Merger Agreement;

•        make any material change in Metromile or its subsidiaries’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

•        make any material change in any method of accounting or accounting practice of Metromile or its subsidiaries, except as required by GAAP, securities laws and regulations or PCAOB standards, or as otherwise disclosed in the notes to the financial statements;

•        make any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

•        authorize the imposition of any material encumbrance (other than any permitted encumbrance) upon any of Metromile or its subsidiaries’ properties, capital stock or assets, tangible or intangible;

•        authorize material damage, destruction or loss (whether or not covered by insurance) to its property, or any material capital expenditures in excess of budgeted amounts;

•        fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Metromile or its subsidiaries (other than the Transactions); or

•        enter into any formal or informal agreement or otherwise make a commitment, in each case, to do any of the foregoing described above.

Additional Company Covenants

The Merger Agreement contains additional customary covenants of the Company. The Company has agreed that from the date of the Merger Agreement until the earlier of the Closing Date or the termination of the Merger Agreement, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Metromile (which may not be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change the organizational documents of the Company or Merger Sub or form any subsidiary of the Company other than Merger Sub, other than to effectuate the Company Charter Amendments;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Account that are required pursuant to the organizational documents of the Company;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Company Common Stock or Company warrants except for redemptions from the Trust Account that are required pursuant to the organizational documents of the Company;

•        issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of the Company or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of the Company or Merger Sub, except (i) in connection with conversion of the Company Class B Common Stock pursuant to the organizational documents of the Company or (ii) in connection with the Transactions (including the transactions contemplated by the subscription agreements relating to the PIPE Investment);

•        acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

•        incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another person or persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;

•        make any material tax election, amend a material tax return, or settle or compromise any material United States federal, state, local or non-United States income tax liability;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date hereof, as agreed to by its independent accountants;

•        liquidate, dissolve, reorganize or otherwise wind up the business and operations of the Company or Merger Sub;

•        amend the Trust Agreement or any other agreement related to the Trust Account; or

•        other than as set forth in the Company’s Certificate of Incorporation, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

The Merger Agreement contains additional customary covenants of the Company including covenants relating to: preparation, filing and distribution of this proxy statement/prospectus; the stockholders’ meeting; preparing and filing any other filings required under the Exchange Act, Securities Act or any other laws relating to the transactions contemplated by the Merger Agreement; the trust account, the PIPE Investment and the related subscription agreements, the Equity Incentive Plan; maintaining the Company’s Nasdaq listing; and adopting board resolutions to cause acquisitions of the common stock pursuant to the Merger by director or officers of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. See the section entitled “Management Following the Merger” for additional information relating to the officers of the combined company following the Merger.

Additional Mutual Covenants

The Merger Agreement contains additional customary mutual covenants of the parties relating to, among other things, the preparation and delivery of this proxy statement/prospectus; preparation and filing of any submissions under the HSR Act; the procurement of approvals from governmental authorities necessary for the consummation of the transactions contemplated by the Merger Agreement; responding to inquiries from and corresponding with governmental authorities; the procurement of applicable third-party consents and the satisfaction of other closing conditions; public announcements with respect to the Merger and the other transactions contemplated by the Merger Agreement; the filing of a Form 8-K and issuance of a press release relating to the Closing and related transactions; and negotiating and entering into executive employment agreements with certain Metromile executives.

Termination

The Merger Agreement may be terminated at any time prior to the Closing Date:

•        By mutual written consent of the Company and Metromile.

•        By the Company or Metromile, if the closing has not occurred on or before May 1, 2021 (the “Outside Date”), provided, however that the right to terminate the Merger Agreement if the closing has not occurred on or before the Outside Date shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before the Outside Date.

•        By the Company or Metromile, if any governmental authority enacts, issues, promulgates, enforces or enters any law that has become final and non-appealable, and which permanently restrains, enjoins or prohibits the Transactions, including the Merger.

•        By the Company or Metromile, if the requisite Company stockholder approval of the proposals contemplated by this proxy statement/prospectus, including adoption of the Merger Agreement and approval of the Merger, is not obtained by the Outside Date.

•        By the Company, at any time on or after the date that is ten (10) business days following the date the Company receives, and notifies Metromile of the Company’s receipt of, SEC approval and effectiveness of this proxy statement/prospectus, if Metromile does not deliver to the Company the written consent of the Metromile stockholders approving the Merger and the Merger Agreement.

•        By Metromile, if the requisite Metromile stockholder approval of the transactions contemplated by the Merger Agreement, including the Merger Agreement and the Merger, is not obtained by the Outside Date.

•        By the Company, if neither it nor Merger Sub is in material breach of their obligations under the Merger Agreement and if (i) at any time any of the representations and warranties of any Metromile entity contained in the Merger Agreement become untrue or inaccurate such that conditions to closing in respect thereof cannot be satisfied; or (ii) there has been a breach on the part of Metromile and/or its subsidiaries of any of its covenants or agreements contained in the Merger Agreement such that conditions to closing in respect thereof could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to Metromile and (y) the Outside Date.

•        By the Company, if the audited financial statements are not delivered to the Company within fifteen (15) business days after the date of the Merger Agreement.

•        By the Company, if the Stockholder Support Agreements (as discussed below) are not delivered to the Company within ten (10) business days after the date of the Merger Agreement.

•        By Metromile, if neither Metromile nor any of its subsidiaries is in material breach of its obligations under the Merger Agreement and if (i) at any time any of the representations and warranties of the Company and Merger Sub contained in the Merger Agreement become untrue or inaccurate such that conditions to closing in respect thereof could not be satisfied; or (ii) there has been a breach on the part of the Company and Merger Sub of any of their covenants or agreements contained in the Merger Agreement such that conditions to closing in respect thereof could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to the Company and (y) the Outside Date.

Effect of Termination

If the Merger Agreement is terminated, all further rights and obligations of the parties under the Merger Agreement will terminate and become void and of no force and effect, except that the parties will, in all events, remain bound by and continue to be subject to the provisions of the Merger Agreement relating to the trust account, termination and waiver, and survival, notices, annexes, exhibits and schedules (to the extent they are incorporated in and made a part of the Merger Agreement), computation of time, expenses, governing law, assignment, successors and assigns, no third-party rights, counterparts, titles and headings, entire agreement, severability, specific performance, waiver of jury trial, amendments, legal representation, no recourse, and disclosure letters and exhibits; provided, that such termination will have no effect on any liability of any party for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, each party to the Merger Agreement must pay its own expenses incident to the Merger Agreement and the transactions contemplated therein; provided that if the Merger and Closing occurs the Company and the Surviving Entity will be responsible for and will pay at or after the Closing all of the Company’s and Metromile’s transaction expenses.

Amendments

The Merger Agreement may be amended at any time prior to the effective time of the Merger by an instrument in writing signed on behalf of the Company, Merger Sub and Metromile; provided, however, that after the Merger Agreement is approved by the Company’s stockholders as contemplated by this proxy statement/prospectus, no amendment or waiver is permitted that, pursuant to applicable law, would require further approval of the Company’s stockholders unless such approval is obtained. On January 12, 2021, the Company, Merger Sub and Metromile entered into the Amendment to the Merger Agreement (the “Amendment”) which is included as an exhibit to this proxy statement/prospectus.

Appraisal Rights

Pursuant to the Merger Agreement, Metromile is required to prepare and mail a notice (the “Stockholder Notice”) to every Metromile stockholder that did not execute the written consent approving the Merger (the “Written Consent”). The Stockholder Notice shall (i) be a statement to the effect that Metromile’s board of directors unanimously determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Metromile stockholders and unanimously approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) provide the Metromile stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in accordance with Section 228(e) of the DGCL and the bylaws of Metromile and (iii) notify such Metromile stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice will be accompanied by a copy of Section 262 of the DGCL and all such other information as the Company shall reasonably request, and shall be sufficient in form and substance to start the twenty (20) day period during which a stockholder must demand appraisal of such stockholder’s Metromile shares as contemplated by Section 262(d)(2) of the DGCL.

Tax Consequences

For U.S. federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to the Merger Agreement have adopted the Merger Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the U.S. Treasury Regulations.

For a description of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Survival and Indemnification

The Merger Agreement does not provide for contractual indemnification rights for breaches of the representations, warranties and covenants contained in the Merger Agreement, which representations, warranties and covenants will not survive the Closing (see the subsection entitled “— Effect of Termination” above). There are no remedies available for any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing, and we will have no recourse.

Additional Agreements

Registration Rights Agreement

At the Closing, the Company will enter into the Amended and Restated Registration Rights Agreement with certain stockholders of the Company and certain former stockholders of Metromile with respect to the shares of our common stock that will be issued and outstanding following the transactions. The Registration Rights Agreement will require the Company to, among other things, file a resale shelf registration statement on behalf of such stockholders promptly after the Closing. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to such stockholders, subject to customary underwriter cutbacks and issuer blackout periods. The Company will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Stockholder Support Agreement

Following the execution and delivery of the Merger Agreement, on November 24, 2020, stockholders of Metromile holding at least a majority of the Metromile Common Shares and Metromile Preferred Shares, voting together as a single class and at least sixty percent (60%) of the Metromile Preferred Shares that can vote, voting together as a single class, executed and delivered to the Company the Stockholder Support Agreements, pursuant to which, among other things, such persons have agreed to, among other things, within twenty-four hours of the Company’s registration statement on Form S-4 being declared effective, vote all of the securities of Metromile beneficially owned or held by such stockholder (their “Metromile Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the Transactions; (ii) against any action, proposal or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of

Metromile under the Merger Agreement; (iii) against any action, proposal or agreement that would impede, frustrate, prevent or nullify any provision of the Stockholder Support Agreement, the Merger Agreement or the Merger; and (iv) against any alternative acquisition proposal or transaction.

The Stockholder Support Agreement generally prohibits the stockholders party thereto from transferring, or permitting to exist any liens on, their Metromile Voting Shares prior to the consummation of the Merger, other than to certain permitted transferees who become party to, and bound by, the Stockholder Support Agreement. The Stockholder Support Agreement will automatically terminate upon the first to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms.

Sponsor Support Agreement

Following the execution and delivery of the Merger Agreement, on November 24, 2020, our Sponsors, each of the Company’s officers and directors, the Company and Metromile entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which our Sponsors and each of our officers and directors agreed to, among other things, vote all of the securities of the Company beneficially owned or held by them (its “Company Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the Transactions; (ii) against any action, proposal, transaction or agreement which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or Merger Sub under the Merger Agreement; (iii) against (x) any amendment of the organizational documents of the Company; (y) any change in the Company’s corporate structure or business; or (z) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of the Company’s closing conditions or obligations under the Merger Agreement not being satisfied; and (iv) against any alternative acquisition proposal or transaction.

The Sponsor Support Agreement generally prohibits the stockholders party thereto from transferring, or permitting to exist any liens on, their Company Voting Shares prior to the consummation of the Merger, other than to certain permitted transferees who become party to, and bound by, the Sponsor Support Agreement. The Sponsor Support Agreement will automatically terminate upon the first to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company and certain Metromile stockholders entered into a lock-up agreement (the “Lock-Up Agreement”) providing for certain restrictions on transfer applicable to the shares issued in connection with the Merger. Generally, the Lock-Up Agreement prohibits, until the six month anniversary of the closing of the Merger, the Metromile stockholders from (i) selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase or otherwise disposing of or agreeing to dispose of, directly or indirectly, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to the Merger Consideration, (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of Merger Consideration, whether any such transaction is to be settled by delivery of Merger Consideration or other securities, in cash or otherwise, or (iii) publicly announcing any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii), subject to certain limited exceptions set forth in the Lock-Up Agreement.

Directors’ and Officers’ Insurance

Prior to the Closing, Metromile will obtain, in consultation with the Company, a post-merger officers’ and directors’ liability insurance policy with a claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions).

Background of the Merger

The terms of the Merger Agreement are the result of negotiations between our representatives and Metromile. The following is a brief description of the background of these negotiations and related transactions.

In September 2020, we consummated our IPO and concurrent private placement. Of the proceeds from the IPO and private placement, $230,000,000 was placed in a trust account established for the benefit of our public stockholders at JP Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee. Except for the withdrawal of interest to pay taxes (or dissolution expenses if a business combination is not consummated), none of the funds held in the trust account will be released until the earlier of (i) the completion of the Company’s initial business combination, (ii) the redemption of the Company’s public shares if it is unable to consummate a business combination within 18 months from the completion of the IPO, or (iii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Amended and Restated Certificate to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if it does not complete its initial business combination within 18 months from the completion of the IPO. The trust proceeds are invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.

After our IPO, our management team commenced an active search for prospective businesses and/or assets to acquire in our initial business combination. Our board and management have extensive experience in the financial services, fintech and insurance industries, as well as with operational management, and investment and financial analysis. As such, the members of our board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a merger partner. See the section entitled “Information About the Company — Management” for additional information regarding the experience of our board of directors and management team.

We initially focused our efforts on identifying businesses providing insurance or insurance related services, broadly defined, and with a particular focus on technology companies within that industry, although we were not required to limit our activities to any particular industry. In the evaluation of business combination partners, our board and management team considered a wide variety of complex factors. Our board of directors did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria we used in evaluating prospective business transaction opportunities included:

•        Potential to leverage our operational expertise.

•        Significant opportunities for profitable growth.

•        Ability to generate fee income.

•        Strong, experienced management teams.

•        Significant potential benefits to transition to a public company.

Our management team employed various strategies in an effort to identify an appropriate target company, including:

•        Contacting investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and other members of the financial community and corporate executives.

•        Contacting investment banks that might be working with companies looking for exits or funding.

•        Contacting private equity and venture capital investment firms that might have portfolio companies they are looking to exit.

•        Caucusing our officers and directors, as well as their affiliates, for target business candidates of which they become aware through their contacts.

•        Conducting Internet research and following companies that provide insurance or insurance related services to find companies that might be looking for funding or a sale.

Prior to the consummation of the Company’s IPO, neither the Company, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with the Company.

From the date of the Company’s IPO through the signing of the Merger Agreement with Metromile, Daniel Cohen, the Chairman of the Company’s board of directors, John Butler, the Company’s Chief Executive Officer and President, and Amanda Abrams, Jeffrey Blomstrom, Shami Patel and Dan Long, advisors to the Company, reviewed target companies identified by representatives of the Company and the Company’s financial advisors. Representatives of the Company also contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of the Company considered and evaluated over 25 potential acquisition targets, primarily in the insurance space, and evaluated illustrative transaction structures to effect a potential business combination with six of these potential acquisition targets. The Company signed seven non-disclosure agreements during the process, which contained customary terms regarding protections of confidentiality but did not impose conditions of exclusivity or other similarly restrictive provisions. In connection with such evaluation, representatives of the Company had discussions regarding potential transaction structures with the members of management and/or the boards of directors of four of these potential acquisition targets. From the date of the IPO through November 20, 2020, representatives of the Company executed and submitted non-binding letters of intent to two potential acquisition targets (exclusive of Metromile). The Company did not further pursue a potential transaction with one of these targets because the target notified the Company that it had decided to pursue an alternative transaction. The Company did pursue a transaction with the other target, a financial services company, which we refer to as Target A.

On September 11, 2020, the Company signed an NDA with Target A, and from mid-September through mid-November, representatives of the Company engaged with members of management of Target A relating to a potential business combination with the Company. During this time, representatives of the Company reviewed Target A’s financials, projections for 2020-2022 and business plan, and discussed various business diligence topics with Target A management. The Company provided a non-exclusive letter of intent to Target A and the parties engaged in extensive negotiations of the letter of intent. The letter of intent was executed, but within a few days of signing, the Company and Target A had further discussions and decided to halt the business combination discussions so that each party could pursue alternative transactions.

On September 18, 2020, George Arison, the founder and chief executive officer of Shift Technologies, Inc., introduced Daniel Cohen to Metromile’s business and offered to make an introduction to the senior management of Metromile.

On Sept 24, 2020, David Friedberg and Dan Preston of Metromile made a presentation that detailed Metromile’s technology, business model, and future growth prospects to Ms. Abrams and Messrs. Cohen and Butler.

On October 8, 2020, the Company and Metromile executed a confidentiality agreement, on customary terms restricting the Company’s use and disclosure of information with respect to Metromile for a specified term, with such information required to be returned or destroyed upon termination thereof and without otherwise restricting the Company’s activities through a standstill, non-solicitation or any similar provision.

During the week of October 5, 2020, Daniel Cohen travelled to San Francisco, CA and met Metromile’s senior management in person to further discuss the business and growth prospects of Metromile.

On October 8, 2020 the Company was granted access to Metromile’s data room by J.P. Morgan’s M&A Advisory group, financial advisor to Metromile, and began reviewing materials and financial models. From October 8 through October 13, 2020, members of the Company’s team, based on the materials provided by Metromile and conversations with analysts covering insurance and insurtech companies, developed a framework for valuing insurtech companies, including Mertromile.

On October 13, 2020 Ms. Abrams and Mr. Cohen had a phone call with Messrs. Friedberg and Preston to broadly discuss the parameters around a potential transaction.

On October 15, 2020 the Company discussed Metromile’s projections, comparable companies and key valuation metrics, including direct premiums written, revenue and adjusted gross profit, with J.P. Morgan’s M&A Advisory group.

On October 16, 2020 Mr. Cohen, Ms. Abrams, and Mr. Blomstrom, a senior consultant to the Company, discussed the financial model and a prospective transaction capital structure and prepared a letter of intent.

On October 17, 2020 the Company submitted an initial letter of intent to Metromile. The letter proposed a transaction that valued Metromile at $1.2 billion on a cash free, debt free basis and anticipated a $200.0 million PIPE investment. Such valuation represented a multiple of approximately 8.44x of 2021 projected insurance revenue and 4.66x of 2022 projected insurance revenue. The letter also spelled out a minimum cash condition whereby the balance of the proceeds from the Company’s trust account plus the PIPE proceeds less transaction expenses and certain Metromile debt to be repaid would be no less than $200.0 million. The letter of intent proposed a seven member board of directors for Metromile following the transaction, with one of the members to be Dan Preston, as chief executive officer. Also included within this letter was a proposal that the Company have the right to appoint a board member to the Metromile board following a successful merger of the Company and Metromile. In the subsequent iterations of the letter of intent, Metromile never voiced an objection to this provision.

From October 18- October 20, 2020 the Company had various calls with Metromile and J.P. Morgan’s M&A Advisory group to negotiate the letter of intent. The focus of those negotiations centered around (i) the amount of secondary proceeds that would flow to current Metromile shareholders and (ii) the lock-up, forfeiture, and re-structure of the Company’s founder shares.

On October 21, 2020 Metromile and the Company agreed to (i) a restructuring of the founder’s shares whereby, in connection with a transaction, the sponsor group would forfeit 15% of its original founder shares and subject certain tranches of the remaining founders shares to lockups that would remain until the stock of Metromile post-merger had exceeded $15.00, for one tranche, and $17.00, for another tranche, for any 20 days within a 30 day trading period. and (ii) a transaction structure that gave preference to the target post-merger cash position of Metromile versus the target cash consideration to be paid out to the pre-merger shareholders of the Company. After making such adjustments to the letter, the parties executed the letter of intent. Also on October 21, 2020, an organizational call was held between Metromile management, the Company’s deal team, and J.P. Morgan’s M&A Advisory group to discuss required next steps for the transaction including diligence and transaction timelines.

On October 22, 2020, Daniel Cohen, Mr. Butler, and Ms. Abrams were introduced to representatives of J.P. Morgan’s Equity Capital Markets group as one of the prospective placement agents for the PIPE.

On October 23, 2020 Mr. Butler, Ms. Abrams, and Mr. Preston had a phone call to discuss the regulatory approval process of the merger.

On October 24, 2020 Metromile introduced bankers from Allen & Company to Daniel Cohen as one of the prospective placement agents for the PIPE.

Also on October 25, 2020, various representatives of the Company, Metromile, J.P. Morgan’s M&A Advisory group, and J.P. Morgan’s Equity Capital Markets group met to discuss the confidential investor marketing material and to prepare the management presentation for the potential PIPE Investment. From October 25-October 30, 2020, the parties met on several occasions to review and refine the confidential investor marketing material and the management presentation for the PIPE Investment.

Also on October 25, 2020, the Company engaged Steffen Frederiksen as an outside consultant to assist the Company in assessing and diligencing Metromile’s technology platform. Mr. Frederiksen’s agreed to work with the Company to produce a report that assessed Metromile’s technology platform, technical organization, product development, security and technical maintenance capabilities, and identified gaps and potential areas of improvement in the overall technical infrastructure of Metromile.

On the morning of October 26, 2020, various Company representatives, including Mr. Butler, Ms. Abrams, Mr. Blomstrom, Shami Patel, Dan Long, and Greg Reisner met with Metromile representatives to diligence the sales and marketing divisions of Metromile. Metromile attendees included Mr. Preston, Mark Gundacker (Chief People Officer and Chief of Staff), Lindsay Alexovich (Chief Accounting Officer), Cynthia Liu (VP, Head of Legal), Jesse McKendry (VP, Insurance), Becky Gonzalez (VP, Strategic Finance), Jim Huscroft (VP, Claims), Paw Andersen (Chief Technology Officer), and Brandon Lloyd (Group Product Manager).

On the afternoon of October 26, 2020, various Company representatives, including Mr. Butler, Mr. Long, Mr. Reisner, and Mr. Frederiksen met with Metromile representatives to diligence the technology platform of Metromile. Metromile attendees included Mr. Preston, Mark Gundacker, Paw Andersen, and Amrish Singh.

On October 27, 2020, various Company representatives, including Mr. Butler, Ms. Abrams, Mr. Blomstrom, Mr. Patel, Mr. Long, and Mr. Reisner met with Metromile representatives to conduct diligence around the finance and marketing divisions. Metromile attendees included Mr. Preston, Lindsay Alexovich, and Becky Gonzalez.

On October 29, 2020, Mr. Butler, Mr. Reisner, and Mr. Bauer conducted a diligence phone call with one of Metromile’s largest software customers.

On October 31, 2020 Cooley LLP provided a draft of the merger agreement to Ledgewood, the Company’s counsel.

On October 31, 2020, Mr. Friedberg and Mr. Preston and Mr. Cohen recorded the management presentation so that it could be circulated to prospective PIPE investors.

Between October 30-November 3, 2020, the Company negotiated and executed engagement letters for the PIPE private placement with J.P. Morgan’s Equity Capital Markets group, Wells Fargo, and Allen & Company, none of which had previously provided any services to the Company. All compensation payable pursuant to the engagement letters is contingent upon the closing of the Merger. Throughout the process, the placement agents provided assistance to the Company and its management team, with respect to the PIPE Investment, but did not prepare any formal written reports or presentations for our management or board.

On November 3 and November 4, 2020, the Company discussed Metromile’s valuation and its comparison to public peers with representatives from J.P. Morgan’s M&A Advisory group, and J.P. Morgan’s Equity Capital Markets group, Wells Fargo, Allen & Company and Metromile. The discussions included a review of key metrics of Metromile as compared to its peers and why certain metrics were not particularly useful given the difference in business models between Metromile and some of the public comparisons. After two days of studying the metrics and the current comparable companies, the Company decided to launch the PIPE process with the valuation that had been negotiated in the letter of intent.

On November 4, 2020, Metromile and the Company began conducting one-on-one meetings with potential PIPE investors.

On November 6, 2020, the Company and Metromile signed an amendment to the LOI whereby, among other things, Metromile agreed that it would not initiate, solicit, entertain, negotiate, accept, or discuss any alternative business combinations, or any issuances of a majority of Metromile’s or its subsidiaries capital stock.

On November 7, 2020, Mr. Frederiksen issued his technology diligence report which stated that, among other things: (i) the Metromile auto technology platform provides a flexible and scalable platform that will accommodate significant growth as well as expansion into new business areas, and (ii) the technical organization of Metromile is clearly capable of developing enterprise quality software for the auto insurance industry.

From November 1, 2020 through November 8, 2020, representatives of the Company reviewed and discussed with representatives of Ledgewood, counsel to the Company, various provisions of the merger agreement. These discussions focused on merger consideration mechanics, Metromile indebtedness, scope of the proposed representations and warranties and interim operating covenants and required closing conditions.

On November 9, 2020, Ledgewood returned a revised copy of the merger agreement to Cooley LLP. From November 9 through November 23, 2020, the parties continued negotiating the definitive transaction documentation.

On November 9, 2020, the Company convened a meeting of its board of directors to discuss the potential Metromile transaction and the prospective timeline. In attendance were all members of the board of directors, Mr, Butler and Ms. Abrams. Mr. Cohen and Mr. Butler presented an overview of Metromile and the potential transaction and utilized the slide show that had been developed for the PIPE Investment. Ms. Abrams reviewed the proposed transaction structure. The board asked questions of management and engaged in discussions regarding the business model and growth prospects and transaction timeline.

On November 13, 2020, Ms. Abrams and Mr. Blomstrom had a phone call with Mr. Kauffman to discuss various ancillary agreements to the merger agreement, including the sponsor share cancellation agreement, the amended and restated registration rights agreement, and the lock-up agreement. Ledgewood subsequently provided Cooley LLP with drafts of these agreements. Cooley LLP separately provided an initial draft of the disclosure schedules to the merger agreement to Ledgewood.

On November 14, 2020, Cooley LLP provided a revised draft of the merger agreement to Ledgewood and an initial draft of the stockholder support agreement.

On November 15, 2020, Ms. Abrams spoke with Mr. Friedberg regarding nominees to the board of directors and executive equity compensation grants at closing. Mr. Friedberg noted that nominees had not yet been identified to fill all board seats and inquired if the company could assist in identifying potential board members with appropriate audit committee experience and perhaps assisting in locating a board member with marketing expertise. Ms. Abrams agreed. Ms. Abrams and Mr. Friedberg also discussed (i) the evergreen provision in the employee equity compensation plan and the employee stock purchase plan and (ii) structuring the incentive grants to Mr. Preston and Mr. Friedberg under the equity compensation plan as RSUs versus options. Ms. Abrams indicated that if RSUs were granted, they would anticipate some form of performance-based vesting apply to the grants.

Separately, Ms. Abrams and Mr. Blomstrom discussed the revised merger agreement with Mr. Kauffman of Ledgewood.

On November 16, 2020, Ledgewood and Cooley LLP had a phone call to discuss the open points in the merger agreement.

On November 17, 2020, Ledgewood provided a revised draft of the merger agreement to Cooley LLP.

On November 19, 2020, Mr. Cohen, Ms. Abrams, and Mr. Butler convened a meeting with Mr. Friedberg, Mr. Preston, and representatives from J.P. Morgan’s M&A Advisory group, J.P. Morgan’s Equity Capital Markets group, Wells Fargo, and Allen & Company to discuss valuation and peer comps. After much discussion, focused on the various market conditions, including a material decline in valuations of various public market comparables, it was decided that the proposed transaction would be re-structured to effectuate a $956.0 million pro forma enterprise value, based on a multiple of 21.5x 2022 estimated contribution profit and 15.9x of 2022 estimated adjusted gross profit. As part of the revaluation and restructuring, 10,000,000 earn-out shares were agreed to be issued in the future if Metromile’s stock price trades at or above a certain price for an agreed upon amount of time, the PIPE target was decreased from $200.0 million to $150.0 million and secondary proceeds were reduced from $80.0 million to $30.0 million.

Separately on November 19, 2020, Mr. Blomstrom spoke with Ms. Alexovich regarding the valuation adjustment mechanism in the merger agreement as it related to net working capital at closing.

On November 20, 2020, Ms. Abrams, Mr. Blomstrom, and Mr. Butler participated in a phone call with Metromile and representatives from ICR Inc., a strategic communications firm, to discuss strategy for media outreach and investor relations communications to take place following the signing of the merger agreement. Attendees from Metromile included Mr. Preston, Mr. Friedberg and Debra Jack.

From November 20-November 23, 2020, Ledgewood, Cooley LLP and Latham negotiated the terms of the subscription agreements with prospective investors in the PIPE Investment.

On November 21, 2020, Cooley LLP provided a revised draft of the merger agreement to Ledgewood. Later that evening, Ms. Abrams and Mr. Blomstrom discussed the revised merger agreement with Mr. Kauffman of Ledgewood. These discussions focused on net working capital, the treatment of Metromile options and warrants, earnout structure and closing conditions with respect to minimum closing cash and lock-up agreements.

On November 22, 2020, the parties held an all hands phone call to discuss the open points in the merger agreement. Cooley LLP and Ledgewood exchanged drafts of the merger agreement reflecting the points discussed.

Separately on November 22, 2020, the Company convened a meeting of its board of directors. All members of the board were present and Mr. Butler, Ms. Abrams and representatives of Ledgewood also attended. Representatives of management provided an overview of the proposed transaction and overviewed the proposed transaction documentation and answered questions from the board of directors. Following review and discussion, the merger agreement and related documents and agreements were unanimously approved by our board of directors, subject to final negotiations and modifications, and our board of directors determined to recommend the approval of the merger agreement to the stockholders of the Company. The board of directors also concluded that the fair market value of Metromile was equal to at least 80% of the funds held in the trust account. In making this determination, the board of directors considered, among other things, the factors set forth below under “— Reasons for the Approval of the Merger.”

On November 23, 2020, based on the indications of interest received from the PIPE investors, the parties determined to raise the PIPE target to $160.0 million from $150.0 million.

On, November 24, 2020, the parties executed the Merger Agreement, other definitive transaction documentation and the subscription agreements relating to the PIPE Investment.

Also, on November 24, 2020, the Company and Metromile issued a press release publicly announcing the transaction.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Merger.

Reasons for the Approval of the Merger

Our board of directors met telephonically on November 22, 2020, to, among other things, discuss a potential business combination with Metromile, and, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger were in the best interest of the Company and our stockholders and resolved to recommend that our stockholders vote to adopt the Merger Agreement and approve the Merger and the other transactions contemplated thereby. Prior to reaching the decision to approve the Merger and the Merger Agreement, our board of directors consulted with our management, as well as with our legal and financial advisors.

In addition, before determining that the Merger was in the best interests of the Company and our stockholders, our board reviewed various industry and financial data, including, but not limited to, Metromile’s existing business model, Metromile’s historical and projected financials, and various valuation analyses, and reviewed the results of management’s due diligence review of Metromile which took place over a seven week period beginning on October 8, 2020 and continuing through the signing of the Merger Agreement on November 24, 2020, including extensive meetings and calls with Metromile’s management team regarding operations and projections, review of Metromile’s material contracts, intellectual property matters, labor matters, financing and accounting due diligence, tax due diligence, engaging and consulting third-party experts and financial advisors as described above, the engagement of third-party expert Steffen Frederiksen to assist in the technology review, and other legal due diligence with assistance from our legal counsel.

In approving the Transactions, our board determined not to obtain a fairness opinion. Our board and management have extensive experience in the financial services, fintech and insurance industries, as well as with operational management, and investment and financial analysis. As such, the members of our board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a merger partner. See the section entitled “Information About the Company — Management” for additional information regarding the experience of our board of directors and management team.

We have primarily focused our efforts on identifying businesses providing insurance or insurance related services, broadly defined, and with a particular focus on technology companies within that industry, although we were not required to limit our activities to any particular industry. In the evaluation of business combination partners, our board and management team considered a wide variety of complex factors. Our board of directors did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria we used in evaluating prospective business transaction opportunities included:

•        Potential to leverage our operational expertise.

•        Significant opportunities for profitable growth.

•        Ability to generate fee income.

•        Strong, experienced management teams.

•        Significant potential benefits to transition to a public company.

In considering the potential business combination with Metromile, our board determined that Metromile met all of the above criteria. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

•        Potential to leverage our operational expertise:    Our management and board have extensive experience in the fintech, insurance and financial services spaces, including lending into the automotive sector in connection with fleet financing. Our management team and board can leverage their operational expertise in the insurance sector to assist Metromile in its underwriting strategies and optimizing its use of reinsurance to maximize return on capital.

•        Significant opportunities for profitable growth:    In determining that there were significant opportunities for profitable growth, our board considered market factors, such as the large size of the automobile insurance market and the number of drivers that would save money under Metromile’s insurance program. Our board also considered potential areas of growth in Metromile’s business model, including the ability to write profitable policies in scale as it expands to new states and increases its marketing spend, as well as its potential to expand its software sales to other insurance companies.

•        Ability to generate fee income:    Metromile satisfies the criteria regarding generation of fee income as the software sales component provides a strong stream of diversified revenue from Metromile’s core insurance business.

•        Strong, experienced management team:    Led by chairman David Friedberg and chief executive officer Dan Preston, Metromile’s management team has extensive experience in technology, insurance and operations. Our board believes that Metromile has a strong management team, and expects that Messrs. Friedberg and Preston, as well as other key Metromile executives, will continue with the combined company following the Merger to pursue execution of Metromile’s strategic and growth goals. For additional information regarding Metromile’s executive officers, see the section entitled “Information about Metromile — Executive Officers of New Metromile.”

•        Significant potential benefits to transition to a public company:    Transitioning to a public company provides significant benefits for Metromile, including additional access to capital as Metromile continues to scale its business and provides brand awareness associated with being a public company.

In considering the potential business combination with Metromile, our board gave consideration to the following negative factors, although not weighted or in any order of significance:

•        The Company’s public stockholders will hold a minority share position in the post-merger company.

•        Company stockholders may object to and challenge the Merger and take actions that may prevent or delay the consummation of the Merger, including to vote down the proposals at the special meeting or exercise their redemption rights.

•        The potential for diversion of management and employee attention during the period prior to completion of the Merger, and the potential negative effects on Metromile’s business.

•        The risk that, despite the efforts of the Company and Metromile prior to the consummation of the Merger, Metromile may lose key personnel, and the potential resulting negative effects on Metromile’s business.

•        The possibility that Metromile might not achieve its projected financial results.

•        the risk associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on Metromile’s revenues.

•        the risk that the Company does not obtain the proceeds of the PIPE Investment resulting in the Company being unable to retain sufficient cash in the Trust Account to meet the requirements of the Merger Agreement.

•        The Merger Agreement prohibits the Company from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Merger.

•        Risks and costs to the Company if the Merger is not completed, including the risk of liquidation.

•        The Company did not obtain a third-party valuation or fairness opinion in connection with the Merger, or any formal reports or presentations regarding Metromile from any of its third party financial advisors.

•        Potential changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business benefits anticipated to result from the Merger.

•        Risks of the type and nature described under the section entitled “Risk Factors” beginning on page 31.

The foregoing discussion of material factors considered by our board is not intended to be exhaustive but does sets forth the principal factors considered by our board.

Our board of directors also considered whether members of our management and board may have interests in the Merger that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under the subsection entitled “— Interests of Certain Persons in the Merger” below. However, our board of directors concluded that (i) these interests were disclosed in our IPO prospectus and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) our stockholders will have the opportunity to redeem their public shares in connection with the Merger and (iv) shares of our common stock held by our officers, directors and other initial stockholders are subject to transfer restrictions following the Merger. See the sections entitled “Description of Securities — Authorized and Outstanding Stock — Founder Shares and Placement Shares” for a description of these transfer restrictions.

Certain Projected Financial Information

We and Metromile do not as a practice make public projections as to future revenues, earnings or other results. However, in connection with our board of directors’ evaluation of the Merger, Metromile management provided to us Metromile’s non-public, internal financial forecasts regarding Metromile’s anticipated future operations for fiscal 2020 through fiscal 2024 which incorporated the financial forecasts prepared by Metromile management without any adjustment by our management. We have included summary information from such financial forecasts in the tables below to give our stockholders access to certain previously non-public information because such information was considered by our board of directors for purposes of evaluating the Merger. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Merger.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or GAAP.

Neither our independent registered public accounting firm nor the independent registered public accounting firm of Metromile has audited, reviewed, compiled, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither of them expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this proxy statement/prospectus. The report of the independent registered public accounting firm of Metromile included elsewhere in this proxy statement/prospectus relates to the historical financial information of Metromile. It does not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

The accompanying prospective financial information includes financial measures that were not calculated in accordance with GAAP. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results.

Metromile’s projected financial information reflects numerous estimates and assumptions made by Metromile with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Metromile’s business, all of which are difficult to predict and many of which are beyond Metromile’s control, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus. In developing the projected financial information, numerous material assumptions were made, in addition to the assumptions described above, with respect to Metromile’s business for the periods covered by the projections, including:

•        Assumptions regarding direct earned premiums, including with respect to:

•        Market expansion to 49 states and the District of Columbia by the end of 2022; and

•        Miles driven, and therefore average annualized premium per policy, returning to pre-COVID levels by the end of 2020,

•        Assumptions with regards to variable policy servicing costs, including:

•        Leveraging automated fraud identification and telematics supported underwriting to further improve loss ratio;

•        Claims automation leading to a loss adjustment expense below the industry average; and

•        Digital approach to servicing customers driving high customer engagement and being more cost-effective.

Accordingly, there can be no assurance that the prospective results are indicative of the future performance of us or Metromile or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Considering that the special meeting will be held months after the date the financial forecast referenced above was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on the financial forecast. This information constitutes “forward-looking statements” and actual results likely will differ from it and the differences may be material. See “Cautionary Note Regarding Forward-Looking Statements.”

We and Metromile do not generally publish our business plans and strategies or make external disclosures of our anticipated financial condition or results of operations. We and Metromile do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither we, Metromile nor any of our respective representatives or advisers makes any representation to any person with regard to the ultimate performance of us, Metromile or the combined company.

A summary of the financial forecast information regarding Metromile’s anticipated future operations for fiscal year 2020 through fiscal 2024 is as follows:

	Projection Period Ending
(dollars in millions)	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Direct Earned Premium (MIC only)	$101.5	$140.6	$253.2	$523.6	$901.8
Insurance Revenue	$102.5	$142.1	$257.4	$535.0	$931.1
Adjusted Gross Profit	$11.1	$31.7	$63.0	$144.0	$276.7
Contribution Profit(1)	$11.3	$16.2	$44.5	$123.5	$255.1

____________

(1)      Contribution Profit is defined as premiums, interest and other income, minus losses, loss adjustment expense, taxes, bad debt, payment processing fees, data costs, underwriting reports and other costs related to servicing policies.

Satisfaction of 80% Test

It is a requirement under our charter that any business we acquire have a fair market value equal to at least 80% of the balance of the funds in the trust account held for the benefit of our public stockholders at the time of the execution of a definitive agreement for an initial business combination. Our board of directors determined that the enterprise value of Metromile equaled or exceeded 80% of the amount held by us in trust for the benefit of our public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account).

Accounting Treatment

The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, INSU, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Metromile will be treated as the accounting acquirer. This determination was primarily based on Metromile expecting to have a majority of the voting power of the post-combination company, Metromile’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of Metromile compared to INSU, and Metromile’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which Metromile is issuing stock for the net assets of INSU. The net assets of INSU will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to Merger will be those of Metromile.

Interests of Certain Persons in the Merger

When you consider the recommendation of our board of directors in favor of approval of these proposals, you should also consider that our directors and officers have interests in the Merger that are different from or in addition to (and which may conflict with) your interests as a stockholder, including the following:

•        our Sponsor, officers and directors will hold an aggregate of 7,122,167 shares of our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and directors will hold 150,833 Placement Warrants to purchase shares of our common stock following the Merger, subject to lock-up agreements;

•        our Sponsor, officers and certain of our directors paid an aggregate of $4,550,000 for their Founder Shares, Placement Shares and Placement Warrants and that such securities are expected to have a significantly higher value at the time of the Merger and will have little or no value if we do not complete the Merger;

•        our Sponsor, officers and directors have waived their redemption rights with respect to their Founder Shares, Placement Shares and Public Shares in connection with the Merger, and have waived their redemption and liquidation rights with respect to their Founder Shares and Placement Shares if we are unable to complete a business combination by our Business Combination Outside Date;

•        if we are unable to complete a business combination by our Business Combination Outside Date, Insurance Acquisition Sponsor II, LLC will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver;

•        our Sponsor has agreed to loan us funds in an amount up to $750,000 for working capital requirements and to finance transaction costs in connection with an initial business combination (of which no amounts were outstanding on December 31, 2020), and any amounts outstanding under this loan will not be repaid if we are unable to complete a business combination by our Business Combination Outside Date;

•        the Initial Stockholders will have the collective right to appoint a board member of New Metromile; and

•        the continued indemnification of our current directors and officers and the continuation of directors’ and officers’ liability insurance after the Merger.

Redemption Rights

Pursuant to our charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our charter. As of October 31, 2020, this would have amounted to approximately $10.00 per public share. If a holder of public shares exercises redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of our common stock and will not own shares of the common stock of the combined company following completion of the Merger. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described in this proxy statement/prospectus. See the section entitled “Special Meeting of the Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Any redemptions by our public stockholders will decrease the funds in the trust account available to us to consummate the Merger and related transactions.

Vote Required for Approval

Along with approval of Proposal 2 and the Nasdaq Proposal, approval of this Merger Proposal is a condition to the completion of the Merger. If this Merger Proposal is not approved, the Merger will not take place. Approval of this Merger Proposal is also a condition to Proposal 2, Proposal 3, the Nasdaq Proposal, the Incentive Plan Proposals and the Business Combination Director Election Proposal. If Proposal 2 and the Nasdaq Proposal are not approved, this Merger Proposal will have no effect (even if approved by the requisite vote of our stockholders at the special meeting of any adjournment or postponement thereof) and the Merger will not occur.

This Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Merger) will be approved and adopted only if the holders of at least a majority of the outstanding shares of our common stock vote “FOR” the Merger Proposal.

As of the record date, our initial stockholders have agreed to vote any shares of our common stock owned by them in favor of the Merger.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL NO. 2 — AUTHORIZATION TO INCREASE THE COMPANY’S
AUTHORIZED CAPITAL

Overview

There currently are 23,540,000 shares of Class A common stock and 7,846,667 shares of Class B common stock issued and outstanding, consisting of 23,000,000 shares of Class A common stock originally sold as part of units in our IPO, 7,846,667 shares of our Class B common stock issued by us to our Initial Stockholders, and 540,000 Placement Shares sold as part of the Placement Units issued to our Sponsor and Cantor in the Private Placement consummated simultaneously with our IPO. There are currently no shares of our preferred stock issued and outstanding. In addition, there currently are 7,666,666 outstanding warrants to purchase shares of our common stock originally sold as part of units issued in our IPO and 180,000 Placement Warrants included in the Placement Units issued to our Sponsor and Cantor in the Private Placement.

In the Merger, based on the assumptions and estimates described in this proxy statement/prospectus, we expect to issue (or reserve for issuance) as consideration payable to the Metromile stockholders approximately 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), in the aggregate. Simultaneously with the Closing, we also intend to (i) reserve 10%, or approximately 15.6 million, of our shares of common for issuance under the 2021 Plan, and (ii) reserve 1.5%, or approximately 2.3 million shares of our common stock for purchase under the ESPP, subject in each case to adjustment to prevent dilution or enlargement of the rights granted to, or available for, participants under the respective plan. If our stockholders exercise redemption rights in connection with the Merger resulting in a decrease in the number of our Public Shares outstanding prior to the Merger, the maximum number of shares reserved for issuance or purchase under the 2021 Plan or ESPP, respectively, will be proportionately reduced. In order to ensure that we have sufficient authorized capital to complete the Merger, and for future issuances, including pursuant to the 2021 Plan and ESPP, and for issuance upon exercise of the Metromile options assumed in the Merger, our board of directors has approved, subject to stockholder approval, an amendment to our charter to increase the number of shares of our common stock and preferred stock from 71,000,000 shares, consisting of (a) 70,000,000 shares of common stock, including (i) 60,000,000 shares of Class A common stock and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock, to 641,000,000 shares, consisting of (a) 640,000,000 shares of common stock including (i) 630,000,000 shares of Class A common stock and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock. This summary is qualified by reference to the complete text of the proposed Charter Certificate of Amendment, a copy of which is attached to this proxy statement/prospectus as Annex D. All stockholders are encouraged to read the Charter Certificate of Amendment in its entirety for a more complete description of its terms.

The principal purpose of this proposal is to increase the number of authorized shares of our common stock to provide shares which will be used to complete the Merger and for awards granted under the 2021 Plan, ESPP and for future stock issuances. The shares available for future issuances would be issuable for any proper corporate purpose, including future acquisitions, the issuance of equity or convertible debt to raise capital, stock dividends or issuances under any future equity incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors.

Assuming approval of this proposal, after taking into account the shares we anticipate issuing in the Merger and reserved under the 2021 Plan and ESPP and for the other outstanding Metromile securities, as described above, and assuming exercise in full of the $30.0 million cash election, we would expect to have approximately 483,400,000 authorized but unissued shares of our common stock and 1,000,000 authorized shares of preferred stock available for issuance from time to time at the discretion of the board of directors without further stockholder action, except as may be required by applicable law or the Nasdaq listing rules, which require stockholder approval for certain issuances of stock.

Our board of directors believes that the proposed increase in our authorized shares is desirable for us because it will provide us with a sufficient number of authorized shares to permit us to issue the Merger Consideration to complete the Merger and to reserve shares for issuance or purchase under the 2021 Plan and ESPP and to the Metromile securityholders. Our board of directors believes that it is important for us to have available for future issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility to issue shares in the future for corporate needs (including if needed as part of financing for future growth acquisitions), and in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

If stockholder approval is not obtained for this Proposal 2, we will not complete the Merger because stockholder approval of this Proposal 2 is a condition to completion of the Merger and because we do not currently have a sufficient number of authorized shares to consummate the Merger.

We do not have any arrangements, commitments or understandings to issue any shares of our capital stock except in connection with the Merger (including the Metromile securities being assumed in the Merger) and the 2021 Plan and our currently outstanding warrants.

While it may be deemed to have potential anti-takeover effects, this proposal to increase our authorized common stock is not prompted by any specific effort or takeover threat currently perceived by management.

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of our common stock is required to approve Proposal 2. Broker non-votes, abstentions or the failure to vote on this Proposal 2 will have the same effect as a vote “AGAINST” Proposal 2.

Proposal 2 is conditioned upon the approval and completion of the Merger Proposal and the Nasdaq Proposal. If the Merger Proposal or the Nasdaq Proposal is not approved, this Proposal 2 will have no effect even if approved by our stockholders.

If Proposal 2 is not approved, the Merger will not occur.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 2.

PROPOSAL NO. 3 — APPROVAL OF AMENDMENT
AND RESTATEMENT OF OUR CHARTER IN CONNECTION WITH THE MERGER

Overview

Our stockholders are being asked to approve the amendment and restatement of our charter, as amended by Proposal 2, which amended and restated charter, the second amended and restated certificate of incorporation, which we refer to as the Business Combination Charter. The Business Combination Charter will be our charter following consummation of the Business Combination. The proposed amendments, as reflected in the Business Combination Charter (i) reclassify all outstanding Class A common stock as common stock, (ii) authorize 10,000,000 shares of “blank check” preferred stock, (iii) change New Metromile’s name to “Metromile, Inc.”, (iv) increase the number of director classes from two to three and (v) remove certain provisions of our charter related to our status as a special purpose acquisition company and make certain related changes. Pursuant to these amendments, Article IX of our charter will not be included in the Business Combination Charter. Article IX of our charter sets forth various provisions related to our operations as a special purpose acquisition company prior to the consummation of an initial business combination. Pursuant to Section 9.01 of our charter, the provisions of Article IX that we are proposing to delete, are effective only until we consummate our initial business combination, which will be effected by the Merger. The following table sets forth a summary of the material differences between our charter and the Business Combination Charter, a copy of which is attached to this proxy statement/prospectus as Annex E. We urge all stockholders to read the Business Combination Charter in its entirety for a more complete description of its terms.

	Current Charter	Business Combination Charter
Name	The name of the corporation is INSU Acquisition Corp. II	The name of the corporation is Metromile, Inc. (the “Corporation”).
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as it may be amended from time to time, the “DGCL”).

Authorized Share Capital (as amended by Proposal 2)

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation shall have authority to issue is 641,000,000, of which (a) 640,000,000 shares shall be Common Stock, including (i) 630,000,000 shares of Class A Common Stock and (ii) 10,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares shall be Preferred Stock.

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is Six Hundred and Fifty Million (650,000,000) shares. Six Hundred and Forty Million (640,000,000) shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). Ten Million (10,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

	Current Charter	Business Combination Charter
Director Classes

The Board shall be divided into two classes, as nearly equal in number as possible and designated Class I and Class II. The Board is authorized to assign members of the Board already in office to Class I or Class II. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a two-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders after the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders after the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders after the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Stockholder Action by Written Consent

Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation), subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders other than with respect to our Class B Common Stock with respect to which action may be taken by written consent.

Except as may be otherwise provided for or fixed pursuant to this Business Combination Charter (including any certificate of designations relating to any series of Preferred Stock), any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders of the Corporation.

	Current Charter	Business Combination Charter
Provisions Specific to a Special Purpose Acquisition Company

Article IX sets forth various provisions related to our operations as a special purpose acquisition company prior to the consummation of an initial business combination, including provisions relating to our trust account and distributions from our trust account, stockholder redemption rights in connection with an initial business combination, stockholder approval of an initial business combination in certain circumstances, affiliate transactions in connection with an initial business combination and the minimum value of a target in an initial business combination.

Article IX is deleted in its entirety.
Exclusive Forum Provision

Under the Current Charter, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except any action (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

Under the Business Combination Charter, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), and any appellate court therefrom shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of the Corporation; (B) any action or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL, the Business Combination Charter or the bylaws of the Corporation (as each may be amended from time to time); (D) any action or proceeding to interpret, apply, enforce or determine the validity of the Business Combination Charter or the bylaws of the Corporation (including any right, obligation or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any action asserting a claim against the Corporation or any director,

	Current Charter	Business Combination Charter

officer or other employee of the Corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The above shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Amendment to Certificate of Incorporation

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Amended and Restated Certificate or any Preferred Stock Designation, in the manner now or hereafter prescribed by the Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature therein conferred upon stockholders, directors or any other persons by and pursuant to the Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in Article XI; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Business Combination Charter or any Preferred Stock Designation, in the manner now or hereafter prescribed by this Business Combination Charter and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Business Combination Charter in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding anything to the contrary contained in this Business Combination Charter, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article V, Article VII, Article VIII, this Article IX and Article XI may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Business Combination Charter or otherwise required by law, such alternation, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

In the judgment of our board of directors, the amendments to our charter set forth in this Proposal 3 are desirable for the following reasons:

•        Our board of directors believes the name of the combined company should reflect the Merger with Metromile and its operating business following the Merger.

•        Article IX of our charter relates to our operations as a special purpose acquisition company prior to the consummation of our initial business combination and would not be applicable to New Metromile after consummation of the Merger. Accordingly, this Article would serve no further purpose.

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of our common stock is required to approve this Proposal 3. Broker non-votes, abstentions or the failure to vote on this Proposal 3 will have the same effect as a vote “AGAINST” Proposal 3.

Proposal 3 is conditioned upon the approval of the Merger Proposal, Proposal 2 and the Nasdaq Proposal. If any of the Merger Proposal, Proposal 2 or the Nasdaq Proposal are not approved, Proposal 3 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal 3 is a condition to completion of the Merger under the Merger Agreement, if this Proposal 3 is not approved by our stockholders, the Merger will not occur unless we and Metromile waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 3.

PROPOSAL NO. 4 — THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, based on Metromile’s current capitalization, we anticipate that we will issue to the Metromile stockholders as consideration in the Merger approximately 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none), subject to adjustment as set forth in the Merger Agreement. See the section entitled “The Merger Proposal — The Merger Agreement — Merger Consideration.” Because the number of shares of our common stock we anticipate issuing as consideration in the Merger (1) will constitute more than 20% of our outstanding common stock and more than 20% of outstanding voting power prior to such issuance and (2) will result in a change of control of the Company, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Because Company shares will be issued in exchange for all of the common equity interests of Metromile, the deemed issuance price of the Company shares may be less than the greater of the book or market value of our common stock immediately before the consummation of the Merger. If the Merger Proposal is approved, the issuance of the Company’s shares will exceed 20% of our common stock currently outstanding. Because the issuance price may be below the greater of the book or market value of our common stock immediately prior to the consummation of the Merger, the Nasdaq Listing Rules may require that we obtain stockholder approval of the issuance of the Company’s shares at the consummation of the Merger. Therefore, we are requesting stockholder approval for the issuance of the Company’s shares under the Nasdaq Listing Rules.

In connection with the Merger, there will be a PIPE Investment of $160.0 million, subject to an increase to up to $195.0 million. As such, on or about the date of the Merger Agreement, the Company entered into subscription agreements with the PIPE Investors for the sale of 16,000,000 shares of Company common stock upon the completion of the Merger. In addition, Cohen & Company, LLC or its affiliate is permitted under its PIPE subscription agreement to increase its subscription and purchase the Sponsor Additional Shares or any portion thereof, subject to certain limitations. Because the shares of our common stock issued in connection with the PIPE Investment (1) may be at a price that is less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the Merger Agreement, and (2) will constitute more than 20% of our outstanding common stock and more than 20% of outstanding voting power prior to such issuance, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).

If the Nasdaq Proposal is adopted, assuming that approximately 84.2 million shares of our common stock (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none) are issued to the Metromile stockholders as consideration in the Merger, we anticipate that the Metromile stockholders will hold 64.6% of our outstanding shares of common stock and the PIPE Investors will hold 12.3% of our outstanding common stock immediately following completion of the Merger. This percentage assumes that no shares of our common stock are redeemed in connection with the Merger, does not take into account any warrants or options to purchase our common stock that will be outstanding following the Merger, any equity awards that may be issued under our proposed 2021 Plan following the Merger, or any adjustments to the Merger Consideration provided for in the Merger Agreement.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal 4 is required to approve the Nasdaq Proposal. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

This proposal is conditioned on the approval of the Merger Proposal and Proposal 2. If either of the Merger Proposal or Proposal 2 is not approved, Proposal 4 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal 4 is a condition to completion of the Merger under the Merger Agreement, if this Proposal 4 is not approved by our stockholders, the Merger will not occur unless we and Metromile waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 4.

PROPOSAL NO. 5 — APPROVAL OF THE 2021 PLAN, INCLUDING THE AUTHORIZATION OF THE INITIAL SHARE RESERVE UNDER THE 2021 PLAN

Overview

Our board has unanimously approved the 2021 Plan and has adopted the 2021 Plan subject to the approval of our stockholders of this proposal. The purpose of the 2021 Plan is to provide eligible employees, directors and key advisors the opportunity to receive stock-based incentive awards in order to encourage such persons to contribute materially to our growth and align the economic interests of such persons with those of our stockholders. We are seeking stockholder approval of the 2021 Plan (i) in order for incentive stock options to meet the requirements of the Code, and (ii) in order to comply with Nasdaq listing rules.

Our board of directors believes that the approval of the 2021 Plan by the stockholders will benefit the compensation structure and strategy of New Metromile. New Metromile’s ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and our board of directors has concluded that this would be enhanced by our ability to make grants under the 2021 Plan. In addition, our board of directors believes that the interests of New Metromile and stockholders will be advanced if New Metromile can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in New Metromile.

Set forth below is a summary of the material terms of the 2021 Plan. This summary is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge our stockholders to read carefully the entire 2021 Plan before voting on this proposal.

If approved by our stockholders, the 2021 Plan will become effective upon the consummation of the Merger.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Metromile Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2021 Plan will motivate award recipients to offer their maximum effort to New Metromile and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable New Metromile to attract and retain top talent.

Summary of the 2021 Plan

This section summarizes certain principal features of the 2021 Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Plan.

Eligibility.    New Metromile’s employees, consultants and directors, and employees and consultants of its affiliates, may be eligible to receive awards under the 2021 Plan. Following the Closing, New Metromile is expected to have approximately 280 employees, six non-employee directors and approximately five consultants who may be eligible to receive awards under the 2021 Plan.

Award Types.    The 2021 Plan provides for the grant of incentive stock options (“ISOs”) to employees and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants.

Share Reserve.    The number of shares of New Metromile Common Stock initially reserved for issuance under the 2021 Plan is approximately 15.6 million shares of New Metromile Common Stock (10% of the total number of issued and outstanding shares of New Metromile Common Stock immediately after the Closing) (the “Share Reserve”). The number of shares of New Metromile Common Stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2022 continuing through January 1, 2031, by 5% of the total number of shares of New Metromile capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the New Metromile Board. The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2021 Plan is approximately 45.9 million (300% of the number of shares of New Metromile Common Stock initially reserved under the 2021 Plan). Shares issued under the 2021 Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2021 Plan. Additionally, shares issued pursuant to stock awards under the 2021 Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2021 Plan.

Parent Vested RSU Share Reserve.    An additional 1,993,988 shares of New Metromile Common Stock will be reserved under the 2021 Plan to be used exclusively for the grant of Parent Vested RSUs (as defined in the Merger Agreement) pursuant to the terms and conditions of the Merger Agreement and may be used solely for such purpose (the “Parent Vested RSU Share Reserve”). The shares of New Metromile Common Stock issuable under any Parent Vested RSUs that may be awarded under the 2021 Plan will be in addition to and will not reduce the Share Reserve. The shares of New Metromile Common Stock underlying any Parent Vested RSUs that are forfeited, canceled, held back upon exercise of a Parent Vested RSU or settlement of a Parent Vested RSU to cover tax withholding, reacquired or repurchased by the Company satisfied without the issuance of New Metromile Common Stock or otherwise terminated (other than by exercise) shall not be added back to the Share Reserve.

Plan Administration.    The New Metromile Board, or a duly authorized committee thereof, will have the authority to administer the 2021 Plan. The New Metromile Board may also delegate to one or more officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the 2021 Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2021 Plan. The plan administrator has the power to modify outstanding awards under the 2021 Plan. Subject to the terms of the 2021 Plan, the plan administrator also has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Metromile Common Stock on the date of grant (however, a stock option may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2021 Plan, and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code). Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or New Metromile’s insider trading policy. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of an optionholder’s service for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of New Metromile Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft, or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of New Metromile Common Stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO and (v) other legal consideration approved by the plan administrator.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of New Metromile Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New Metromile may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Metromile’s total combined voting power or that of any of New Metromile’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, New Metromile may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under his or her restricted stock award that have not vested as of the date the participant terminates service.

Restricted Stock Unit Awards.    Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Metromile Common Stock on the date of grant (however, a stock appreciation right may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2021 Plan, and in a manner consistent with the provisions of Sections 409A). A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards.    The 2021 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of New Metromile Common Stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New Metromile achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New Metromile Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under New Metromile’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to New Metromile Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid by New Metromile to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by New Metromile to such non-employee director, will not exceed (i) $750,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $1,000,000 in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure.    In the event there is a specified type of change in New Metromile’s capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made to (i) the class(es) and maximum number of shares of New Metromile Common Stock subject to the 2021 Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.

Corporate Transactions.    The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, as defined in the 2021 Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with New Metromile or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Metromile with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by New Metromile with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by New Metromile with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award over (2) any exercise price payable by such holder in connection with such exercise.

Change in Control.    In the event of a change in control, as defined under the 2021 Plan, awards granted under the 2021 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Plan Amendment or Termination.    The New Metromile Board will have the authority to amend, suspend, or terminate the 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our Board adopts the 2021 Plan.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2021 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 Plan depend upon the type of award.

Incentive Stock Options.    The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of New Metromile Common Stock from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the shares of New Metromile Common Stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of New Metromile Common Stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the New Metromile Common Stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. New Metromile will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonstatutory Stock Options.     The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of the New Metromile Common Stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. New Metromile will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards.    Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of New Metromile Common Stock on the exercise date over the exercise price. New Metromile will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2021 Plan Benefits

Grants of awards under the 2021 Plan are subject to the discretion of the plan administrator. Therefore, it is not possible to determine the future benefits that will be received by participants under the 2021 Plan.

Interests of INSU’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of our Board in favor of approval of the 2021 Plan, you should keep in mind that certain of our directors and officers may have interests in the 2021 Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal 5 is required to approve the 2021 Plan. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

This Incentive Plan Proposal is conditioned upon the approval and completion of the Merger Proposal, Proposal 2 and the Nasdaq Proposal. If any of the Merger Proposal, Proposal 2 or the Nasdaq Proposal are not approved, this proposal will have no effect even if approved by our stockholders. Because stockholder approval of this Incentive Plan Proposal is a condition to completion of the Merger under the Merger Agreement, if this proposal is not approved by our stockholders, the Merger will not occur unless we and Metromile waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 5.

PROPOSAL NO. 6 — APPROVAL OF THE ESPP, INCLUDING THE AUTHORIZATION OF THE INITIAL SHARE RESERVE UNDER THE ESPP

Overview

Our board has unanimously approved the ESPP and has adopted the ESPP subject to the approval of our stockholders of this proposal. The purpose of the ESPP is to provide a means whereby New Metromile can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Metromile Common Stock will help New Metromile to attract, retain, and motivate employees and encourage them to devote their best efforts to New Metromile’s business and financial success. Approval of the ESPP by our stockholders will allow New Metromile to provide its employees with the opportunity to acquire an ownership interest in New Metromile through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New Metromile’s stockholders. We are seeking stockholder approval of the ESPP in order to comply with Nasdaq listing rules.

Our board of directors believes that the approval of the ESPP by the stockholders will benefit the compensation structure and strategy of New Metromile. New Metromile’s ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and our board of directors has concluded that this would be enhanced by our ability to make grants of purchase rights under the ESPP. In addition, our board of directors believes that the interests of New Metromile and stockholders will be advanced if New Metromile can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in New Metromile.

Set forth below is a summary of the material terms of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex C. We urge our stockholders to read carefully the entire ESPP before voting on this proposal.

If approved by our stockholders, the ESPP will become effective upon the consummation of the Merger.

Purpose of the ESPP

The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New Metromile by purchasing New Metromile Common Stock from New Metromile on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of New Metromile, the ESPP will motivate recipients to offer their maximum effort to New Metromile and help focus them on the creation of long-term value consistent with the interests of our stockholders.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Share Reserve.    Following the consummation of the Merger, the ESPP authorizes the issuance of approximately 2.3 million shares (1.5% of the total number of issued and outstanding shares of New Metromile Common Stock as of immediately after the Closing) of New Metromile Common Stock under purchase rights granted to New Metromile’s employees or to employees of any of New Metromile’s designated affiliates. The number of shares of New Metromile Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2022 through January 1, 2031, by the lesser of (i) 1% of the total number of shares of New Metromile capital stock outstanding on December 31 of the preceding calendar year, and (ii) approximately 4.6 million shares (200% of the initial share reserve); provided, that prior to the date of any such increase, the New Metromile Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii). If purchase rights granted under the ESPP terminate without having been exercised, the shares of New Metromile Common Stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Plan Administration.    The New Metromile Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of New Metromile Common Stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Metromile Common Stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by New Metromile or by any of New Metromile’s designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of New Metromile Common Stock under the ESPP. Unless otherwise determined by the plan administrator, New Metromile Common Stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of New Metromile Common Stock on the first trading date of an offering or (ii) 85% of the fair market value of a share of New Metromile Common Stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of New Metromile Common Stock based on the fair market value per share of New Metromile Common Stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of New Metromile capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in New Metromile’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of New Metromile Common Stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination.    The New Metromile Board will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. New Metromile must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following brief summary of the effect of U.S. federal income taxation upon the participant and New Metromile with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. New Metromile generally will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

ESPP Benefits

Purchase rights are subject to an eligible employee’s discretion, including an employee’s decision not to participate in the ESPP, and awards under the ESPP are not determinable. Directors who are not employees are not eligible to participate in, and will not receive any benefit under, the ESPP.

Interests of INSU’s Directors and Officers in the Employee Stock Purchase Plan Proposal

When you consider the recommendation of the INSU Board in favor of approval of the ESPP, you should keep in mind that certain of INSU’s directors and officers may have interests in the ESPP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal 6 is required to approve the ESPP. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

This ESPP Proposal is conditioned upon the approval and completion of the Merger Proposal, Proposal 2 and the Nasdaq Proposal. If any of the Merger Proposal, Proposal 2 or the Nasdaq Proposal are not approved, this proposal will have no effect even if approved by our stockholders. Because stockholder approval of this ESPP Proposal is a condition to completion of the Merger under the Merger Agreement, if this proposal is not approved by our stockholders, the Merger will not occur unless we and Metromile waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 6.

PROPOSAL NO. 7 — THE EXISTING DIRECTOR ELECTION PROPOSAL

Overview

Our board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. At the Special Meeting, stockholders are being asked to elect two directors to our board of directors, with each director having a term that expires at our annual meeting of stockholders in 2023, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Our board of directors has nominated each of Daniel G. Cohen and John C. Chrystal for re-election to serve as directors of the Company. For more information on the experience of Messrs. Cohen and Chrystal, see the section entitled “Information About the Company — Management — Directors and Executive Officers” of this proxy statement/prospectus.

If the Merger Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of our existing directors, including the directors elected at the Special Meeting, will resign from our board of directors upon the Closing and be replaced by the directors elected pursuant to the Business Combination Director Election Proposal. See “Proposal 8 — Business Combination Director Election Proposal” and the section entitled “Management Following the Merger” of this proxy statement/prospectus for more information.

Required Vote

Assuming that a quorum is present at the Special Meeting, directors are elected by a plurality of the votes cast, online during the Special Meeting or by proxy. This means that the two director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Existing Director Election Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE TWO DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS AS PART OF PROPOSAL 7.

PROPOSAL NO. 8 — THE BUSINESS COMBINATION DIRECTOR ELECTION PROPOSAL

Overview

Upon the Effective Time, under our Business Combination Charter, our board of directors will consist of six directors, with directors to serve staggered terms on our board of directors under our Business Combination Charter until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death.

Our board of directors has nominated Colin Bryant and Vikas Singhal as the Class I directors, David Friedberg and Ryan Graves as the Class II directors and Dan Preston and Betsy Cohen as the Class III directors, to serve as directors of New Metromile. For more information on the experience of these persons, see the sections entitled “Information About Metromile — Executive Officers of New Metromile” and “Management Following the Merger” of this proxy statement/prospectus.

If the Merger Proposal and each of the other proposals contained in this proxy statement/prospectus upon which it is conditioned are approved, each of our existing directors will resign from our board of directors upon the Closing. See the section entitled “Management Following the Merger” of this proxy statement/prospectus for more information.

Required Vote

Assuming that a quorum is present at the Special Meeting, directors are elected by a plurality of the votes cast, online during the Special Meeting or by proxy. This means that the six director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Business Combination Director Election Proposal is conditioned on the approval and completion of the Merger Proposal, the Charter Proposals and the Nasdaq Proposal. If any of the Merger Proposal, the Charter Proposals or the Nasdaq Proposal are not approved, this proposal will have no effect even if approved by our stockholders. Because the Business Combination Director Election Proposal is a condition to completion of the Merger under the Merger Agreement, if this proposal is not approved by our stockholders, the Merger will not occur unless we and Metromile waive the applicable closing condition.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SIX DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS AS PART OF PROPOSAL 8.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Special Meeting to approve the Merger Proposal, the Charter Proposals, the Incentive Plan Proposals, the Nasdaq Proposal, the Existing Director Election Proposal or the Business Combination Director Election Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Special Meeting to approve the Merger Proposal, the Charter Proposals, the Incentive Plan Proposals, the Nasdaq Proposal, the Existing Director Election Proposal or the Business Combination Director Election Proposal.

Required Vote

Assuming that a quorum is present at the Special Meeting, the affirmative vote of a majority of the total votes cast on this Proposal 9 is required to approve the Adjournment Proposal. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL 9.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion attached as Exhibit 8.1), the following discussion of material U.S. federal income tax consequences of (i) the Merger to the U.S. Holders (as defined below) of Metromile common stock and (ii) the exercise by beneficial owners of Company common stock of their redemption rights in connection with the Merger is the opinion of Ledgewood P.C., our U.S. federal income tax counsel, insofar as it expresses conclusions as to the application of U.S. federal income tax law. This opinion is based on facts and representations contained in representation letters provided by each of Metromile and the Company and on customary assumptions set forth in such opinion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax (such as estate or gift taxes, the impact of any applicable tax treaty, any consequences under the Medicare contribution tax on net investment income, or the alternative minimum tax).

This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings, administrative procedures, and other guidance of the Internal Revenue Service, or the IRS, all as in effect as of the date of this registration statement. These authorities may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

Further, this discussion does not address tax consequences resulting from a holder’s particular circumstances or to any holder that may be subject to special tax rules, including, without limitation:

•        a bank, insurance company, or other financial institution;

•        a tax-exempt entity, organization, or arrangement;

•        a government or any agency, instrumentality, or controlled entity thereof;

•        a real estate investment trust;

•        an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•        a regulated investment company or a mutual fund;

•        a “controlled foreign corporation” or a “passive foreign investment company”;

•        a dealer or broker in stocks and securities, or currencies;

•        a trader in securities that elects mark-to-market treatment;

•        a holder of Metromile common stock that received Metromile common stock, or a holder of Company common stock that received Company common stock, through the exercise of options, warrants, or similar derivative securities or otherwise as compensation;

•        a holder of Metromile common stock that holds Metromile common stock, or a holder of Company common stock that holds Company common stock, in a tax-deferred account (such as an individual retirement account or a plan qualifying under Section 401(k) of the Code);

•        a holder of Metromile common stock or Company common stock that has a functional currency other than the U.S. dollar;

•        a holder of Metromile common stock that holds Metromile common stock, or a holder of Company common stock that holds Company common stock, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•        a holder of Metromile common stock or a holder of Company common stock required to accelerate the recognition of any item of gross income with respect to such Metromile common stock or such Company common stock, as applicable, as a result of such income being recognized on an applicable financial statement;

•        a holder of Metromile common stock or a holder of Company common stock that is a U.S. expatriate or former citizen or long-term resident of the U.S.;

•        a holder of Metromile common stock or a holder of Company common stock that does not hold Metromile common stock or Company common stock, as applicable, as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•        a holder of Metromile common stock or a holder of Company common stock whose Metromile common stock or Company common stock, as applicable, may constitute ‘‘qualified small business stock’’ under Section 1202 of the Code or ‘‘Section 1244 stock’’ for purposes of Section 1244 of the Code;

•        a holder of Metromile common stock or a holder of Company common stock that acquired their shares of Metromile common stock or Company common stock, as applicable, in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•        a holder of Metromile common stock or a holder of Company common stock that owns or has owned, or is deemed to own or to have owned, more than 5% of Metromile common stock or Company common stock, as applicable (except to the extent specifically set forth below); or

•        a holder of Metromile common stock that exercises its appraisal rights.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Metromile common stock, or beneficial owner of Company common stock, as applicable, that is for U.S. federal income tax purposes: (1) an individual citizen or resident of the U.S., (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S. or any state thereof or the District of Columbia, (3) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Company common stock (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Metromile common stock or Company common stock, the U.S. federal income tax consequences of the Merger, or of a redemption of Company common stock, as applicable, to a partner or owner of such entity generally will depend on the status of the partner or owner and the activities of the entity. Any entity treated as a partnership for U.S. federal income tax purposes that holds Metromile common stock or Company common stock, and any partners or owners in such entity, are urged to consult their own tax advisors with respect to the tax consequences of the Merger and of a redemption of Company common stock, as applicable, in their specific circumstances.

Holders of Metromile common stock and Company common stock should consult their own tax advisors about the tax consequences of the Merger and a redemption of Company common stock, as applicable, in light of their own particular circumstances, including the tax consequences under state, local, non-U.S., estate and gift and other tax laws and the possible effects of any changes in applicable tax laws.

Tax Consequences of the Merger to U.S. Holders of Metromile Common Stock

Tax Consequences if the Merger Qualifies as a Reorganization within the Meaning of Section 368(a) of the Code

It is the opinion of Ledgewood P.C., the Company’s federal income tax counsel, that the Merger will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The Ledgewood opinion is subject to the limitations and qualifications set forth herein, and has been delivered prior to the consummation of the Merger and the exercise of redemption rights by stockholders of the Company and therefore is prospective and dependent on the occurrence or nonoccurrence of further events. The obligations of Metromile and the Company to complete the Merger are not conditioned on the receipt of an opinion at closing from either Ledgewood P.C. or Cooley LLP to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Merger will occur even if it does not so qualify.

Neither Metromile nor the Company has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder of Metromile common stock is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such U.S. Holder.

On the basis that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in general, for U.S. federal income tax purposes, the tax consequences for U.S. Holders of Metromile common stock who only receive shares of Company common stock in exchange for shares of Metromile common stock pursuant to the Merger are as follows.

•        A U.S. Holder of Metromile common stock will not recognize gain or loss upon exchanging Metromile common stock solely for Company common stock.

•        A U.S. Holder of Metromile common stock will have an aggregate tax basis in the shares of Company common stock received pursuant to the Merger equal to the U.S. Holder’s aggregate adjusted tax basis in the Metromile common stock surrendered in exchange therefor.

•        A U.S. Holder’s holding period in the Company common stock received in the Merger will generally include the holding period of the Metromile common stock surrendered in exchange therefor.

•        A U.S. Holder that has acquired Metromile common stock as a result of the conversion of Metromile preferred stock or that has acquired different blocks of Metromile common stock at different times or at different prices should consult its tax advisor regarding the allocation of its aggregate adjusted tax basis in, and the holding period of, the Company common stock received in exchange for such Metromile common stock pursuant to the Merger.

If a U.S. Holder receives Company common stock and cash in the Merger, such U.S. Holder will recognize gain, if any, but not loss, in an amount equal to the lesser of: (i) the amount of cash received in the exchange and (ii) the amount of gain realized in the exchange (computed as the excess of the sum of the cash received in the Merger plus the fair market value of the Company common stock received in the Merger over such U.S. Holder’s adjusted tax basis of the shares of Metromile common stock surrendered in the exchange). Such recognized gain or loss will be long-term capital gain or loss if the Metromile common stock has been held for more than one year as of the date of the exchange, and will be short-term capital gain or loss if the Metromile common stock has been held for one year or less as of such date.

If a U.S. Holder acquired shares of Metromile common stock at different times, such U.S. Holder must calculate gain or loss separately for each identifiable block of shares (i.e., shares acquired at the same cost in a single transaction) of Metromile common stock such U.S. Holder surrenders pursuant to the Merger, and such U.S. Holder’s tax basis and holding period in the Company common stock received in the Merger may be determined with reference to each identifiable block of Metromile common stock surrendered.

If a U.S. Holder receives solely cash in the Merger, such U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received in the exchange and such U.S. Holder’s adjusted tax basis of the shares of Metromile common stock surrendered in the exchange. Such recognized gain or loss will be long-term capital gain or loss if the Metromile common stock has been held for more than one year as of the date of the exchange, and will be short-term capital gain or loss if the Metromile common stock has been held for one year or less as of such date.

U.S. Holders who acquired different blocks of Metromile common stock at different times or different prices are urged to consult their tax advisors regarding the manner in which gain should be determined in their specific circumstances.

Tax Consequences if the Merger Fails to Qualify as a Reorganization within the Meaning of Section 368(a) of the Code

If, however, the Merger were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and were determined to be a taxable transaction, then:

•        a U.S. Holder of Metromile common stock would be considered to have made a taxable disposition of its Metromile common stock, and would generally recognize taxable gain or loss on its receipt of Company common stock and/or cash in an amount equal to the difference between (i) the fair market value of the Company common stock and/or cash received in the Merger by the U.S. Holder and (ii) the U.S. Holder’s aggregate adjusted tax basis in the shares of Metromile common stock surrendered in exchange therefor; and

•        A U.S. Holder’s holding period in the Company common stock received in the Merger would begin on the day following the Merger.

Gain or loss will be calculated separately for each block of Metromile common stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if your Metromile common stock has been held for more than one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is limited. You generally will have an aggregate tax basis in the shares of Company common stock received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares would begin on the day following the date of the Merger.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Metromile common stock. A “significant holder” for these purposes is generally a holder of Metromile common stock that, immediately before the Merger, owned at least 1% (by vote or value) of the total outstanding stock of Metromile (or Metromile common stock with a basis of at least $1.0 million). U.S. Holders are urged to consult their tax advisors as to the potential application of information reporting requirements.

All holders of Metromile common stock are urged to consult their tax advisors with respect to the tax consequences of the Merger in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Tax Consequences of a Redemption of Company Common Stock

Tax Consequences for U.S. Holders

The discussion below applies to a “U.S. Holder” (as defined above) of Company common stock that exercises the redemption rights described above under “Special Meeting of Company Stockholders — Redemption Rights and Procedures.”

Treatment of Redemption

The treatment of a redemption of Company common stock for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Company common stock under Section 302 of the Code. If the redemption qualifies as a sale of Company common stock, a U.S. Holder will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of Company Common Stock.” If the redemption does not qualify as a sale of Company common stock, a U.S. Holder will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Company common stock treated as held by a U.S. Holder relative to all of the Company common stock outstanding both before and after the redemption. For these purposes, shares of Company common stock constructively owned by a U.S. Holder, including shares owned by certain related individuals and entities in which a U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any shares of Company common stock constructively held as a result of owning certain options or warrants in the Company, will be taken into account. The redemption of Company common stock generally will be treated as a sale of Company common stock (rather than as a corporate distribution) if the redemption meets one of the following tests: (i) results in a “complete redemption” of a U.S. Holder’s interest in the Company, (ii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder, or (iii) is a “substantially disproportionate redemption” with respect to the U.S. Holder.

There will be a “complete redemption” of a U.S. Holder’s interest in the Company if either (i) all of the shares of Company common stock actually and constructively owned by the U.S. Holder are redeemed, or (ii) all of the shares of Company common stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and does so waive, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. Alternatively, the redemption of a U.S. Holder’s Company common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” Finally, in order to meet the “substantially disproportionate” test for achieving sale or exchange treatment of a redemption, the percentage of outstanding Company common stock actually and constructively owned by a U.S. Holder immediately following the redemption of Company common stock by that U.S. Holder must, among other requirements, be less than 80% of the percentage of the outstanding Company common stock actually and constructively owned by that U.S. Holder immediately before the redemption. U.S. Holders are urged to consult with their tax advisors as to these rules and the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then generally the redemption will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions” below.

Taxation of Redemptions Treated as Distributions

If the redemption of a U.S. Holder’s Company common stock does not qualify as a sale of Company common stock, a U.S. Holder will be treated as receiving a distribution from the Company. A U.S. Holder generally will be required to include in gross income as dividend income the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce the U.S. Holder’s basis in its shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of Company Common Stock.” After the application of these rules, any remaining tax basis in the redeemed Company common stock will be added to the U.S. Holder’s adjusted tax basis in Company common stock not so redeemed, or, if no such Company common stock remains, to the U.S. Holder’s adjusted tax basis in Company publicly traded warrants or possibly in other Company shares constructively owned by the U.S. Holder.

For a corporate U.S. Holder, dividends paid by the Company generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as the holding period requirement for the dividends-received deduction is satisfied.

For a non-corporate U.S. Holder, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as the non-corporate U.S. Holder satisfies the holding period requirement of at least sixty days which begins within a certain number of days before the ex-dividend date (see “— Gain or Loss on Redemptions Treated as a Sale of Company Common Stock” below) and does not take the dividend into account as “investment income” in determining the U.S. Holder’s deduction for investment interest.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Company Common Stock

If a redemption of a U.S. Holder’s Company common stock qualifies as a sale of Company common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) the U.S. Holder’s adjusted tax basis in the Company common stock so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Company common stock so redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Company common stock. For these purposes, a “significant holder” is a beneficial owner of Company common stock that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Company common stock (by vote or value). U.S. Holders of Company common stock are urged to consult with their tax advisors as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The discussion below applies to “Non-U.S. Holders” (as defined above) of Company common stock that exercise the redemption rights described above under “Special Meeting of Company Stockholders — Redemption Rights and Procedures.”

Treatment of Redemption

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Company common stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Company common stock, as described above under “— Tax Consequences for U.S. Holders — Treatment of Redemption.”

Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Company common stock will be treated as a distribution, or as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of a Non-U.S. Holder’s Company common stock does not qualify as a sale or exchange, the Non-U.S. Holder will be treated as receiving a distribution from the Company, which distribution will be treated as a dividend to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Assuming such dividends are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the U.S., the gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless the Non-U.S. Holder is eligible for a reduced rate of withholding under an applicable income tax treaty and the Non-U.S. Holder provides proper certification of such eligibility to the Company. Dividends received by a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty between the U.S. and such Non-U.S. Holder’s country of residence, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S.) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such Non-U.S. Holder’s country of residence.

Distributions in excess of the Company’s current or accumulated earnings and profits generally will be treated as a return of capital that will be applied against and reduce the Non-U.S. Holder’s basis in its shares of Company common stock (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Company Common Stock” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Company Common Stock

If the redemption of a Non-U.S. Holder’s Company common stock qualifies as a sale or exchange of such shares, the Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty between the U.S. and such Non-U.S. Holder’s country of residence, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S.), in which case the Non-U.S. Holder will generally be required to pay tax on the gain (net of applicable deductions or credits) under regular U.S. federal income tax rates generally applicable to U.S. persons, and in the case of a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such Non-U.S. Holder’s country of residence;

•        the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the redemption occurs and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such Non-U.S. Holder’s country of residence) on the net gain derived from the redemption, which gain may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns reporting those losses; or

•        The Company common stock is a “U.S. real property interest” by reason of the Company’s status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes during the five-year period preceding such redemption (or the Non-U.S. Holder’s holding period, if shorter). The Company does not believe that it is or has been a USRPHC and, even if the Company is or was a USRPHC, sales of Company common stock generally will not be subject to tax for a Non-U.S. Holder that has not held more than 5% of the Company common stock, actually or constructively, during the five-year period preceding such Non-U.S. Holder’s redemption (or the Non-U.S. Holder’s holding period, if shorter).

FATCA Reporting

In accordance with Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), a 30% U.S. federal withholding tax may apply to any redemption treated as a dividend paid to (i) a “foreign financial institution” (as specifically defined in FATCA), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its U.S. “account” holders (as specifically defined in FATCA) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of FATCA to a redemption of Company common stock.

Information Reporting and Backup Withholding

Proceeds received in connection with a redemption of Company common stock may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a person’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

INFORMATION ABOUT THE COMPANY

General

We are a blank check company formed in October 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, with one or more businesses or assets, which we refer to as our initial business combination. Prior to our entering into the Merger Agreement, we sought to capitalize on the significant insurance experience and contacts of John M. Butler, our President and Chief Executive Officer, Daniel G. Cohen, the Chairman of our board of directors, and the other members our board of directors to identify, evaluate and acquire a business providing insurance or insurance related services, with particular emphasis on insurance distribution businesses, regulated insurance or reinsurance businesses, and insurance related technology businesses.

The registration statement for our IPO was declared effective on September 2, 2020. On September 8, 2020, we consummated the IPO of 23,000,000 units generating gross proceeds of $230,000,000. Each unit consisted of one share of our common stock and one-third of one warrant where each whole warrant entitles the holder to purchase one share of our common stock. Simultaneously with the closing of the IPO, we consummated the sale of 540,000 Placement Units at a price of $10.00 per unit in a Private Placement to our Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters for the IPO, generating gross proceeds of $5,400,000. Our Initial Stockholders hold an aggregate of 7,846,667 shares of our Class B common stock, all of which were issued in private placements prior to our IPO.

Following the closing of the IPO on September 2, 2020, an amount of $230,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the Placement Units was placed in a Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the consummation of a business combination, (ii) the redemption of any Public Shares in connection with a stockholder vote to amend our charter (A) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete a business combination by our Business Combination Outside Date or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or (iii) the distribution of the Trust Account, if we are unable to complete a business combination within the combination period or upon any earlier liquidation of us.

As of September 30, 2020, there was $230,001,386 held in the Trust Account and $690,971 held outside the Trust Account. As of September 30, 2020, no funds have been withdrawn from the Trust Account for our franchise and income taxes.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations prior to the Merger. We intend to pay certain expenses incurred in connection with the Merger and related transactions using cash held in our Trust Account, and issue authorized but unissued shares of our common stock in respect of the Closing Date Merger Consideration. If any of the funds released from the Trust Account are not used to fund the fees and expenses relating to the Merger and other transactions contemplated by the Merger Agreement, or to fund redemptions of our common stock, they will be used for general corporate purposes of New Metromile, which may include repayment of indebtedness.

Selection of a Target Business and Structuring of our Initial Merger

Nasdaq rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors determined that the enterprise value of Metromile equaled or exceeded 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing of the Merger Agreement.

Redemption Rights for Holders of Public Shares

We are providing our public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the consummation of the Merger at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Merger, including any amounts representing deferred underwriting commissions and interest earned on the Trust Account (net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account is approximately $10.00 per public share (based on the Trust Account balance as of October 31, 2020). There will be no redemption rights upon the consummation of our initial business combination with respect to our warrants. The Initial Stockholders, our officers and directors and Cantor have agreed to waive their redemption rights with respect to their Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a business combination, (ii) in connection with a stockholder vote to amend our charter to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination by our Business Combination Outside Date and (iii) if we fail to consummate a business combination by our Business Combination Outside Date or if we liquidate prior to our Business Combination Outside Date. The Initial Stockholders and our directors and officers have also agreed to waive their redemption rights with respect to Public Shares in connection with the consummation of a business combination and in connection with a stockholder vote to amend our charter to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination by our Business Combination Outside Date. However, the Initial Stockholders and our directors and officers will be entitled to redemption rights with respect to any Public Shares held by them if we fail to consummate a business combination or liquidate by our Business Combination Outside Date. Cantor will have the same redemption rights as a public stockholder with respect to any Public Shares it acquires.

Submission of Our Initial Business Combination to a Stockholder Vote

We are providing our public stockholders with redemption rights upon consummation of the Merger. Public stockholders electing to exercise redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus under “Special Meeting of Company Stockholders — Redemption Rights and Procedures.” Unlike many other blank check companies, our public stockholders are not required to vote against the Merger in order to exercise redemption rights. If the Merger is not completed, then public stockholders electing to exercise redemption rights will not be entitled to redeem the shares of common stock and will not receive payment for any shares they elected to redeem.

Our Initial Stockholders have agreed to vote any shares of our common stock owned by them in favor of the Merger.

Limitation on Redemption Rights

Notwithstanding the foregoing, our charter provides that a public stockholder, together with its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from exercising redemptions with respect to more than an aggregate of 20% of the shares sold in our IPO.

Employees

We currently have no full time employees and do not intend to have any full time employees prior to consummation of the Merger. Each of our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Merger.

Management

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Title
Daniel G. Cohen	51	Chairman of the Board
John M. Butler	44	President and Chief Executive Officer
Joseph W. Pooler, Jr.	55	Chief Financial Officer and Treasurer
John C. Chrystal	62	Director
Sheila Nicoll	65	Director
Andrew Hohns	42	Director
Sasson Posner	57	Director

Daniel G. Cohen has served as the Chairman of our board of directors since January 2019, as the Chairman of the board of directors of INSU Acquisition Corp. III, a special purpose acquisition company, since October 2020, as the Chief Executive Officer of FinTech Acquisition Corp. IV, a special purpose acquisition company, since May 2019 and as the Chief Executive Officer of FinTech Acquisition Corp. V, a special purpose acquisition company, since October 2020. Mr. Cohen previously served as Chief Executive Officer of FinTech Acquisition Corp. III from March 2017 until October 2020 and as Chairman of the board of directors of Insurance Acquisition Corp. from December 2018 until October 2020. Since February 21, 2018, Mr. Cohen has served as the Chairman of the board of directors and of the board of managers of Cohen & Company, LLC, and has, since September 16, 2013, served as the President and Chief Executive of the European Business of Cohen & Company Inc. (NYSE: COHN), a financial services company with approximately $2.63 billion in assets under management as of June 30, 2020, and as President, a director and the Chief Investment Officer of Cohen & Company Inc.’s indirect majority owned subsidiary, Cohen & Company Financial Limited (formerly known as EuroDekania Management Limited), a Financial Conduct Authority regulated investment advisor and broker dealer focusing on the European capital markets (“CCFL”). Mr. Cohen served as Vice Chairman of the board of directors and of the board of managers of Cohen & Company, LLC from September 16, 2013 to February 21, 2018. Mr. Cohen served as the Chief Executive Officer and Chief Investment Officer of Cohen & Company Inc. from December 16, 2009 to September 16, 2013 and as the Chairman of the board of directors from October 6, 2006 to September 16, 2013. Mr. Cohen served as the executive Chairman of Cohen & Company Inc. from October 18, 2006 to December 16, 2009. In addition, Mr. Cohen served as the Chairman of the board of managers of Cohen & Company, LLC from 2001 to September 16, 2013, as the Chief Investment Officer of Cohen & Company, LLC from October 2008 to September 16, 2013, and as Chief Executive Officer of Cohen & Company, LLC from December 16, 2009 to September 16, 2013. Mr. Cohen served as the Chairman and Chief Executive Officer of J.V.B. Financial Group, LLC (formerly C&Co/PrinceRidge Partners LLC), Cohen & Company Inc.’s indirect broker dealer subsidiary (“JVB”), from July 19, 2012 to September 16, 2013. He has been the Chairman of The Bancorp Inc. (“Bancorp”) and Chairman of the Executive Committee of Bancorp’s board of directors since its inception in 1999. Mr. Cohen is Vice-Chairman of Bancorp Bank’s board of directors and Chairman of its Executive Committee. He had previously been Chairman of Bancorp Bank’s board of directors from September 2000 to November 2003 and, from July 2000 to September 2000, had been Bancorp Bank’s Chief Executive Officer. Mr. Cohen served as a director and Chief Executive Officer of FinTech Acquisition Corp. II from May 2015 until July 2018. He previously served as a director of FinTech Acquisition Corp. I (“FinTech I”) from November 2013 until July 2016, as FinTech I’s President and Chief Executive Officer from August 2014 until July 2016, and as FinTech I’s Executive Vice President from July 2014 through August 2014. He previously served as Chief Executive Officer of RAIT Financial Trust (“RAIT”) from December 2006, when it merged with Taberna Realty Finance Trust (“Taberna”), to February 2009, and served as a trustee from the date RAIT acquired Taberna until his resignation from that position in February 2010. Mr. Cohen was Chairman of the board of trustees of Taberna from its inception in March 2005 until its December 2006 acquisition by RAIT, and its Chief Executive Officer from March 2005 to December 2006. Mr. Cohen served as a director of Star Asia, a joint venture investing in Asian commercial real estate, from February 2007 to February 2014 and as a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations, from April 2007 to June 2011. Mr. Cohen is a member of the Academy of the University of Pennsylvania, a member of the Visiting Committees for the Humanities and a member of the Paris Center of the University of Chicago. Mr. Cohen is also a Trustee of the List College Board of the Jewish Theological

Seminary, a member of the board of the Columbia Global Center in Paris, a Trustee of the Paideia Institute and a Trustee of the Arete Foundation. Our board has determined that Mr. Cohen’s extensive experience in the financial services industry generally, as well as extensive experience in operating financial services companies in a public company environment, qualifies him to serve as a member of our board of directors.

John M. Butler has been our Chief Executive Officer and President since January 2019 and has served as the Chief Executive Officer and President of INSU Acquisition Corp. III, a special purpose acquisition company, since October 2020. Mr. Butler previously served as Chief Executive Officer and President of Insurance Acquisition Corp. from March 2018 until October 2020. Since October 2017, Mr. Butler has served as Head of U.S. Insurance Debt Strategy and Global ILS Platform for Cohen & Company, LLC. Before that, from October 2012 to October 2017, Mr. Butler worked for Twelve Capital AG, a European asset manager specializing in investment in the insurance sector, where he served in various roles including Managing Partner & Head of Investment Management. From January 2010 to September 2012, Mr. Butler worked as Senior Underwriter managing the International Catastrophe and Terrorism reinsurance portfolios of Hannover Re Bermuda Ltd, a reinsurance company, and before that, from August 2002 to October 2009, he served in various roles with White Mountains Re, a reinsurance company. Mr. Butler began his career in 1997 as a Marine Underwriting Assistant at The Imperial Fire & Marine Re-Insurance Company. On a non-executive basis, since June 2020, Mr. Butler has served as Vice Chair of the Board of TCI Re, a reinsurance company headquartered in Puerto Rico, and since February 2020, he has held an advisory board position with Kovrr Inc., an Israel based insurance cyber risk analytics technology company. Mr. Butler holds an honors degree in Law from the University of London, is an Associate of the Chartered Insurance Institute of the UK, a member of the Insurance Institute of Ireland and is qualified as a Chartered Insurer.

Joseph W. Pooler, Jr., has served as our Chief Financial Officer and Treasurer since July 2020 and has served as the Chief Financial Officer and Treasurer of INSU Acquisition Corp. III, a special purpose acquisition company, since October 2020. He previously served as Chief Accounting Officer and Treasurer of Insurance Acquisition Corp., a special purpose acquisition company, from March 2018 to October 2020. He has served as Executive Vice President, Chief Financial Officer and Treasurer of Cohen & Company Inc. since December 2009, as Cohen & Company, LLC’s Chief Financial Officer since November 2007 and as Chief Administrative Officer since May 2007. From July 2006 to November 2007, Mr. Pooler also served as Senior Vice President of Finance of Cohen & Company, LLC. From November 2007 to March 2009, Mr. Pooler also served as Chief Financial Officer of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations. Prior to joining Cohen & Company, LLC, from 1999 to 2005, Mr. Pooler held key management positions at Pegasus Communications Corporation (now known as The Pegasus Companies, Inc. (OTC: PEGX)), which operated in the direct broadcast satellite television and broadcast television station segments. While at Pegasus, Mr. Pooler held various positions including Chief Financial Officer, Principal Accounting Officer and Senior Vice President of Finance. From 1993 to 1999, Mr. Pooler held various management positions with MEDIQ, Incorporated, including Corporate Controller, Director of Operations and Director of Sales Support.

Independent Directors

John C. Chrystal has served as a director since September 2020. He previously served as a director of Insurance Acquisition Corp., a special purpose acquisition company, from March 2018 to October 2020. He has served as a director of Bancorp and the Bancorp Bank since 2013, and he previously served as Interim Chief Executive Officer of Bancorp, and President of the Bancorp Bank, from January 2016 to June 2016. Mr. Chrystal has served as an independent director of MoneyLion, Inc. (a privately held financial wellness and consumer lending platform) since November 2016; an independent director of Regatta Loan Management LLC (a privately held, SEC-registered Investment Adviser) since 2015; and an independent director of the Trust for Advised Portfolios (a mutual fund series trust focused on multiple asset classes) since 2010. Mr. Chrystal was an independent director of Morgan Stanley Derivative Products, Inc. (an entity providing credit enhancement for select derivative transactions) from 2010 to 2017. Mr. Chrystal was an independent director of Javelin Mortgage Investments, Inc. (a mortgage real estate investment trust) from 2012 through its sale in 2016. From 2009 to 2012, Mr. Chrystal was a Managing Member of Bent Gate Advisors, LLC (a firm providing strategic advice to financial institutions); from 2005 through 2008 was the Chief Risk Officer of DiMaio Ahmad Capital (an investment management firm focused on corporate credit markets) and from 1993 to 2005 was a Managing Director with multiple Credit Suisse entities, with oversight of asset management and financial product functions. Our board has determined that Mr. Chrystal’s extensive experience in the financial services industry generally, as well as extensive experience in operating financial services companies in a public company environment, qualifies him to serve as a member of our board of directors.

Sheila Nicoll has served as a director since September 2020. Ms. Nicoll has over 40 years of experience in the insurance/reinsurance industry, of which the last 12 have been with the Bermuda operations of the Sirius International Insurance Group (Nasdaq: SG), including serving as Chief Operating Officer for Sirius Bermuda Insurance Company since September 2016. Prior to joining Sirius she was the President of Olympus Reinsurance Company Ltd. from its formation in December 2001 until it went into run-off in 2008. Her career has included working in the London market as a Lloyd’s broker, in New York providing run-off services and in Bermuda as a senior broker for Johnson & Higgins and then Marsh & McLennan when it acquired J&H. Since September 2010, she has also served as Chairman of Argus Group Holdings Limited, an insurance and financial services company listed on the Bermuda Stock Exchange, and serves as a member of the Risk Committee and the People, Compensation & Governance Committee. Ms. Nicoll is a Fellow of the Chartered Institute of Insurance (FCII) and holds an MA in Chemistry from Oxford University. Our board has determined that Ms. Nicoll’s decades of experience in the insurance and reinsurance industries makes her a valuable addition to the board of directors.

Andrew Hohns has served as a director since September 2020. Since April 2020, Dr. Hohns has served as founding member and Chief Executive Officer of Newmarket Investment Management, a registered investment advisor managing capital on behalf of institutional investors worldwide, targeting investments in structured opportunities sourced from a global network of banks and financial institutions. Newmarket was established in 2020 to acquire and assume management of Mariner Investment Group’s International Infrastructure Finance Company (IIFC) strategy, a platform co-founded by Dr. Hohns in 2013. Since the establishment of IIFC, Dr. Hohns has overseen transaction structuring and negotiation for more than $20 billion of notional risk transfer. He is a regular speaker at various industry conferences, with special expertise in topics related to infrastructure, securitization, socially responsible investment, impact investment, and development finance. Prior to joining Mariner, Dr. Hohns was a Managing Director at Cohen & Company. Dr. Hohns serves as Commissioner on the U.S. Semiquincentennial Commission and as a member of the Board of Directors of UNICEF USA. Dr. Hohns holds a BS in Economics from the Wharton School at the University of Pennsylvania, a Masters in Liberal Arts from the School of Arts and Sciences at the University of Pennsylvania, and a PhD in Applied Economics and Managerial Sciences from the Wharton School at the University of Pennsylvania. Our board has determined that Dr. Hohns’ experience in the financial services industry qualifies him to serve as a member of our board of directors.

Sasson Posner has been a director since September 2020. He previously served as a director of Insurance Acquisition Corp., a special purpose acquisition company, from July 2018 to October 2020. Since April 2016, Mr. Posner has been a managing director at Young America Capital, a broker/dealer, and an advisor for Extraordinary Re, a startup (re)insurance risk trading platform. Since December 2017 Mr. Posner has served as senior advisor for Teneo Cobbs Allen, a joint venture between Teneo, a global CEO advisory firm, and Cobbs Allen, a risk management firm, providing alternative risk financing services, and insurance advisory and brokerage services to its corporate clients. Prior to that, from February 2012 to February 2016, Mr. Posner was a Managing Director at Deutsche Bank in the Pension & Insurance Risk Markets group, and from March 2006 to February 2012, a Senior VP mostly, with the Structured Sales team. Prior to Deutsche Bank, from 2003 to 2006, Mr. Posner was a Senior VP at Willis Re’s Capital Markets group, the reinsurance division of Willis Group, the predecessor of Willis Towers Watson, an advisory and brokering company. From 1998 to 2000, Mr. Posner was at Lehman Brothers/Lehman Risk Advisors where he was a Senior VP and originated and structured insurance related opportunities for Lehman Re, a Bermudian reinsurer wholly owned by Lehman Brothers. From 1995 to 1998, prior to Lehman Brothers, and upon graduating from the University of Chicago Graduate School of Business, Mr. Posner began his reinsurance career as reinsurance underwriter at Centre Re, a finite reinsurance company. Our board has determined that Mr. Posner’s extensive experience in the financial services industry generally, and the (re)insurance industry in particular, qualifies him to serve as a member of our board of directors.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Messrs. Chrystal, Posner and Hohns and Ms. Nicoll are independent directors under the Nasdaq rules and Rule 10A-3 of the Exchange Act.

Number and Terms of Office of Officers and Directors

Under our charter, our board of directors is currently divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. The term of office of the first class of directors, consisting of, Daniel G. Cohen and John C. Chrystal, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Sasson Posner, Andrew Hohns and Sheila Nicoll, will expire at the second annual meeting of stockholders.

Board of Directors and Committees

Prior to the consummation of our IPO, our board of directors formed an Audit Committee and Compensation Committee.

During the fiscal year ended December 31, 2019, our board of directors did not hold any meetings. During the fiscal year ending December 31, 2020, our board of directors held three meetings, our Audit Committee held one meeting and our Compensation Committee did not hold any meetings. Each of our directors attended at least 75% of their respective board and committee meetings. We do not have a policy regarding director attendance at annual meetings, but encourage the directors to attend if possible.

Audit Committee

The rules of Nasdaq and Section 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. We have established an Audit Committee of the board of directors, which consists of Messrs. Chrystal, Posner and Hohns, all of whom meet the independent director standard under Nasdaq’s listing rules and under Rule 10A-3(b)(1) of the Exchange Act. Mr. Chrystal serves as Chairman of our Audit Committee.

The Audit Committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor our annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Annual Report on Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Expert on Audit Committee

The Audit Committee will at all times be composed exclusively of independent directors who are “financially literate” as defined under Nasdaq’s listing rules. The Nasdaq listing rules define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to the Nasdaq Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. We have determined that Mr. Chrystal satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

We have established a Compensation Committee of the board of directors, which consists of Messrs. Posner and Hohns, each of whom meets the independent director standard under Nasdaq’s listing rules and under Rule 10A-3(b)(1) of the Exchange Act. Mr. Posner serves as Chairman of our Compensation Committee.

The Compensation Committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation, if any, of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement;

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

•        monitoring compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

The Compensation Committee Charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Other Board Committees

Our board of directors intends to establish a nominating committee upon consummation of the Merger. At that time, our board of directors intends to adopt a charter for this committee. See the section entitled “Management Following the Merger” for additional information. Prior to such time, our independent directors will address any nominations process, as required by Nasdaq.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. We will make a printed copy of our code of conduct and ethics available to any stockholder who so requests. Requests for a printed copy may be directed to us as follows: INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, PA, 19104 Attention: Secretary.

Conflicts of Interest

In general, officers and directors of a Delaware corporation are required to present business opportunities to the corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Our amended and restated certificate of incorporation provides, however, that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply to us or any of our officers or directors or in circumstances that would conflict with any current or future fiduciary duties or contractual obligations.

Accordingly, if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present the opportunity to such entity prior to presenting the opportunity to us or, if he or she is subject to a non-compete obligation that includes business opportunities, he or she may be prohibited from referring such opportunity to us. Below is a table summarizing the companies to which our officers and directors owe fiduciary obligations that could conflict with their fiduciary obligations to us, all of which may have to (i) be presented appropriate potential target businesses by our officers or directors, and (ii) reject the opportunity to acquire such potential target business, before the opportunity may be presented to us:

Individual	Entity	Affiliation
Daniel G. Cohen	The Bancorp, Inc. Cohen & Company, Inc. J.V.B. Financial Group, LLC FinTech Acquisition Corp. IV FinTech Acquisition Corp. V INSU Acquisition Corp. III	Chairman Chairman Affiliate Chief Executive Officer Chief Executive Officer Chairman
John C. Chrystal	The Bancorp, Inc. MoneyLion, Inc. Regatta Loan Management LLC Trust for Advised Portfolios	Director Director Director Director
John M. Butler	Cohen & Company, Inc.	Head of U.S. Insurance Debt Strategy and Global ILS Platform of Cohen & Company LLC
	INSU Acquisition Corp. III	President and Chief Executive Officer
	TCI Re	Vice Chairman
	Kovrr Inc.	Advisory Board
Joseph W. Pooler, Jr.	Cohen & Company, Inc.	Executive Vice President, Chief Financial Officer and Treasurer; Chief Financial Officer and Chief Administrative Officer of Cohen & Company LLC
	INSU Acquisition Corp III	Chief Financial Officer and Treasurer

Individual	Entity	Affiliation
Sasson Posner	Young America Capital Extraordinary Re Teneo Cobbs Allen Interamind Ltd.	Managing Director Advisor Senior Advisor Director
Sheila Nicoll	Sirius Bermuda Insurance Company Argus Group Holdings Limited	Chief Operating Officer Non-Executive Chairman
Andrew Hohns	Newmarket Investment Management	Chief Executive Officer

Each of Messrs. Cohen and Chrystal is a director of Bancorp, a financial holding company, and its subsidiary bank, Bancorp Bank, which provide banking and other financial services, including prepaid and debit cards, private label banking, healthcare accounts and merchant card processing. As such, each of them is required to present corporate opportunities relating to the current business of Bancorp and Bancorp Bank, as well as businesses that may be undertaken by a financial holding company under federal banking law, prior to presenting them to us.

Mr. Cohen is also an executive of FinTech IV and FinTech V and an executive and/or director of Cohen & Company, a financial services company specializing in credit-related fixed income investments, including fixed income sales, trading and financing, and management of fixed income assets. In addition, each of Messrs. Butler and Pooler is an executive of Cohen & Company and/or one or more of its subsidiaries. As such, each of Messrs. Cohen, Butler and Pooler is obligated to present corporate opportunities relating to such businesses to the respective companies prior to presenting those opportunities to us.

Messrs. Cohen and Chrystal are affiliated with Bancorp and Messrs. Cohen, Butler and Pooler are affiliated with Cohen & Company. These relationships may influence the roles taken by our officers and directors with respect to us. In particular, one of our directors or officers may be less likely to object to a course of action with respect to our activities because it may jeopardize his or her relationships with the others.

We do not believe that any of the foregoing pre-existing fiduciary duties will materially affect our ability to consummate our initial business combination.

Mr. Cohen manages several investment vehicles. Mr. Cohen or his affiliates may compete with us for acquisition opportunities. If these vehicles decide to pursue any such opportunity, we may be precluded from procuring such opportunities. In addition, investment ideas generated by Mr. Cohen may be suitable for both us and for a Cohen investment vehicle and may be directed to Mr. Cohen or such investment vehicle rather than to us. Neither Mr. Cohen nor members of our management team who are also employed by certain affiliates of Mr. Cohen have any obligation to present us with any opportunity for a potential business combination of which they become aware, unless presented to such member solely in his or her capacity as an officer of the company. Mr. Cohen and/or our management, in their capacities as employees of Cohen affiliates or in their other endeavors, may be required to present potential business combinations to the related entities described above, current or future Cohen investment vehicles, or third parties, before they present such opportunities to us.

Each of our sponsor, officers and directors may become involved with subsequent blank check companies similar to our company. As a result, our sponsor, officers or directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other blank check company with which they may become involved. In particular, an affiliate of our sponsor is currently sponsoring other blank check companies, such as FinTech IV, which is seeking to complete a business combination. Several of our officers and directors are officers and/or directors of one or more of these entities. Any such companies may present additional conflicts of interest in pursuing an acquisition target.

Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers and directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        Each of the holders of the Founder Shares and Placement Units, including Cantor, has agreed that his, her or its Founder Shares and Placement Shares, as applicable, will be subject to transfer restrictions and that he, she or it will not sell or transfer such shares until the applicable forfeiture provisions no longer apply. Holders of Founder Shares and Placement Shares have agreed to waive their redemption rights with respect to their Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a business combination, (ii) in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within 18 months from the completion of the IPO and (iii) if we fail to consummate a business combination within the 18 months period or if we liquidate prior to the expiration of the 18 month period. The Initial Holders have also agreed to waive their redemption rights with respect to Public Shares in connection with the consummation of a business combination and in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within the 18 month period. However, our Initial Holders will be entitled to redemption rights with respect to any Public Shares held by them if we fail to consummate a business combination or liquidate within the 18 month period. Cantor will have the same redemption rights as a public stockholder with respect to any Public Shares it acquires. To the extent our holders of Founder Shares or Placement Shares transfer any of these securities to certain permitted transferees, such permitted transferees will agree, as a condition to such transfer, to waive these same redemption rights. If we do not complete our initial business combination within such 18 month period, the portion of the proceeds of the sale of the Placement Units placed into the Trust Account will be used to fund the redemption of our Public Shares. There will be no redemption rights or liquidating distributions with respect to our Founder Shares, Placement Shares or Placement Warrants, which will expire worthless if we do not consummate an initial business combination within 18 months of the completion of the IPO.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officer and director was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Our sponsor, officers and directors may participate in the formation of, or become an officer or director of, any other blank check company prior to completion of our initial business combination. As a result, our sponsor, officers or directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other blank check company with which they may become involved. However, we do not believe that any potential conflicts would materially affect our ability to complete our initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with holders of Founder Shares, our officers or directors or their affiliates. Additionally, we are not prohibited from partnering, submitting joint bids, or entering into any similar transaction with holders of Founder Shares, our officers or directors and their affiliates, in the pursuit of an initial business combination. The interests of our partners in any such transaction may differ materially from ours. If we seek to complete an initial business combination with such a company or we partner with such related persons in our pursuit of an initial business combination, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm, and reasonably acceptable to Cantor, as representative of the underwriters, that such an initial business combination is fair to our stockholders from a financial point of view. Furthermore, in no event will these related persons be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination other than (i) repayment of loans made to us prior to the IPO by an affiliate of Insurance Acquisition Sponsor II, LLC to cover offering-related and organization expenses, (ii) repayment of any incremental loans which our sponsor or one of its affiliates may make to finance transaction costs in connection with an intended initial business combination up to a maximum of $750,000 (provided that if we do not consummate an initial business combination, we may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment) and (iii) at the closing of our initial business combination, a customary advisory fee to an affiliate of our sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided. Commencing on September 3, 2020, we pay an amount equal to $20,000 per month to our sponsor or its affiliate for office space, administrative and shared personnel support services.

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

In the event that we submit our initial business combination to our public stockholders for a vote, our sponsor and each of our Initial Stockholders has agreed to vote their Founder Shares, Placement Shares and any Public Shares held by them in favor of our initial business combination. As of the date of this proxy statement/prospectus, our Initial Stockholders, executive officers and directors own approximately 26.4% of our issued and outstanding shares of common stock, including all of the Founder Shares.

Executive Compensation

Compensation Discussion and Analysis

None of our executive officers or directors has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, executive officers and directors, or any entity with which they are affiliated, for services rendered prior to or in connection with the consummation of an initial business combination other than (i) repayment of loans made to us prior to September 2, 2020 by an affiliate of Insurance Acquisition Sponsor II, LLC to cover offering-related and organization expenses, (ii) repayment of loans that our Sponsor or one of its affiliates may make to finance transaction costs in connection with an intended initial business combination (provided that if we do not consummate an initial business combination, we may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment), (iii) payments to our Sponsor or its affiliate of a total of $20,000 per month for office space, administrative and shared personnel support services, (iv) at the closing of our initial business combination, a customary advisory fee to an affiliate of our Sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided, and (v) to reimburse for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Our Audit Committee must approve all payments in excess of $5,000 to be made to any initial holder, our Sponsor, our directors and officers or our or their affiliates.

After the consummation of our initial business combination, directors or members of our management team who remain in one of those capacities may be paid director, consulting, management or other fees from New Metromile with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business although we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Independent Auditors’ Fees

The firm of Grant Thornton, LLP, which we refer to as GT, acts as our independent registered public accounting firm. The following is a summary of fees paid or to be paid to GT for services rendered. GT will not act as the independent registered public accounting firm for New Metromile after Closing.

Audit Fees

Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by GT in connection with regulatory filings. The aggregate fees billed by GT for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the year ended December 31, 2019 and the period ended December 31, 2018 totaled $26,250, respectively. The above amounts include interim procedures and audit fees, as well as attendance at Audit Committee meetings.

Audit-Related Fees

Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay GT for consultations concerning financial accounting and reporting standards during the year ended December 31, 2019 and the period ended December 31, 2018.

Tax Fees

We did not pay GT for tax planning and tax advice for the year ended December 31, 2019 and the period ended December 31, 2018.

All Other Fees

We did not pay GT for other services for the year ended December 31, 2019 and the period ended December 31, 2018.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee was formed upon the consummation of the IPO. As a result, the Audit Committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our Audit Committee were approved by our board of directors. Since the formation of our Audit Committee, and on a going-forward basis, the Audit Committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

Legal Proceedings

On December 17, 2020, a purported shareholder of INSU (the “Plaintiff”) commenced a putative class action (captioned Dan Li v. INSU Acquisition Corp. II., et al., (Index No. 657106/2020, Sup. Ct. N.Y. Cnty. 2020)) against INSU and its board of directors in the Supreme Court of the State of New York, New York County. The Plaintiff alleges that the board members, aided and abetted by INSU, breached their fiduciary duties by entering into the Merger Agreement with Metromile. The Plaintiff alleges that the Merger Agreement undervalues INSU, was the result of an improper process and that INSU’s disclosure concerning the proposed merger is inadequate. As a result of these alleged breaches of fiduciary duty, the Plaintiff seeks, among other things, to enjoin the Merger or, in the event it is consummated, an award of rescissory damages. INSU believes the claim is without merit and intends to defend itself vigorously. Metromile is not party to this litigation.

Periodic Reporting and Audited Financial Statements

The Company has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, the Company’s annual reports contain financial statements audited and reported on by Company’s independent registered public accounting firm. The Company has filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

References in this “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company,” “us,” “our” or “we” refer to INSU Acquisition Corp. II.

Overview

We are a blank check company incorporated in October 2018 as a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to use cash from the proceeds of our IPO and the Private Placement, our capital stock, debt or a combination of cash, stock and debt to effectuate our initial business combination. We have until our Business Combination Outside Date to consummate our initial business combination. If we do not consummate the Merger or another business combination by our Business Combination Outside Date, we will distribute the aggregate amount then on deposit in the Trust Account pro rata to our public stockholders and cease all operations except for the purposes of winding up our affairs.

Recent Events

On November 24, 2020 we entered into the Merger Agreement, which provides for our business combination with Metromile pursuant to the Merger. See the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement” for additional information.

Results of Operations

We have not generated any revenues to date. Our only activities from inception to date were organizational activities, those necessary to prepare for the IPO, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

Upon the consummation of our IPO on September 8, 2020, we deposited $230,000,000 of the net proceeds of our IPO and Private Placement into the Trust Account. Funds in the Trust Account are invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, or the Investment Company Act, and that invest only in in direct U.S. government obligations. Following our IPO and prior to the proposed Merger, we have generated, and expect to continue to generate, non-operating income in the form of interest income on cash and marketable securities held in the Trust Account. We expect to incur increased operating expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses relating to an initial business combination.

For the year ended December 31, 2019, we had a net loss of $976, which consisted of operating costs.

For the period from October 11, 2018 (inception) through December 31, 2018, we had a net loss of $148, which consisted of formation costs.

For the nine months ended September 30, 2020, we had a net loss of $83,615, which consisted of operating costs of $85,001, offset by interest income on marketable securities held in the Trust Account of $1,386.

We had minimal activity for the nine months ended September 30, 2019. Accordingly, the results of operations for the nine months ended September 20, 2019 are not presented.

Liquidity and Capital Resources

Until the consummation of our IPO on September 8, 2020, our only source of liquidity was the sale of the Founder Shares to our Sponsor and certain of our Initial Stockholders for an aggregate purchase price of $25,000, and monies loaned to us by an affiliate of our Sponsor to fund organizational costs and expenses in connection with our IPO.

On September 8, 2020, we consummated the IPO of 23,000,000 units, which included the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 units, at $10.00 per unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the IPO, we consummated the sale of 540,000 Placement Units to the Sponsor and Cantor at a price of $10.00 per unit, generating gross proceeds of $5,400,000.

Following the IPO and the sale of the Placement Units, a total of $230,000,000 was placed in the Trust Account and we had $963,727 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. We incurred $14,233,916 in transaction costs related to the IPO, including $4,000,000 of cash underwriting fees, $9,800,000 of deferred underwriting fees and $433,916 of other offering costs.

For the nine months ended September 30, 2020, cash used in operating activities was $300,113, which was comprised of our net loss of $83,615, interest earned on marketable securities held in the Trust Account of $1,386 and changes in operating assets and liabilities, which used $215,112 of cash for operating activities.

We had minimal activity for the nine months ended September 30, 2019. Accordingly, we have not presented cash used in operating activities for the nine months ended September 20, 2019.

As of September 30, 2020, we had marketable securities held in the Trust Account of $230,001,386 (including approximately $1,386 of interest income) consisting of U.S. Treasury securities with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2020, we did not withdraw any interest earned on the Trust Account.

For the year ended December 31, 2019, cash used in operating activities was zero, consisting of a net loss of $976, changes in operating assets and liabilities provided $976 of cash from operating activities.

For the period ended December 31, 2018, cash used in operating activities was zero, consisting of a net loss of $148, changes in operating assets and liabilities provided $148 of cash from operating activities.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less amounts released to us to pay taxes and deferred underwriting commissions) to consummate our business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At September 30, 2020, we had cash of $690,971 held outside the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, production facilities or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital requirements or finance transaction costs in connection with a business combination, our Sponsor or one of its affiliates has committed to loan us funds as may be required up to a maximum of $750,000, and may, but is not obligated to, loan us additional funds to fund our additional working capital requirements and transaction costs. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Placement Warrants, at a price of $1.00 per warrant at the option of the lender.

We do not believe we will need to raise additional funds in order to meet the expenditures required to identify and acquire a target business. However, if our estimate of the costs of undertaking due diligence investigations and negotiating a business combination is less than the actual amount necessary to do so, we may have insufficient funds available to pursue and consummate our business combination. Moreover, we may need to obtain additional financing if we become obligated to redeem a significant number of our Public Shares upon consummation of our business combination, in which case we may issue additional securities or incur debt. Subject to compliance with applicable securities laws, we would only obtain such financing simultaneously with the consummation of our business combination.

Off-balance sheet financing arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $20,000 for office space, administrative and shared personnel support services to the Company. We began incurring these fees on September 3, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation.

In addition, we have an agreement to pay the representative of the underwriters a deferred fee of $9,800,000. The deferred fee will become payable to the underwriters’ representative from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common stock subject to possible redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheets.

Net loss per common share

We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing net income, less income attributable to Class A redeemable common stock, by the weighted average number of Class A and Class B non-redeemable common stock outstanding for the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO and the Private Placement, including amounts held in the Trust Account, are invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Due to the short-term nature of these investments, we do not believe there is any associated material exposure to interest rate risk.

INFORMATION ABOUT METROMILE

Throughout this section, unless otherwise noted “we”, “us”, “our” and the “Company” refer to Metromile and its consolidated subsidiaries.

Overview

We started Metromile based on the simple observation that the physical world is being increasingly digitized, that this digital data can be used to better estimate the future, and that the best opportunity to create value for everyday customers in an increasingly predictable world is to reinvent insurance, one of the largest and most important global markets.

At its core, insurance financially protects the insured customer from the occurrence of specific future events. If these events can be more accurately estimated, using data and data science, then the insurance provided can be more accurately priced — lower likelihood events would cause the price of insurance to go down and higher likelihood events would cause the price of insurance to go up. The proliferation of sensor data, from cars, mobile phones, and elsewhere, means we have a greater ability to estimate the likelihood of future events and, thus, help many customers who are overpaying for insurance save money.

We founded Metromile in 2011 to realize this opportunity and tackle the broken auto insurance industry. With data science as our foundation, we offer our insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers.

Through our digitally native offering, built around the needs of the modern driver, we believe our per-mile insurance policies save our customers, on average, 47% over what they were paying their previous auto insurer. We base this belief on data our customers self-reported in 2018 with respect to premiums paid to providers before switching to Metromile.

We believe the opportunity for our personalized per-mile insurance product is significant. Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Notwithstanding the relationship between miles driven and claims, auto insurance premiums have historically been priced based on a driver’s “class” — and drivers are charged the same basic premium rate as others in their class no matter the actual miles driven. In the traditional pricing model, a driver’s age, credit score, accident history, and geography influences the premium paid more than the actual miles driven. Thus, the 35% of drivers who account for more than half the miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers. By offering auto insurance using a per-mile rate and then billing each customer monthly based on their actual miles driven, we are able to provide significant savings to the vast majority of drivers, the 65% of drivers who drive less than half the miles driven. Customers can simply use their connected car or use a Metromile Pulse device (“The Pulse”) to share their data with us — which includes miles driven, and in certain states where permitted by insurance regulators, driving habits, such as phone use, speeding, hard-braking, accelerating, cornering, and location. Our customers are able to choose when and how to drive and share this information with us to realize these data driven savings every day. See “— Our Technology Platform” for more information regarding The Pulse and data collection.

Our offering is also more appealing to the modern digital consumer beyond just the savings we offer. Customers sign up, access customer support, and file claims entirely through our mobile app. Claims are handled quickly and, in most cases, are fully automated. Our proprietary technology underpins these unique capabilities. We are built using data science at our core — we know how to acquire and unlock the predictive value of the data generated by the car, mobile phones, and elsewhere. This translates into a better experience, higher customer retention rates, lower cost of customer acquisition, less fraud, less servicing expense, and greater operating profits.

Our core technology capabilities have also unlocked a powerful new business for us — Metromile Enterprise, a cloud-based enterprise software solution for insurance carriers that provides them advanced claims automation and fraud detection tools, improving their operating margins, while earning us a share of their insurance premium as a service fee. With Metromile Enterprise already in market, we have started to realize returns on our earlier technology investments and expect to see this business help the large incumbents in the insurance industry transition into a more digital world, while helping us quickly grow our earnings.

Today, we consider ourselves a leading digital insurance platform, providing unique and advantaged products to auto insurance customers in the U.S. and auto insurance companies in the United States and globally.

The U.S. auto insurance market is massive, dominated by insurers stuck on legacy technology infrastructure who offer antiquated services. U.S. personal auto insurers write approximately $250.0 billion of premiums each year, with no carrier currently achieving more than 20% market share. We believe we are strategically positioned to succeed as industry incumbents struggle to meet the significant structural changes underway in an increasingly digital world. The advent of mobile phones has revolutionized modern mobility, while connected and autonomous technologies are drastically changing consumer relationships with vehicles. As we scale and accumulate more data, we believe that we can deliver increasingly better service, pricing and experiences for customers across all stages of the policy lifecycle.

Through our core competencies in technology and operating as a full-stack insurance carrier, we are already achieving durable margin advantages that we believe will allow us to maintain a competitive edge in pricing and generate incremental cash to invest in future growth for the years and decades ahead. We believe our focus on technology will allow us to gain efficiencies through automation and the ability to scale.

We believe our customers are loyal. We measure this, in part, by our overall net promoter score (“NPS”) of 55 and claims NPS of 75 (each as of end of the second quarter). The NPS metric is a management tool used to measure customer satisfaction and loyalty and indicates the percentage of customers rating their likelihood to recommend a product or service to a friend or colleague. After 51 days of joining Metromile, we ask each new customer the likelihood that they will recommend Metromile to a friend or colleague on a scale of 0 to 10. We also survey customers after the closure of a claim. Scores between 0-6 are considered detractors and scores between 9-10 are considered promoters. To arrive at Metromile’s NPS score in a given month, the percentage of detractors is subtracted from the percentage of promoters. Scores between 7-8 are considered passive and are counted toward the total number of respondents, thus decreasing the percentage of detractors and promoters and pushing the net score toward 0. By recommending our services to their friends and family, we believe our customers demonstrate their satisfaction and loyalty to our services. In addition to NPS, we believe that customer referrals also demonstrate customer loyalty. One out of four customers with our Ride Along app recommends our app to a friend or colleague, yielding a 25% referral rate. We believe our overall NPS of 55 and claims NPS of 75, along with our 25% referral rate through the Ride Along app demonstrate our customer satisfaction and loyalty to Metromile.

We have trained our predictive models to deliver what we believe is one of the most sophisticated pricing engines in the industry using the approximately three billion miles of customer driving data we have collected since our founding. Our data-driven approach is designed to improve the accuracy of risk-profiling customers while simultaneously reducing the likelihood of fraud and losses.

We built these models in the early days by carefully selecting our first markets, acquiring data and quickly iterating on our proprietary rating and underwriting models, building out our own customer service and claims functions, and reinventing as we gained new data and experience.

As our models have matured, we have also learned how to more efficiently and effectively acquire customers, as these models can also be applied to estimate the lifetime profitability of any potential new customer lead based on key indicators. We migrated from marketing in well-defined offline channels to using a variety of more cost-effective digital solutions for our customer funnel, where we can tailor ad targeting, content, and a quote funnel to each individual prospect.

We leverage a diverse mix of channel strategies to optimize our marketing efforts including search, display, and social marketing, as well as app acquisition, aggregators (like compare.com, The Zebra, and Everquote), our free app Ride Along (akin to a try before you buy experience) and key automotive original equipment manufacturer (“OEM”) partnerships. Our experience and financial profile equip us to excel in our next phase of growth across the United States.

We have an exciting and ambitious growth plan that we believe will help us quickly scale nationally. Our disciplined marketing strategy allows us to understand unit economics in each state before investing too far ahead of returns. Prior to initiating rapid growth in a state, we develop our rating and underwriting models, and introduce rates into the market with low marketing spend for the first few quarters as we test and measure key performance indicators. This introductory period allows us to refine our model and underwrite policies with an aim of achieving profitable growth. Once we obtain sufficient data and proof points, we accelerate marketing spend and quickly scale.

To further support our insurance customer growth, we are expanding our distribution network by partnering with leading automotive OEMs to identify low-mileage drivers. Our two existing partners are among the world’s top ten biggest car manufacturers, we aim to partner with at least eight OEMs by 2022. These partners will be able to identify a low-mileage driver 30 days after they purchase a car and offer personalized co-branded marketing to those customers, highlighting their savings and driving a significant number of new customers to Metromile. We believe this exciting channel could generate millions of leads for us in the future with a low new customer acquisition cost.

Metromile Enterprise provides additional upside in the near-term. With four active deployments and a full pipeline, this software-as-a-service (“SaaS”) business is expected to become a meaningful contributor to revenue and operating profits over the years ahead. Each customer typically signs a multi-year agreement with significant prepaid revenue and service fees, allowing the business to fund its development and growth with customer capital.

We believe we have put together one of the best leadership teams in our industry who have significant experience with top technology and insurance companies. They will help us execute our ambitious growth plans through our unique approach to insurance. We believe that we have a truly differentiated value proposition that puts customers in the driver’s seat. Through data science, we have built an impactful business that we believe will help transform the insurance industry.

Our Technology Platform

Our proprietary technology platform is a key competitive advantage. Through the collection of high frequency telematics data, we have developed a platform capable of understanding moment-by-moment driving behavior. Using data science and machine learning, we build predictive models to accurately determine the risk profiles of our customers and offer fairer, more accurate pricing.

Our customer-friendly, intuitive interface paired with The Pulse creates a seamless user experience. The Pulse device easily plugs into the diagnostic port of our customer’s car and transmits data over wireless cellular networks. The Pulse device provides visibility into customer braking behavior at each intersection, miles driven, speed, acceleration, hard-braking, cornering, and location. In addition, through our OEM partnerships, we will be able to connect directly with vehicles and stream the same sensor data without a device. The more data we collect, the better our predictive models will become, allowing us to enhance our unit economics and value to consumers.

The moment of truth for all insurers is when a customer submits a claim. In a traditional experience, a customer is required to go through many hurdles simply to get their car repaired after an accident, causing customer frustration. The fundamental cause of this high friction experience is that up to 17% of claims are fraudulent and insurers are forced to implement onerous processes and look at every claim with suspicion, where trust is eroded with the customer. Alternatively, our platform is capable of algorithmically reconstructing the accident scene and letting the majority of drivers have the claim nearly instantly approved. We create loyal customers by helping them get back on the road quickly and seamlessly.

We have been able to identify and reduce fraudulent claims by three times the rate of our industry peers. The structural costs associated with high fraud rates in the auto insurance industry are ultimately passed on to consumers. Our fraud detection advantage ultimately improves our loss ratio, which allows us to keep our costs lower and pass on additional savings to our customers.

The net result of our technology advantage is a fundamentally lower cost structure. Because premiums charged to the consumer ultimately reflect the underlying costs of the insurance business and its losses, we have developed a competitive advantage beyond our pricing model. Built from the ground-up with technology and sensors first, we have developed a durable competitive advantage with a highly efficient and streamlined operation, which we believe will yield higher returns to stockholders for years to come.

The Metromile app

From the outset, we believed the experience with an auto insurer should go beyond being a compulsory purchase, selected based solely on price. With our app, our customers benefit from rich functionality, tools, and features. Prospects are able to sign up within minutes or try Ride Along to estimate and earn more savings. Aligned with our first value of creating loyal customers, we aim to stay engaged with our customers every step of the way.

Our app increases engagement and improves our relationship with customers by providing helpful features such as street sweeping notifications to help avoid parking tickets, get walking directions to their car, and monitor their car health. Everything needed to manage a policy can be done in the app, such as viewing policy information and documents, auto insurance ID cards, monthly billing summaries, and detailed trip maps. With an always-connected vehicle, we have a 92% stolen car recovery rate.

Ride Along

We launched Ride Along to help prospects understand if they are a fit for per-mile, and to provide additional savings to prospects by demonstrating that they are also safe drivers.

The significance of this specific technology offering also lends itself to the future growth potential of our company. The Ride Along feature serves not only as a platform to provide driving insights to customers but also as a customer acquisition source, by helping estimate savings and allowing prospects to earn additional discounts through safe driving.

Our Ride Along app enables viral growth as evidenced by a 20% conversion rate for prospects who use the app, a 25% referral rate to new customers, and the fact that 11% of abandoned quoters try Ride Along, all since it was launched in the second quarter of 2020.

Metromile Enterprise

Metromile Enterprise is a cloud-based enterprise software offering for third party insurance carriers that was built on top of our sophisticated automated claims technology. The service that helps carriers automate the claims processes for both customers and claims agents while reducing the cost of fraudulent claims through advanced fraud detection features. The service works cooperatively with existing property and casualty (“P&C”) insurance enterprise software platforms and is priced based on a percentage of the insurance premium the service is used to help manage.

Our automation and fraud detection capabilities have allowed Metromile’s auto insurance claims program to detect three times more fraud than the industry average, benefiting our loss ratio, while reducing our loss adjustment expense ratio by an estimated 20% due to advanced automation. We saw an opportunity in applying these capabilities to help the broader P&C insurance industry transform and better manage their claims processes and are excited by the progress we’ve made since launching the business in 2019.

Metromile Enterprise is not just for telematics-based auto insurance programs — the software helps global P&C insurers improve customer experience and reduce claim costs across a variety of use cases in auto, home, renters, pet, workers compensation and other specialized P&C insurance programs.

This unique growing business allows us to diversify our revenue base into recurring, high-margin enterprise SaaS revenue, while actively participating in the digital transformation underway in the broader insurance markets, with minimal incremental cost. We expect continued growth from this business segment as we continue to sign and launch new deployments with carriers globally and other specialized P&C insurance. This proprietary growth engine will allow us to diversify our revenue base into recurring, high-margin enterprise SaaS revenues. We expect continued growth from our Metromile Enterprise business as we continue to scale more holistically.

With respect to the platform’s specific feature set, our Metromile Enterprise offering consists of Report, Detect, Replay, and Streamline modules.

Report

The secret to success with predictive models lies in gathering rich, reliably structured data at first notice of loss (“FNOL”). The Report module is a smart digital FNOL solution for customer-facing data collection and call center representatives that creates opportunities for improved fraud detection, efficient downstream processing, and a “no-touch” claims experience.

Detect

Our Detect module is an artificial intelligence (“AI”)-powered fraud detection tool trained to scan incoming claims in seconds and build a feedback loop with existing investigative experts. We help capture more fraud and cut costs by eliminating investigations on low probability claims.

Portal

The Portal enables insurance carriers to offer their insureds a one-stop digital destination for filing claims, tracking updates on claims in progress and taking action on pending items. This solution helps improve claim handling efficiency and save claim adjuster time.

Replay

Replay is a software solution that ingests various types of telematics data and makes it easy to play back a trip to corroborate the reported facts of loss with hard data. The solution helps cut investigation costs and increase confidence in payout decisions.

Streamline

Streamline is a powered automation suite, enabled by sophisticated data science modeling, that reduces repetitive tasks done by claims handlers so that they can spend more time providing service for customers with more complex needs. The Streamline solution enables claims self-servicing to settle claims with efficiency.

Our platform architecture

We believe our platform provides us with a true competitive advantage. We built our technology from the ground-up with the secular shifts in insurance in mind. Our platform is built on a number of foundational architecture principles.

We are able to deliver a flexible and scalable platform where customer services can be added and evolved over time.

Through delivering micro-services, we ensure a constant evolution of the technology platform, both in terms of features supported as well as technology used. Micro-services also allow efficient scaling of the engineering organization, as it allows an ever-growing number of teams to work in parallel with the least dependency bottlenecks.

Our unified user interface is technology-agnostic and built on a back-end service that can enable a diverse range of clients.

This allows us to remain agnostic to mobile and web applications along with third-party integrations. We have the flexibility to isolate part of or all of our platform features for third-party integration both directly into a user experience and into the backend of a given platform. This provides us the opportunity to service different enterprises with different technology platforms.

Our offerings were created with the core ideas of resiliency and durability in mind to allow for uninterrupted scale.

All services are built to enable a distributed and horizontal scaling deployment. This not only supports our scalability but also provides resilience as distributed service instances can survive fault tolerances of individual instances or full zone fails.

We heavily leverage machine learning to underpin our business. From personalized pricing through to claims, our technology stack is critical to our success.

Industry and market opportunity

The U.S. auto insurance market is massive, fragmented, and ripe for disruption as pricing and risk identification remain key components to drive competitive demand. Additionally, shifting consumer preferences toward an online environment creates opportunity for new entrants with a focus on customer experience.

•        Massive market:    In 2019, the U.S. personal auto insurance market generated in excess of $250 billion in premiums.

•        Highly fragmented:    Market share in the U.S. is fragmented with no carrier holding more than 20% market share. Additionally, 111 carriers generated greater than $100.0 million in premiums in 2019.

•        Ripe for disruption:    The auto insurance placement and claims process suffers from poor overall consumer experience, which is attributable to opaque and tiered pricing, lengthy sign-up processes, and arduous claims processes that are often long and repetitive. Additionally, traditional insurance carriers do not consider technology-driven developments to the auto industry when pricing risk. With a developing driver model including autonomous features and new means of transportation, additional factors need to be considered.

•        Limited use of technology:    The insurance market has typically relied on a number of factors to provide pricing and risk assessment information. Statistics like age, credit score, accident history, and geography have often been deciding factors that categorize drivers into buckets and price them accordingly. Technological developments and data science provide new applications to better understand individual driver risk, such as actual miles driven and driving behaviors, and are able to adjust pricing models to consider these variable factors. While other auto insurance providers consider an individual’s prior accident history, we believe Metromile is distinguished by further adjusting to real-time driving behavior. This real-time capture, we believe, allows Metromile to better understand each driver’s risk in ways that backward-looking algorithms, such as “good-driver rewards,” are unable to.

•        COVID-19 pandemic:    Although the ultimate impacts of COVID-19 remain uncertain and consumer demand for auto insurance may be impacted in a recessionary or stationary environment, a recent survey published by Capgemini SE found that 44% of U.S. adults surveyed plan to use their cars more often and public transportation less often in the future. Further, the dramatic decline in miles driven during the second quarter of 2020 and the fact that legacy carriers were forced to react through ad hoc refund and rebate programs and sued in class action lawsuits proves that the existing fixed priced insurance model is outdated.

Metromile is well positioned to capitalize on these tailwinds by providing a product that solves fundamental issues with auto insurance and fairly prices policies to individual drivers. This is driven by Metromile’s view that auto insurance today is unfair to most consumers, as insureds are broadly categorized into the same buckets and charged similar rates while still holding varying driving habits and vehicular uses. The distinction between this broad classification and a more technology and data driven approach to assessing risk underpins Metromile’s vision to change how insureds are assessed and charged.

Several areas within the personal lines auto space are most significant to understanding this unique market opportunity. The first and most important is regarding the traditional insurance model where insurance products are built for a “class of driver” rather than individual insureds. This foundational concept of pricing risk gained traction in the 1990s when carriers discovered independent factors such as credit score were good indicators of an individual’s driving habits and risk classification. Using additional rating variables like credit expanded segmentation via proxy and moved the industry further away from evaluating individual risk. The widespread use of such factors became industry norm where the process of receiving an insurance quote is dictated by several key factors that place customers into classes associated with varying risk levels and premium payments. While still broadly used today, this results in a significant bifurcation of insureds within each class level where drivers that have the same gender, geographic location, vehicle make, accident history, and credit score receive similar quotes. Other factors, however, still vary between two similar applications, the most significant and quantifiable being miles driven. This creates a pricing imbalance where a small portion of drivers within a class create significant liabilities because of their frequent driving habits. Drivers who infrequently use their vehicles therefore are subsidizing the higher risk of their peers by paying similar rates while having fundamentally different risk profiles. We believe this results in approximately 65% of drivers overpaying for personal auto insurance and 35% of drivers underpaying, as the Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Thus, the 35% of drivers who account for more than half the miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers.

To address this issue, Metromile has leveraged technology to create accurate methods of measuring car usage and charging drivers on a “per-mile” basis. Our product development has maintained a unique focus on understanding individual driver habits to provide more granular insight into the likelihood of requiring a claim. Metromile’s position as one of the only large carriers to offer this approach to pricing — and the only carrier solely focused on low mileage drivers — underpins its opportunity to capture market share and change the industry’s approach to risk assessment.

An additional factor supporting this market opportunity is the large market size and significant fragmentation found in personal lines auto insurance. With over $250.0 billion in annual premiums in the United States, personal auto insurance is one of the largest lines globally. An outsized number of companies operate in the space, pricing customers with varying risk demographics and underwriting a book that meets operational and loss standards. In a market with a relatively commoditized product, pricing, customer experience and added factors becomes significant to attracting new customers. Metromile has created a new competitive advantage that drives customer volume by differentiating their core product from large and traditional carriers. This large amount of fragmentation mixed with Metromile’s unique approach supports its ability to readily attract new customers by providing a different approach to pricing.

The tech enabled landscape within the automotive and broader industries has also been a key point of focus for Metromile. As the usage of smartphones and technology that collects individual consumer data becomes more widespread, so too do the opportunities for insurance companies to collect more data and conduct analytics on it. This pairs with innovation in the auto space changing the true risk of operating a vehicle. Autonomous driving, driving assistance features on vehicles, or the decrease in vehicular usage due to ride-share applications have all made the personal lines auto insurance landscape more complex with respect to individual risk that cannot be captured by a collection of data points like credit score and age. This creates a fundamental need to gain insight into individual usage and leverage this data to paint a better picture of what true risk and therefore price looks like.

Competitive strengths

•        Structurally advantaged through data science.    To date, we have collected approximately three billion miles of data through our core data engine. We built our engine from the ground up to realize a structural pricing and cost advantage in auto insurance. We collect our data through the next generation of connected vehicles, mobile and telematics devices to generate what we believe is the most granular and insightful data on driving behavior in the industry. We analyze data such as miles driven, speed, acceleration, hard-braking, cornering, and location to deliver market-leading intelligence. This enables us to provide highly personalized policies at scale and attractive unit economics. We currently deploy behavioral telematics, other than miles driven, in four of the eight states where we operate. We are building a durable competitive advantage through personalization, superior pricing, better fraud detection, approval automation and customer loyalty. The strength of our technological offering has even turned our infrastructure into a source of revenue. We offer our Metromile Enterprise services to a number of leading insurance carriers looking to digitize their platforms.

•        Customer-oriented approach with member loyalty.    We leverage our data advantage and technology to offer customers better experiences through our use of mobile technology. We were born as a digital-first entity and have invested meaningfully to develop a seamless mobile and online experience for customers long-underserved by the traditional auto insurance industry. Customers can quickly download and use our app and access our rich feature set, enabling a shorter time to receive a quote. They also receive real-time feedback on fuel consumption and driving behavior, while we are additionally automating claims through our AI enabled platform. We believe these features and customer experience have established member loyalty to our platform and cultivated a strong brand affiliation. As of September 30, 2020, our new policy life expectancy, which is the estimated number of years a customer will remain insured with Metromile based on the historical performance of our book, is 3.5 years, and Metromile’s one-year retention rate on new policies is 70.4%, which is the percentage of customers that remain with Metromile after two policy terms, and is inclusive of all cancellation reasons, whether initiated by the customer or by us. Accordingly to the California Department of Insurance, in 2019 in California, which is Metromile’s largest market, Metromile received 13 justified complaints, which was lower than the average number of justified complaints received by the 50 largest automobile carriers in terms of exposure counts (of which Metromile ranked 49th). Each exposure count represents an insured vehicle. In addition, in 2019 in California, Metromile ranked 49 out of 50 in terms of the ratio of justified complaints to exposure counts. In 2020, Metromile decreased its justified complaint count in California by nearly 50%.

•        Full-Stack Insurance provider.    In 2016, we became a full-stack carrier, enabling us to recapture economics from third-party providers. We have complete control over the entire process of writing a policy, from underwriting and investment discretion to the back-end processing that drives new customer acquisition and growth, leading to high capital-efficiency. Our premiums can grow with minimal increase in surplus, while mitigating large or tail losses. We partner with some of the leading reinsurers in the industry. We are licensed in 49 states and the District of Columbia, of which we are currently active in eight states. We aim to be a fully national provider of insurance across 49 states and the District of Columbia by 2022.

•        Strategic partnerships in new channels.    We are developing strategic partnerships with automotive giants that are helping us to win sustainable market share. Our OEM partners can help us identify low mileage drivers based on the data collected from a newly purchased vehicle and target new customer segments with our product. Access to customers that fit our target demographic who are at a decision point in insurance buying post vehicle purchase is highly valuable and allows us to showcase our unique value proposition to the right customers at the right time. And, by connecting directly to vehicles, these connected car owners can bypass needing our Pulse device. By 2022, we aim to expand the number of our OEM partners to eight (we currently have two). This channel has demonstrated a track record of impressive growth and quality customers and we anticipate millions leads per year through this channel at a low cost of acquisition.

•        World-class talent.    The Metromile team comprises a blend of experienced technology industry executives, the best data scientists and leading insurance industry veterans. Our diverse mix of talent has helped us look at the automotive insurance industry through an alternative lens. We pride ourselves on our unique DNA and fresh outlook. We focus on hiring the best talent from a wide array of backgrounds to provoke diversity of thought and ideas. Our leadership team exemplifies our foundation in data science. Chairman David Friedberg previously worked at Google and founded and successfully scaled the Climate Corporation, culminating in a $1.1 billion acquisition of the business by Monsanto in 2013. Dan Preston first trained as a data scientist and joined Metromile as Chief Technology Officer in 2013 before becoming Chief Executive Officer in 2014. Prior to joining Metromile, Dan was the co-founder and Chief Technology Officer of AisleBuyer, a mobile retail innovator that was acquired by Intuit in April 2012. Paw Andersen, who joined Metromile in early 2019 as Chief Technology Officer, is a technologist with over 20 years of engineering leadership experience. He was most notably a senior leader of engineering in Uber’s Advanced Technology group, where he grew his team from 27 to 700. Outside of key leadership, David and Dan have built a tremendous team of technologists, insurance experts and finance veterans culled from companies including Progressive, Salesforce, and PricewaterhouseCoopers to the most innovative startups.

Our Operating Model

Our playbook for developing and growing markets is an iterative, deliberate methodology designed to ensure that all types of consumers, regardless of their “driver class”, receive competitive rates that deliver substantial savings, while pricing to accurately reflect their expected losses. Thus, as a market matures and achieves positive unit economics, we believe our ability to scale and deploy additional capital in that market increases. Our most mature markets have the largest market penetration and strongest unit economics, which is the result of a focused effort to both improve unit profitability and efficiency in Customer Acquisition Cost (“CAC”).

These efforts, in aggregate, have led to year-over-year improvements in losses and loss adjustment expenses.

Direct Loss Ratio %
82%
73%
59%
2018
2019
9-Mo Ended Sep-2020

Our revenue and gross profit are significantly impacted by our reinsurance program, the terms of which vary from year-to-year. Our reinsurance program includes an upfront policy fee paid to us by the reinsurers for each new policy entering into the program, as a way for us to recover policy acquisition costs. We record this as other revenue in the consolidated statements of operations. We then cede most of the premium earned on that policy to the reinsurance syndicate and earn back a share of the realized profit from the policy, over time, which is also recognized as other revenue.

Because our reinsurance program has varied year-to-year and the onboarding allowance portion of the program results in the recognition of more revenue during periods in which we sell more policies, we have seen a significant variance in our quarterly and annual revenue. Our other revenue and gross profit declined year-over-year, primarily due to the upfront policy fee we received from our reinsurers for new policies sold in 2019 relative to 2020. In the nine months ended September 30, 2019 and 2020, we had other revenue of $22.5 million and $14.5 million, respectively. Our gross profit declined from $1.4 million to $(9.0) million for the same period.

We use reinsurance to reduce the likelihood of paying a large obligation resulting from an insurance claim. Our reinsurance arrangements provide for the transfer of a portion of our risk portfolio to a third-party in exchange for a share of the insurance premium, e.g., we cede a portion of the premium paid per policy. As we cede risk and premium, we not only transfer risk of loss, but are able to underwrite additional policies and generate additional premiums.

Since May 2017, we have proportional reinsurance arrangements protecting our business. Proportional reinsurance means that premium and losses are calculated on a pro rata basis. To date, we have four reinsurance programs and a total of five reinsurance counterparties including Partner Re, Mapfre Re, Cincinnati Insurance Company, Horseshoe Re, and Topsail Re. See also Note 9, Reinsurance, to Metromile’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for information regarding Metromile’s reinsurers and its reinsurance programs. Each program has multiple reinsurance agreements varying based on the number of reinsurance counterparties participating in the respective reinsurance program. The reinsurance arrangements cover policies entering into the reinsurance arrangement during that contract year and continue coverage for a term ranging from six to nine years. During any fiscal year, we may be ceding premium under multiple reinsurance arrangements, which have varying terms.

The reinsurance arrangement includes an upfront policy fee paid by the reinsurers for each new policy entering into the reinsurance program as a way for us to recover policy acquisition costs. This upfront policy fee is renegotiated for each contract year and varies by contract year, relative to our policy acquisition costs. We record this upfront policy fee as other revenue in the consolidated statements of operations. During periods with increased policy sales, the amount recorded to other revenue will also increase, which is a key driver of gross profit. Correspondingly, periods of decreased policy sales will result in a decrease to the amounts recorded to other revenue.

The reinsurance arrangement covering the periods May 1, 2017 to April 30, 2018 and May 1, 2018 to April 30, 2019 covered 85% of our renewal policies and beginning May 1, 2019, the reinsurance arrangements expanded to also include new policies. Thus, since May 1, 2019, we have ceded a larger percentage of our premium than in prior periods, resulting in a significant decrease in our revenues as reported under GAAP. We expect to revise our reinsurance structure in 2021 into a more simplified structure with a reduced quota share, which over time, will reduce the amount of ceded premium, and we expect will reduce the overall cost of our reinsurance arrangements.

In addition, under the reinsurance agreements effective May 1, 2017 and May 1, 2018, LAE is ceded at a fixed rate of 3% of ceded earned premium. Under the reinsurance agreement effective May 1, 2019, LAE is ceded at a fixed rate of 6% of ceded earned premium and will be revalued effective May 1, 2021. Under the reinsurance agreement effective May 1, 2020, LAE is ceded at a fixed rate of 4.75 – 6.0% of ceded earned premium. For the reinsurance agreements effective May 1, 2017 and May 1, 2018, Metromile receives a 10.2% ceding commission, adjusted up or down based on loss ratios of the ceded business. For the reinsurance agreement effective May 1, 2019, Metromile receives a 10.0% ceding commission. For the reinsurance agreement effective May 1, 2020, Metromile receives a 10.0 – 11.75% ceding commission, adjusted up or down based on loss performance of the ceded business.

Because of the effect that our reinsurance program has on our revenue and gross profit, we believe contribution profit, a non-GAAP financial measure, is a more useful metric to evaluate the fundamentals underlying the profitability of our insurance operation. Contribution profit is calculated as direct earned premium, plus investment income earned at the insurance company, minus direct losses, direct loss adjustment expense, and variable costs associated with the servicing of policies. Contribution margin is contribution profit divided by direct earned premium plus investment income earned at the insurance company. See “Metromile’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for additional information regarding our use of contribution profit/(loss) and contribution margin and a reconciliation to the most comparable GAAP measures.

While our gross margin declined from 3.0% for the nine months ended September 30, 2019 to (37.0%) for the nine months ended September 30, 2020, our contribution margin has steadily improved as our investments in technology and operations have been realized.

Our average new customer lifetime in the third quarter of 2020 was estimated to be 3.5 years. Our contribution margin was 16% and CAC was $289. For a new customer, the first-year retention ratio is 70.4%, which is inclusive of all cancellation reasons, whether initiated by the customer or by us.

Metromile’s Growth Strategy

Scale our position in existing markets.    We have an established presence in our existing markets — eight states in the United States that represent approximately 30% of the market for drivers. Our data engine is helping us to continuously learn more about our customers and their driving behaviors, which allows us to improve price competitiveness in new segments. As our data aggregates over time, we become more sophisticated in our pricing, analysis and predictions while our competitors remain broadly stagnant. Our financial profile improves as we scale and refine our local market knowledge. This improved financial profile frees up more capital to invest in furthering our technical advantages and growing our customer base.

Expand nationally across the United States.    We will apply our highly replicable model of “active-on” nationally, with a tailored approach to each state, driven by the regulatory environment and local market dynamics. This will allow us to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state. We aim to be in 21 states by 2021 and 49 states and the District of Columbia by the end of 2022. We do not yet have visibility on whether or not these 41 new markets will permit the use of behavioral telematics data to offer polices and premiums based on driving habits in addition to miles driven. As we expand into new markets, when appropriate, we plan to engage in discussion with state insurance regulators to expand our ability to use behavioral telematics, which we expect will evolve over time. Our data platform will continue to inform new and existing markets as we successfully scale.

Scale partnerships & key channels.    Our existing channels have been continually optimized for lower CAC and heightened throughput. We market through a variety of channels, including direct-to-consumer advertisements, display, search, and social media marketing, search engine optimization, and customer referrals. Our products are customer-centric with a claims NPS of 75 and we benefit greatly from word-of-mouth marketing.

In addition to the existing growth engine, we have adopted new channels. First, we pioneered the Ride Along tool through our mobile app, which has helped us radically increase our quote purchasing — in the recent period since its launch, 11% of our abandoned quotes have tried Ride Along, while we enjoy a 25% referral rate in this channel and a 20% conversion rate.

Second, we have developed strategic partnerships with key players in the automotive industry. Through our relationships with OEM partners, we expect considerable success in growing our customer base, as we can effectively and accurately target low-mileage drivers. We estimate that this channel can deliver over one million leads per year at a low cost of acquisition.

Scale our Enterprise Software business.    The investments we have made in our platform to develop key economic advantages have turned a traditional cost center into a source of accelerated value creation. We offer Enterprise Software and related services to other leading insurance carriers who want to leverage our technology to improve their operating performance. Enterprise customers can dramatically improve their loss adjustment expenses and losses due to fraud by using our solution. Our holistic set of services include fraud detection, digital customer portal, process automation and telematics enablement. Launched in 2019, Metromile Enterprise is scaling to be a substantial contributor to our financial results.

Cross-sell with new products and services.     With active and loyal customers, we intend to build on that foundation to offer an expanded product offering. We believe that there is a compelling cross-sell opportunity for other insurance services including homeowners insurance, and renters insurance, and car maintenance. Through a mix of strong partners and new internal product development, we expect to bring these products to market in an intuitive manner, consistent with the experience Metromile customers expect from us.

Executive Officers of New Metromile

Dan Preston, Chief Executive Officer, joined Metromile in 2013 as Chief Technology Officer before becoming Chief Executive Officer in 2014. Under his leadership, Metromile has experienced significant policy, premium and employee growth. The company has also established itself as the industry leader in leveraging artificial intelligence and machine learning to improve the customer experience and lower loss ratios. Metromile has been voted a Best Place to Work by Glassdoor and the Phoenix Business Journal. Prior to joining Metromile, Dan was the co-founder and chief technology officer of AisleBuyer, a mobile retail innovator that was acquired by Intuit Inc. in April 2012. He has published several research papers on machine learning with applications such as astrophysics, remote sensing, and computer vision. Dan holds a master’s degree in Computer Science with a specialization in Artificial Intelligence, Machine Learning, and Computer Vision from Stanford University and a bachelor’s degree in Computer Science from Brandeis University, where he received the Michtom Prize for Outstanding Achievement in Computer Science and graduated Summa Cum Laude with highest honors in Computer Science.

We believe Mr. Preston is qualified to serve on our board of directors due to his role as our Chief Executive Officer.

Paw Andersen, Chief Technology Officer, joined Metromile in this role in March 2019. Andersen is a technologist with over 20 years of engineering leadership experience. Prior to joining Metromile, Andersen worked as the Vice President of Engineering at Apartment List from 2017 to 2018. Additionally, from 2014 to 2017, Andersen served in various roles as a senior leader of engineering in Uber’s Advanced Technology group, where he grew his team from 27 to 700. Beyond ride-sharing and autonomous vehicles, he’s been on the front lines of technical challenges in several sectors, including geographic information systems, fintech and e-commerce, ranging from small startups to large, established companies. Originally from Denmark, he is a graduate of the London Business School, Niels Brock Copenhagen Business College, and Aalborg University.

Lindsay Alexovich, Chief Accounting Officer, oversees the company’s accounting and financial reporting operations. She joined Metromile in 2017 as the Vice President, Controller, and became the Chief Accounting Officer in 2020. She brings more than 15 years of accounting and finance experience, including in the insurance-technology industry. Before joining Metromile, from 2005-2017, Lindsay was a director at PricewaterhouseCoopers, where she served as the chief auditor in San Francisco. She has deep experience working with both public and high-growth private companies, leading audits, and serving as the insurance and controls subject matter expert across national and global priority accounts. Lindsay is an alumna of American University and holds a bachelor’s degree with honors in mathematics and a bachelor’s of science in business administration with honors with an accounting specialization. She is a licensed CPA in California.

Mark Gundacker, Chief People Officer and Chief of Staff, brings over 25 years of human resources experience to Metromile, which he joined in January 2020. From his first human resource’s role in an insurance company to his most recent in a technology firm, Mark’s experience covers the breadth of Insurtech. Prior to his role at Metromile, from 2016 through 2019, Mark was the SVP of Human Resources at Salesforce.org, the public benefit corporation for Salesforce. While there, Mark grew the organization from 300 to over 1,100. Previously, Mark led human resources organizations for global engineering and finance organizations. Mark is passionate about community involvement and currently serves on three non-profit boards. He holds an MBA from Golden Gate University and has a bachelor of arts degree in business economics from the University of California, Santa Cruz.

Jesse McKendry, VP, Insurance, joined Metromile in January 2020. He oversees the company’s insurance product management and marketing efforts. Prior to joining Metromile, McKendry served in various insurance product management and marketing experience roles with Progressive Insurance from 2006 to 2020. He has also spent nearly a decade in auto supply chain and logistics, including Daimler and General Motors. Jesse has an MBA from The Wharton School of the University of Pennsylvania, a master’s in mechanical engineering from Stanford University, and a bachelor of science degree in mechanical engineering from Michigan State University.

Key Employees of New Metromile

Matt Stein, VP, Product, brings more than twenty years of experience creating well-loved products, to his role, leading Metromile’s Product, Design, and Customer Experience teams. Stein joined Metromile in 2015 from Salesforce, where he was Director, Product Design for the Community Cloud. Previously, he spent a decade at Autodesk, where he worked across the full spectrum of product, engineering, and design. Matt has a bachelor of science degree in Computer Science from the University of California at Santa Barbara.

Debra Jack, VP, Communications, oversees Metromile’s corporate, consumer and internal communications and joined Metromile in 2019. Prior to Metromile, she served as the Vice President, Communications for LendUp starting in 2016. She has more than 20 years of experience working with high growth consumer companies. Serving as Metromile’s first senior head of communications, she held similar roles at SoFi and LendUp, two fintechs recognized for creating well-loved, disruptor brands. Prior, she was SVP of corporate communications for Bank of the West, an $89 billion bank owned by BNP Paribas. Before moving in-house, Debra was an EVP at Edelman, the world’s largest privately held communications agency, where she ran its SF-based corporate, crisis, and social responsibility practice. She holds a degree from SUNY Oneonta.

Jim Huscroft, VP, Claims, has over 30 years of auto claims experience, and joined Metromile in 2018. Prior to joining Metromile, he served as President of JDH Consulting from 2017 to 2018, and before that he had 28 years in multiple leadership roles with Progressive Insurance from 1991 to 2017 — with his last position leading claims and special investigative teams in six states. Huscroft received his MBA and bachelor’s degrees from Kent State University, and also holds a CPCU designation.

Amrish Singh, General Manager, Enterprise, leads the SaaS business group and joined Metromile in 2018 to launch the business group. Previously, Amrish spent more than 16 years in enterprise-product, management consulting, and software engineering leadership roles, including as digital transformation consultant for Fortune 500 insurance companies, a founding Chief Technology Officer of a startup and an advisor to entrepreneurs, to help scale enterprise software startups. Amrish holds an MBA from the NYU Stern School of Business, a master’s in information systems with summa cum laude honors from Carnegie Mellon University, and a bachelor’s in information technology from the International University in Germany.

Investments

Our portfolio of investable assets is primarily held in cash, short-term investments, and available-for-sale fixed maturity securities, including U.S. Treasury securities, corporate debt securities, commercial paper, and asset backed securities. We manage the portfolio in accordance with investment policies and guidelines approved by our board of directors, in consultation with legal counsel and as may be required to be approved by applicable regulatory authorities. We have designed our investment policy and guidelines to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations setting guidelines that provide for a well-diversified investment portfolio that is compliant with insurance regulations applicable to the states in which we operate.

Competition

We operate in a highly competitive segment of the insurance industry. Many of our primary and direct competitors have well-established national brands, a longer operating history, and market similar products, including at prices comparable to ours. Our competitors include large national insurance companies such as Progressive, Allstate, and Nationwide, as well as up-and-coming companies and new market entrants in the InsurTech industry, some of whom also utilize telematics and offer forms of usage-based insurance. Several of these established national insurance companies are larger than us and have significant competitive advantages over us, including increased name recognition, greater resources, access to additional capital, and more types of insurance coverage to offer the consumer, such as renters, homeowners, health and life, than we currently do. In particular, many of these competitors offer consumers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. We do not offer such “bundles” and are specialized in one type of insurance — personal automotive insurance. Moreover, as we expand into new lines of business and offer additional products, we could face intense competition from traditional insurance companies that are already established in such markets.

Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, size, and financial strength ratings, among other considerations. We believe we compete favorably across many of these factors, and have developed a platform and business model based on data science, artificial intelligence, machine learning and a stand out customer experience that we believe will be difficult for incumbent insurance providers to emulate and utilize like we have.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and electronic and physical security measures to establish and protect our proprietary rights. Though we rely in part upon these legal, contractual, and other protections, we believe that factors such as the skill and ingenuity of our employees and the functionality and frequent enhancements to our platform are large contributors to our success in the marketplace. We intend to pursue additional intellectual property protection on such enhancements to the extent we believe it would be beneficial and cost-effective.

As of September 30, 2020, we have five issued patents and four pending patent applications in the United States. The issued patents generally relate to determining the route and parking location of a vehicle, recording trip data associated with a vehicle, and estimating the usage of a vehicle based on refueling events. The issued patents are expected to expire between September 1, 2035 and January 11, 2036. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States. We also have registered domain names for websites that we use in our business.

Although we believe our intellectual property rights are valuable and strong, intellectual property rights are sometimes subject to invalidation or circumvention. For additional information, see the sections titled “Risk Factors — Risks Related to Our Business — Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.”

Employees and Human Capital Resources

As of September 30, 2020, we had 230 full-time employees. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our corporate headquarters are located in San Francisco, CA, and consist of 26,164 square feet under a lease agreement that expires in April 2030. We maintain additional offices in Tempe, Arizona, Boston, Massachusetts and Cleveland, Ohio. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities, some of which, to date, have related to fraudulent insurance claims made against us. We are not presently a party to any extra contractual or non-claim related litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

Insurance Regulation

Metromile is subject to insurance regulation in the jurisdictions in which we transact insurance through licensed insurance carrier and producer subsidiaries. Insurance regulatory authorities have broad administrative powers to regulate all aspects of an insurance carrier or producer’s business, including the powers to restrict or revoke licenses to transact business, and to levy fines and monetary penalties against insurers and insurance producers found to be in violation of applicable laws and regulations. Regulations to which the licensed insurance carrier and producer subsidiaries are subject include, but are not limited to:

•        prior approval of transactions resulting in a change of “control” (as such term is defined under the Insurance Holding Company System Registration Act of Delaware, or the Delaware Holding Company Act);

•        prior approval of transactions resulting in a change of “control” (as such term is defined under the Insurance Holding Company System Regulatory Act of California, or the California Holding Company Act);

•        state-mandated premium rebates, refunds, or reductions as a result of potentially lower risk exposure due to the Coronavirus pandemic and related emergency orders;

•        approval of policy forms and premiums in each state in which the insurance carrier operates;

•        approval of intercompany service agreements in Delaware and California;

•        statutory and risk-based capital solvency requirements, including the minimum capital and surplus the insurance carrier must maintain;

•        establishing minimum reserves that the insurance carrier must hold to pay projected insurance claims;

•        required participation by the insurance carrier in state guaranty funds;

•        restrictions on the type and concentration of the insurance carrier’s investments;

•        restrictions on the advertising and marketing of insurance;

•        restrictions on the adjustment and settlement of insurance claims;

•        restrictions on the use of rebates or other consideration to induce a policyholder to purchase insurance;

•        restrictions on the sale, solicitation, and negotiation of insurance;

•        restrictions on the sharing of insurance commissions and payment of referral fees with unlicensed persons;

•        prohibitions on the underwriting of insurance on the basis of race, sex, religion, and other protected classes;

•        restrictions on disparate treatment of similarly situated applicants and policyholders;

•        restrictions on the ability to use telematics to underwrite and price insurance policies, particularly in California;

•        restrictions on the use and weight of certain underwriting factors;

•        restrictions on the ability of the insurance carrier to pay dividends to us or enter into certain related party transactions without prior regulatory approval;

•        rules requiring the maintenance of statutory deposits for the benefit of policyholders;

•        privacy regulation and data security;

•        regulation of corporate governance and risk management;

•        periodic examinations of operations, finances, market conduct, and claims practices; and

•        required periodic financial reporting.

The business of insurance is principally regulated at the state level, and the laws and regulations to which the licensed insurance carrier and producer subsidiaries are subject vary depending on the state. Unless the context otherwise requires, references herein to “state” include any of the 50 states, the District of Columbia and the five U.S. territories. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. The NAIC and the National Council of Insurance Legislators (“NCOIL”) are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of the insurance carrier and producer subsidiaries. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Required Licensing

The U.S. insurance carrier, Metromile Insurance Company, is domiciled and admitted in the state of Delaware to transact certain lines of property and casualty insurance. In addition to Delaware (the domiciliary state) and California (currently, a commercial domicile for the insurance carrier), Metromile Insurance Company maintains licenses to transact insurance in all states except Tennessee, and currently writes policies in Arizona, California, Illinois, Oregon, New Jersey, Pennsylvania, Virginia, and Washington. No additional license applications are currently pending.

The licensed insurance producer subsidiary, Metromile Insurance Services LLC, must maintain an insurance producer license in every state in which it sells, solicits, or negotiates insurance. Metromile Insurance Services LLC currently holds a resident insurance producer license in California and a non-resident license in Arizona, Illinois, New Jersey, Oregon, Pennsylvania, and Virginia. No additional license applications are currently pending.

Insurance regulators have broad authority to restrict or revoke licenses of insurance carriers and producers who are found to be in violation of any applicable laws and regulations.

Licensing of Our Employees

Unless directly employed by the insurance carrier, any of our employees who sell, solicit, or negotiate insurance must be licensed insurance producers and must fulfill pre-licensing and annual continuing education and license renewal requirements. In certain states in which we operate, insurance claims adjusters are also required to be licensed and fulfill annual continuing education requirements.

Insurance Holding Company Regulation

Once we are the parent company of a wholly owned regulated insurance subsidiary, we will be considered a member of an “insurance holding company system” under the Delaware Holding Company Act and the California Holding Company Act. Under the insurance holding company system rules and regulations, Metromile Insurance Company is required to register with the Delaware and California DOIs and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management, or financial condition of Metromile Insurance Company. Although the insurance carrier is currently commercially domiciled in California and therefore subject to certain provisions of the California Holding Company Act, this is not necessarily a permanent designation. The insurance carrier will remain commercially domiciled in California only for so long as during its three preceding fiscal years taken together it wrote an average of more direct premiums in California than it wrote in Delaware during the same period, and the California direct premiums written constitute 33 percent or more of its total direct premiums written everywhere in the U.S. for that three-year period.

Once we are the parent company of a wholly-owned insurance subsidiary, as the ultimate controlling person in the insurance holding company system we will be required to file an annual enterprise risk report pursuant to both the Delaware Holding Company Act and the California Holding Company Act. The report discloses, among other things, any material activities or developments that could adversely affect the insurance holding company system and/or the domestic insurance carrier specifically. In some states, any person divesting control of an insurer must provide thirty (30) days’ written notice to the regulator and the insurer. In addition, most states require insurance holding company systems to make annual corporate governance disclosures.

Under the Delaware Holding Company Act and the California Holding Company Act, all inter-affiliate transactions within a holding company system must meet the following conditions: (i) the terms must be fair and reasonable; (ii) charges or fees for services performed must be fair and reasonable; and (iii) expenses incurred and payments received must be allocated to the insurer in conformity with customary insurance accounting practices consistently applied. The insurance carrier generally must disclose any transaction between the insurance carrier and any other affiliate(s) to the Delaware and California DOIs and the insurance carrier must obtain prior approval from the Delaware and California DOIs before entering into certain material inter-affiliate transactions, including, but not limited to, management agreements, tax allocation agreements, service contracts, cost-sharing arrangements, extraordinary dividends, certain reinsurance transactions, and certain loan agreements.

Change of Control of the Insurance Carrier

Pursuant to both the Delaware Holding Company Act and the California Holding Company Act, a person must either (a) seek regulatory approval from the Commissioner of the both states prior to acquiring direct or indirect “control” of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer, or (b) obtain an exemption from such requirement from the relevant Commissioner if the transaction does not result in the actual change of “control” as defined in the state’s Holding Company Act. Because of the nature of the transaction described herein, the stockholders before and after the transaction, the continuity of management, and the fact that there will be no new owners of ten percent or more of the voting securities of the insurer, we applied for an exemption of this transaction from the Form A process in both Delaware and California, on the basis that this transaction does not effect a change in control. There is no statutory deadline by which the Delaware DOI or the California DOI must grant or deny these applications. We cannot predict with certainty whether either state will approve such applications or the timing of such decisions by the states, or whether either or both regulators may impose conditions on or in connection with these applications that might be considered burdensome in nature.

If the Delaware DOI were to deny the application for an exemption, we would be required to file the Form A application in Delaware. As part of a Form A application, the entity acquiring control (as well as any controlling stockholders of such entity) would be required to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors, and controlling stockholders of each applicable entity. Under the Delaware Holding Company Act, the Commissioner of the Delaware DOI will grant approval of an application to acquire control of a domestic insurer unless, after a public hearing, the Commissioner finds that any of the following apply: (i) after the change of control, the domestic insurer would not be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the effect of the merger or other acquisition of control would be substantially to lessen competition in insurance in Delaware or tend to create a monopoly; (iii) the financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic insurer, or prejudice the interests of its policyholders; (iv) the plans or proposals that the acquiring party has to liquidate the domestic insurer, sell its assets, or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, are unfair and unreasonable to policyholders of the domestic insurer and not in the public interest; (v) the competence, experience and integrity of the persons that would control the operation of the domestic insurer are such that it would not be in the interest of policyholders of the domestic insurer and of the public to permit the merger or other acquisition of control; or (vi) the acquisition is likely to be hazardous or prejudicial to the insurance-buying public. The Delaware Holding Company Act provides that this application must be completed within 75 days after the application is filed, with the hearing being held within 45 days after the application is filed, and a decision issued within 30 days after the hearing. However, the Delaware DOI may extend this process for various reasons, including but not limited to the effects of the Coronavirus pandemic and related emergency orders.

If the California DOI were to deny the application for an exemption, we would be required to file the Form A application in California. Similar to Delaware, the entity acquiring control (as well as any controlling stockholders of such entity) would be required to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors, and controlling stockholders of each applicable entity. Under the California Holding Company Act, the Commissioner of the California DOI may disapprove the transaction if the Commissioner finds any of the following: (i) after the change of control Metromile Insurance Company could not satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the purchases, exchanges, mergers, or other acquisitions of control would substantially lessen competition in insurance in California or create a monopoly therein; (iii) the financial condition of an acquiring person might jeopardize Metromile Insurance Company’s financial stability, or prejudice the interests of its policyholders; (iv) the plans or proposals that the acquiring person has to liquidate the insurer, to sell its assets, or to merge it with any person, or to make any other major change in its business or corporate structure or management, are not fair and reasonable to policyholders; or (v) the competence, experience, and integrity of those persons who would control the operation of Metromile Insurance Company indicate that it would not be in the interest of policyholders or the public to permit them to do so. The California Holding Company Act provides that this application must be completed within 60 days after the application is filed unless the Commissioner decides to hold a public hearing on the application. If there is a public hearing, the application must be determined within 30 days after the close of the hearing. However, the California DOI may extend this process for various reasons, including but not limited to the effects of the Coronavirus pandemic and related emergency orders.

Both the Delaware Holding Company Act and The California Holding Company Act provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This disclaimer of control is different than the Form A exemption referenced above A person may rebut this statutory presumption of control by submitting a disclaimer of affiliation with the respective DOI, disclosing all material relationships and bases for affiliation between the person and the insurer as well as the basis for disclaiming such affiliation. The state regulators, however, may also find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

These change of control regulations may dissuade investors from acquiring a controlling stake in our company, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire another insurance company should we wish to do so in the future. See the section titled “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Applicable insurance laws may make it difficult to effect a change of control.”

ORSA

Pursuant to the ORSA Model Act, an insurance company with direct written and unaffiliated assumed premium of more than $500.0 million or that is part of an insurance group with direct written and unaffiliated assumed premium of more than $1.0 billion must maintain a risk management framework to assist the insurer with identifying, assessing, monitoring, managing, and reporting on its material and relevant risks. In addition, the insurer must regularly conduct an “own risk and solvency assessment” in accordance with NAIC’s ORSA Guidance Manual. Upon the request of the Commissioner of the Delaware DOI, and not more than once a year, any insurer subject to these requirements must submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. Metromile Insurance Company was exempt from these requirements in 2019 since it had direct written and unaffiliated assumed premium of less than $500.0 million for that year, and expects to continue to be exempt in 2020, but at some point Metromile Insurance Company could become subject to the ORSA requirements.

Restrictions on Paying Dividends

We are a holding company that transacts a majority of its business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations depends on the results of operations of our operating subsidiaries and on the ability of such subsidiaries to provide us with cash, whether in the form of dividends, distributions, loans, or otherwise. The payment of any extraordinary dividend by our regulated insurance subsidiary requires the prior approval (or no disapproval after thirty days’ notice) of the Commissioner of the Delaware DOI and the Commissioner of the California DOI.

“Extraordinary dividend” is defined under the Delaware Insurance Code as any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten per cent of Metromile Insurance Company’s surplus as of December 31 of the preceding year, or (b) Metromile Insurance Company’s net income for the twelve-month period ending December 31 of the preceding year, but does not include pro rata distributions of any class of the insurance company’s own securities. In addition, no dividend or other distribution exceeding an amount equal to Metromile Insurance Company’s earned surplus may be paid without the Delaware Commissioner’s prior approval.

“Extraordinary dividend” is similarly defined under the California Insurance Code as any dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten percent of Metromile Insurance Company’s policyholder’s surplus as of December 31 of the preceding year, or (2) Metromile Insurance Company’s net income for the 12-month period ending the preceding December 31.

As of December 31, 2019, Metromile Insurance Company was not permitted to pay any dividends to its holding company parent without approval of the Commissioner of the Delaware DOI. See the section titled “Risk Factors — Risks Related to Our Business — Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.”

In addition, insurance regulators have broad powers to prevent a reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. Delaware and/or California may in the future adopt statutory provisions more restrictive than those currently in effect.

Reserves

Metromile Insurance Company is required to hold admitted assets as reserves to cover projected losses under its policies, in accordance with actuarial principles. In accordance with the NAIC’s property and casualty statement instructions, Metromile Insurance Company must submit an annual Statement of Actuarial Opinion from a qualified actuary appointed by the company, certifying that its reserves are reasonable. The Delaware DOI and the California DOI have the authority to dispute the reasonableness of the reserves certified by the actuary.

Risk-Based Capital

Metromile Insurance Company is required to maintain minimum levels of risk-based capital to support its overall business operations and minimize the risk of insolvency. State insurance regulators use risk-based capital to set capital requirements, based on the size and degree of risk taken by the insurer, taking into account various risk factors including asset risk, credit risk, underwriting risk, and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory scrutiny and intervention.

Delaware adopted the model legislation promulgated by the NAIC pertaining to risk-based capital, and requires annual reporting by Delaware-domiciled insurers to confirm that the insurer is meeting its risk-based capital requirements. Delaware-domiciled insurers falling below a risk-based capital threshold may be subject to varying degrees of regulatory action. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. When total adjusted capital falls below 70%, a mandatory control event is triggered which results in the Delaware DOI placing the insurance company in receivership and assuming control of the operations of the insurer. As of September 2020, Metromile Insurance Company’s risk-based capital levels are above any of these regulatory action level thresholds.

Hazardous Financial Conditions

The Delaware DOI has the authority to deem Metromile Insurance Company to be in a hazardous financial condition such that the insurer’s continued operation may be hazardous to its policyholders, creditors, or the general public. A finding of a hazardous condition can be based upon a number of factors, including, but not limited to: (i) adverse findings in a financial, market conduct or other examination; (ii) failure to maintain adequate reserves in accordance with presently accepted actuarial standards of practice; (iii) net loss or negative net income in the last twelve month period or any shorter period of time; (iv) failure to meet financial and holding company filing requirements; (v) insolvencies with a company’s reinsurer(s) or within the insurer’s insurance holding company system; (vi) a finding of incompetent or unfit management of the insurer; (vii) a failure to furnish requested information or provide accurate information in relation to a response to an inquiry or filing of a financial statement; and (viii) any other finding determined by the commissioner to be hazardous to the insurer’s policyholders, creditors or general public.

If the Delaware DOI finds Metromile Insurance Company to be in hazardous condition it has the authority, in lieu of placing the insurer into supervision, rehabilitation or liquidation, to enter into a memorandum of understanding with the insurer or issue an order to require the insurer to remedy the hazard. This would include, but is not limited to, ordering the insurer to: (i) increase its capital and surplus, (ii) suspend payment of dividends, (iii) limit or withdraw from certain investments, (iv) correct corporate governance deficiencies, and (v) take any other action necessary to cure the hazardous condition.

Periodic Examinations

Metromile Insurance Company is subject to on-site and remote or virtual visits and examinations by the state insurance regulatory authorities. Metromile Insurance Company is subject to market conduct examinations by insurance regulators, under which the regulator will examine its conduct towards policyholders including, but not limited to, complaint handling, marketing, claims, rate and form filing, nonrenewal and cancellation practices, and customer service. Metromile Insurance Company is also subject to a financial examination by the Delaware DOI every five years, under which the Delaware DOI will review the company’s financials, including its relationships and transactions with affiliates. Metromile Insurance Company completed its first financial examination, covering the period January 1, 2013 through December 31, 2017, by the Delaware DOI, which was accepted, adopted, and filed effective January 22, 2019, with “no significant findings or material adjustments to the Company’s financial statements” (the “2017 Examination”). In addition, the Delaware DOI may conduct special or targeted examinations to address particular concerns or issues at any time. Specifically, by memorandum dated December 3, 2018, the Delaware DOI identified several exceptions that were noted during the course of the 2017 Examination which were not deemed significant enough to be included in its January 22, 2019 report. As a follow-up to the memorandum, the Delaware DOI conducted two targeted examinations to which Metromile Insurance Company provided responses that were accepted by the Delaware DOI. Insurance regulators of other states in which Metromile Insurance Company is licensed may also conduct examinations of the company, and such examinations have been completed by Illinois, Pennsylvania, and Virginia, and Washington. Additionally, there is an ongoing examination by the California DOI. The results of each examination can give rise to fines and monetary penalties as well as regulatory orders requiring remedial, injunctive, or other corrective action.

Statutory Accounting Principles

A licensed insurance carrier’s financial statements must be completed in accordance with statutory accounting principles, or SAP. SAP was developed by U.S. insurance regulators as a method of accounting used to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction.

Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. Other assets such as goodwill are accounted for under GAAP financial statements but not SAP. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

Credit for Reinsurance

Metromile Insurance Company is currently party to a number of reinsurance agreements under which it has ceded a portion of the risk it is insuring to various reinsurers. State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the credit for reinsurance laws of the ceding insurer’s state of domicile. Once an insurance carrier has received credit for reinsurance it does not need to hold separate admitted assets as reserves to cover claims on the risks that it has ceded to the reinsurer. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Metromile Insurance Company’s reinsurers, and the related reinsurance and other agreements, qualify for credit for reinsurance so that Metromile Insurance Company is able to take full financial statement credit for its reinsurance.

Rate Regulation

Most states require personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state’s regulatory authority. In certain cases, such rating plans, policy forms, or both must be approved prior to use.

We currently have products on file and approved in the following states: Arizona, California, Illinois, Oregon, New Jersey, Pennsylvania, Virginia, and Washington.

The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file. In states having prior approval laws, the regulator must approve a rate before the insurer may use it, and this process can often take multiple months. In states having file-and-use laws, the insurer does not have to wait for the regulator’s approval to use a rate, but the rate must be filed with the regulatory authority before being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Many states, including California, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

An insurer’s ability to adjust its rates in response to competition or to changing costs depends on an insurer’s ability to demonstrate to the regulator that its rates or proposed rating plan meet the requirements of the rating laws. In those states that significantly restrict an insurer’s discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer’s ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.

From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. In particular, auto insurers have come under increasing pressure and in some states have been required to refund a portion of their premium to their policyholders due to decreasing auto claims arising from the COVID-19 pandemic. Whether this pressure continues to exist depends on the persistence of COVID-19 generally, and on other political, social, and health issues that may arise. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict with precision the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

In addition, insurers are restricted in their ability to use telematics-based data to set premium rates in California, Metromile’s largest market. Proposition 103, which was passed by referendum in 1988, limits the factors that insurers can use to set auto insurance rates to, in decreasing order of importance: (i) the insured’s driving safety record; (ii) the number of miles he or she drives annually; (iii) the number of years of driving experience the insured has had; and (iv) those other factors that the Commissioner of the California DOI may adopt by regulation and that have a substantial relationship to the risk of loss. Under current California regulation, the use of telematics-based data beyond miles driven, including when, where or how the car is driven, is prohibited. In addition, other states in which Metromile operates, or may choose to operate in the future, similarly limit the use of telematics-based data beyond miles driven. Metromile Insurance Company is currently in discussions with the California DOI to revise its regulations to allow the use of telematics to a greater extent to underwrite and price insurance policies. Metromile cannot predict the outcome of these discussions, and there can be no assurance that the California DOI or other state regulators will revise regulations accordingly, if at all.

Insolvency Funds and Associations, Mandatory Pools, and Insurance Facilities

Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations, which they fund through an annual assessment. These funds cover payments of claims of state policyholders whose admitted insurance carriers have become insolvent. The annual assessments required in any one year will vary from state to state, and are subject to various maximum assessments per line of insurance.

Investment Regulation

Metromile Insurance Company is subject to Delaware’s rules and regulations governing the investment of its assets. Delaware’s laws generally require that an insurance company invest in a diverse portfolio, and limit its investments in certain asset categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, Metromile Insurance Company would be required to dispose of those investments.

Trade Practices

Insurance companies and producers are subject to regulation on how they may sell, solicit, or negotiate insurance and conduct their business, with state laws prohibiting certain unfair trade practices. Such practices include, but are not limited to, false advertising, making false statements to regulators, unfair discrimination including against protected classes, and rebating premium to policyholders above certain de minimis amounts. Metromile and its affiliates set business conduct policies and provides training to ensure employee-agents and other customer service personnel are aware of these prohibitions and understand that they are required to conduct their activities in compliance with these laws. In addition, the NAIC and several states, including California, Connecticut, and New York, have indicated an increased desire and intent to examine scoring and other models used for rating and underwriting. We are not currently able to predict with precision what impact these any laws, initiatives, or actions in this respect might have on our business.

Unfair Claims Practices

Insurance companies, third-party administrators, and individual claims adjusters are generally prohibited by state laws from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions, failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, failing to adopt reasonable standards for the investigation and settlement of a claim, and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Metromile and its affiliates set business conduct policies to make claims adjusters aware of these prohibitions and to require them to conduct their activities in compliance with these laws.

Commission Sharing

Insurance producers cannot share insurance commissions with any person for selling, soliciting, or negotiating insurance unless such person holds an insurance producer license. There is a well-recognized, limited exception to this prohibition on commission sharing for the payment of referral fees to unlicensed persons, provided that the fee is a flat fee that is not contingent on the purchase of insurance and the referral does not involve the discussion of the terms or conditions of the policy.

Data Privacy

The use of non-public personal information in the insurance industry is subject to regulation under the privacy provisions of the Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Act, to the extent adopted and implemented by the various state legislatures and insurance regulators, including through the California Financial Information Privacy Act. Pursuant to these laws and regulations, among other things, an insurance carrier or producer must disclose its privacy policies to all of its applicants and policyholders and must also provide either an opt-in or opt-out, depending on the state, to the sharing of non-public personal information with unaffiliated third parties.

We are also subject to the CCPA, which took effect on January 1, 2020, and its implementing regulations which took effect in August 2020. The CCPA and related regulations give California residents the right to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed disclosures about how their personal information is used and shared. The CCPA exempts certain information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, or the federal Driver’s Privacy Protection Act, which also apply to us. However, the definition of “personal information” in the CCPA is broad and encompasses other information that we process beyond the scope of these exemptions. In addition, on November 3, 2020, Californians approved Proposition 24, a ballot measure that created the California Privacy Rights Act (CPRA). As of January 1, 2023, the CPRA will add new obligations on Metromile Insurance Company’s use, protection, and disclosures regarding personal information. We are not currently able to predict with precision what impact these laws and regulations might have on our business.

Cybersecurity

Under the Gramm-Leach-Bliley Act, insurance companies and producers must also establish a program of administrative, technical, and physical safeguards designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of customer information, and protect against unauthorized access to or use of customer information that could result in substantial harm or inconvenience to the customers.

Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider and adopt new cybersecurity regulations. On October 24, 2017, the NAIC adopted the Insurance Data Security Model Law, intended to serve as model legislation for states to enact to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Louisiana, Michigan, Mississippi, New Hampshire, Delaware, Indiana, South Carolina and Virginia, have adopted versions of the Insurance Data Security Model Law, each with a different effective date and some substantive differences. In addition, certain other states including New York have adopted their own cybersecurity laws with material differences from the NAIC Model Law. The CCPA also indirectly requires businesses to implement and maintain reasonable security procedures and practices appropriate to the nature of the personal information processed. Metromile Insurance Company takes steps to comply with financial industry cybersecurity regulations and believes it complies in all material respects with their requirements. Its board of directors oversees cybersecurity risk management and delegates oversight of its information security program to executive officers and a chief information security officer, who is responsible for the day-to-day management of our information security program and provides updates to the audit committee of the board of directors at each of its meetings. Metromile Insurance Company’s incident response team, reports material information security incidents to executive officers, who in turn report them to the board of directors.

Federal Regulation

The regulation of insurance companies is principally a matter of state law, and the federal government does not directly regulate the transaction of insurance. However, federal statutes, regulations, and other initiatives do have an impact on the insurance industry. In particular, the Federal Insurance Office (FIO) was established within the U.S. Department of the Treasury (“Treasury”) by the Dodd-Frank Act in July 2010 to monitor and coordinate the regulation of the insurance industry across the United States.

Although the FIO has limited direct regulatory authority over insurance companies or other insurance industry participants, it does represent the U.S. on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (“IAIS”). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the Treasury with administration of the Terrorism Risk Insurance Program, monitors trends in the insurance industry, and advises the secretary of the Treasury on important national and international insurance matters. The FIO has the ability to make a recommendation to the Financial Stability Oversight Council to designate an insurer as “systemically significant,” subjecting the insurer to regulation by the Federal Reserve as a bank holding company, which could lead to higher capital requirements.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws, false advertising laws, anti-money laundering laws, the FCRA, and the economic and trade sanctions implemented by the Office of Foreign Assets Control, or OFAC. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

METROMILE’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which Metromile’s management believes is relevant to an assessment and understanding of Metromile’s consolidated results of operations and financial condition. You should read the following discussion and analysis of Metromile’s consolidated results of operations and financial condition together with the section titled “Selected Historical Consolidated Financial Information of Metromile” and Metromile’s consolidated financial statements and related notes and other information included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with Unaudited Pro Forma Condensed Combined Financial Information as of and for the year ended December 31, 2019 and nine months ended September 30, 2020. In addition to historical financial information, this discussion contains forward-looking statements based upon Metromile’s current expectations that involve risks and uncertainties. Metromile’s actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless otherwise indicated or the context otherwise required, references included in this Metromile Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Metromile,” “we,” “us,” “our” and the “Company” refer to Metromile and its consolidated subsidiaries.

Overview

We started Metromile based on the simple observation that the physical world is being increasingly digitized, that this digital data can be used to better estimate the future, and that the best opportunity to create value for everyday customers in an increasingly predictable world is to reinvent insurance, one of the largest and most important global markets.

At its core, insurance financially protects the insured customer from the occurrence of specific future events. If these events can be more accurately estimated, using data and data science, then the insurance provided can be more accurately priced — lower likelihood events would cause the price of insurance to go down and higher likelihood events would cause the price of insurance to go up. The proliferation of sensor data, from cars, mobile phones, and elsewhere, means we have a greater ability to estimate the likelihood of future events and, thus, help many customers who are overpaying for insurance save money.

We founded Metromile in 2011 to realize this opportunity and tackle the broken auto insurance industry. With data science as our foundation, we offer our insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers.

Through our digitally native offering, built around the needs of the modern driver, we believe our per-mile insurance policies save our customers, on average, 47% over what they were paying their previous auto insurer. We base this belief on data our customers self-reported in 2018 with respect to premiums paid to providers before switching to Metromile.

We believe the opportunity for our personalized per-mile insurance product is significant. Federal Highway Administration data indicates that approximately 35% of drivers drive more than half the total miles driven. We believe there is a correlation between the number of miles driven and the number of insurable losses. An October 2016 report by the Insurance Information Institute noted that the increase in claims frequency appears directly linked to the increase in the number of miles driven. Notwithstanding the relationship between miles driven and claims, auto insurance premiums have historically been priced based on a driver’s “class” — and drivers are charged the same basic premium rate as others in their class no matter the actual miles driven. In the traditional pricing model, a driver’s age, credit score, accident history, and geography influences the premium paid more than the actual miles driven. Thus, the 35% of drivers who account for more than half the miles driven are not paying premiums based on how often they are behind the wheel and increasing the potential for an insurable loss claim. We believe the traditional pricing model is inherently unfair to the majority of drivers — the 65% of drivers who drive less than half the miles driven — as they are effectively subsidizing the minority of drivers who are high-mileage drivers. By offering auto insurance using a per-mile rate and then billing each customer monthly based on their actual miles driven, we are able to provide significant savings to the 65% of drivers who drive less than half the miles driven. Customers can simply use their connected car or use The Pulse to share their data with us — which includes miles driven, and in certain states where permitted by insurance regulators (four of the eight in which we currently operate), driving habits, such as phone use, speeding, hard-braking, accelerating, cornering, and location. Our customers are able to choose when and how to drive and share this information with us to realize these data driven savings every day. See “Information About Metromile — Our Technology Platform” for more information regarding The Pulse and data collection.

The U.S. auto insurance market is massive, dominated by insurers stuck on legacy technology infrastructure who offer antiquated services. U.S. personal auto insurers write approximately $250 billion of premiums each year, with no carrier currently achieving more than 20% market share. We believe we are strategically positioned to succeed as industry incumbents struggle to meet the significant structural changes underway in an increasingly digital world. The advent of mobile phones has revolutionized modern mobility, while connected and autonomous technologies are drastically changing consumer relationships with vehicles. As we scale and accumulate more data, we believe that we can deliver increasingly better service, pricing and experiences for customers across all stages of the policy lifecycle.

Our Model

The traditional auto insurance industry is focused on charging customers static insurance rates based on a “class” of driver, which is determined based on a set of variables that approximate and estimate risk. The traditional approach requires little ongoing customer engagement and requires manual claims servicing, which results in lower gross margins. In contrast, our model is digitally native, automated, and built using predictive models. Our product provides customized rates for each individual driver, using telematics data and proprietary predictive models to assess risk and determine pricing for each customer, while billing customers based only for their actual miles driven. We have automated the claims approval process, resulting in higher margins, and reduced fraud rates through real-time reporting from telematics devices, resulting in lower loss ratios.

We have experienced strong growth since inception; however, our focus has been on prioritizing unit economics rather than solely focusing on revenue growth through increased net losses. Our priority has been on developing a durable business advantage.

Our gross profit/(loss), which is impacted by our reinsurance arrangements, decreased from $1.4 million for the nine months ended September 30, 2019 to ($9.0) million for the nine months ended September 30, 2020. However, our contribution profit/(loss), a non-GAAP financial measure, increased from $2.1 million for the nine months ended September 30, 2019 to $11.0 million for the nine months ended September 30, 2020, largely due to improvements in loss and loss adjustment expenses. We use contribution profit/(loss) as a key measure of our progress towards profitability and to consistently evaluate the variable contribution to our business from insurance operations from period to period. See the section entitled “— Non-GAAP Financial Measures” for additional information regarding our use of contribution profit/(loss) and a reconciliation to the most comparable GAAP measure.

Reinsurance

We obtain reinsurance to help manage our exposure to property and casualty insurance risks, and since May 2017, we have proportional reinsurance protecting our business. See “Information about Metromile — Reinsurance” for a discussion of the material features of Metromile’s reinsurance program.

The reinsurance arrangement covering the periods May 1, 2017 to April 30, 2018 and May 1, 2018 to April 30, 2019 covered 85% of our renewal policies and beginning May 1, 2019, the reinsurance arrangements expanded to also include new policies. Thus, since May 1, 2019, we have ceded a larger percentage of our premium than in prior periods, resulting in a significant decrease in our revenues as reported under GAAP. We expect to revise our reinsurance structure in 2021 into a more simplified structure with a reduced quota share, which over time, will reduce the amount of ceded premium, and we expect will reduce the overall cost of our reinsurance arrangements.

As we enter into new reinsurance arrangements, whereby the terms and structure may vary widely, our prior results, impacted by reinsurance may not be a good indicator of future performance, including the fluctuations experienced in gross profit. Thus we use contribution profit/(loss) as a key measure of our performance.

Key Performance Indicators

We regularly review key operating and financial performance indicators, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-GAAP financial and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See the section entitled “— Non-GAAP Financial Measures” for additional information regarding our use of contribution profit/(loss) and a reconciliation to the most comparable GAAP measures.

The following table presents these metrics as of and for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	($ in millions, except for Direct Earned Premium per Policy)
Policies in Force (end of period)	81,504	88,099	88,551	92,318
Direct Earned Premium per Policy (annualized)	$1,153	$1,211	$1,210	$1,076
Direct Written Premium	$87.2	$103.3	$81.1	$76.4
Direct Earned Premium	$82.1	$102.2	$77.9	$74.1
Gross Profit/(Loss)	$(9.5)	$(4.9)	$1.4	$(9.0)
Gross Margin	(17.5)%	(9.3)%	3.0%	(37.0)%
Contribution Profit/(Loss)	$(8.6)	$1.5	$2.1	$11.0
Contribution Margin	(10.4)%	1.5%	2.7%	14.6%
Direct Loss Ratio	82.4%	73.0%	72.7%	59.1%
Direct LAE Ratio	14.8%	12.5%	12.3%	13.1%

Policies in Force

We define policies in force as the number of current and active policyholders as of the period end date. We view policies in force as an important metric to assess our financial performance because policy growth drives our revenue growth, increases brand awareness and market penetration, generates additional data to continue to improve the performance of our platform, and provides key data to assist strategic decision making for the Company.

Direct Earned Premium per Policy

We define direct earned premium per policy as the ratio of direct earned premium divided by the average policies in force for the period, presented on an annualized basis. We view premiums per policy as an important metric as it is a reliable indicator of revenue earned in any given period, and a growth in this metric would be a clear indicator of the growth of the business. Direct earned premium excludes the impact of premiums ceded to reinsurers such that it reflects the actual business volume and direct economic benefit generated from our customer acquisition efforts. Additionally, premiums ceded to reinsurers can change based on the type and mix of reinsurance structures we use.

Direct Written Premium

We define direct written premium as the total amount of direct premiums on policies that were bound during the period. We view direct written premium as an important metric because it is the metric that most closely correlates with our growth in direct earned premiums. Direct written premium excludes mileage-based premium that has not yet been earned. It also excludes the impact of premiums ceded to reinsurers such that it reflects the actual business volume and direct economic benefit generated from our customer acquisition efforts. Additionally, premiums ceded to reinsurers can change based on the type and mix of reinsurance structures we use.

Direct Earned Premium

We define direct earned premium as the amount of direct premium that was earned during the period. Premiums are earned over the period in which insurance protection is provided, which is typically six months. We view direct earned premium as an important metric as it allows us to evaluate our growth prior to the impacts of ceded premiums to our reinsurance partners. It is the primary driver of our consolidated GAAP revenues and represents the result of our sustained customer acquisition efforts. As with direct written premium, direct earned premium excludes the impact of premiums ceded to reinsurers to manage our business, and therefore should not be used as a substitute for net earned premium, total revenue, or any other measure presented in accordance with GAAP.

Gross Profit/(Loss)

Gross profit/(loss) is defined as total revenue minus losses and loss adjustment expenses, policy servicing expense and other, and amortization of capitalized software. Gross margin is equal to gross profit/(loss) divided by revenue. Gross profit/(loss) includes the effects of reinsurance thereby increasing volatility of this measure without corresponding changes in the underlying business or operations.

Contribution Profit/(Loss)

Contribution profit/(loss), a non-GAAP financial measure, is defined as gross profit/(loss), excluding the effects of reinsurance arrangements on both total revenue and losses and loss adjustment expense. It also excludes enterprise software revenues, as well as amortization of internally developed software, devices, while including other policy servicing expenses. We believe the resulting calculation is inclusive of the variable costs of revenue incurred to successfully service a policy, but without the volatility of reinsurance. We use contribution profit/(loss) as a key measure of our progress towards profitability and to consistently evaluate the variable contribution to our business from insurance operations from period to period because it is the result of direct earned premiums, plus investment income earned at the insurance company, minus direct losses, direct loss adjustment expense, premium taxes, bad debt, payment processing fees, data costs, underwriting reports, and other costs related to servicing policies.

See the section entitled “— Non-GAAP Financial Measures” for a reconciliation of total revenue to contribution profit/(loss).

Contribution Margin

Contribution margin, a non-GAAP financial measure, is defined as contribution profit/(loss) divided by adjusted revenue. Adjusted revenue excludes the net effect of our reinsurance arrangements, revenue attributable to our enterprise segment, interest income generated outside of our insurance company, and bad debt expense. We view contribution margin as an important metric as it most closely correlates to the economics of our core underlying insurance product and measures our progress towards profitability. Accordingly, we use this non-GAAP financial measure to consistently evaluate the variable contribution to our business from insurance operations from period to period.

See the section entitled “— Non-GAAP Financial Measures” for a reconciliation of total revenue to contribution profit/(loss).

Direct Loss Ratio

We define direct loss ratio expressed as a percentage, as the ratio of direct losses to direct earned premium. Direct loss ratio excludes loss adjustment expenses. We view direct loss ratio as an important metric because it allows us to evaluate incurred losses and loss adjustment expenses separately prior to the impact of reinsurance.

Direct LAE Ratio

We define direct LAE ratio expressed as a percentage, as the ratio of direct loss adjustment expenses (“LAE”) to direct earned premium. We view direct LAE ratio as an important metric because it allows us to evaluate incurred losses and LAE separately.  We actively monitor the direct LAE ratio as it has a direct impact on our results regardless of our reinsurance strategy.

Recent Developments Affecting Comparability

COVID-19 Impact

In March 2020, the World Health Organization declared the 2019 novel coronavirus (“COVID-19”) a global pandemic. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. We have taken measures in response to the ongoing COVID-19 pandemic, including closing our offices and implementing a work from home policy for our worldwide workforce; implementing additional safety policies and procedures for our employees; and suspending employee travel and in-person meetings. We may take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees, customers, and stockholders.

For the nine months ended September 30, 2020, we generated $74.1 million in gross earned premium, a decrease of $3.8 million or 4.9%, as compared to $77.9 million for the nine months ended September 30, 2019. This decrease was primarily due to the decrease in overall miles driven, which is attributable to the COVID-19 pandemic given the implementation of “shelter-in-place” and other orders, which reduced daily miles driven by our customers. Based on internal data, the average miles driven per customer policy declined by 48% for the second quarter of 2020 and 26% for the third quarter of 2020, compared to the same periods in 2019. Metromile believes that the potential long-term impacts of COVID-19, as more companies embrace work from home policies, represents an opportunity for Metromile to increase its customer base as drivers continue to look for value-driven insurance solutions that provide the same or a better quality product that aligns to their own driving behaviors.

The future impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, impact on our customers and their spending habits, impact on our marketing efforts, and effect on our suppliers, all of which are uncertain and cannot be predicted. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to our operations and the operations of our third-party suppliers, along with the related global slowdown in economic activity, may result in decreased revenues and increased costs. Impacts on our revenue and costs may continue through the duration of this crisis. It is possible that the COVID-19 pandemic, the measures taken by the federal, state, or local authorities and businesses affected and the resulting economic impact may materially and adversely affect our business, results of operations, cash flows and financial positions as well as our customers.

Our consolidated financial statements have been prepared assuming we will continue as a going concern. We have incurred recurring losses and an accumulated deficit since inception, related primarily to the development of our website, technology, customer acquisition, insurance losses and other operations.  We obtained additional funding in 2020 to support our ongoing operations and restructured the business to reduce costs and optimize performance; however we continue to incur significant operating losses. Our financial condition indicates that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and therefore, that we may be unable to realize our assets or discharge our liabilities in the normal course of business. We believe we will be able to complete a transaction that will provide the consolidated entity with sufficient funding to meet our expenditure commitments and support our planned level of spending, and therefore it is appropriate to prepare the unaudited interim condensed consolidated financial statements on a going concern basis.

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Customers

Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. Our growth strategy is centered around accelerating our existing position in markets that we already serve, expanding into new markets nationally across the U.S., developing new strategic partnerships with key players in the automotive industry, and growing our enterprise software sales.

Our Ability to Retain Customers

Turning our customers to lifetime customers is key to our success. We realize increasing value from each customer retained as a recurring revenue base, forms a basis for organic growth for our new product offerings, and improves our loss ratios over time. Our ability to retain customers will depend on a number of factors, including our customers’ satisfaction with our products, offerings of our competitors and pricing of our products.

Our Ability to Expand Nationally Across the United States.

Our long-term growth opportunity will benefit from our ability to provide insurance across more states in the United States. Today, we are licensed in 49 states and the District of Columbia, and active in eight states. We will apply our highly scalable model nationally, with a tailored approach to each state, driven by the regulatory environment and local market dynamics. This will allow us to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state.

Our Ability to Introduce New and Innovative Products

Our growth will depend on our ability to introduce new and innovative products that will drive the organic growth from our existing customer base as well as from potential customers. Our insurance offerings as well as our technology platform offered to enterprise customers provides us with a foundation to provide a broad set of insurance products to consumers in the future.

Our Ability to Manage Risk Through Our Technology

Risk is managed through our technology, artificial intelligence, and data science which we utilize to accurately determine the risk profiles of our customers. Our ability to manage risk is augmented over time as data is continuously collected and analyzed by our machine learning with the objective of lowering our loss ratios over time. Our success depends on our ability to adequately and competitively price risk.

Components of Our Results of Operations

Revenue

Revenues are generated primarily from the sale of our pay-per-mile auto insurance policies within the United States, revenue related to policy acquisition costs recovered as part of the reinsurance arrangement, and through sales of our proprietary AI claims platform. Revenue excludes premiums ceded to our reinsurers (see the section entitled “— Reinsurance” for further information).

Premiums Earned, net

Premiums earned, net represents the earned portion of our gross written premium, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. Revenue from premiums is earned over the term of the policy, which is written for six-month terms. The premium for the policy provides for a base rate per month for the entire policy term upon the binding of the policy plus a per-mile rate multiplied by the miles driven each day (based on data from the telematics device, subject to a daily maximum).

Investment Income

Investment income represents interest earned from our fixed maturity and short-term investments less investment expenses and is recorded as the income is earned. Investment income is directly correlated with the size of our investment portfolio and with the market level of interest rates. The size of our investment portfolio is expected to increase in future periods, and therefore investment income is also expected to increase, as we continue to invest both customer premiums and equity proceeds into our investment portfolio.

Other Revenue

Other revenue consists of enterprise revenue, revenue related to policy acquisition costs recovered as part of the reinsurance arrangements with our reinsurance partners, reinsurance profit commissions based on performance of the ceded business, and policy commissions earned from National General Insurance (“NGI”). We have developed technologies intended for internal use to service our insurance business and started offering our technologies to third-party insurance carriers. Enterprise revenue represents revenues generated from the licensing of such internally developed software on a subscription basis, and sales of our professional services, which includes customization and implementation services for customers. We also earn revenues from policy acquisition costs recovered for policies newly ceded to our reinsurance partners, and we earn commissions for policies underwritten by NGI prior to Metromile becoming a full-stack insurance carrier in 2016.

Costs and Expenses

Our costs and expenses consist of loss and loss adjustment expenses, policy servicing expense and other, sales, marketing, and other acquisition costs, research and development, amortization of capitalized software, and other operating expenses.

Losses and Loss Adjustment Expenses

Our losses and loss adjustment expenses consist of the net cost to settle claims submitted by our customers. Losses consist of claims paid, case reserves, as well as claims incurred but not reported, net of estimated recoveries from salvage and subrogation. Loss adjustment expenses consist of costs borne at the time of investigating and settling a claim. Losses and loss adjustment expenses represents management’s best estimate of the ultimate net cost of all reported and unreported losses incurred through the balance sheet date. Estimates are made using individual case-basis valuations and statistical analyses and are continually reviewed and adjusted as necessary as experience develops or new information becomes known. These reserves are established to cover the estimated ultimate cost to settle insured losses.

Both losses and loss adjustment expenses are net of amounts ceded to reinsurers. We enter into reinsurance contracts to protect our business from losses due to concentration of risk and to manage our operating leverage ratios, as well as to provide additional capacity for growth. Our reinsurance contracts consist of quota-share reinsurance agreements with our reinsurance partners under which risks are covered on a pro-rata basis for all policies underwritten by us (see the section entitled “— Reinsurance” for further discussion). These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Losses and loss adjustment expenses may be paid out over a period of years.

Various other expenses incurred during claims processing are allocated to losses and loss adjustment expenses. These amounts include claims adjusters’ salaries and benefits, employee retirement plan related expenses and share-based compensation expenses (Personnel Costs); software expenses; and overhead allocated based on headcount (Overhead).

Policy Servicing Expense and Other

Policy servicing expense and other includes personnel costs related to our technical operations and customer experience teams, data transmission costs, credit card and payment processing expenses, premium taxes, and amortization of telematic devices. Policy servicing expense and other is expensed as incurred.

Sales, Marketing and Other Acquisition Costs

Sales, marketing, and other acquisition costs includes spend related to advertising, branding, public relations, third-party marketing, consumer insights and reinsurance ceding commissions. These expenses also include related personnel costs and overhead. We incur sales, marketing and other acquisition costs for all product offerings including our newly introduced software as a service (“SaaS”) platform which provides access to our developed technology under SaaS arrangements, along with professional services to third-party customers (“Enterprise business solutions”). Sales, marketing and other acquisition costs are expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. We plan to continue investing in marketing to attract and acquire new customers, increase our brand awareness, and expand our Enterprise product offering. We expect that sales and marketing expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that, in the long-term, our sales, marketing and other acquisition costs will decrease as a percentage of revenue as the proportion of renewals to our total business increases.

Research and Development

Research and development consist of costs that support our growth and expansion initiatives inclusive of website development costs, software development costs related to our mobile app and Enterprise business solution, and new product development costs. These costs include third-party services related to data infrastructure support; personnel costs and overhead for product design, engineering, and management; and amortization of internally developed software. Research and development costs are expensed as incurred, except for costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life. We expect that research and development expenses will increase in both absolute dollars and percentage of revenues in future periods in the near-term. We expect that, in the long-term, our research and development expenses will decrease as a percentage of revenue as these represent largely fixed costs.

Amortization of Capitalized Software

Amortization of capitalized software relates to the amortization recorded for the capitalized website and software development costs for the period presented.

Other Operating Expenses

Other operating expenses primarily relate to personnel costs and overhead for corporate functions, external professional service expenses and depreciation expense for computers, furniture, and other fixed assets. General and administrative expenses are expensed as incurred.

We expect to incur incremental operating expenses to support our global operational growth and enhancements to support our reporting and planning functions.

Following the completion of the Merger, we expect to incur significant additional operating expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq, additional corporate, director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees. We also expect to increase the size of our accounting, finance, and legal teams to support our increased compliance requirements and the growth of our business. As a result, we expect that our other operating expenses will increase in absolute dollars and percentage of revenues in future periods in the near-term. We expect that, in the long-term, our other operating expenses will decrease as a percentage of revenue as these represent largely fixed costs.

Interest expense

Interest expense primarily relates to interest incurred on our long-term debt, the amortization of debt issuance costs, and changes in the fair value of warrant liabilities that are associated with our long-term debt.

Results of Operations

The following table presents our unaudited consolidated statement of operations for the nine months ended September 30, 2020 and 2019, and the dollar and percentage change between the two periods:

(in thousands)	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
Revenue
Premiums earned, net	$21,863	$9,360	$(12,503)	(57.2)%
Interest Income	1,583	500	(1,083)	(68.4)%
Other revenue	22,507	14,499	(8,008)	(35.6)%
Total revenue	45,953	24,359	(21,594)	(47.0)%

Operating Expenses
Losses and loss adjustment expenses	24,780	12,214	(12,566)	(50.7)%
Policy servicing expense and other	11,998	12,803	805	6.7%
Sales, marketing and other acquisition costs	18,224	3,616	(14,608)	(80.2)%
Research and development	6,636	6,668	32	N.M.
Amortization of capitalized software	7,829	8,311	482	6.2%
Other operating expenses	14,040	13,138	(902)	(6.4)%
Total Operating Expenses	83,507	56,750	(26,757)	(32.0)%

Loss from operations	(37,554)	(32,391)	5,163	(13.8)%

Other expense
Interest expense	(56)	(4,093)	(4,037)	N.M.
Total other income	(56)	(4,093)	(4,037)	N.M.

Net loss before taxes	(37,610)	(36,484)	1,126	(3.0)%

Income tax provision/(benefit)	37	(67)	(104)	N.M.
Net loss	$(37,647)	$(36,417)	$1,230	(3.3)%

____________

N.M. — Percentage change not meaningful

Comparison of the Nine Months Ended September 30, 2019 and 2020

Revenue

Premiums Earned, net

Net premiums earned decreased $12.5 million, or 57.2%, from $21.9 million for the nine months ended September 30, 2019 to $9.4 million for the nine months ended September 30, 2020, which was primarily attributable to an $8.6 million increase in premiums ceded to our reinsurance partners, which is reflective of the inclusion of new business into the reinsurance program, and a $3.7 million decrease in earned premiums due to an overall decrease in miles driven by customers in response to COVID-19 shelter-in-place restrictions, which generally began in March 2020.

Investment Income

Investment income decreased $1.1 million, or 68.4%, from $1.6 million for the nine months ended September 30, 2019 to $0.5 million for the nine months ended September 30, 2020. The decrease is primarily due to a lower balance of highly liquid fixed income investments during the nine months ended September 30, 2020.

Other Revenue

Other revenue decreased $8.0 million, or 35.6%, from $22.5 million for the nine months ended September 30, 2019 to $14.5 million for the nine months ended September 30, 2020. The decrease was primarily attributable to an $11.5 million decrease in revenues from policy acquisition costs recovered for policies onboarded in our reinsurance program, offset by a $2.8 million increase in revenues from new customer implementations of our Enterprise business solutions and $0.6 million increase in policy commissions earned from NGI.

Costs and Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses decreased $12.6 million, or 50.7%, from $24.8 million for the nine months ended September 30, 2019 to $12.2 million for the nine months ended September 30, 2020. The decrease was primarily driven by an $11.8 million net decrease in total losses due to an overall decrease in miles driven by customers which is reflected in our lower direct loss ratio period over period and a $0.8 million decrease in loss adjustment expenses due to a reduction in personnel expenses.

Policy Servicing Expense and Other

Policy servicing expense and other increased $0.8 million, or 6.7%, from $12.0 million for the nine months ended September 30, 2019 to $12.8 million for the nine months ended September 30, 2020. The increase was primarily attributable to a $1.0 million increase in software subscription costs. This was partially offset by a decrease of $0.2 million in personnel related expenses.

Sales, Marketing, and Other Acquisition Costs

Sales, marketing, and other acquisition costs decreased $14.6 million, or 80.2%, from $18.2 million for the nine months ended September 30, 2019 to $3.6 million for the nine months ended September 30, 2020. The decrease was primarily attributable to an $8.1 million decrease in both our online and offline marketing campaigns, $5.8 million increase in reinsurance ceding commission which serves as an offset to sales and marketing expense, and $0.8 million decrease in personnel costs attributable to a reduction in force in response to the COVID-19 pandemic.

Amortization of Capitalized Software

Amortization of capitalized software increased $0.5 million, or 6.2%, from $7.8 million for the nine months ended September 30, 2019 to $8.3 million for the nine months ended September 30, 2020. The increase was primarily related to the amortization of our website development costs and capitalized costs related to internal use software.

Other Operating Expenses

Other operating expenses decreased $0.9 million, or 6.4%, from $14.0 million for the nine months ended September 30, 2019 to $13.1 million for the nine months ended September 30, 2020. The increase was primarily driven by a $1.4 million decrease in recruiting, personnel, and general corporate overhead costs which was primarily offset by a $0.4 million increase in depreciation and amortization.

Interest Expense

Interest expense increased $4.0 million, from $0.1 million for the nine months ended September 30, 2019 to $4.1 million for the nine months ended September 30, 2020. The increase was primarily attributable to a $3.4 million increase in interest expense due to a higher outstanding debt balance during the first nine months of 2020 as compared to the first nine months of 2019, which resulted in additional interest expense incurred, and the amortization of capitalized debt and warrants issuance costs and a $0.6 million increase in interest expense charged for the change in fair value of our warrant liability.

The following table presents our audited consolidated statement of operations for the years ended December 31, 2018 and 2019, and the dollar and percentage change between the two years:

(in thousands)	Year ended December 31,
	2018	2019	$ Change	% Change
Revenue
Premiums earned, net	$33,796	$23,807	$(9,989)	(29.6)%
Interest Income	1,412	1,898	486	34.4%
Other revenue	19,108	27,050	7,942	41.6%
Total revenue	54,316	52,755	(1,561)	(2.9)%

Operating Expenses
Losses and loss adjustment expenses	40,663	30,758	(9,905)	(24.4)%
Policy servicing expense and other	13,648	16,297	2,649	19.4%
Sales, marketing and other acquisition costs	18,241	23,954	5,713	31.3%
Research and development	6,417	9,055	2,638	41.1%
Amortization of capitalized software	9,491	10,648	1,157	12.2%
Other operating expenses	14,588	18,896	4,308	29.5%
Total Operating Expenses	103,048	109,608	6,560	6.4%

Loss from operations	(48,732)	(56,853)	(8,121)	16.7%

Other expense
Interest expense	(762)	(339)	423	(55.5)%
Total other income	(762)	(339)	423	(55.5)%

Net loss before taxes	(49,494)	(57,192)	(7,698)	15.6%

Income tax provision/(benefit)	(125)	37	162	N.M.
Net loss	$(49,369)	$(57,229)	$(7,860)	15.9%

____________

N.M. — Percentage change not meaningful

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

Premiums Earned, net

Net premiums earned decreased $10.0 million, or 29.6%, from $33.8 million for the year ended December 31, 2018 to $23.8 million for the year ended December 31, 2019. The decrease was primarily attributable to a $28.4 million increase in premiums ceded to our reinsurance partners which is reflective of our growing renewal base, and a $1.7 million increase in bad debt allowance which is due primarily to year-over-year premium growth. This was partially offset by a $20.1 million increase in direct earned premiums which was primarily attributable to growth in new policies from new customers.

Investment Income

Investment income increased $0.5 million, or 34.4%, from $1.4 million for the year ended December 31, 2018 to $1.9 million for the year ended December 31, 2019. The increase was primarily due to a higher balance of highly liquid fixed income investments during the year ended December 31, 2019.

Other Revenue

Other revenue increased $8.0 million, or 41.6%, from $19.1 million for the year ended December 31, 2018 to $27.1 million for the year ended December 31, 2019. The increase was primarily attributable to a $6.8 million increase in reinsurance onboarding fees and commissions income which is based on the number of policies newly ceded to our reinsurance partners, and a $1.1 million increase in other revenues inclusive of sales of our Enterprise business solutions.

Costs and Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses decreased $9.9 million, or 24.4%, from $40.7 million for the year ended December 31, 2018 to $30.8 million for the year ended December 31, 2019. The decrease was primarily attributable to a higher volume of policies ceded to our reinsurance partners offset by an increase in claims which resulted in a net decrease of $9.2 million, in addition to a $0.7 million decrease in expenses related to our loss adjustment expense reserves. The increase in claims is correlated to our growth in earned premiums and additional policies in force added year-over-year.

Policy Servicing Expense and Other

Policy servicing expense and other increased $2.7 million, or 19.4%, from $13.6 million for the year ended December 31, 2018 to $16.3 million for the year ended December 31, 2019. The increase was primarily attributable to a $1.0 million increase in personnel costs, $0.7 million increase in policy servicing expenses such as payment processing and taxes paid on premiums which is attributable to our growth in policies, $0.7 million increase in depreciation of telematic devices which resulted from a year-over-year increase in the number of devices purchased which were used to service customers, and a $0.2 million increase in data transmission costs.

Sales, Marketing and Other Acquisition Costs

Sales, marketing and other acquisition costs increased $5.8 million, or 31.3%, from $18.2 million for the year ended December 31, 2018 to $24.0 million for the year ended December 31, 2019. The increase was due to a $3.1 million increase in online and offline marketing spend, a $1.9 million increase in personnel costs as a result of the expansion of our sales and marketing team, and a $1.2 million increase in public relations and underwriting costs, offset by a $0.4 million increase in customer acquisition costs which were capitalized.

Research and Development

Research and development increased $2.7 million, or 41.1%, from $6.4 million for the year ended December 31, 2018 to $9.1 million for the year ended December 31, 2019. The increase in research and development was primarily attributable to an increase in cost from the continued development of our Enterprise business solutions, and increased personnel costs related to our engineering, data science, and product teams.

Amortization of Capitalized Software

Amortization of capitalized software increased $1.1 million, or 12.2%, from $9.5 million for the year ended December 31, 2018 to $10.6 million for the year ended December 31, 2019. The increase was primarily related to the amortization of our website development costs and capitalized costs related to internal use software.

Other Operating Expenses

Other operating expenses increased $4.3 million, or 29.5%, from $14.6 million for the year ended December 31, 2018 to $18.9 million for the year ended December 31, 2019. The increase was primarily due to a $1.3 million increase in corporate overhead costs, $0.8 million increase in insurance and actuarial costs, and $1.8 million in personnel costs related to recruiting and higher headcount.

Interest Expense

Interest expense decreased $0.5 million, or 55.5%, from $0.8 million for the year ended December 31, 2018 to $0.3 million for the year ended December 31, 2019. The decrease was due to a $0.1 million decrease in interest expense from a lower average balance of debt outstanding and a $0.3 million decrease in interest expense charged for the change in fair value of our warrant liability.

Non-GAAP Financial Measures

The non-GAAP financial measure below has not been calculated in accordance with generally accepted accounting principles in the United States, or GAAP, and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, contribution profit/(loss) should not be construed as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that it fails to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses this non-GAAP financial measure, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (1) monitor and evaluate the performance of our business operations and financial performance; (2) facilitate internal comparisons of the historical operating performance of our business operations; (3) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (4) review and assess the operating performance of our management team; (5) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (6) plan for and prepare future annual operating -budgets and determine appropriate levels of operating investments.

The following table provides a reconciliation of total revenue to contribution profit/(loss) for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	($ in millions)
Total revenue	$54.3	$52.8	$46.0	$24.3
Losses and loss adjustment expense	(40.7)	(30.8)	(24.8)	(12.2)
Policy servicing expense and other	(13.6)	(16.3)	(12.0)	(12.8)
Amortization of capitalized software	(9.5)	(10.6)	(7.8)	(8.3)
Gross profit/(loss)	(9.5)	(4.9)	1.4	(9.0)
Gross margin	(17.5)%	(9.3)%	3.0%	(37.0)%

Less revenue adjustments:
Revenue Adjustments Related to Reinsurance	27.8	49.4	32.7	52.7
Revenue from Enterprise Segment	—	(0.8)	(0.8)	(3.6)
Interest Income and Other	0.2	1.9	0.7	1.7

Less costs and expense adjustments:
Loss and LAE Adjustments Related to Reinsurance	(39.2)	(56.7)	(41.3)	(41.2)
Bad Debt, Report Costs and Other Expenses	(0.6)	(1.9)	(1.1)	(0.8)
Amortization of Internally Developed Software	9.5	10.6	7.8	8.3
Devices	3.2	3.9	2.7	2.9
Contribution profit/(loss)	$(8.6)	$1.5	$2.1	$11.0

Adjusted revenue	$82.3	$103.3	$78.6	$75.1
Contribution margin	(10.4)%	1.5%	2.7%	14.6%

Liquidity and Capital Resources

We are a holding company that transacts a majority of our business through operating subsidiaries. Through our insurance subsidiaries, we sell pay-per-mile auto insurance policies to customers and through our Enterprise subsidiary, we sell our insurance solution technology to third-party insurance carriers. Since inception, our operations are financed primarily through sales of insurance policies, sales of our Enterprise platform, and the net proceeds we have received from the issuance of preferred stock, debt, and sales of investments. As of September 30, 2020, we had $21.0 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our marketable securities consist of U.S. treasury securities, municipal securities, corporate debt securities, residential and commercial mortgage-backed securities, and other debt obligations.

Insurance companies in the United States are also required by state law to maintain a minimum level of capital and surplus. Insurance companies are subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (“NAIC”). These standards for property and casualty insurers are used as a means of monitoring the financial strength of insurance companies. Under these requirements, the amount of capital and surplus maintained by an insurance company is to be determined based on the various risk factors related to it. Such regulation is generally for the protection of the policyholders rather than stockholders. As of December 31, 2019 and September 30, 2020, our capital and policyholders’ surplus exceeded the minimum RBC requirements. We believe that our existing cash and cash equivalents, marketable securities, and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our insurance premium growth rate, renewal activity, including the timing and the amount of cash received from customers, the expansion of marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, the continuing market adoption of offerings on our platform, and the current uncertainty in the global markets resulting from the worldwide COVID-19 pandemic.

The following table summarizes our cash flow data for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	($ in millions)
Net cash used in operating activities	$(28.2)	$(30.7)	$(23.7)	$(19.3)
Net cash (used in)/provided by investing activities	(3.8)	(63.3)	(57.0)	4.6
Net cash provided by/(used in) financing activities	87.8	24.1	(0.6)	25.7

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2020 was $19.3 million which was a decrease of net cash used of $4.4 million from $23.7 million for the nine months ended September 30, 2019. Cash used during this period included $12.5 million from net loss for the nine months ended September 30, 2020, excluding the impact of changes in fair value of our outstanding warrants, depreciation expense and stock-based compensation and other non-cash expenses. Net cash used by changes in our operating assets and liabilities increased by $6.9 million, which is primarily attributable to ceded reinsurance premiums, reinsurance recoverable on unpaid losses, accounts payable and accrued expense, prepaid reinsurance premium, premiums receivable which outpaced reinsurance recoverable on paid losses, prepaid expenses and other, unearned premium reserve, and loss and loss adjustment expense reserves.

Net cash used in operating activities for the nine months ended September 30, 2019 was $23.7 million. Cash used during this period included $24.5 million from net loss for the nine months ended September 30, 2019, excluding the non-cash impacts from depreciation, stock-based compensation, and other non-cash items. Net cash provided by changes in operating assets and liabilities primarily consisted of increases in ceded reinsurance premium payable, loss and loss adjustment expense reserves, other liabilities, and unearned premium reserves which outpaced the growth of premiums and accounts receivable, reinsurance recoverable and accounts payable. The decrease in cash used in operating activities from the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 was primarily due to the volume and timing of premium receipts and claims payments.

Net cash used in operating activities for the year ended December 31, 2019 was $30.7 million, an increase of $2.5 million from $28.2 million for the year ended December 31, 2018. Cash used during this period included the $39.2 million net loss for the year ended December 31, 2019, excluding the impact of depreciation and stock-based compensation and other non-cash items. This was partially offset by net cash provided by changes in our operating assets and liabilities, which is primarily attributable to loss and loss adjustment expense reserves, ceded reinsurance premiums payable, deferred revenue, other liabilities, and unearned premiums which outpaced the increases in reinsurance recoverable from our reinsurance partners, prepaid reinsurance premiums, prepaid expenses, and deferred policy acquisition costs.

Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2020 was $4.6 million which was primarily driven by maturities of marketable securities offset by our continued investment in telematics devices, leasehold improvements, and other equipment, as well as continued investment in our website and software development. Net cash used in investing activities was $57.0 million for the nine months ended September 30, 2019 which was primarily driven by increased purchases of marketable securities, our continued investment in telematics devices, leasehold improvements, and other equipment, as well as continued investment in our website and software development offset by maturities of our marketable securities.

Net cash used in investing activities for the year ended December 31, 2019 was $63.3 million compared to $3.8 million of net cash used in investing activities in 2018. The increase was primarily due to an increase in the purchases of marketable securities, increased investment in our website and software development cost, and our investments in leasehold improvements due to our move into a new San Francisco office space. This was partially offset by lower proceeds received from the maturity of our debt securities in 2019 compared to 2018.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2020 was $25.7 million compared to $0.6 million used in financing activities for the nine months ended September 30, 2019. The increase in cash provided by financing activities is primarily due to the April 2020 issuance of subordinated debt and receipt of a loan under the Paycheck Protection Program.

Net cash provided by financing activities for the year ended December 31, 2019 was $24.1 million primarily from cash received from the incurrence of indebtedness, partially offset by the repayment of our outstanding indebtedness. Net cash provided by financing activities for the year ended December 31, 2018 was $87.8 million, which was primarily due to the issuance of our Series E preferred stock, offset by the partial repayment of outstanding indebtedness.

Contractual Obligations

The following is a summary of material contractual obligations and commitments as of December 31, 2019:

	Total	2020	2021 – 2022	2023 – 2024	Thereafter
	(in millions)
Long-term debt	$25.0	$—	$10.0	$15.0	$—
Interest on long-term debt	8.6	2.6	4.7	1.3	—
Operating Leases	31.5	3.7	7.8	6.4	13.6
Purchase Commitments	1.4	1.4	—	—	—
Total	$66.5	$7.7	$22.5	$22.7	$13.6

As of September 30, 2020, and subsequent to December 31, 2019, we issued subordinated debt with the following principal and interest amounts due: $0.8 million over the remaining three months in 2020, $6.5 million over 2021 – 2022, $1.5 million over 2023 – 2024, and $43.0 million after 2024 (see the section entitled “— Financing Arrangements — Subordinated Note Purchase and Security Agreement” for further information). Additionally, we entered a non-cancellable agreement to purchase telematic devices with the following amounts due: $3.9 million in 2021.

Financing Arrangements

Subordinated Note Purchase and Security Agreement

In April 2020, we entered into a subordinated secured debt transaction (the “Note Purchase and Security Agreement”) with Hudson Structured Capital Management and an affiliate (collectively, “Hudson”) with borrowings totaling $27.5 million through September 30, 2020 in the aggregate. The transaction further provides for additional funds of up to $7.5 million over time, from Hudson, the timing of which is subject to reinsurance settlement timing. The outstanding principal under the Note Purchase and Security Agreement is due in April 2025 and bears interest at the following rates: 2% per annum payable quarterly in arrears in cash, and a varying interest rate of 9.0% to 11.0% of payment in kind (“PIK”) interest. The PIK interest is based on the aggregate outstanding principal balance as follows: (i) 11.0% if the outstanding balance is less than $5.0 million; (ii) 10.0% if the outstanding balance is greater than or equal to $5.0 million but less than $10.0 million, and (iii) 9.0% if the outstanding balance is greater than or equal to $10.0 million. PIK interest represents contractually deferred interest that is added to the principal balance outstanding and due at maturity. The loan is secured by substantially all assets of the Company. As of September 30, 2020 (unaudited), the outstanding principal and payment-in-kind interest on the Note Purchase and Security Agreement was $28.0 million.

As part of the Note Purchase and Security Agreement, we issued warrants for up to 8,536,938 of Series E convertible preferred shares, which we estimated to have a fair value of $12.5 million at issuance, which was recorded as a discount to the debt and is being amortized to interest expense over the term of the debt. These warrants are expected to be net exercised immediately prior to the Effective Time and will not be outstanding following the Merger.

Paycheck Protection Program Loan

In April 2020, we were granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act for approximately $5.9 million. The balance outstanding for the Paycheck Protection Program loan was $5.9 million at September 30, 2020. We expect to repay this loan following completion of the Merger such that it will no longer be outstanding.

2019 Loan and Security Agreement

In December 2019, we entered into a Loan and Security Agreement (the “2019 Loan and Security Agreement”) with a group of lenders for a term loan in the amount of $25.0 million. Minimum payments of interest are due monthly through December 2021. Beginning in January 2022, equal payments of principal are due monthly in an amount necessary to fully amortize the loan by June 5, 2024. An end of term payment of $0.6 million is due at maturity or date of any prepayment. The loan is secured by substantially all of our assets. We must obtain the lender’s consent regarding certain dispositions, and changes in business, management, or ownership including mergers and acquisitions, such as the Merger, as more fully described in the 2019 Loan Agreement. The balance outstanding net of debt issuance costs for the 2019 Loan Agreement was $24.1 million and $24.4 million as of December 31, 2019 and September 30, 2020 (unaudited), respectively.

The loan may be prepaid in an amount equal to the outstanding principal, accrued interest, and the end of term fee, plus a prepayment charge of 3% if paid in the first two years after the effective date, 2% if paid in the third year after the effective date, or 1% if prepaid after the third year subsequent to the effective date. There can be no assurance the loan will extend to full term. Further, while the lender has not yet consented to the Merger, we currently anticipate pre-paying this loan concurrent with the consummation of the Merger such that it will not be outstanding following completion of the Merger.

At the time of origination, the lender was granted a warrant to purchase Series E convertible preferred stock, estimated to have a fair value of $0.5 million at issuance. These warrants are expected to be net exercised immediately prior to the Effective Time and will not be outstanding following the Merger.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to reserves for loss and loss adjustment expense, premium write-offs, and share-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Unpaid Losses and LAE Reserves

Unpaid losses and LAE reserves are the difference between the estimated cost of losses incurred and the amount of paid losses as of the reporting date. These reserves reflect Metromile management’s best estimate for both reported claims and incurred but not reported claims and the reserves include estimates of all expenses associated with processing and settling all reported and unreported claims. Our management regularly reviews the reserve estimates and updates those estimates as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Losses and LAE reserves are estimated based on the assumption that past-experience is an appropriate indicator of future events. Updates made to reserve estimates based on new information may cause changes in prior reserve estimates. These changes are recorded as Loss and loss adjustment expenses in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently complex process that involves a high degree of judgment. The estimate of unpaid losses and LAE reserves utilizes several key judgmental inputs:

•        the determination of the appropriate actuarial estimation methods to be applied to outstanding claims,

•        estimations of claims cycle times and claims settlement practices,

•        estimates of expected losses through the use of historical loss data, and

•        broader macroeconomic assumptions such as expectations of future inflation rates.

Claims are classified based on accident year or the year in which the claims occurred. This classification is utilized within actuarial models to prepare estimates of required reserves for payments to be made in the future. Claim cycle times, or the speed of claim to claim settlement, vary and depend on the type of claim being reported; property damage as compared to personal injury claims. Claims involving property damage are generally settled faster than personal injury claims. It has been our management’s experience that the longer the cycle time, the more the ultimate settlement amount can vary. Historical loss patterns are then applied to actual paid losses and reported losses by accident year to develop expectations of future payments. Implicit within the actuarial models are the impacts of inflation, especially for claims with longer expected cycle times. See Note 8, Loss and Loss Adjustment Expense Reserves, to Metromile’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding the methodologies used to estimate loss and LAE reserves.

Considerable variability is inherent in these estimates, which may have a material impact on the ultimate liability. The aggregation of numerous estimates for each of the major components of losses and groups of states as well as other considerations such as trends in claim frequency and severity, regulatory and judicial environments, allocations of ceded amounts in accordance with reinsurance agreements, and driving habits including miles driven, may impact reported losses and IBNR. Reserve estimates are inherently very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Due to the inherent uncertainty in estimating reserves, Metromile has evaluated what the potential impact on consolidated results of operations, financial position, and liquidity would be based on a hypothetical 10% change in key assumptions described above. A 10% variance in estimated reserves net of reinsurance would be approximately $2.0 million as of September 30, 2020, and would result in an increase or decrease to Net loss of $2.0 million to a Net loss of $38.4 million or $34.4 million, respectively. This would also result in a change to Total stockholders’ deficit of $2.0 million increasing or decreasing it to $280.4 million or $276.4 million, respectively. The reserve range represents a range of reasonably likely reserves, not a range of all possible reserves. Therefore, the ultimate liability may reach levels corresponding to reserve amounts beyond the stated figures. Given the growth since 2016, Metromile believes evaluating sensitivity based on a hypothetical change of 10% is reflective of management’s best estimate and provides a range of variability in key assumptions.

The following table summarizes our gross and net reserves for loss and loss adjustment reserves as of December 31, 2018, December 31, 2019, and September 30, 2020, respectively:

	as of December 31, 2018
Loss and loss adjustment reserves	Gross	% of Total	Net	% of Total
	($ in millions)
Case Reserves	$22.1	53.6%	$14.8	63.0%
IBNR	19.1	46.4%	8.7	37.0%
Total Reserves	$41.2	100.0%	$23.5	100.0%
	as of December 31, 2019
Loss and loss adjustment reserves	Gross	% of Total	Net	% of Total
	($ in millions)
Case Reserves	$30.2	57.9%	$15.5	66.2%
IBNR	22.0	42.1%	7.9	33.8%
Total Reserves	$52.2	100.0%	$23.4	100.0%
	as of September 30, 2020
Loss and loss adjustment reserves	Gross	% of Total	Net	% of Total
	($ in millions)
Case Reserves	$33.4	62.5%	$15.2	76.8%
IBNR	20.0	37.5%	4.6	23.2%
Total Reserves	$53.4	100.0%	$19.8	100.0%

Given the inherent complexity and uncertainty surrounding the estimation of our ultimate cost of settling claims, reserves are reviewed quarterly and periodically throughout the year by combining historical results and current actual results to calculate new development factors. In estimating loss and LAE reserves, our actuarial reserving group considers claim cycle time, claims settlement practices, adequacy of case reserves over time, and current economic conditions. Because actual experience can differ from key assumptions used in estimating reserves, there may be significant variation in the development of these reserves and the actual losses and LAE ultimately paid in the future. These adjustments to the loss and LAE reserves are recognized in Metromile’s consolidated statement of operations in the period in which the change occurs.

The following table summarizes Metromile’s gross losses and LAE, and net losses and LAE as of December 31, 2018 and December 31, 2019 respectively:

	Gross Ultimate Loss & LAE			Net Ultimate Loss & LAE
Accident Year	2018	2019	Change	2018	2019	Change
2016	$2.8	$3.0	$0.2	$2.8	$3.0	$0.2
2017	48.5	48.6	0.1	36.3	36.4	0.1
2018	76.4	73.9	(2.5)	37.9	36.5	(1.4)
2019	N/A	89.5	N/A	N/A	31.7	N/A
Total	$127.7	$215.0	$(2.2)	$77.0	$107.6	$(1.1)

Premiums Receivable and Reinsurance Recoverable and Related Expenses

Premiums receivable represents premiums written but not yet collected. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. A policy is considered past due on the first day after its due date and policies greater than 15 days past due are written-off. We recognized premium write-offs of $1.1 million and $1.7 million for the periods ended December 31, 2018 and 2019, respectively.

Reinsurance assets consist of reinsurance recoverable on paid and unpaid losses and loss adjustment expenses from our reinsurance partners of which the estimates are based on the same reserving practices as described above. Our use of reinsurance does not extinguish our primary liability under the policies written. In the event that any of our reinsurance partners might not be able to fulfill their obligations under our reinsurance contracts, we would be liable for the amounts defaulted. The amounts recoverable from our reinsurance partners are therefore exposed to the credit risk of our reinsurance partners. Therefore, we regularly evaluate the financial condition of our reinsurers, the sufficiency of collateral posted by our reinsurance partners, and establish provisions for uncollectible reinsurance as appropriate.

Capitalization of Internally Developed Software

We invest in research and development for the purpose of developing new functionality for our website, apps, and gathering and analyzing data received from the driving habits of our customers. We primarily develop software for internal use. For all internal use software, we account for software development costs under ASC 350-40, “Internal-Use Software; Computer Software Developed or Obtained for Internal Use.” With respect to internal use software, software and technology development activities generally fall into three stages:

1.      Preliminary Project Phase includes activities, such as the determination of needed technology and the formulation, evaluation, and selection of alternatives of those needs;

2.      Application Development Phase includes activities that focused on software design and configuration, coding, installation, testing, and parallel processing; and

3.      Post-Implementation/Operating Phase includes activities that address training, administration, maintenance, and all other activities to operate developed software.

During the Preliminary Project Phase, we expense all costs to expense as incurred.

During the Application Development Phase, we capitalize costs for projects that we determine are probable of being completed.

During the Post-Implementation/Operating Phase we expense all costs related to such activities as incurred. However, upgrades and/or enhancements of existing software will be capitalized to the extent that we determine that such upgrades and/or enhancements will result in additional functionality. We define additional functionality as modifications that enable additional tasks that our software was previously incapable of performing which normally requires new software specifications or a change to all or a part of existing software. Internal costs incurred for upgrades and/or enhancements are expensed or capitalized based on the three stages of development noted above. We track projects individually, such that the beginning and ending of the capitalization can be appropriately established, as well as the amounts capitalized therein.

All capitalized software requires the ongoing assessment for recoverability which requires judgment by management with respect to certain external factors including, but not limited to, anticipated future gross revenues, estimated economic useful life, and changes in competing software technologies. We have determined that our internal-use software’s estimated useful life is three (3) years.

For all software to be sold to third-party insurance carriers, we account for software development costs under ASC 985-20, “Costs of Software to be Sold, Leased, or Marketed.” Costs incurred to develop software to be sold to third parties are expensed as incurred until technological feasibility is reached. All costs incurred after technological feasibility is reached and prior to when the developed software is available for general release to our customers are capitalized. As of September 30, 2020, software costs to be capitalized under ASC 985-20 have not been significant.

Stock-based Compensation

Stock-Based compensation, inclusive of stock options with only a service condition and stock options with service and performance conditions, are awarded to our officers, directors, employees, and certain non-employees through approval from the compensation committee of the Board of Directors.

We account for stock-based compensation in accordance with ASC Topic 718, “Compensation — Stock Compensation.” Stock-based compensation is measured at the grant date based on the fair value of the award. Stock-based compensation for stock options with service conditions are recognized as expense over the requisite service period, which is generally the vesting period of the respective award. The expense recorded is based on awards ultimately expected to vest and, therefore, is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For stock options with performance-based metrics, stock-based compensation is recognized when it is probable that the performance criteria are achieved.

We calculate the fair value of stock options using the Black-Scholes option pricing model and recognize expense using the straight-line attribution approach. The fair value of stock options is determined on the grant date using the Black-Scholes Merton (“BSM”), option-pricing model. The BSM option pricing model requires inputs based on certain subjective assumptions, including the fair value of our common stock, expected stock price volatility, the expected term of the options, the risk-free interest rate for a period that approximates the expected term of the options and our expected dividend yield.

-        Expected Term — The expected term is the period of time when granted options are expected to be outstanding. In determining the expected term of options, we utilized the midpoint between the vesting date and contractual expiration date.

-        Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities similar to the option’s expected term as of the grant date.

-        Volatility — Because our stock is not traded in an active market, we calculate volatility by using the historical stock prices of public companies that we consider to be comparable to our business.

-        Forfeiture Rate — The weighted average forfeiture rate of unvested options.

-        Expected Dividends — We assumed the expected dividend to be zero as we have no current expectations to be paying dividends in the foreseeable future.

-        Common Stock Valuation — Given the absence of a public trading market of our common stock, our board of directors considered numerous subjective and objective factors to determine the best estimate of fair value of our common stock underlying the stock options granted to our employees and non-employees. The grant date fair value of our common stock was determined using valuation methodologies which utilize certain assumptions, including probability weighting events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability. We used a weighted average value determined through the Option Pricing Model (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”) for allocating our enterprise value. Application of these methods involves the use of estimates, judgments, and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events.

-        Following completion of the Merger, our board of directors intends to determine the fair value of the common stock based on the closing price of the common stock on or around the date of grant.

Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option pricing model. The fair value of the options granted to non-employees is remeasured as the options vest, and the resulting change in value, if any, is recognized as expense during the period the related services are rendered.

For more information, see Note 13, Stock Option Plan, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Warrant Liability

We classify warrants to purchase shares of our Preferred Stock that are contingently puttable or redeemable as liabilities. Such warrants are measured and recognized at fair value and are subject to remeasurement at each balance sheet date. The fair value of our Preferred Stock warrant liability is measured using a Black-Scholes option-pricing model. Under the BSM option-pricing model, the fair value was measured using the following assumptions and inputs: exercise price, fair value of the underlying preferred stock, expected term, expected volatility, and risk-free interest rate.

At the end of each reporting period, changes in fair value during the period are recognized as a component of other expense within our consolidated statements of operations. We will continue to adjust the warrant liability for changes in the fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including completion of an initial public offering, at which time all such Preferred Stock warrants will automatically net exercise into common stock and the liability will be reclassified to additional paid-in capital. Immediately prior to, and conditioned upon the completion of the Merger, all outstanding warrants will be exercised for New Metromile common shares. Upon exercise, the Company will reflect the change in fair value of the warrant liability within our consolidated statement of operations. Exercised warrants will no longer be outstanding, and the holder of the exercised warrant will become a holder of New Metromile common shares.

New Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to Metromile’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain credit and interest rate risks as part of our ongoing business operations.

Credit Risk

We are exposed to credit risk on our investment portfolio and our reinsurance contracts. Investments that potentially subject us to credit risk consist principally of cash and marketable securities. We place our cash and cash equivalents with financial institutions with high credit standing and our excess cash in marketable investment grade securities. With respect to our reinsurance contracts, we are exposed to credit risk from reinsurance recoverables and prepaid reinsurance premiums, which is mitigated by using a diverse group of reinsurers and monitoring their financial strength ratings. For any reinsurance counterparties who are not rated, we require adequate levels of collateral in the form of a trust account or Letter of Credit.

Interest Rate Risk

Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risks. Our primary market risk has been interest rate risks which impacts the fair value of our liabilities as well as interest rate risks associated with our investments in fixed maturities.

MANAGEMENT FOLLOWING THE MERGER

Information about Directors Expected to be Appointed to the Board Upon the Closing of the Merger

Upon consummation of the Merger, our board of directors will change its size from five to six members. Each of our incumbent directors, Daniel G. Cohen, John C. Chrystal, Sheila Nicoll, Sasson Posner and Andrew Hohns, have advised us that they will resign from our board of directors upon Closing. We have agreed to appoint the following individuals to our board of directors upon Closing: (i) the Chief Executive Officer of New Metromile; (ii) one director to be designated by INSU; and (iii) five directors designated by Metromile in consultation with INSU. Additionally, we have agreed that at least one director on our board shall be female.

Executive Officers and Board of Directors

The following persons are anticipated to be the executive officers and directors of the Company, which will be renamed “Metromile, Inc.” following the Merger:

Directors

Name	Age	Position
Colin Bryant	43	Director
Betsy Cohen	79	Director
David Friedberg	40	Director
Ryan Graves	37	Director
Dan Preston	35	Director
Vikas Singhal	40	Director

Executive Officers

Name	Age	Position
Executive Officers
Dan Preston	35	Chief Executive Officer and Director
Lindsay Alexovich	38	Chief Accounting Officer
Paw Andersen	48	Chief Technology Officer
Mark Gundacker	52	Chief People Officer and Chief of Staff
Jesse McKendry	48	Vice President, Insurance

Board of Directors

Colin Bryant.    Mr. Bryant has served as an Operating Partner of New Enterprise Associates, Inc., a venture capital firm, since June 2014. From 2002 to June 2014, Mr. Bryant was employed by Paladin Capital Group, a venture capital firm. In addition to his role on our board of directors, Mr. Bryant also serves as a member of the board of directors of several private companies. He holds a Bachelor of Arts in Philosophy from Haverford College. We believe Mr. Bryant is qualified to serve on our board of directors due to prior service as a director of Metromile, his experience in venture capital, and his service on the board of directors of numerous companies.

Betsy Cohen.    Mrs. Cohen is currently the Chairman of FinTech Acquisition Corp. V.’s board of directors, and has been since June 2019. Mrs. Cohen currently serves as the Chairman of the board of directors of FinTech IV, a position she has held since May 2019, and Chairman of the board of directors of FTAC Olympus, a position she has held since June 2020. Mrs. Cohen served as Chairman of FinTech III’s board of directors from March 2017 until October 2020, as Chairman of FinTech II’s board of directors from August 2016 until July 2018. She served as a director of FinTech I and its successor, Card Connect Corp., a provider of payment processing solutions to merchants, from November 2013 until May 2017, and previously served as Chairman of the board of directors of FinTech I from July 2014 through July 2016 and as FinTech I’s Chief Executive Officer from July 2014 through August 2014. She served as Chief Executive Officer of Bancorp and its wholly owned subsidiary, Bancorp Bank, from September 2000 and Chairman of Bancorp Bank from November 2003, and resigned from these positions upon her retirement in December 2014. She served as the Chairman of the Board of Trustees and as a trustee of RAIT Financial Trust (NYSE: RAS), a real estate investment trust, from its founding in August 1997, through her resignation as of December 31, 2010 and served as RAIT’s Chief Executive Officer from 1997 to 2006. Mrs. Cohen served as a director of Hudson United Bancorp (a bank holding company), the successor to JeffBanks, Inc., from December 1999 until July 2000 and as the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp’s banking subsidiary) from December 1999 through March 2000. Before the merger of JeffBanks, Inc. with Hudson United Bancorp in December 1999, Mrs. Cohen was Chairman and Chief Executive Officer of JeffBanks, Inc. from its inception in 1981 and also served as Chairman and Chief Executive Officer of each of its subsidiaries, Jefferson Bank, which she founded in 1974, and Jefferson Bank New Jersey, which she founded in 1987. From 1985 until 1993, Mrs. Cohen was a director of First Union Corp. of Virginia (a bank holding company) and its predecessor, Dominion Bancshares, Inc. In 1969, Mrs. Cohen co-founded a commercial law firm and served as a senior partner until 1984. Mrs. Cohen also served as a director of Aetna, Inc. (NYSE: AET), an insurance company, from 1994 until May 2018. We believe Mrs. Cohen is qualified to serve on our board of directors due to her extensive experience in the insurance industry and experience as a public company director.

David Friedberg.    Mr. Friedberg is the founder of Metromile and has served as the Chairman of Metromile’s Board of Directors since January 2011 and served as President and Chief Executive Officer from January 2011 to May 2011. Since May 2015, Mr. Friedberg has served as the Chief Executive Officer of The Production Board, a life sciences and technology business foundry and investment holding company. In his role at The Production Board, Mr. Friedberg is also the founder and sits on the boards of several private companies. From 2006 to 2013, Mr. Friedberg founded and was the chief executive officer of The Climate Corporation, an agriculture-focused weather insurance and software company acquired by The Monsanto Company in 2013. Mr. Friedberg holds a Bachelor of Arts in Astrophysics from the University of California, Berkeley. We believe Mr. Friedberg is uniquely qualified to serve on our board of directors due to his role as our founder, his executive leadership experience, and his service as a director at numerous companies.

Ryan Graves.    Mr. Graves is the founder and chief executive officer of Saltwater Capital. Prior to founding Saltwater Capital, from 2017 to 2019, Mr. Graves was on the Board of Directors of Uber Technologies, Inc. (“Uber”). Formerly, Mr. Graves served as the SVP Global Operations for Uber. Mr. Graves was the first employee, first chief executive officer, and a member of Uber’s founding team. Mr. Graves currently serves on the Board of Directors of charity:water, Pachama Inc., and Fort Point Beer. Mr. Graves holds a bachelor of the arts degree in economics from Miami University (OH). We believe Mr. Graves is qualified to serve on our board of directors due to his executive leadership experience, his experience in venture capital, and his service on the board of directors of several companies.

Dan Preston biographical information is set forth in the section entitled “Information About Metromile — Executive Officers of Metromile.”

Vikas Singhal.    Mr. Singhal joined Hudson Structured Capital Management Ltd. (“HSCM”) in February 2016 and has been a partner of HSCM since July 2017, with primary responsibilities in the Re/Insurance Strategy Department and the Insurtech Strategy. From September 2010 to January 2016, Mr. Singhal was a partner at Gracie Point, a specialty finance company he helped to start which focuses on specialty lending in the life insurance industry. Prior to Gracie Point, Mr. Singhal worked at Concord Capital Management from April 2004 to September 2010, focused on structured finance strategies in insurance. Mr. Singhal graduated from Duke University with a Bachelor of Arts in Computer Science and holds a MBA from Stanford University, Stanford Graduate School of Business. We believe Mr. Singhal is qualified to serve on our board of directors due to prior service as a director of Metromile, his extensive experience in the insurance industry and his knowledge of Metromile’s principal markets.

Composition of Metromile’s Board of Directors

New Metromile’s business and affairs will be organized under the direction of the New Metromile Board. It is anticipated that the New Metromile Board will consist of six members upon the consummation of the Merger. David Friedberg will serve as Chairman of the New Metromile Board. The primary responsibilities of the New Metromile Board will be to provide oversight, strategic guidance, counseling and direction to New Metromile’s management. The New Metromile Board will meet on a regular basis and additionally as required. In accordance with the terms of the Business Combination Charter, which will be effective upon the consummation of the Merger, the New Metromile Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to Proposal No. 7 — The Existing Director Election Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

The New Metromile Board will be divided into the following classes:

•        the Class I directors will be Colin Bryant and Vikas Singhal, and their terms will expire at New Metromile’s first annual meeting of stockholders following the closing of the Merger;

•        the Class II directors will be David Friedberg and Ryan Graves, and their terms will expire at New Metromile’s second annual meeting of stockholders following the closing of the Merger; and

•        the Class III directors will be Dan Preston and Betsy Cohen, and their terms will expire at New Metromile’s third annual meeting of stockholders following the closing of the Merger.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of New Metromile’s board of directors into three classes with staggered three-year terms may delay or prevent a change of New Metromile’s management or a change in control.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Metromile Board may have the effect of delaying or preventing changes in New Metromile’s control or management. New Metromile’s directors may be removed for cause by the affirmative vote of the holders of at least a majority of New Metromile’s voting stock.

Director Independence

We expect that upon the consummation of the Merger, each of the directors on the New Metromile Board, other than Dan Preston, will qualify as independent directors, as defined under the listing rules of The Nasdaq Stock Market LLC (the “Nasdaq listing rules”), and the New Metromile Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New Metromile will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Family Relationships

There are no family relationships among any of the expected directors and executive officers of New Metromile. Betsy Cohen, who will become a director of New Metromile is related to Daniel Cohen, current Chairman of INSU. Mr. Cohen is expected to resign in connection with the Business Combination.

Committees of New Metromile’s Board of Directors

Effective upon the consummation of the Merger, the New Metromile Board will reconstitute the membership of its standing committees, which will each be governed by the Business Combination Charter that will comply with the applicable requirements of current Nasdaq listing rules. New Metromile intends to comply with future requirements to the extent they will be applicable to New Metromile. Following the consummation of the Merger, copies of the amended and restated charters for each committee will be available on the investor relations portion of New Metromile’s website. New Metromile’s board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

New Metromile’s audit committee will consist of Colin Bryant, Betsy Cohen and Vikas Singhal. Each of the members of the New Metromile audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the New Metromile audit committee is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

The Board of New Metromile will appoint a Chair from among the members of the audit committee, one of whom is also expected to be designated as an “audit committee financial expert” within the meaning of SEC regulations. Each of the members of the New Metromile audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the New Metromile audit committee is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

The primary purpose of the New Metromile audit committee will be to discharge the responsibilities of New Metromile’s board of directors with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee New Metromile’s independent registered public accounting firm. Specific responsibilities of New Metromile’s audit committee include:

•        helping New Metromile’s board of directors oversee New Metromile’s corporate accounting and financial reporting processes;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit New Metromile’s financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, New Metromile’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes New Metromile’s internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

New Metromile’s audit committee will operate under an amended and restated written charter that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

New Metromile’s compensation committee will consist of Colin Bryant, Betsy Cohen and Ryan Graves. The Board of New Metromile will appoint a Chair from among the members of the compensation committee. Each member of the New Metromile compensation committee is independent under the listing standards of Nasdaq, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of New Metromile’s compensation committee will be to discharge the responsibilities of New Metromile’s board of directors in overseeing compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of New Metromile’s compensation committee include:

•        reviewing and recommending to New Metromile’s board of directors the compensation of New Metromile’s chief executive officer and other executive officers;

•        reviewing and recommending to New Metromile’s board of directors the compensation of Metromile’s directors;

•        administering New Metromile’s equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for New Metromile’s executive officers and other senior management; and

•        reviewing and establishing general policies relating to compensation and benefits of New Metromile’s employees, including New Metromile’s overall compensation philosophy.

New Metromile’s compensation committee will operate under an amended and restated written charter that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Metromile’s compensation committee has ever been an executive officer or employee of New Metromile. None of New Metromile’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Metromile Board of Directors or compensation committee.

Nominating and Governance Committee

New Metromile’s nominating and governance committee consists of David Friedberg, Ryan Graves and Vikas Singhal. The Board of New Metromile will appoint a Chair from among the members of the nominating and governance committee. Each member of the New Metromile nominating and governance committee is independent under the listing standards of Nasdaq.

Specific responsibilities of New Metromile’s nominating and governance committee include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on New Metromile’s board of directors;

•        considering and making recommendations to New Metromile’s board of directors regarding the composition and chairmanship of the committees of New Metromile’s board of directors;

•        developing and making recommendations to New Metromile’s board of directors regarding corporate governance guidelines and matters; and

•        overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

New Metromile’s nominating and governance committee will operate under an amended and restated written charter that satisfies the applicable listing standards of Nasdaq.

Code of Conduct and Ethics

In connection the closing of the Merger, New Metromile’s board of directors will adopt an amended and restated code of ethics that will apply to all New Metromile’s directors, officers and employees, including New Metromile’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of the Merger, the full text of New Metromile’s code of business conduct and ethics will be available under the Corporate Governance section of New Metromile’s website. New Metromile intends to disclose future amendments to New Metromile’s code of ethics, or any waivers of such code, on the website or in public filings. The reference to New Metromile’s website address does not constitute incorporation by reference of the information contained at or available through the website, and you should not consider it to be a part of this proxy statement/prospectus.

Officer and Director Compensation Following the Merger

During 2019 and 2020, Metromile did not pay any compensation to any of Metromile’s non-employee directors who will become directors of New Metromile for service on Metromile’s board of directors. For this reason, we have omitted a director compensation table.

The New Metromile Board of Directors expects to review director compensation periodically to ensure that director compensation remains competitive such that New Metromile is able to recruit and retain qualified directors. Following the consummation of the Merger, New Metromile intends to develop a non-employee directors’ compensation program that is designed to align compensation with New Metromile’s business objectives and the creation of stockholder value, while enabling New Metromile to attract, retain, incentivize and reward directors who contribute to the long-term success of New Metromile.

EXECUTIVE COMPENSATION OF METROMILE

The following is a discussion and analysis of compensation arrangements of Metromile’s named executive officers for the years ended December 31, 2020 and December 31, 2019 that are expected to be executive officers of New Metromile. This discussion contains forward-looking statements that are based on New Metromile’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that New Metromile adopts may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, New Metromile is not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Metromile’s named executive officers for the year ended December 31, 2020, that are expected to be executive officers of New Metromile, consisting of Metromile’s principal executive officer and the next two most highly compensated executive officers, were:

Dan Preston, Metromile’s Chief Executive Officer.

Mark Gundacker, Metromile’s Chief People Officer and Chief of Staff.

Paw Andersen, Metromile’s Chief Technology Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to Metromile’s named executive officers, that are expected to be executive officers of New Metromile, during the year ended December 31, 2020 (and for Mr. Preston, the year ended December 31, 2019). Metromile did not grant any stock awards nor did named executive officers earn any non-equity incentive plan compensation during the periods presented. Accordingly, we have omitted those columns from the table.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)		All Other Compensation ($)(2)	Total ($)
Dan Preston	2020	350,000		1,000	(3)	—		19,948	370,948
Chief Executive Officer	2019	350,000		—		—		1,320	350,000
Mark Gundacker	2020	272,003	(4)	—		459,878	(5)	19,876	751,757
Chief People Officer and Chief of Staff
Paw Andersen	2020	275,000		—		256,044		1,389	532,433
Chief Technology Officer

____________

(1)      Amounts reported represent the aggregate grant date fair value of stock options granted to such named executive officers and have been computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of stock options issued during the nine months ended September 30, 2020, are set forth in Note 13, Stock Option Plan, to Metromile’s consolidated financial statements included elsewhere in this proxy statement/prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(2)      All other compensation reflects payment of health and life insurance premiums, and for Mr. Preston, includes $5,069 reimbursement for professional fees incurred in connection with his compensation arrangements.

(3)      Reflects a one-time guaranteed $1,000 bonus available to all Metromile employees upon the seventh anniversary of employment.

(4)      Mr. Gundacker joined Metromile in January 2020 and his salary reflects pro rata amount earned in 2020.

(5)      Includes $164,433 of incremental fair value from the July 2020 reduction of the exercise price of option awards granted in January 2020 (reduced from $3.59 to $3.06).

Agreements with Metromile’s Named Executive Officers

The terms of the existing offer letters with each of Metromile’s named executive officers for the year ended December 31, 2020, that are expected to be executive officers of New Metromile are described below. Following the closing of the Merger, New Metromile expects to enter into revised employment offer letters with each of Metromile’s executive officers.

Dan Preston

In January 2013, Metromile entered into an employment offer letter with Dan Preston when he commenced employment as Chief Technology Officer. Mr. Preston’s employment is at will and may be terminated at any time, with or without cause. The offer letter provided for an initial annual base salary of $150,000 and a new hire grant of stock options to acquire a number of shares equal to 3.5% of Metromile’s then outstanding common stock, which award had 6- month cliff vesting as to .5%, with the remaining 3.0% vesting monthly such that vested in full on the four-year anniversary of the grant date. Mr. Preston’s salary and other compensation is subject to review and adjustment by the Board in its sole discretion and he is eligible to participate in benefit plans and arrangements made available to all full-time employees. In 2014, Mr. Preston became Chief Executive Officer and the Board adjusted his compensation in connection therewith. In 2019 and 2020, Mr. Preston’s annual base salary was $350,000.

Following the closing of the Merger, New Metromile intends to enter into a new offer letter with Mr. Preston reflecting his position as Chief Executive Officer of a public company.

Mark Gundacker

In December 2019, Metromile entered into an employment offer letter with Mark Gundacker as Chief People Officer. Mr. Gundacker’s employment is at will and may be terminated at any time, with or without cause. The offer letter provided for an initial annual base salary of $275,000 and a new hire grant of an option to acquire 100,000 shares of Metromile’s common stock, which had 12- month cliff vesting as to 25%, with the remainder vesting monthly such that vested in full on the four-year anniversary of the grant date. In July 2020, Metromile reduced the exercise price of these options from $3.59 per share to $3.06 per share and granted Mr. Gundacker an additional option to acquire 75,000 shares of Metromile’s common stock at $3.06 per share. Mr. Gundacker’s salary and other compensation is subject to review and adjustment by the Board in its sole discretion and he is also eligible to participate in benefit plans and arrangements made available to all full-time employees.

Mr. Gundacker’s offer letter also provides for severance and other benefits in the event his employment is terminated without cause within one-year of a change of control or he resigns for good reason (in each case as such terms are defined in his offer letter). In these circumstances, Mr. Gundacker is entitled to severance equal to six months of base salary then in effect and six months of COBRA. In addition, Mr. Gundacker is also entitled to accelerated vesting of his equity awards in the event of a change of control his first year of employment, following which his employment is terminated without cause or he resigns for good reason (in each case as such terms are defined in his offer letter). Payment of all severance and acceleration of vesting is contingent upon signing a release and other customary provisions.

Following the closing of the Merger, New Metromile intends to enter into a new offer letter with Mr. Gundacker reflecting his position as Chief People Officer and Chief of Staff of a public company.

Paw Andersen

In January 2019, Metromile entered into an employment offer letter with Paw Andersen as Chief Technology Officer. Mr. Andersen’s employment is at will and may be terminated at any time, with or without cause. The offer letter provides for an initial annual base salary of $275,000 and a new hire grant of an option to acquire 350,000 shares of Metromile’s common stock, which had 12-month cliff vesting as to 25%, with the remainder vesting monthly such that vested in full on the four-year anniversary of the grant date. Mr. Andersen’s salary and other compensation is subject to review and adjustment by the Board in its sole discretion and he is eligible to participate in benefit plans and arrangements made available to all full-time employees. Mr. Andersen’s 2020 salary remained unchanged and in July, he was granted an option to acquire 150,000 shares of Metromile common stock at $3.06 per share. See “— Outstanding Equity Awards at Fiscal Year-End” for the vesting and other terms for this option.

Following the closing of the Merger, New Metromile intends to enter into a new offer letter with Mr. Andersen reflecting his position as Chief Technology Officer of a public company.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity incentive plan awards, as of December 31, 2020, held by each of Metromile’s named executive officers, that are expected to be executive officers of New Metromile as of the closing of the Merger, for the year ended December 31, 2020. Metromile has not granted any stock awards to such individuals and accordingly, such columns have been omitted from the table.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity incentive plan awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price Per Share ($)(1)		Option Expiration Date
Dan Preston	4/30/15	340,000	—		—		$0.87		4/30/25
	8/14/17	—	—		150,000	(2)	$2.01		9/1/21
Mark Gundacker	1/10/20	—	100,000	(3)	—		$3.06	(4)	1/9/30
	7/28/20	—	75,000	(5)	—		$3.06		7/27/30
Paw Andersen	6/19/19	—	350,000	(3)	—		$2.22		6/18/29
	7/28/20	—	150,000	(6)	—		$3.06		7/27/30

____________

(1)      All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Metromile’s common stock on the date of grant, as determined in good faith by Metromile’s board of directors or compensation committee. All Metromile options may be exercised prior to vesting but remain subject to a repurchase right until vested in full.

(2)      These options vest upon achievement of certain pre-defined performance objectives. Metromile expects to amend these awards such that they will vest in full upon consummation of the Business Combination.

(3)      These options vest as to 25% on the one-year anniversary of the grant date, with the remaining vesting monthly over three years such that they are vested in full on the four-year anniversary of the grant date.

(4)      The original exercise price of $3.59 was reduced to $3.06 per share in July 2020.

(5)      These options vest as to 12.5% (6/48) on the six-month anniversary of the vesting commencement date (July 15, 2020), with the remaining vesting monthly over 3.5 years such that they are vested in full on the four-year anniversary of the vesting commencement date.

(6)      These options vest monthly over four years such that they are vested in full on the four-year anniversary of the grant date.

Other Compensation and Benefits

Metromile provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; disability insurance; and a tax-qualified Section 401(k) plan for which no match by Metromile is provided. Metromile does not maintain any executive-specific benefit or executive perquisite programs.

Metromile provides a tax-qualified Section 401(k) plan for all employees, including the named executive officers. Metromile does not provide a match for participants’ elective contributions to the 401(k) plan, nor does Metromile provide to employees, including its named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Amended and Restated 2011 Equity Incentive Plan

Metromile’s 2011 Equity Incentive Plan (the “2011 Plan”) was originally adopted by its board of directors and approved by its stockholders in June 10, 2011, and was last amended in July 18, 2018. The 2011 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to Metromile’s employees, consultants and directors, or employees and consultants of Metromile’s subsidiaries. Incentive stock options may be granted only to Metromile employees or employees of Metromile subsidiaries. Immediately prior to the Merger, the 2011 Plan will be terminated and no further grants will be made under the 2011 Plan. Any Awards granted under the 2011 Plan will remain subject to the terms of the 2011 Plan and the applicable award agreement. Only options have been granted under the 2011 Plan.

Authorized Shares.    The maximum number of shares of Metromile Common Stock that may be issued under the 2011 Plan is 14,177,581 shares.

Plan Administration.    Metromile’s board of directors, or a duly authorized committee thereof, is granted the authority to administer the 2011 Plan. The 2011 Plan authorizes the plan administrator to determine which eligible persons are to receive awards, the number of shares covered by each award, the fair market value of a share of Metromile’s common stock, to approve the forms of award agreements for use under the 2011 Plan, to determine the terms and conditions of the awards, to construe and interpret the terms of the 2011 Plan, and to amend and modify the 2011 Plan and awards granted thereunder.

Stock Options.    ISOs and NSOs are granted pursuant to award agreements adopted by the plan administrator. ISOs may only be granted to Metromile’s employees. Anyone eligible to participate in the 2011 Plan may receive an award of NSOs. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders). Subject to certain exceptions for death and disability, an option granted under the 2011 Plan generally may only be exercised while an optionholder is employed by, or providing service to, Metromile, unless provided otherwise in the optionholder’s award agreement. If an optionholder’s service relationship with Metromile ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of six months thereafter, unless provided otherwise in the optionholder’s award agreement. An optionholder may exercise an option by delivering notice of exercise to Metromile and paying the exercise price. Acceptable consideration for the purchase of stock issued upon the exercise of an option include (i) cash; (ii) check; (iii) promissory note; (iv) shares of Metromile common stock; (v) cashless exercise; (vi) net exercise; (vii) other consideration as permitted by applicable laws; (ix) or any combination of these methods. In no event may an option be exercised beyond the expiration of its term. The plan administrator will have the authority to effect the cancellation or surrender of any or all outstanding options under the 2011 Plan and to exchange for new awards of the same or different type, cash or other consideration.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2011 Plan, as well as to make adjustments to the terms and conditions of awards, to prevent the diminution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events, such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, split-up, spin-off, combination, repurchase, or exchange of share or other of Metromile’s securities, or other change in corporate structure affecting Metromile’s shares. In the event of a change in control, as defined in the 2011 Plan, the plan administrator may determine in its sole discretion that such awards will (i) be assumed, or substantially equivalent awards will be substituted, by the successor corporation; (ii) terminate immediately upon the change in control; (iii) accelerate and vest; (iv) or terminate in exchange for cash, property, or other rights as selected by the plan administrator. In the event the successor corporation does not assume or substitute awards, the awards will fully vest and become exercisable.

Transferability.    Unless determined otherwise by the plan administrator, awards granted under the 2011 Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under the 2011 Plan and, are exercisable during the optionholder’s lifetime only by the optionholder.

Limitations of Liability and Indemnification Matters

The Business Combination Charter that will be effective upon consummation of the Merger eliminates New Metromile’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        any breach of the director’s duty of loyalty to the corporation or its stockholders;

•        any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•        any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Metromile’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Business Combination Charter requires New Metromile to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Metromile plans to maintain a directors’ and officers’ insurance policy pursuant to which New Metromile’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Business Combination Charter prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Metromile will enter into separate indemnification agreements with New Metromile’s directors and officers. These agreements, among other things, require New Metromile to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Metromile’s directors or officers or any other company or enterprise to which the person provides services at New Metromile’s request. We believe these provisions in the Business Combination Charter are necessary to attract and retain qualified persons as directors and officers.

DESCRIPTION OF SECURITIES

The following summary sets forth the material terms of our securities following the Merger assuming that the Business Combination Charter is approved by our stockholders. The Business Combination Charter is described in “Proposal No. 2 — Authorization to Increase the Company’s Authorized Capital,” “Proposal No. 3 — Approval of Amendment and Restatement of Charter in Connection with the Merger.” The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Business Combination Charter, a copy of which is attached as Annex E to this proxy statement/prospectus. We urge you to read the Business Combination Charter in its entirety for a complete description of the rights and preferences of our securities following the Merger.

Authorized and Outstanding Stock

The Business Combination Charter will authorize the issuance of 650,000,0000 shares, consisting of 640,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of the record date for the Special Meeting, there were 31,386,667 shares of our common stock outstanding. No shares of preferred stock are outstanding as of the date of this proxy statement/prospectus. We expect to issue approximately 84.2 million shares of our common stock as consideration in the Merger (assuming Metromile stockholders exercise the full $30.0 million cash election; or up to 87.2 million shares if none).

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Holders of our common stock have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock. If we liquidate, dissolve or wind up after our initial business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Preferred Stock

The Business Combination Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series.

Founder Shares and Placement Shares

The Founder Shares and Placement Shares are each identical to our shares of common stock and holders of Founder Shares and Placement Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares and Placement Shares are subject to certain transfer restrictions and (ii) each holder of Founder Shares and Placement Units has waived his, her or its redemption rights with respect to his, her or its Founder Shares and Placement Shares, (A) in connection with the consummation of the Merger, and (B) if we fail to consummate the Merger or another initial business combination by, or if we liquidate prior to, our Business Combination Outside Date. To the extent holders of Founder Shares or Placement Units transfer any of these securities, such transferees will agree, as a condition to such transfer, to waive these same redemption rights and be subject to the applicable transfer restrictions. Holders of Founder Shares and Placement Shares have agreed to vote their Founder Shares, Placement Shares and any Public Shares held by them in favor of approval of the Merger Proposal.

The Founder Shares will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial business combination, the ratio at which Founder Shares convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all Founder Shares equals, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the IPO, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination and any Private Placement-equivalent securities issued to our sponsor or its affiliates upon conversion of loans made to us.

Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the consummation of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you have purchased at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the consummation of our initial business combination, at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise for cash of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt from the registration or qualifications requirements of the securities laws of the state of residence of the registered holder of the warrants. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants has not been declared effective by the end of 60 business days following the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

We have agreed that, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, as specified in the warrant agreement.

If a registration statement covering the shares of common stock issuable upon exercise of the public warrants has not been declared effective by the 60th business day following the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with

Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the common stock (or the closing bid price of our common stock in the event shares of our common stock are not traded on any specific day) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and the like) for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date on which we send proper notice of such redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing if it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) by certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to redeem 100% of our common stock if we do not complete our initial business combination within 18 months from the closing of the IPO or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our Public Shares upon our failure to consummate our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such event, that the holder of the warrants would have received if such holder had exercised his, her or its warrants immediately before the event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty (30) days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by us and in the case of any such issuance to our sponsors or their affiliates, without taking into account any Founder Shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the completion of our initial business combination (net of redemptions), and (z) the volume-weighted average trading price of our shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

Placement Warrants and Loan Warrants

Our Sponsor and Cantor hold an aggregate of 180,000 Placement Warrants. In addition, up to $1,500,000 of any working capital loans by our Sponsor may be converted into warrants of New Metromile at a price of $1.00 per warrant. The placement and loan warrants are identical to the public warrants, except that, if held by our Sponsor, Cantor or their permitted assigns, they (a) may be exercised for cash or on a cashless basis; (b) are not subject to being called for redemption and (c) they (including the common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the consummation of the Merger. In addition, for as long as the Placement Warrants are held by Cantor or its designees or affiliates, they may not be exercised after September 2, 2025.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of the Merger. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Merger. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock then outstanding; or

•        the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 23,540,000 shares of Class A common stock and 7,846,667 shares of Class B common stock issued and outstanding. Of these shares, the 23,000,000 shares of Class A common stock sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the 7,846,667 Founder Shares, 540,000 Placement Shares and 180,000 Placement Warrants are restricted securities under Rule 144 because they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are 7,846,666 warrants to purchase our common stock outstanding, consisting of 7,666,666 public warrants originally sold as part of units in our IPO and 180,000 Placement Warrants sold as part of units in the Private Placement. We have agreed to use best efforts to file a registration statement with respect to the common stock issuable upon exercise of the public warrants. See the section entitled “— Registration Rights” below for additional information.

Registration Rights

Holders of our Founder Shares and Placement Units (including the underlying securities) and any warrants that may be issued upon conversion of working capital loans made to us by our Sponsor, have been granted registration rights in connection with our IPO as described under “Certain Relationships and Related Transactions — Company Related Person Transactions.” Upon the Closing we will also enter into the Amended and Restated Registration Rights Agreement with our Sponsor, Cantor, and certain other stockholders, which will replace the existing registration rights agreement. See “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Additional Agreements — Amended and Restated Registration Rights Agreement.”

We have agreed to use our best efforts to file a registration statement with respect to the common stock issuable upon exercise of the warrants included in our IPO units within 15 business days of the Closing, and to cause the registration statement to become effective within 60 business days of the Closing, and to maintain a current prospectus relating to those shares of common stock until the earlier of the date the public warrants expire or are redeemed.

Anti-Takeover Effects of Delaware Law and The Business Combination Charter

Some provisions of Delaware law, the Business Combination Charter and New Metromile’s amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Stockholder Meetings

New Metromile’s amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

New Metromile’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

The Business Combination Charter and New Metromile’s amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

New Metromile’s board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section titled “Management Following the Merger — Composition of Metromile’s Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The Business Combination Charter will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

The Business Combination Charter will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

The Business Combination Charter provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act.

The Business Combination Charter further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, the Business Combination Charter provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, the Business Combination Charter and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See the section titled “Risk Factors — Risks Relating to Metromile’s Business — “The Business Combination Charter provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Listing of Securities

We will apply to continue the listing of our common stock and warrants on The Nasdaq Capital Market under the symbols “MILE” and “MILEW,” respectively, upon the Closing.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2020 (prior to the Merger) and the expected beneficial ownership of our common stock immediately following consummation of the Merger by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) who is or expected to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•        each of our current Named Executive Officers and directors;

•        each person who will become a Named Executive Officer or a director of New Metromile upon consummation of the Merger;

•        all of our current executive officers and directors as a group; and

•        all of New Metromile’s executive officers and directors as a group after the consummation of the Merger.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Shares of common stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the beneficial ownership percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the beneficial ownership percentage of any other person.

The beneficial ownership of our common stock prior to the Merger is based on 23,540,000 shares of Class A common stock and 7,846,667 shares of Class B common stock, issued and outstanding as of December 31, 2020.

Unless otherwise indicated in footnotes to the table, each person listed has sole voting and investment power with respect to the securities owned by such person.

	Class A Common Stock			Class B Common Stock			Combined Voting Power(2)
Name and Address of Beneficial Owners	Number		% of class	Number		% of class	Number	% of class
Directors and Executive Officers:(1)
Daniel G. Cohen	452,500	(3)	1.9%	7,846,667	(4)	100.0%	8,299,167	26.4%
John M. Butler	—		—	—		—	—	—
Joseph W. Pooler, Jr.	—		—	—		—	—	—
John C. Chrystal	—		—	—		—	—	—
Sasson Posner	—		—	—		—	—	—
Sheila Nicoll	—		—	—		—	—	—
Andrew Hohns	—		—	—		—	—	—
All directors and executive officers as a group (seven individuals)	452,500		1.9%	7,846,667		100.0%	8,299,167	26.4%

5% or Greater Beneficial Owners:
Cohen & Company, LLC(5)	452,500		1.9%	7,846,667		100.0%	8,299,167	26.4%
Linden Advisors LP(6)	1,400,000		5.9%	—		—	1,400,000	4.5%
Luxor Capital Partners, LP(7)	1,400,000		5.9%	—		—	1,400,000	4.5%
Atalaya Capital Management LP(8)	1,750,000		7.4%	—		—	1,750,000	5.6%
Millennium Management LLC(9)	1,800,000		7.6%	—		—	1,800,000	5.7%
Insurance Acquisition Sponsor II, LLC	452,500		1.9%	2,310,000		29.4%	2,735,500	8.7%
Dioptra Advisors II, LLC	—		—	5,536,667		70.6%	5,536,667	17.6%

____________

*        Less than 1 percent.

(1)      Unless otherwise noted, the business address of each of the following individuals is c/o INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(2)      Represents the percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Shares of Class B common stock will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis, subject to certain adjustments described in our charter documents.

(3)      Shares are held directly by Insurance Acquisition Sponsor II, LLC (452,500 shares), which is managed by Cohen & Company, LLC. Mr. Cohen is the chief executive officer of Insurance Acquisition Sponsor II, LLC and the chairman of the board of Cohen & Company, LLC. Mr. Cohen disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(4)      Shares are held directly by Insurance Acquisition Sponsor II, LLC (2,310,000 shares) and Dioptra Advisors II, LLC (5,536,667 shares), each of which is managed by Cohen & Company, LLC. Mr. Cohen is the chief executive officer of each of Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC and the chairman of the board of Cohen & Company, LLC. Mr. Cohen disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(5)      Consists of shares held directly by Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC, each of which is managed by Cohen & Company, LLC. See notes (3) and (4) above.

(6)      Based on information contained in a Schedule 13G filed on September 16, 2020, Linden Advisors LP (“Linden Advisors”) shares voting and investment power with the following entities and persons: Linden Capital L.P. (“Linden Capital”) (1,252,268 shares); Linden GP LLC (“Linden GP”) (1,252,268 shares); and Siu Min Wong (1,400,000 shares). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the shares held by Linden Capital. Each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 1,400,000 shares, which consists of the 1,252,268 shares held by Linden Capital and the 147,732 shares held by separately managed accounts (the “Managed Accounts”). Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors. The business address for Linden Capital L.P. is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The business address for the other reporting persons is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(7)      Based upon information contained in a Schedule 13G filed on September 14, 2020, by Luxor Capital Partners, LP (the “Onshore Fund”), Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd. (the “Offshore Feeder Fund”), Lugard Road Capital Master Fund, LP (the “Lugard Master Fund”), Luxor Wavefront, LP (the “Wavefront Fund”), LCG Holdings, LLC (“LCG Holdings”), Lugard Road Capital GP, LLC (“Lugard GP”), Luxor Capital Group, LP (“Luxor Capital Group”), Luxor Management, LLC (“Luxor Management”), Jonathan Green and Christian Leone. The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Offshore Master Fund and the Wavefront Fund. Lugard GP is the general partner of the Lugard Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Lugard Master Fund and the Wavefront Fund (collectively, the “Funds”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings. Each of Messrs. Leone and Green is a managing member of Lugard GP. By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares owned directly by the Onshore Fund, the Offshore Master Fund and the Wavefront Fund. By virtue of these relationships, each of Lugard GP and Mr. Green may be deemed to have voting and dispositive power with respect to the shares owned directly by the Lugard Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares beneficially owned by the Funds. The Onshore Fund, the Offshore Master Fund, the Lugard Master Fund and the Wavefront Fund beneficially own 13,682, 9,541, 1,373,007 and 3,770 shares, respectively. Each of the Onshore Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Lugard Master Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management, Mr. Green and Mr. Leone has shared voting and dispositive power over the shares described above. The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, New York 10036. The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)      Based upon information contained in a Schedule 13G filed on September 14, 2020, by Atalaya Capital Management LP (“ACM”), Corbin ERISA Opportunity Fund, Ltd. (“Corbin”), Corbin Capital Partners Group, LLC (“CCPG”), Corbin Capital Partners, L.P. (“CCP”) and Corbin Opportunity Fund, L.P. (“COF”). ACM, Corbin and COF beneficially own 250,000, 1,000,000 and 500,000 shares, respectively. ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the shares held directly by Corbin and COF. Each of CCPG and CCP may also be deemed the beneficial owner of the 1,500,000 shares held in the aggregate by Corbin and COF. The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

(9)      Based on information contained in a Schedule 13G filed on September 10, 2020, Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) beneficially owns 920,000 shares; Riverview Group LLC (“Riverview Group”) beneficially owns 730,000 shares and ICS Opportunities, Ltd. (“ICS Opportunities”) beneficially owns 150,000 shares, which together with the shares beneficially owned by Integrated Core Strategies and Riverview Group represented 1,800,000 shares. Millennium International Management LP (“Millennium International Management”), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The address for each reporting person is 666 Fifth Avenue, New York, NY 10103.

The expected beneficial ownership of our common stock following the Merger, assuming no redemption of any Public Shares, is based on an expected 128,866,541 shares of common stock issued and outstanding immediately following the Merger, which assumes (i) the conversion of 6,669,667 shares of Class B common stock into 6,669,667 shares of Class A common stock upon consummation of the Merger, (ii) 82,656,874 shares of our Class A common stock are issued as consideration in the Merger (excluding all shares reserved for issuance and any adjustments in the Merger Consideration contemplated by the Merger Agreement, as well as a $30.0 million cash election), (iii) 16,000,000 shares of our common stock are issued in the PIPE Investment, and (iv) zero Public Shares are redeemed in connection with the Merger.

The expected beneficial ownership of our common stock following the Merger, assuming maximum redemption of Public Shares, is based on an expected 116,366,402 shares of common stock issued and outstanding immediately following the Merger, which assumes (i) the conversion of 6,669,667 shares of Class B common stock into 6,669,667 shares of Class A common stock upon consummation of the Merger, (ii) 82,656,874 shares of our Class A common stock are issued as consideration in the Merger (excluding all shares reserved for issuance and any adjustments in the Merger Consideration contemplated by the Merger Agreement, as well as a $30.0 million cash election), (iii) 16,000,000 shares of our common stock are issued in the PIPE Investment, and (iv) 12,500,139 Public Shares are redeemed in connection with the Merger.

Unless otherwise indicated in footnotes to the table, each person listed has sole voting and investment power with respect to the securities owned by such person.

	New Metromile Stock Common Stock (Assuming No Redemption)		New Metromile Stock Common Stock (Assuming Max Redemption)
Name and Address of Beneficial Owners	Number	%	%
Directors and Executive Officers:(1)
Daniel G. Cohen(2)	8,622,167	6.7%	7.4%
John M. Butler	—	—	—
Joseph W. Pooler, Jr.	—	—	—
John C. Chrystal	—	—	—
Sasson Posner	—	—	—
Sheila Nicoll	—	—	—
Andrew Hohns	—	—	—
All pre-Merger directors and executive officers as a group (seven individuals)	8,622,167	6.7%	7.4%
Colin Bryant	—	—	—
Betsy Cohen	—	—	—
David Friedberg(8)	5,917,408	4.6%	5.1%
Ryan Graves	—	—	—
Dan Preston(9)	2,255,211	1.7%	1.9%
Vikas Singhal(10)	8,905,980	6.5%	7.1%
Paw Andersen(11)	514,830	—	—
Mark Gundacker(12)	180,191	—	—
All post-Merger directors and executive officers as a group (ten individuals)	18,134,101	13.0%	14.3%
	New Metromile Common Stock (Assuming No Redemption)		New Metromile Common Stock (Assuming Max Redemption)
Name and Address of Beneficial Owners	Number	%	%
5% or Greater Beneficial Owners:
Cohen & Company, LLC(3)	8,622,167	6.7%	7.4%
Linden Advisors LP(4)	1,400,000	1.1%	1.2%
Luxor Capital Partners, LP(5)	1,400,000	1.1%	1.2%
Atalaya Capital Management LP(6)	1,750,000	1.4%	1.5%
Millennium Management LLC(7)	1,800,000	1.4%	1.5%
Insurance Acquisition Sponsor II, LLC	2,916,000	2.3%	2.5%
Dioptra Advisors II, LLC	4,206,167	3.3%	3.6%
Intact Ventures, Inc.(13)	14,868,150	11.5%	12.8%
New Enterprise Associates 13, L.P.(14)	9,508,357	7.4%	8.2%
Entities affiliated with Hudson(10)	8,905,980	6.5%	7.1%
Entities affiliated with Index Ventures(15)	7,394,743	5.7%	6.3%
China Pacific Property Insurance Co. Ltd.(16)	11,571,853	9.0%	9.9%
The Northern Trust Company in its capacity for Future Fund Investment Company(17)	6,413,169	4.9%	5.5%

____________

*        Less than 1 percent.

(1)      Unless otherwise noted, the business address of each of the following individuals is c/o INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(2)      Includes (i) 2,916,000 shares held directly by Insurance Acquisition Sponsor II, LLC, (ii) 4,206,167 shares held directly by Dioptra Advisors II, LLC and (iii) 1,500,000 shares held directly by INSU PIPE Sponsor II, LLC. Each of Insurance

Acquisition Sponsor II, LLC, Dioptra Advisors II, LLC and INSU PIPE Sponsor II, LLC is managed by Cohen & Company, LLC. Mr. Cohen is the chief executive officer of each of Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC and the chairman of the board of Cohen & Company, LLC. Mr. Cohen disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(3)      Includes shares held directly by Insurance Acquisition Sponsor II, LLC, Dioptra Advisors II, LLC, and INSU PIPE Sponsor II, LLC, each of which is managed by Cohen & Company, LLC. See note (2) above.

(4)      Based on information contained in a Schedule 13G filed on September 16, 2020, Linden Advisors LP (“Linden Advisors”) shares voting and investment power with the following entities and persons: Linden Capital L.P. (“Linden Capital”) (1,252,268 shares); Linden GP LLC (“Linden GP”) (1,252,268 shares); and Siu Min Wong (1,400,000 shares). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the shares held by Linden Capital. Each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 1,400,000 shares, which consists of the 1,252,268 shares held by Linden Capital and the 147,732 shares held by separately managed accounts (the “Managed Accounts”). Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors. The business address for Linden Capital L.P. is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The business address for the other reporting persons is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(5)      Based upon information contained in a Schedule 13G filed on September 14, 2020, by Luxor Capital Partners, LP (the “Onshore Fund”), Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd. (the “Offshore Feeder Fund”), Lugard Road Capital Master Fund, LP (the “Lugard Master Fund”), Luxor Wavefront, LP (the “Wavefront Fund”), LCG Holdings, LLC (“LCG Holdings”), Lugard Road Capital GP, LLC (“Lugard GP”), Luxor Capital Group, LP (“Luxor Capital Group”), Luxor Management, LLC (“Luxor Management”), Jonathan Green and Christian Leone. The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Offshore Master Fund and the Wavefront Fund. Lugard GP is the general partner of the Lugard Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Lugard Master Fund and the Wavefront Fund (collectively, the “Funds”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings. Each of Messrs. Leone and Green is a managing member of Lugard GP. By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares owned directly by the Onshore Fund, the Offshore Master Fund and the Wavefront Fund. By virtue of these relationships, each of Lugard GP and Mr. Green may be deemed to have voting and dispositive power with respect to the shares owned directly by the Lugard Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares beneficially owned by the Funds. The Onshore Fund, the Offshore Master Fund, the Lugard Master Fund and the Wavefront Fund beneficially own 13,682, 9,541, 1,373,007 and 3,770 shares, respectively. Each of the Onshore Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Lugard Master Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management, Mr. Green and Mr. Leone has shared voting and dispositive power over the shares described above. The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, New York 10036. The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)      Based upon information contained in a Schedule 13G filed on September 14, 2020, by Atalaya Capital Management LP (“ACM”), Corbin ERISA Opportunity Fund, Ltd. (“Corbin”), Corbin Capital Partners Group, LLC (“CCPG”), Corbin Capital Partners, L.P. (“CCP”) and Corbin Opportunity Fund, L.P. (“COF”). ACM, Corbin and COF beneficially own 250,000, 1,000,000 and 500,000 shares, respectively. ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the shares held directly by Corbin and COF. Each of CCPG and CCP may also be deemed the beneficial owner of the 1,500,000 shares held in the aggregate by Corbin and COF. The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

(7)      Based on information contained in a Schedule 13G filed on September 10, 2020, Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) beneficially owns 920,000 shares; Riverview Group LLC (“Riverview Group”) beneficially owns 730,000 shares and ICS Opportunities, Ltd. (“ICS Opportunities”) beneficially owns 150,000 shares, which together with the shares beneficially owned by Integrated Core Strategies and Riverview Group represented 1,800,000 shares. Millennium International Management LP (“Millennium International Management”), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC

(“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The address for each reporting person is 666 Fifth Avenue, New York, NY 10103.

(8)      Consists of (i) 776,897 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile common stock held by The David Friedberg 2017 Annuity Trust u/a/d 5/17/17, of which Mr. Friedberg is the trustee; (ii) 1,093,968 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile common stock held by The David Friedberg 2019 Annuity Trust u/a/d 9/26/17, of which Mr. Friedberg is the trustee; and (iii) 4,046,643 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile common stock and preferred stock held by The David Friedberg Revocable Trust u/a/d 9/19/13, of which Mr. Friedberg is the trustee.

(9)      Consists of (i) 1,750,678 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile common stock and (ii) 504,533 shares of New Metromile common stock issuable to Mr. Preston pursuant to options exercisable within 60 days of December 31, 2020.

(10)    Consists of (i) 6,527,394 shares issuable of New Metromile common stock in exchange for those outstanding pre-Merger Metromile warrants to purchase preferred stock held by HSCM Bermuda Fund LTD (“Bermuda”) and 1,9080,000 shares of New Metromile common stock issued in exchange for participation in the PIPE Investment held by Bermuda; (ii) 12,707 shares issuable of New Metromile common stock in exchange for those outstanding pre-Merger Metromile warrants to purchase preferred stock held by HS Santanoni LP (“Santanoni”) and 2,920,000 shares of New Metromile common stock issued in exchange for participation in the PIPE Investment held by Santanoni; and (iii) 2,365,879 shares issuable of New Metromile common stock in exchange for that outstanding pre-Merger Metromile warrant to purchase preferred stock held by HSCM FI Master Fund Ltd (“FI Master Fund”). Each of Bermuda, Santanoni and FI Master Fund is advised by Hudson Structured Capital Management Ltd., an investment adviser registered with the U.S. Securities & Exchange Commission under the Investment Advisers Act of 1940 (“HSCM”). Vikas Singhal and Michael Millette are each partners of HSCM and as such have voting and dispositive power over the securities held by Bermuda, Santanoni and FI Master Fund. The business address of each reporting person is 2187 Atlantic Street, Fourth Floor, Stamford, CT 06902.

(11)    Consists of 514,830 shares of New Metromile common stock issuable to Mr. Andersen pursuant to options that are early exercisable, but subject to repurchase right until vested, within 60 days of December 31, 2020.

(12)    Consists of 180,191 shares of New Metromile common stock issuable to Mr. Gundacker pursuant to options early exercisable, but subject to repurchase right until vested,within 60 days of December 31, 2020.

(13)    Consists 14,868,150 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock. The shares of New Metromile common stock are directly held by Intact Ventures, Inc. (“Intact”) and are indirectly held by Intact Financial Corporation. Intact Ventures, Inc. is a wholly owned subsidiary of Intact Financial Corporation, a public company listed on the Toronto Stock Exchange under the symbol “IFC.” As such, Intact Financial Corporation may be deemed to share voting and investment power with respect to the shares held by Intact Ventures, Inc. The business address of the reporting person is 700 University Ave, Suite 1500-A Toronto, Ontario, Canada M5G 0A1.

(14)    Consists (i) 9,008,357 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock and (ii) 500,000 shares of New Metromile common stock issued in exchange for participation in the PIPE Investment. The securities directly held by New Enterprise Associates 13, L.P. (“NEA 13”). The securities directly held by NEA 13 are indirectly held by NEA Partners 13 LP (“NEA Partners 13”), the sole general partner of NEA 13, and NEA 13 GP LTD (“NEA 13 LTD”), is the sole general partner of NEA Partners 13. The individual Directors of NEA 13 LTD (collectively, the NEA 13 Directors) are Forest Baskett, Patrick J. Kerins and Scott Sandell. The principal business address for all entities and individuals affiliated with NEA 13 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Each NEA 13 Director disclaims beneficial ownership of such shares except to the extent of a pecuniary interest therein.

(15)    Consists of 7,243,638 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock held by Index Ventures V (Jersey), L.P.(“IV Jersey”), (b) 58,676 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock held by Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. (“IV Parallel”, collectively with IV Jersey “Index V Funds”), and (c) 92,429 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock held by Yucca (Jersey) SLP (“Yucca”). Index Venture Associates V Limited (“IVA”) is the general partner of each of the Index V Funds and may be deemed to have voting and dispositive power over the shares held by those funds. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Index V Funds’ investment, and IVA may be deemed to have voting and dispositive power over the allocation of shares held by Yucca. David Hall, Phil Balderson, Sarah Earles and Sinéad Meehan are the members of the board of directors of IVA, and investment and voting decisions with respect to the shares over which IVA may be deemed to have voting and dispositive power are made by such directors collectively. The address of each of these entities is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(16)    Consists 11,571,853 shares of New Metromile Common Stock issued in exchange for outstanding pre-Merger Metromile Preferred Stock. The securities are directly held by China Pacific Property Insurance Co. Ltd. (“CPIC”). The business address for CPIC is 190 Middle Yincheng Road, Pudong New District, Shanghai, China.

(17)    Consists 6,413,169 shares of New Metromile common stock issued in exchange for outstanding pre-Merger Metromile preferred stock. The securities directly held by The Northern Trust Company (“Northern Trust”) are beneficially owned by the Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908) (“FFIC4”). “FFIC4 controls all voting and investment decisions with respect to with respect to the shares held by Northern Trust. The principal business address for FFIC4 is Level 42, 120 Collins Street, Melbourne VIC 3000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Company Related Person Transactions

Founder Shares and Placement Units

In January 2019, Insurance Acquisition Sponsor II, LLC purchased 1,000 Founder Shares for an aggregate purchase price of $25,000. We effected a 6,888.333-for-1 forward stock split in July 2020 and a stock dividend in September 2020 of 1.1391242 shares of Class B common stock for each share of Class B common stock for each share of Class B common stock outstanding prior to the dividend, and, as a result, our Initial Stockholders hold 7,846,667 Founder Shares. The number of Founder Shares was determined based on the expectation that the Founder Shares would represent 25% of the aggregate of our Founder Shares, the Placement Shares and our issued and outstanding Public Shares after the IPO. The Founder Shares represent 100% of our issued and outstanding shares of Class B common stock.

The Initial Holders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) (i) with respect to 20% of such shares, until consummation of our initial business combination, (ii) with respect to 20% of such shares, until the closing price of our Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of a business combination, (iii) with respect to 20% of such shares, until the closing price of our Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of a business combination, (iv) with respect to 20% of such shares, until the closing price of our Class A common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of a business combination and (v) with respect to 20% of such shares, until the closing price of our Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of a business combination or earlier, in any case, if, following a business combination, we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, in connection with an initial business combination, the Initial Holders may transfer, assign or sell their Founder Shares with our consent to any person or entity that agrees in writing to be bound by the transfer restrictions set forth in the prior sentence.

Simultaneously with the IPO, our Sponsor and Cantor purchased an aggregate of 540,000 Placement Units (452,500 Placement Units by our Sponsor and 87,500 Placement Units by Cantor) at a price of $10.00 per unit (or an aggregate purchase price of $5,400,000). Each placement unit consists of one placement share and one-third of one placement warrant to purchase one share of our Class A common stock exercisable at $11.50. The proceeds from the Placement Units and the proceeds from the IPO (initially totaling $230,000,000) are held in the Trust Account. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Shares or Placement Warrants.

The Placement Warrants are identical to the warrants included in the units sold in the IPO, except that if held by our Sponsor, Cantor or their permitted transferees, they (a) may be exercised for cash or on a cashless basis, (b) are not subject to being called for redemption and (c) they (including our common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the consummation of our initial business combination. In addition, for as long as the Placement Warrants are held by Cantor and/or its designees or affiliates, such Placement Warrants may not be exercised after September 2, 2025. There are no redemption rights or liquidating distributions with respect to the Founder Shares, Placement Shares or warrants, which will expire worthless if we do not complete an initial business combination.

Promissory Note and Advance — Related Party

Prior to the closing of the IPO, an affiliate of Insurance Acquisition Sponsor II, LLC loaned us $75,000 for expenses related to our formation and the IPO. The loan was non-interest bearing, unsecured and due on the earlier of December 31, 2020 or the closing of the IPO. The loan was repaid upon the closing of the IPO on September 8, 2020.

Related Party Loans

Pursuant to the Loan Commitment Agreement, our Sponsor or one of its affiliates has committed to loan us funds as may be required up to a maximum of $750,000, and may, but is not obligated to, loan us additional funds to fund our additional working capital requirements and transaction costs. The loans will be interest free. If we consummate an initial business combination, we would repay such loaned amounts. If we do not consummate an initial business combination, we may use a portion of any working capital held outside the Trust Account to repay such loaned amounts; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the loan amounts, the unpaid amounts would be forgiven. Up to $1,500,000 of such loans may be converted into additional warrants at $1.00 per warrant of the post-business combination entity at the option of the lender. The warrants would be identical to the Placement Warrants issued to our Sponsor.

Administrative Services

Commencing on September 3, 2020, we pay an amount equal to $20,000 per month to our Sponsor or its affiliate for office space, administrative and shared personnel support services.

Registration Rights

The holders of Founder Shares, Placement Units (including securities contained therein) and warrants that may be issued upon conversion of working capital loans made by our Sponsor have the right to require us to register under the Securities Act a sale of any of our securities held by them pursuant to the registration rights agreement entered into concurrently with the closing of the IPO. Under the registration rights agreement, these holders are entitled to make up to three demands, excluding short form registration demands. In addition, these holders have “piggy-back” registration rights allowing them to include their securities in other registration statements filed by us. We would bear the costs and expenses of filing any such registration statements.

Upon the Closing, we will enter into the Amended and Restated Registration Rights Agreement pursuant to which our Sponsor, Cantor, and the certain other stockholders will be granted registration rights with respect to shares of our common stock. The existing registration rights agreement will terminate upon execution of the Amended and Restated Registration Rights Agreement.

Lock-Up Agreement

We have entered into the Lock-Up Agreement with certain Metromile stockholders. The Lock-Up Agreement imposes certain restrictions on transfer applicable to the shares issued to the Metromile stockholders in connection with the Merger. For additional information see the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Additional Agreements — Lock-Up Agreement.”

Sponsor Support Agreement

Following the execution and delivery of the Merger Agreement, on November 24, 2020, the Company, Metromile and our officers, directors and Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which our officers, directors and Sponsor agreed to, among other things, vote all of the shares of our common stock held by them (representing as of the date hereof approximately 26.4% of the outstanding shares of our common stock) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any actions that would result in a breach by the Company of any covenant, representation or warranty or other obligation contained in the Merger Agreement; (iii) against alternative proposals or offers from any person (other than Metromile or any of its affiliates) concerning an alternative transaction, and (iv) against any actions that would reasonably interfere with the timely consummation of the Merger or the fulfillment of any of the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s certificate of incorporation or bylaws other than in connection with the Merger).

The Sponsor Support Agreement generally prohibits the stockholders party thereto from transferring, or permitting to exist any liens on, their shares of our common stock prior to the consummation of the Merger. The Sponsor Support Agreement will automatically terminate upon the first to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms.

Metromile Related Person Transactions

Series E Preferred Stock Financing

In July 2018 and September 2018, Metromile sold an aggregate of 14,561,640 shares of Metromile’s Series E convertible preferred stock at a purchase price of $6.3867 per share to a total of eleven accredited investors for an aggregate purchase price of approximately $93.0 million. The following table summarizes purchases of Metromile’s Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Tokio Marine & Nichido Fire Insurance Co., Ltd.	4,697,300	$30,000,245.91
Intact Ventures, Inc.(1)	1,879,000	$12,000,609.30
Entities affiliated with Index Ventures(2)	469,725	$2,999,992.68
New Enterprise Associates 13, L.P.(3)	782,876	$4,999,994.15
The Northern Trust Company	2,348,630	$14,999,995.23

____________

(1)      Karim Hirji, a member of Metromile’s board of directors, is a Managing Director at Intact Ventures, Inc. Hirji will not be continuing as a member of New Metromile’s board of directors.

(2)      Entities associated with Index Ventures holding Metromile’s securities whose shares are aggregated for purposes of reporting share ownership information are Index Ventures V (Jersey), L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. and Yucca (jersey) SLP. Neil Rimer, a member of Metromile’s board of directors, is a Partner at Index Ventures. Rimer will not be continuing as a member of New Metromile’s board of directors.

(3)      Colin Bryant a member of Metromile’s board of directors, is an Operating Partner at New Enterprise Associates 13, L.P. (“New Enterprise Associates”). Bryant will be continuing as a member of New Metromile’s board of directors.

Investors’ Rights Agreement

Metromile is party to an amended and restated investors’ rights agreement, or IRA, with certain holders of Metromile’s capital stock, including entities affiliated with Index Ventures, Intact Ventures, Inc., New Enterprise Associates, Tokio Marine & Nichido Fire Insurance Co., Ltd., The Northern Trust Company, as well as other holders of Metromile’s convertible preferred stock. The IRA provides the holders of Metromile’s convertible preferred stock with certain registration rights, including the right to demand that Metromile file a registration statement or request that their shares be covered by a registration statement that Metromile is otherwise filing. The IRA also provides these stockholders with information rights, and a right of first refusal with regard to certain issuances of Metromile’s capital stock, which will not apply to, and will terminate upon, the closing of this Merger. This agreement will terminate upon the closing of this Merger.

Right of First Refusal

Pursuant to Metromile’s equity compensation plans and certain agreements with Metromile’s stockholders, including a right of first refusal and co-sale agreement with certain holders of Metromile’s capital stock, including Dan Preston, entities affiliated with Index Ventures, Intact Ventures, Inc., New Enterprise Associates, Tokio Marine & Nichido Fire Insurance Co., Ltd., The Northern Trust Company, Metromile and its assignees have a right to purchase shares of Metromile’s capital stock which certain stockholders propose to sell to other parties. These agreements will terminate upon the closing of the Merger.

Employment Agreements

Metromile has entered into employment agreements with Metromile’s executive officers. For more information regarding employment agreements with Metromile’s named executive officers, see the section entitled “Executive Compensation — Agreements with Metromile’s Named Executive Officers.”

Loans to Executive Officer

In August 2014, Metromile entered into a promissory note and security agreement with Mr. Preston, which was amended and restated in August 2015, April 2016, and most recently April 2020. The aggregate principal amount of the promissory note, as of September 30, 2020, was $349,870 with a 1.5% annual interest rate that compounded annually. All of the principal and interest under the note will either be paid off or forgiven prior to the Closing of the Merger, and will no longer be outstanding.

Tokio Marine Agreement

In July 2018, Metromile and Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine”), entered into an agreement whereby Tokio Marine has the exclusive right to negotiate and enter into a technology licensing agreement insurance distribution arrangement, joint venture or other substantially similar commercially collaborative arrangement with respect to developing the strategy around the distribution of Metromile’s technology in Japan.

2020 Debt Financing

In April 2020, Metromile entered into a Note Purchase Agreement, as amended July 2020 with entities affiliated with Hudson Structured Capital Management, Hudson, of which Vikas Singhal, a director of Metromile at such time, is a Partner. The facility allows for up to $35,000,000 through the sale of notes to entities affiliated with Hudson and warrants to purchase 8,536,939 shares of Metromile’s Series E Preferred Stock with an exercise price of $6.3867.

Lock-Up Agreement

We have entered into the Lock-Up Agreement with certain Metromile stockholders. The Lock-Up Agreement imposes certain restrictions on transfer applicable to the shares issued to the Metromile stockholders in connection with the Merger. For additional information see the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement — Additional Agreements — Lock-Up Agreement.”

Stockholder Support Agreement

Shortly following the execution of the Merger Agreement, stockholders of Metromile holding at least 47,043,247 of the shares of Metromile outstanding as of the date of the Merger Agreement executed and delivered to INSU the Stockholder Support Agreements, pursuant to which, among other things, such persons have agreed (a) to support the adoption of the Merger Agreement and the approval of the Merger contemplated by the Merger Agreement, subject to certain customary conditions, (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions, and (c) not to commence, join in, facilitate, assist or encourage and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Merger, INSU, Merger Sub, Metromile or any of their respective successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of Stockholder Support Agreements, or alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. As of November 24, 2020, the Metromile stockholders who had previously entered into Stockholder Support Agreements collectively held approximately 63.6% of the outstanding shares of Metromile’s capital stock.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Merger, our board of directors will adopt a written related person transaction policy that will set forth the policies and procedures for the review and approval or ratification of related person transactions. Our policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to a member of the Audit Committee or another member of the board of directors any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) in which such related person has or will have a direct or indirect material interest and all material facts with respect thereto. A member of the Audit Committee or another member of the board of directors will promptly communicate such information to our Audit Committee, or in certain instances the board of directors. No related person transaction will be entered into without the approval or ratification of our Audit Committee or another independent body of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our Audit Committee or another independent body of our board of directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with the DGCL.

INFORMATION ON SECURITIES AND DIVIDENDS

Company

Units, Common Stock, and Warrants

Our units, common stock, and warrants are each quoted on Nasdaq under the symbols “INAQU,” “INAQ” and “INAQW,” respectively. Our units commenced public trading on September 3, 2020 and our common stock and warrants each commenced separate public trading on October 23, 2020.

Holders

On November 24, 2020, the numbers of record holders of our common stock, units and warrants were three, three and one, respectively, not including beneficial holders whose securities are held in street name.

Dividend Policy of the Company

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of the Merger.

Metromile

Price Range of Metromile Securities

Information regarding Metromile is not provided because there is no public market for Metromile’s common stock.

Holders

As of the date of this proxy statement/prospectus, the number of record holders of Metromile’s common stock was 167.

Combined Company

Dividend Policy

Following completion of the Merger, our board of directors will consider whether or not to institute a dividend policy. It is presently intended that New Metromile retain its earnings for use in business operations and accordingly, we do not anticipate our board of directors declaring any dividends in the foreseeable future.

LEGAL MATTERS

Ledgewood P.C. will provide an opinion for INSU Acquisition Corp. II regarding the validity of the common stock issued in connection with the Merger. Ledgewood P.C. will also provide an opinion as to certain material U.S. federal income tax consequences of the redemption of Company common stock in connection with the Merger and as to certain material U.S. federal income tax consequences of the Merger to U.S. holders of Metromile common stock in each case, as described herein.

EXPERTS

The audited financial statements of INSU Acquisition Corp. II included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Metromile, Inc. as of December 31, 2019 and 2018 and for the years then ended included in this Registration Statement on Form S-4 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm (which report expresses an unqualified opinion and includes explanatory paragraphs related to a going concern uncertainty and the adoption of new accounting standards) given upon their authority as experts in accounting and auditing.

Representatives of both our independent registered public accounting firm, Grant Thornton LLP, and Metromile’s independent registered public accounting firm, Moss Adams LLP, will be present at the Special Meeting of the stockholders. The representatives will have the opportunity to make a statement if they so desire and they are expected to be available to respond to appropriate questions.

If the Merger is completed, Moss Adams LLP will audit the financial statements of New Metromile for its 2021 fiscal year.

APPRAISAL RIGHTS

Our stockholders do not have appraisal rights in connection with the Merger under Delaware law.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify us of their requests by calling or writing to us at our principal executive offices at (215) 701-9693 and 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

Our board of directors is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

Stockholder proposals, other than director nominations, for the 2022 annual meeting must be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of our 2021 annual meeting. However, in the event that our 2022 annual meeting is more than 30 days before or more than 60 days after the anniversary date of our 2021 annual meeting, to be timely a stockholder’s notice must be received by our secretary at our principal executive office not earlier than the close of business on the 120th day before the 2022 annual meeting and not later than the later of (1) the close of business on the 90th day before the 2022 annual meeting or (2) the close of business on the 10th day following the day on which public announcement of the date of the 2022 annual meeting is first made by us.

Director nominations for the 2022 annual meeting must be received by our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of our 2021 annual meeting. However, in the event that our 2022 annual meeting is more than 30 days before or more than 60 days after the anniversary date of our 2021 annual meeting, to be timely a stockholder’s notice must be received by our secretary at our principal executive office not earlier than the close of business on the 120th day before the 2022 annual meeting and not later than the later of (1) the close of business on the 90th day before the 2022 annual meeting or (2) the close of business on the 10th day following the day on which public announcement of the date of the 2022 annual meeting is first made by us.

In addition to the above, a stockholder proposal must otherwise comply with applicable SEC rules to be considered for inclusion in our proxy materials relating to our 2022 annual meeting. You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

We must comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and its rules and regulations, and in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You can read the Company’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Merger or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

John M. Butler
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104
Tel: (215) 701-9555
Email: jbutler@cohenandcompany.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Stockholders, please call toll free: (800) 662-5200
Banks and Brokerage Firms, please call collect: (203) 658-9400
Email: INSU.info@investor.morrowsodali.com

If you are a stockholder of the Company and would like to request documents, please do so by February 2, 2021, in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to the Company has been supplied by the Company, and all such information relating to Metromile has been supplied by Metromile. Information provided by either the Company or Metromile does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of the Company for the Special Meeting. We have not authorized anyone to give any information or make any representation about the Merger, us or Metromile that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

INSU ACQUISITION CORP. II FINANCIAL STATEMENTS:

Condensed Financial Statements as of and for the period ended September 30, 2020

Condensed Balance Sheets as of September 30, 2020 (unaudited) and December 31, 2019	F-2
Condensed Statements of Operations for the Nine Months Ended September 30, 2020 (unaudited)	F-3
Condensed Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2020 and 2019 (unaudited)	F-4
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2020 (unaudited)	F-5
Notes to Condensed Financial Statements (unaudited)	F-6

Audited Financial Statements as of December 31, 2019 and 2018 and for the periods ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-17
Balance Sheets as of December 31, 2019 and 2018	F-18
Statements of Operations for the Year Ended December 31, 2019 and Period from October 11, 2018 (inception) through December 31, 2018	F-19
Statements of Changes in Stockholders’ Deficit for the Year Ended December 31, 2019 and Period from October 11, 2018 (inception) through December 31, 2018	F-20
Statements of Cash Flows for the Year Ended December 31, 2019 and Period from October 11, 2018 (inception) through December 31, 2018	F-21
Notes to Financial Statements	F-22

METROMILE, INC. FINANCIAL STATEMENTS:

Audited Consolidated Financial Statements as of and for the years ended December 31, 2019 and 2018 and Unaudited Condensed Consolidated Financial Statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019

Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets	F-33
Consolidated Statements of Operations and Comprehensive Loss	F-34 – F-35
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-36
Consolidated Statements of Cash Flows	F-37 – F-38
Notes to Consolidated Financial Statements	F-39

INSU ACQUISITION CORP. II

CONDENSED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash	$690,971	$—
Prepaid expenses	240,442	—
Total Current Assets	931,413	—

Deferred financing cost	—	10,315
Cash and marketable securities held in Trust Account	230,001,386	—
Total Assets	$230,932,799	$10,315

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$26,454	$1,124
Accrued offering costs	—	10,315
Total Current Liabilities	26,454	11,439

Deferred underwriting fee payable	9,800,000	—
Total Liabilities	9,826,454	11,439

Commitments and Contingencies

Class A common stock subject to possible redemption, 21,610,634 and no shares at redemption value as of September 30, 2020 and December 31, 2019, respectively	216,106,340	—

Stockholders’ Equity (Deficit)
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 60,000,000 shares authorized; 1,929,366 and no shares issued and outstanding (excluding 21,610,634 and no shares subject to possible redemption) as of September 30, 2020 and December 31, 2019, respectively	193	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 7,846,667 shares issued and outstanding as of September 30, 2020 and December 31, 2019	785	785
Additional paid-in capital	5,083,766	24,215
Stock subscription receivable from stockholder	—	(25,000)
Accumulated deficit	(84,739)	(1,124)
Total Stockholders’ Equity (Deficit)	5,000,005	(1,124)
Total Liabilities and Stockholders’ Equity (Deficit)	$230,932,799	$10,315

The accompanying notes are an integral part of the unaudited condensed financial statements.

INSU ACQUISITION CORP. II

CONDENSED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Operating expenses	$85,001	$85,001
Loss from operations	(85,001)	(85,001)

Other income:
Interest earned on marketable securities held in Trust Account	1,386	1,386
Net loss	$(83,615)	$(83,615)

Weighted average shares outstanding of Class A redeemable common stock	23,000,000	23,000,000
Basic and diluted net income per share, Class A redeemable common stock	$0.00	$0.00

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	8,386,667	8,386,667
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.01)	$(0.01)

The accompanying notes are an integral part of the unaudited condensed financial statements.

INSU ACQUISITION CORP. II

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Stock Subscription Receivable from Stockholder	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	—	$—	7,846,667	$785	$24,215	$(25,000)	$(1,124)	$(1,124)
Net loss	—	—	—	—	—	—	—	—
Balance – March 31, 2020	—	—	7,846,667	785	24,215	(25,000)	(1,124)	(1,124)
Net loss	—	—	—	—	—	—	—	—
Balance – June 30, 2020	—	—	7,846,667	785	24,215	(25,000)	(1,124)	(1,124)
Collection of stock subscription receivable from stockholder	—	—	—	—	—	25,000	—	25,000
Sale of 23,000,000 Units, net of underwriting discount and offering expenses	23,000,000	2,300	—	—	215,763,784	—	—	215,766,084
Sale of 540,000 Placement Units	540,000	54	—	—	5,399,946	—	—	5,400,000
Common stock subject to possible redemption	(21,610,634)	(2,161)	—	—	(216,104,179)	—	—	(216,106,340)
Net loss	—	—	—	—	—	—	(83,615)	(83,615)
Balance – September 30, 2020	1,929,366	$193	7,846,667	$785	$5,083,766	$—	$(84,739)	$5,000,005

The accompanying notes are an integral part of the unaudited condensed financial statements.

INSU ACQUISITION CORP. II

CONDENSED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(83,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,386)
Changes in operating assets and liabilities:
Prepaid expenses	(240,442)
Accounts payable and accrued expenses	25,330
Net cash used in operating activities	(300,113)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(230,000,000)
Net cash used in investing activities	(230,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	226,000,000
Proceeds from sale of Placement Units	5,400,000
Proceeds from collection of stock subscription receivable from stockholder	25,000
Proceeds from promissory note – related party	75,000
Repayment of promissory note – related party	(75,000)
Payment of offering costs	(433,916)
Net cash provided by financing activities	230,991,084

Net Change in Cash	690,971
Cash – Beginning of period	—
Cash – End of period	$690,971

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$216,189,340
Change in value of common stock subject to possible redemption	$(83,000)
Deferred underwriting fee payable	$9,800,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

INSU Acquisition Corp. II (formerly known as Insurance Acquisition Corp. II) (the “Company”), is a blank check company incorporated in Delaware on October 11, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more operating businesses or assets (a “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on businesses providing insurance or insurance related services, with particular emphasis on insurance distribution businesses, regulated insurance or reinsurance businesses, and insurance related technology businesses. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2020, the Company had not yet commenced operations. All activity for the period from October 11, 2018 (inception) through September 30, 2020 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on September 2, 2020. On September 8, 2020 the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 540,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to Insurance Acquisition Sponsor II, LLC and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $5,400,000, which is described in Note 4.

Transaction costs amounted to $14,233,916, consisting of $4,000,000 in cash underwriting fees, $9,800,000 of deferred underwriting fees and $433,916 of other offering costs. In addition, as of September 30, 2020, cash of $690,971 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on September 8, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (the “Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination by March 8, 2022 (the “Combination Period”); or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Company will be able to successfully effect a Business Combination. Nasdaq rules provide that the Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of signing a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC (collectively, the “Sponsor”) and the Company’s officers and directors (the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 5), the shares of Class A common stock included in the Placement Units (the “Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 6). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares, any Placement Shares and any Public Shares held by them in favor of any such amendment.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the Trust Account not previously released to the Company to pay its tax obligations and up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Insiders and Cantor have agreed to waive their redemption rights with respect to any Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination, (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. Cantor will have the same redemption rights as public stockholders with respect to any Public Shares it acquires. The representative has agreed to waive its rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. Insurance Acquisition Sponsor II, LLC has agreed that it will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, it may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 20.0% or more of the shares sold in the Initial Public Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated by the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on September 4, 2020, as well as the Company’s Current Reports on Form 8-K, as filed with the SEC on September 9, 2020 and September 14, 2020. The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the period ending December 31, 2020 or for any future periods.

The Company had minimal activity for the three and nine months ended September 30, 2019. Accordingly, the condensed statement of operations, condensed statement of stockholder’s deficit and condensed statement of cash flows for the three and nine months ended September 20, 2019 are not presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020 and December 31, 2019.

Class A common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020, Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $14,233,916 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 7,846,666 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income (loss) per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net income (loss) per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to Class A redeemable common stock, by the weighted average number of Class A and Class B non-redeemable common stock outstanding for the period. Class A and Class B non-redeemable common stock includes the Founder Shares and the Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which included the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Insurance Acquisition Sponsor II, LLC and Cantor purchased an aggregate of 540,000 Placement Units, at a price of $10.00 per Placement Unit, or $5,400,000 in the aggregate, of which 452,500 Placement Units were purchased by Insurance Acquisition Sponsor II, LLC and 87,500 Placement Units were purchased by Cantor. Each Placement Unit consists of one share of Class A common stock and one-third of one warrant (the “Placement Warrant”). Each whole Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In January 2019, the Company issued an aggregate of 1,000 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. The Company received payment for the Founder Shares in July 2020.

On July 28, 2020, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7. On July 28, 2020, the Company effectuated a 6,888.333-for-1 forward stock split of its Class B common stock and on September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of its Class B common stock, resulting in an aggregate of 7,846,667 shares of Class B common stock being held by the Sponsor (the “Founder Shares”). The 7,846,667 Founder Shares included an aggregate of up to 1,000,000 shares of Class B common stock which were subject to forfeiture by the Sponsor to the extent that the underwriters’ overallotment option was not exercised in full or in part, so that the Founder Shares would represent 25% of the Company’s aggregate Founder Shares, Placement Shares and issued and outstanding Public Shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, 1,000,000 Founder Shares are no longer subject to forfeiture.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of the Company’s initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

of a Business Combination and (v) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination or earlier, in any case, if, following a Business Combination, the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on September 3, 2020 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay the Sponsor or an affiliate of the Sponsor $20,000 per month for office space, administrative and shared personnel support services. For the three and nine months ended September 30, 2020, the Company incurred and paid $20,000 in fees for these services.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or one of its affiliates has committed to loan the Company funds as may be required up to a maximum of $750,000 (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. Up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant at the option of the holder. The warrants would be identical to the Placement Warrants. As of September 30, 2020, there were no amounts outstanding under the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on September 2, 2020, the holders of the Founder Shares, Placement Units (including securities contained therein) and the warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Placement Warrants or the warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities for sale under the Securities Act. In addition, the holders will have “piggy-back” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement will provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

applicable lock-up period. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the Initial Public Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Initial Public Offering, or $4,000,000. In addition, the representative of the underwriters is entitled to a deferred fee of $9,800,000. The deferred fee will become payable to the representative from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At September 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 60,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2020, there were 1,929,366 shares of Class A common stock issued and outstanding, excluding 21,610,634 shares of Class A common stock subject to possible redemption. At December 31, 2019, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At September 30, 2020 and December 31, 2019, there were 7,846,667 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the Business Combination, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise for cash of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt from the registration or qualifications requirements of the securities laws of the state of residence of the registered holder of the warrants. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants has not been declared effective by the end of 60 business days following the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. The Company will use its best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants.

INSU ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

If (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to Insiders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “newly issued price”), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume-weighted average trading price of shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company completes its Business Combination (such price, the “market value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be non-redeemable so long as they are held by the initial purchaser or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchaser or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. FAIR VALUE MEASUREMENTS

At September 30, 2020 assets held in the Trust Account were comprised of $230,001,386 in money market funds which are invested in U.S. Treasury securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$230,001,386

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
INSU Acquisition Corp. II

Opinion on the financial statements

We have audited the accompanying balance sheets of INSU Acquisition Corp. II (formerly known as Insurance Acquisition Corp. II) (a Delaware corporation) (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, changes in stockholder’s deficit, and cash flows for the year ended December 31, 2019 and for the period from October 11, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period from October 11, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the U.S. of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (U.S.) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, its business plan is dependent on the completion of a financing transaction, and the Company’s cash and working capital as of December 31, 2019 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.
Philadelphia, Pennsylvania
July 30, 2020

INSU ACQUISITION CORP. II
BALANCE SHEETS

	December 31,
	2018	2019

ASSETS
Deferred offering costs	$1,000	$10,315
TOTAL ASSETS	$1,000	$10,315

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Accrued expenses	$148	$1,124
Accrued offering costs	1,000	10,315
Total Current Liabilities	1,148	11,439

Commitments

Stockholder’s Deficit
Preferred stock, $0.0001 par value; 1,000,000 authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 60,000,000 shares authorized; none issued and outstanding	—	—
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 7,846,667 shares issued and outstanding at December 31, 2019(1)	—	785
Additional paid-in capital	—	24,215
Stock subscription receivable from stockholder	—	(25,000)
Accumulated deficit	(148)	(1,124)
Total Stockholder’s Deficit	(148)	(1,124)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$1,000	$10,315

____________

(1)      At December 31, 2019, includes up to 1,000,000 shares of Class B common stock subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriters. On July 28, 2020, the Company completed a 6,888.333-for-1 forward stock split of its Class B common stock and on September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of its Class B common stock (see Note 5).

The accompanying notes are an integral part of the financial statements.

INSU ACQUISITION CORP. II
STATEMENTS OF OPERATIONS

	For the Period from October 11, 2018 (Inception) Through December 31, 2018	For the Year Ended December 31, 2019

Formation and operating costs	$148	$976
Net Loss	$(148)	(976)
Weighted average shares outstanding, basic and diluted(1)	—	6,846,667
Basic and diluted net loss per Class B common share	$(0.00)	$(0.00)

____________

(1)      As of December 31, 2019, excludes an aggregate of up to 1,000,000 shares of Class B common stock subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriters. On July 28, 2020, the Company completed a 6,888.333-for-1 forward stock split of its Class B common stock and on September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of its Class B common stock (see Note 5).

The accompanying notes are an integral part of the financial statements.

INSU ACQUISITION CORP. II
STATEMENTS OF CHANGES IN STOCKHOLDER’S DEFICIT

	Common Stock(1)		Additional Paid-in Capital	Stock Subscription Receivable from Stockholder	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance – October 11, 2018 (inception)	—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	(148)	(148)
Balance – December 31, 2018	—	—	—	—	(148)	(148)
Issuance of Class B common stock to Sponsor(1)	7,846,667	785	24,215	(25,000)	—	—
Net loss	—	—	—	—	(976)	(976)
Balance – December 31, 2019	7,846,667	785	24, 215	(25,000)	(1,124)	(1,124)

____________

(1)      Includes 1,000,000 shares of Class B common stock subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriters. On July 28, 2020, the Company completed a 6,888.333-for-1 forward stock split of its Class B common stock and on September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of its Class B common stock (see Note 5).

The accompanying notes are an integral part of the financial statements.

INSU ACQUISITION CORP. II
STATEMENTS OF CASH FLOWS

	For the Period from October 11, 2018 (Inception) Through December 31, 2018	For the Year Ended December 31, 2019

Cash Flows from Operating Activities:
Net loss	$(148)	$(976)
Adjustments to reconcile net loss to net cash used in operating activities:
Accrued expenses	148	976
Net cash used in operating activities	—	—

Net Change in Cash	—	—
Cash – Beginning	—	—
Cash – Ending	$—	$—

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$1,000	$9,315
Issuance of stock for stock subscription receivable from stockholder	$—	$25,000

The accompanying notes are an integral part of the financial statements.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

INSU Acquisition Corp. II (formerly known as Insurance Acquisition Corp. II) (the “Company”), is a blank check company incorporated in Delaware on October 11, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction with one or more operating businesses or assets (a “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on businesses providing insurance or insurance related services, with particular emphasis on insurance distribution businesses, regulated insurance or reinsurance businesses, and insurance related technology businesses. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2019, the Company had not yet commenced operations. All activity for the period from October 11, 2018 (inception) through December 31, 2019 relates to the Company’s formation and the proposed initial public offering (the “Proposed Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Offering of 20,000,000 units at $10.00 per unit (or 23,000,000 units if the underwriters’ overallotment option is exercised in full) (the “Units” and, with respect to the shares of Class A common stock included in the Units being offered, the “Public Shares”), which is discussed in Note 3 and the sale of 540,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC (collectively the “Sponsor”) and Cantor Fitzgerald & Co. (“Cantor”) that will close simultaneously with the Proposed Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination. Nasdaq rules provide that the Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of signing a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Upon the closing of the Proposed Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Offering, including the proceeds from the sale of the Placement Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination within 18 months from the consummation of the Proposed Offering (the “Combination Period”); or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The common stock subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and the Company’s officers and directors (the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 5), the shares of Class A common stock included in the Placement Units (the “Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 6). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares and any Public Shares held by them in favor of any such amendment.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the Trust Account not previously released to the Company to pay its tax obligations and up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any),

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

subject to applicable law, and; (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Insiders and Cantor have agreed to waive their redemption rights with respect to any Founder Shares and Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination, (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. Cantor will have the same redemption rights as public stockholders with respect to any Public Shares it acquires. The representative has agreed to waive its rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Proposed Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. Insurance Acquisition Sponsor II, LLC, has agreed that it will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, it may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 20.0% or more of the shares sold in the Proposed Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

Going Concern Consideration

At June 30, 2020, the Company had no cash and a working capital deficit of $19,716. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through a Proposed Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the U.S. of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Offering. Should the Proposed Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed to be immaterial as of December 31, 2019 and 2018.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net loss per common share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period, excluding shares of common stock subject to forfeiture. Weighted average shares at December 31, 2019 were reduced for the effect of an aggregate of 1,000,000 shares of Class B common stock that are subject to forfeiture if the overallotment option is not exercised by the underwriters (see Notes 7 and 8). At December 31, 2019 and 2018, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. PROPOSED OFFERING

Pursuant to the Proposed Offering, the Company will offer for sale 20,000,000 units, (or 23,000,000 Units if the underwriters’ overallotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

In connection with the Proposed Offering, the Sponsor and Cantor have committed to purchase an aggregate of 540,000 Placement Units at a price of $10.00 per Placement Unit, or $5,400,000 in the aggregate, of which 452,500 Placement Units will be purchased by the Sponsor and 87,500 Placement Units will be purchased by Cantor, in a private placement that will occur simultaneously with the consummation of the Proposed Offering. Each Placement Unit will consist of one share of Class A common stock and one-third of one warrant (the “Placement Warrant”). Each whole Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units will be added to the proceeds from the Proposed Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Placement Warrants.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

Founder Shares

In January 2019, the Company issued an aggregate of 1,000 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. The Company received payment for the Founder Shares in July 2020. Accordingly, as of December 31, 2019, the $25,000 payment due to the Company is recorded as stock subscription receivable from stockholder in the stockholder’s equity section of the accompanying balance sheets.

On July 28, 2020, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7. On July 28, 2020, the Company effectuated a 6,888.333-for-1 forward stock split of its Class B common stock and on September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of its Class B common stock, resulting in an aggregate of 7,846,667 shares of Class B stock being held by the Sponsor (the “Founder Shares”). The 7,846,667 Founder Shares include an aggregate of up to 1,000,000 shares of Class B common stock which are subject to forfeiture by the Sponsor to the extent that the underwriters’ overallotment option is not exercised in full or in part, so that the Founder Shares will represent 25% of the Company’s aggregate Founder Shares, Placement Shares and issued and outstanding Public Shares after the Proposed Offering. All share and per-share amounts have been retroactively restated to reflect the stock split and stock dividend on the Founder Shares.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of the Company’s initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and (v) with respect to 20% of such shares, when the closing price of the Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination or earlier, in any case, if, following a Business Combination, (iv) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company intends to enter into an agreement, commencing on the date that the Company’s securities are first listed on Nasdaq through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor or an affiliate of the Sponsor $20,000 per month for office space, administrative and shared personnel support services.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or one of its affiliates has committed to loan the Company funds as may be required up to a maximum of $750,000 (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. Up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant at the option of the holder. The warrants would be identical to the Placement Warrants. To date, there are no working capital loans outstanding.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Placement Units (including securities contained therein) and the warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Placement Warrants or the warrants issued upon conversion of the Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities for sale under the Securities Act. In addition, the holders will have “piggy-back” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement will provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the Proposed Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover overallotments at the Proposed Offering price, less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of 2.0% of the gross proceeds of the Proposed Offering, or $4,000,000. In addition, the representative will be entitled to a deferred fee of (i) 4.0% of the gross proceeds of the initial 20,000,000 Units sold in the Proposed Offering, or $8,000,000, and (ii) 6.0% of the gross proceeds from the Units sold pursuant to the overallotment option, or $1,800,000. The deferred fee will become payable to the representative from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

7. STOCKHOLDER’S EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 60,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At December 31, 2019, there were 7,846,667 shares of common stock issued and outstanding, of which 1,000,000 shares were subject to forfeiture to the extent that the underwriter’s overallotment option is not exercised in full so that the Founder Shares will represent 25% of the Company’s aggregate Founder Shares, Placement Shares and issued and outstanding Public Shares after the Proposed Offering (see Note 8).

At December 31, 2018, there were no shares of Class B common stock issued or outstanding.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDER’S EQUITY (cont.)

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Proposed Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock issued and outstanding upon completion of this offering, including Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise for cash of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt from the registration or qualifications requirements of the securities laws of the state of residence of the registered holder of the warrants. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants has not been declared effective by the end of 60 business days following the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its reasonable best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDER’S EQUITY (cont.)

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to its initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

If the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to Insiders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “newly issued price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

The Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

INSU ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to July 30, 2020, the date that the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On July 24, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to Cohen & Company, LLC, a company affiliated with members of the Company’s management team, pursuant to which the Company may borrow up to an aggregate principal amount of $500,000. The Promissory Note is non-interest bearing and due on the earlier of (a) December 31, 2020 and (b) the date on which the Company consummates the Proposed Offering. To date, there are no amounts outstanding under the Promissory Note.

The Company received the $25,000 stock subscription receivable payment for the Founder Shares in July 2020.

On September 2, 2020, the Company effected a stock dividend of 1.1391242 shares of Class B common stock for each share of Class B common stock outstanding, resulting in an aggregate of 7,846,667 Founder Shares being held by the Sponsor. All share and per-share amounts have been retroactively restated to reflect the stock dividend on the Founder Shares.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Metromile, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metromile, Inc. (and subsidiaries) (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the U.S. of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU has been applied using the modified-retrospective transition approach in the year of adoption.

As discussed in Note 1 to the consolidated financial statements, as of and for the year ended December 31, 2019, the Company adopted FASB ASU No. 2016-18, Restricted Cash. The ASU has been applied retrospectively to all periods presented.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (U.S.) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the U.S. of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California

November 25, 2020

We have served as the Company’s auditor since 2016.

METROMILE, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2018	December 31, 2019	September 30, 2020
			(unaudited)
Assets
Investments
Marketable securities	$—	$9,352	$—
Marketable securities – restricted	3,184	36,963	25,570
Total investments	3,184	46,315	25,570
Cash and cash equivalents	82,974	18,687	20,991
Restricted cash and cash equivalents	29,833	24,200	32,876
Receivable for securities	—	225	—
Premiums receivable	15,561	16,602	17,773
Accounts receivable	5,654	5,590	4,898
Reinsurance recoverable on paid loss	7,525	12,541	7,789
Reinsurance recoverable on unpaid loss	17,643	28,837	33,583
Prepaid reinsurance premium	8,833	12,904	14,803
Prepaid expenses and other assets	4,637	8,621	4,985
Deferred policy acquisition costs, net	1,628	1,421	685
Telematics devices, improvements and equipment, net	6,878	10,570	13,056
Website and software development costs, net	14,962	16,481	18,265
Intangible assets	7,500	7,500	7,500
Total assets	$206,812	$210,494	$202,774

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Loss and loss adjustment expense reserves	$41,185	$52,222	$53,379
Ceded reinsurance premium payable	23,042	36,864	28,181
Payable to carriers – premiums and LAE, net	2,987	2,553	995
Unearned premium reserve	14,129	15,171	17,405
Deferred revenue	800	5,200	5,449
Accounts payable and accrued expenses	5,395	5,911	3,948
Payable for securities	202	—	—
Note payable	1,646	24,102	46,182
Deferred tax liability	47	84	17
Warrant liability	1,147	1,738	14,842
Other liabilities	369	5,189	6,323
Total liabilities	90,949	149,034	176,721

Commitments and contingencies (Note 11)

Convertible preferred stock, $0.0001 par value; 77,497,580, 77,497,580, and 88,406,871 shares authorized as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively; 67,728,286 share issued and outstanding as of December 31, 2018 and 2019, and September 30, 2020 (unaudited); liquidation preference of $302,397 as of December 31, 2019 and September 30, 2020	304,469	304,469	304,469

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 96,000,000, 96,000,000, and 110,000,000 shares authorized as of December 31, 2018 and 2019 and September 30, 2020 (unaudited), respectively; 7,942,833, 8,730,377, and 8,758,343 shares issued and outstanding as of December 31, 2018 and 2019, and September 30, 2020 (unaudited)	1	1	1
Accumulated paid-in capital	1,030	3,816	4,867
Note receivable from executive	(387)	(408)	(416)
Accumulated other comprehensive income/(loss)	(1)	60	27
Accumulated deficit	(189,249)	(246,478)	(282,895)
Total stockholders’ deficit	(188,606)	(243,009)	(278,416)
Total liabilities, convertible preferred stock and stockholders’ deficit	$206,812	$210,494	$202,774

See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue
Premiums earned, net	$33,796	$23,807	$21,863	$9,360
Investment income	1,412	1,898	1,583	500
Other revenue	19,108	27,050	22,507	14,499
Total revenue	54,316	52,755	45,953	24,359
Costs and expenses
Losses and loss adjustment expenses	40,663	30,758	24,780	12,214
Policy servicing expense and other	13,648	16,297	11,998	12,803
Sales, marketing and other acquisition costs	18,241	23,954	18,224	3,616
Research and development	6,417	9,055	6,636	6,668
Amortization of capitalized software	9,491	10,648	7,829	8,311
Other operating expenses	14,588	18,896	14,040	13,138
Total costs and expenses	103,048	109,608	83,507	56,750
Loss from operations	(48,732)	(56,853)	(37,554)	(32,391)
Other expense
Interest expense	410	247	56	3,453
Increase in fair value of stock warrant liability	352	92	—	640
Total other expense	762	339	56	4,093
Net loss before taxes	(49,494)	(57,192)	(37,610)	(36,484)
Income tax provision (benefit)	(125)	37	37	(67)
Net loss	$(49,369)	$(57,229)	$(37,647)	$(36,417)
Net loss per share, basic and diluted	$(6.41)	$(6.85)	$(4.51)	$(4.16)
Weighted-average shares used in computing basic and diluted net loss per share	7,697,570	8,359,973	8,351,575	8,746,655

See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Net loss	$(49,369)	$(57,229)	$(37,647)	$(36,417)
Unrealized net gain (loss) on marketable securities	16	61	64	(33)
Total comprehensive loss	$(49,353)	$(57,168)	$(37,583)	$(36,450)

See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Convertible Preferred Stock		Common Stock		APIC	Note Receivable	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of December 31, 2017	46,928,127	$198,801	7,539,030	$1	$—	$(386)	$(17)	$(130,572)	$(130,974)
Issuance of Series E convertible preferred stock, net of issuance costs of $2.5 million	14,561,640	90,468	—	—	—	—	—	—	—
Conversion of Series AA convertible preferred stock and accumulated dividends into Series E-1 Preferred Stock	6,238,519	7,933	—	—	—	—	—	—	—
Accretion of mandatory dividends on Class AA convertible preferred stock	—	—	—	—	(718)	—	—	(2,041)	(2,759)
Beneficial conversion feature on conversion of Series AA convertible preferred stock into Series E-1 preferred stock	—	7,267	—	—	—	—	—	(7,267)	(7,267)
Vested portion of common stock options	—	—	403,803	—	535	—	—	—	535
Stock-based compensation	—	—	—	—	1,213	—	—	—	1,213
Interest on stock purchase promissory note	—	—	—	—	—	(1)	—	—	(1)
Unrealized net gain on marketable securities	—	—	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	—	—	(49,369)	(49,369)
Balances as of December 31, 2018	67,728,286	$304,469	7,942,833	$1	$1,030	$(387)	$(1)	$(189,249)	$(188,606)
Vested portion of common stock options	—	—	787,544	—	1,359	—	—	—	1,359
Stock-based compensation	—	—	—	—	1,427	—	—	—	1,427
Interest on stock purchase promissory note	—	—	—	—	—	(21)	—	—	(21)
Unrealized net gain on marketable securities	—	—	—	—	—	—	61	—	61
Net loss	—	—	—	—	—	—	—	(57,229)	(57,229)
Balances as of December 31, 2019	67,728,286	$304,469	8,730,377	$1	$3,816	$(408)	$60	$(246,478)	$(243,009)
Vested portion of common stock options (unaudited)	—	—	27,966	—	70	—	—	—	70
Stock-based compensation (unaudited)	—	—	—	—	981	—	—	—	981
Interest on stock purchase promissory note (unaudited)	—	—	—	—	—	(8)	—	—	(8)
Unrealized net loss on marketable securities (unaudited)	—	—	—	—	—	—	(33)	—	(33)
Net loss (unaudited)	—	—	—	—	—	—	—	(36,417)	(36,417)
Balances as of September 30, 2020 (unaudited)	67,728,286	$304,469	8,758,343	$1	$4,867	$(416)	$27	$(282,895)	$(278,416)

See notes to consolidated financial statements.

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities
Net loss	$(49,369)	$(57,229)	$(37,647)	$(36,417)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,279	15,651	11,566	12,503
Stock-based compensation	1,213	1,427	1,060	981
Change in fair value of warrant liability	351	92	—	640
Telematic devices unreturned	918	989	685	684
Amortization of debt issuance costs	52	30	7	796
Noncash interest and other (expense) income	(238)	(181)	(137)	8,344
Changes in assets and liabilities:
Premiums receivable	(6,294)	(1,041)	(4,382)	(1,171)
Accounts receivable	(3,766)	64	(4,763)	692
Reinsurance recoverable on paid loss	(4,598)	(5,017)	(4,876)	4,752
Reinsurance recoverable on unpaid loss	(11,839)	(11,194)	(8,351)	(4,746)
Prepaid reinsurance premium	(3,762)	(4,070)	(5,573)	(1,899)
Prepaid expenses and other assets	(2,312)	(3,984)	669	3,636
Deferred policy acquisition costs, net	(1,499)	(1,508)	(1,108)	(482)
Accounts payable and accrued expenses	89	484	(1,548)	(2,115)
Ceded reinsurance premium payable	11,785	13,821	12,658	(8,683)
Loss and loss adjustment expense reserves	21,464	11,037	8,223	1,157
Payable to carriers – premiums and LAE, net	(597)	(435)	849	(1,558)
Unearned premium reserve	5,127	1,042	3,247	2,234
Deferred revenue	800	4,400	(800)	249
Deferred tax liability	(89)	37	37	(67)
Other liabilities	72	4,844	6,476	1,134
Net cash used in operating activities	(28,213)	(30,741)	(23,708)	(19,336)
Cash flows from investing activities
Purchases of telematics devices, improvements, and equipment	(5,206)	(7,970)	(4,816)	(6,269)
Payments relating to capitalized website and software development costs	(10,211)	(12,167)	(8,384)	(10,095)
Purchase of securities	(172,765)	(204,044)	(67,284)	(18,088)
Sales and maturities of marketable securities	184,426	160,893	23,521	39,040
Net cash (used) provided in investing activities	(3,756)	(63,288)	(56,963)	4,588
Cash flows from financing activities
Proceeds from notes payable	—	24,441	—	25,880
Payment on notes payable	(3,224)	(1,653)	(1,784)	(222)
Proceeds from issuance of convertible preferred stock, net	90,468	—	—	—
Repurchase of unvested common stock options	(9)	(22)	—	—
Proceeds from exercise of common stock options and warrants	553	1,343	1,202	70
Net cash (used) provided by financing activities	87,788	24,109	(582)	25,728
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	55,819	(69,920)	(81,253)	10,980

METROMILE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	56,988	112,807	112,807	42,887
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$112,807	$42,887	$31,554	$53,867
Supplemental cash flow data:
Cash paid for interest	$300	$212	$—	$2,233
Non-cash investing and financing transactions:
Purchases of telematics devices, improvements and equipment included in accounts payable at year end	$101	$1	$—	$125
Capitalized stock-based compensation	$285	$400	$288	$336
Preferred stock warrant issued in conjunction with note payable	$—	$499	$—	$12,464
Reclassification of liability to equity for vesting of stock options	$10	$38	$38	—
Conversion of Series AA convertible preferred stock into Series E-1 convertible preferred stock	$50,000	$—	$—	$—
Conversion of Series AA convertible preferred stock accumulated dividends into Series E-1 convertible preferred stock	$7,933	$—	$—	$—
Accretion of mandatory dividends on Class AA convertible preferred stock	$2,758	$—	$—	$—
Deemed dividend associated with conversation of Class AA convertible preferred stock and accumulated dividends to Series E-1 convertible preferred stock	$7,267	$—	$—	$—

See notes to consolidated financial statements.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Description of Business

Metromile, Inc. (“Metromile”) was incorporated in the State of Delaware on January 14, 2011 as Fair Auto, Inc. and changed its name to Metromile, Inc. in May 2012. Metromile, through its wholly owned subsidiary, Metromile Insurance Services LLC (the “GA Subsidiary”), sells pay-per-mile auto insurance to consumers in eight states: California, Washington, Oregon, Illinois, Pennsylvania, Virginia, New Jersey, and Arizona. Metromile has a wholly owned subsidiary, Metromile Insurance Company (the “Insurance Company”), which focuses on property and casualty insurance. In January 2019, Metromile formed Metromile Enterprise Solutions, LLC (“Enterprise”), a wholly owned subsidiary, which focuses on selling its insurance solution technology to third party customers. Metromile, the GA Subsidiary, the Insurance Company, and Enterprise collectively are referred to as the “Company.”

The Insurance Company provides automobile insurance to customers with premiums based on a flat rate plus an adjustable rate based on actual miles driven. To record miles driven, the GA Subsidiary may provide drivers with a telematics device, the Metromile Pulse, which plugs into a car’s on-board diagnostic system to capture mileage.

The GA Subsidiary acts as a full-service insurance General Agent (“GA”). As a full-service GA, the subsidiary provides all policy pricing, binding, and servicing (payments and customer service) for the policyholders. Until late 2016, the GA Subsidiary underwriting carrier was National General Insurance (“NGI”) and its related carriers. The GA Subsidiary began transitioning NGI-issued policies upon renewal in late 2016 to the Insurance Company and has only a small number of policies with NGI as of December 31, 2019. The GA Subsidiary is the sole agent for the Insurance Company.

NGI handles claims for the GA Subsidiary’s policies underwritten by NGI and its related carriers, for which it pays NGI a fee for the loss adjustment expense (“LAE”). NGI bears the risk of loss under these policies. Accordingly, the Company has no exposure to claims that would require an accrual for those NGI-related losses.

The Insurance Company bears risk of loss under all insurance policies it underwrites. The financial statements include reserves for future claims based on actuarial estimates for the Insurance Company. The Loss and LAE reserves as of December 31, 2018 and 2019, and September 30, 2020 (unaudited) was $41.2 million, $52.2 million and $53.4 million, respectively.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. of America (“GAAP”) and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative GAAP. The consolidated financial statements include the accounts of Metromile, In. and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Liquidity and Capital Resources

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has had recurring losses and an accumulated deficit since its inception, related primarily to the development of its website, technology, customer acquisition, insurance losses and other operations. The Company obtained additional funding in 2020 to support its ongoing operations and restructured the business to reduce costs and optimize performance; however it continues to incur significant operating losses. The Company’s financial conditions indicates that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realize its assets or discharge its Liabilities in the normal course of business. The Company believes it will be able to complete a transaction that

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

will provide the consolidated entity with sufficient funding to meet its expenditure commitments and support its planned level of spending, and therefore it is appropriate to prepare the audited consolidated financial statements and unaudited interim consolidated financial statements on a going concern basis.

In the first quarter of 2020, the global pandemic caused by COVID-19 breached the U.S. and resulted in Shelter-In-Place orders across the country and insurance department bulletins limiting the actions that insurance carriers may take and reducing the amount of premiums that will be promptly received in the short term. These factors resulted in a significant decline in both revenues and losses of the Insurance Company. In addition, in response to these events, the Company performed a reduction in force of 125 employees to further align costs with revenue and to extend current capital runway. Given the dynamic nature of these circumstances, it is too early to tell what effect these changes will have on the business in the short term. The Company will continue to monitor the situation closely, but given the uncertainty about the duration or magnitude of the pandemic, management cannot estimate the impact on its financial condition, operations, and workforce.

Reclassifications

Reclassifications have been made to the prior year balances to conform to the current year presentation. The reclassifications had no effect on stockholders’ deficit or net loss after taxes as previously reported.

Revision to Previously Issued Financial Statements

We have revised the table in Note 8, Loss and Loss Adjustment Expense Reserves, to reflect the cumulative best estimate at the end of each year presented rather than claims development on a yearly basis consistent with traditional industry practice. The revisions had no effect on total liabilities, stockholders’ deficit or net loss after taxes as previously reported.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The Company’s principal estimates include unpaid losses and LAE reserves; the fair value of investments; the fair value of share-based awards; the fair value of the warrant liability; premium refunds to policyholders; reinsurance recoverable on unpaid loss; and the valuation allowance for income taxes. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ materially from these estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2020, the interim consolidated statements of operations, comprehensive loss, and cash flows for the nine months ended September 30, 2019 and 2020, and the interim consolidated statement of stockholders’ equity for the nine months ended September 30, 2020 are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2020 and the Company’s consolidated results of operations and cash flows for the nine months ended September 30, 2019 and 2020. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year or any other future interim or annual periods.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

Revenue Recognition

Insurance Services

The Company’s insurance services are accounted for in accordance with Topic 944, Insurance. Policies are written for six-month terms and are considered short-duration contracts for the purposes of accounting under U.S. GAAP. The premium for the policies provides for a base rate per month for the entire policy term, plus a per-mile rate multiplied by the mileage driven each day (based on data from the telematics device subject to a daily maximum). Upon the binding of the policy, the customer pays at least the first month’s base rate and then is billed monthly in arrears for the mileage-based premium portion of the policy plus each subsequent month’s base rate not otherwise prepaid upon binding of the policy. Base premiums are recognized ratably over the policy term and mileage-based premiums are recognized monthly as incurred. All earned premiums are presented net of bad debt expense in the Company’s consolidated statement of operations.

Investment Income

Investment income is recorded as earned. Investment income consists primarily of interest on the Company’s highly liquid fixed income securities and is recognized on an accrual basis.

Other Revenue

Other revenue principally consists of enterprise revenue discussed below, reinsurance profit commissions based on performance of the ceded business, commission on NGI policies, and revenue related to policy acquisition costs as part of the reinsurance arrangement as described in Note 9, Reinsurance.

The commission on NGI policies is recognized on a net basis and was insignificant in the periods presented. The revenue related to the acquisition costs for policies newly ceded to the reinsurers is recognized as the policies become part of the reinsurance arrangement. No amounts are due back to the reinsurers should a ceded policy cancel after entering the reinsurance arrangement.

Enterprise services are accounted for by applying the requirements of Topic 606, Revenue from Contracts with Customers. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40.

The Company accounts for revenue contracts with customers by applying the requirements of Topic 606, which includes the following steps:

•        Identification of the contract, or contracts, with a customer

•        Identification of the performance obligations in the contract

•        Determination of the transaction price

•        Allocation of the transaction price to the performance obligations in the contract

•        Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company has developed technologies intended for internal use to service their insurance business and through its enterprise services started offering these products and services to third party customers during the year ended December 31, 2019. The Company also has referral agreements with third party carriers and ad exchange agreements whereby the Company can receive consideration for such services. As such, the Company has three

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

categories of revenue agreements that are included within the scope of Topic 606: 1) subscription and professional services agreements, 2) referral agreements, and 3) ad exchange agreements. For the periods presented, the Company’s revenues from referral and ad exchange agreements have not been significant.

The Company’s technology agreements include software subscription-as-a-service (“SaaS”) which provides the customer with the right to access the Company’s core software via a hosted solution. Customers who purchase the SaaS service also receive technical support and access to updates and upgrades. The Company’s performance obligations related to its SaaS offering is a stand-ready obligation to provide the customer with continuous access to the hosted service as well as to provide updates/upgrades and technical support. Access to the platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to, the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period.

During the nine months ended September 30, 2020, the Company sold a perpetual license for its software. Revenue for this license was recognized up-front upon delivery of the software license.

In addition, the Company offers customization and implementation services for customers. Customization services are provided when a customer requests the development of a specific feature and/or functionality that is not currently present within the solution as of the date of execution of the agreement. Implementation services include installation, custom builds, data migration, integration to other application programming interfaces, and training of customer personnel. Both customization and implementation services are priced based on mutual negotiation and subject to Company approvals. Occasionally, these services are offered at a discount or included as a bundle with pricing for the software or SaaS products. These services are not considered to represent distinct performance obligations and when present are combined with the overall subscription service. Revenue recognition begins when all services have been completed and are made available to customers.

Deferred Contract Acquisition Costs

Prior to the adoption of Topic 606 on January 1, 2019, sales commissions associated with the Company’s technology agreements were not deferred and expensed as incurred. Under Topic 606, the Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover such costs. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Contract acquisition costs are accrued and capitalized upon execution of the sales contract by the customer. The Company allocates commission costs to the performance obligations in an arrangement consistent with the allocation of the transaction price. The portion of these costs that are attributed to performance obligations delivered over time are capitalized and recorded in prepaid expense and other current assets on the Company’s consolidated balance sheet.

Deferred contract costs on the Company’s consolidated balance sheets were approximately $0.2 million as of December 31, 2019 and September 30, 2020 (unaudited). Amortization expense related to deferred contract costs through the year ended December 31, 2019 and for the nine months ended September 30, 2020 (unaudited) was not significant. There was no impairment loss in relation to the costs capitalized for the periods presented.

Deferred Revenue

The deferred revenue balance consists of subscription and professional services for the Company’s technology agreements which have been invoiced in advance of when the revenue recognition criteria are met. The Company’s subscription contracts are typically invoiced to its customers at the beginning of the term, or in some instances, such as in multi-year arrangements, in annual installments. Accordingly, the Company’s deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed.

The Company recognizes subscription revenue ratably over the contract term beginning on the date that services are made available to customers, which may be after the contract commencement date if additional customization or implementation services are required to make the subscription service available to customers. On

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

the contract commencement date, the Company records amounts due in accounts receivable and in deferred revenue. To the extent the Company bills customers in advance of the contract commencement date, the accounts receivable and corresponding deferred revenue amounts are netted to zero on the consolidated balance sheets, unless such amounts have been paid as of the balance sheet date.

The Company recognized $0, $0.8 million, $0.8 million, and $1.7 million of revenue during the years ended December 31, 2018 and 2019, and during the nine months ended September 30, 2019 and 2020 (unaudited), respectively, that was included in the deferred revenue balances at the beginning of the respective periods.

Remaining Performance Obligations

Remaining performance obligations represent contracted revenues that are non-cancellable and have not yet been recognized due to unsatisfied or partially satisfied performance obligations. This includes deferred revenues and amounts that will be invoiced and recognized as revenues in future periods. As of December 31, 2019 and September 30, 2020 (unaudited), future estimated revenue related to performance obligations for subscriptions with terms of more than one year that are unsatisfied or partially unsatisfied at the end of the reporting periods was approximately $19.5 million and $17.2 million, respectively. As of December 31, 2019 and September 30, 2020 (unaudited) the Company expects to recognize revenue on approximately 46% of these unsatisfied performance obligations, respectively over the following 24 months and the remainder thereafter.

Losses and Loss Adjustment Expenses and Loss and Loss Adjustment Expenses Reserves

The Insurance Company’s losses and LAE are presented net of any reinsurance and charged to income as incurred. The liabilities for unpaid losses and LAE represent the estimated liabilities for reported claims, claims incurred but not yet reported, and the related LAE. Losses and loss adjustment expenses also includes the LAE related to NGI as well as LAE incurred directly, including claims personnel and related expenses, compensation related to customer experience, depreciation on telematics devices, packaging and postage for shipping devices to customers, fulfillment service center costs, and third-party web-hosting costs.

Liability for unpaid losses and LAE for policies underwritten by the Insurance Company represents management’s best estimate of the ultimate net cost of all reported and unreported losses incurred during the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 (unaudited). The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses. Estimated reserves are computed in accordance with accepted actuarial standards and principles. Several different actuarial approaches are considered, and reserve estimates may rely on a single or multiple techniques, depending on the appropriateness of the technique in a given situation. One branch of techniques that is frequently relied upon belongs to chain ladder methods in which data is aggregated into appropriate accident periods (when a claim occurred) and historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves as established by claim adjusters).

The chain ladder method uses a ratio of losses from consecutive periods to calculate a development factor amongst various accident periods at similar maturities. An age-to-age factor is the expected development for future accident periods at a similar maturity. This is judgmentally selected based on a variety of inputs including, but not limited to, industry trends, company-specific trends, changes in claims handling practices, and changes in judicial environment and other external influences. Age-to-age factors are then multiplied and applied to the known losses to estimate the ultimate loss. The primary assumption of this approach is that historical development patterns are predictive of how current and future accident periods will develop. Modifications and variations of this approach can be made to better address certain issues that may arise, such as a sudden change in claim reserving process from claim adjusters, changes in payment and closure rate of claims, and external factors. Large losses, severe weather events, and other catastrophic events may significantly increase the variance of development patterns. These may be capped or excluded in the data and analyzed separately.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

The use of these methods on paid data as opposed to reported data has both benefits and drawbacks. For a sufficiently large dataset, paid data tends to be more stable, but may finalize later, creating additional uncertainty and potential to both over- and under-estimate reserves. For newer, immature accident periods, approaches using paid data may create very volatile estimates as a relatively small amount has been paid, which is then multiplied by a large multiplier from the age-to-age factors as described above. Reported data includes payments made to date as well as the best estimate from claim adjusters of future payments. The claim adjusters are able to review each claim and incorporate facts about each individual event to estimate losses on a claim-by-claim basis. Reported data tends to require less future development than paid data, which decreases the potential variance from the ultimate amount to be paid for a claim. It may however be influenced by changes in claims reserving and settlement practices, which need to be accounted for when using historical data to predict future liabilities.

The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in the current year’s operations. Salvage and subrogation recoverables are estimated using the case basis method or historical statistics. Salvage and subrogation estimated recoverables are deducted from the liability for unpaid losses and LAE.

Reinsurance

The Company enters into ceded reinsurance contracts to protect its business from losses due to concentration of risk and to manage its operating leverage ratios. The Company has entered into quota-share reinsurance agreements with reinsurers under which risks are covered on a pro-rata basis for all policies underwritten by the Insurance Company. Premiums ceded to reinsurers are reported as a reduction of premiums written, and expenses incurred in connection with ceded policies have been accounted for as a reduction of the Company’s related deferred policy acquisition costs.

The Company is exposed to credit risk from reinsurance recoverables and prepaid reinsurance premiums, which is mitigated by using a trust account.

Cash, Cash Equivalents and Restricted Cash

For purposes of the consolidated financial statements, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company’s operating cash is held in an overnight sweep account. The Company’s cash is maintained in checking accounts, money market funds, and other highly liquid fixed income investments.

Certain of the Company’s cash accounts are restricted. The Company holds certificates of deposits as collateral on its letters of credit in conjunction with its office leases and corporate credit cards. As part of the Company’s debt arrangement, a certain cash minimum must be maintained in a separate bank account as part of the debt covenants. The Company also collects insurance policy premiums that it holds in a segregated account for transmittal to the applicable underwriting carrier or for the benefit of policyholders for insurance-related claims. Cash held by the Insurance Company is restricted for use by the Insurance Company for the benefit of its policyholders.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, to the extent of the amounts recorded on the consolidated balance sheets, consist principally of cash and marketable securities. The Company, at times, maintains cash balances with its primary bank in excess of Federal Deposit Insurance Corporation limits. The Company places its cash and cash equivalents with financial institutions with high credit standing. The Company places its excess cash in marketable investment grade securities. There are no significant concentrations in any one issuer of debt securities.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

The Company did not have any customers whose revenue or account receivable balance individually represented 10% or more of the Company’s total revenues or accounts receivable, respectively, during any of the periods presented. However, one customer made up 100% of the Company’s Enterprise business solutions segment revenue (see Note 16, Segment and Geographic Information).

Marketable Securities

The Company classifies marketable investment securities as available-for-sale. Interest income and dividends on securities are recognized in income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the interest method. These securities are reported at their estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income in stockholders’ deficit and classified into unrestricted and restricted marketable securities. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are determined based on the specific identification method. Certain marketable securities are restricted as they are held by the Insurance Company and are either pledged as statutory deposits for state licenses or restricted as to the distribution of the assets of the Insurance Company under the regulations of the State of Delaware.

Telematics Devices, Improvements, and Equipment, Net

Telematics devices, improvements, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally estimated to be three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Website and Software Development Costs, Net

Costs related to the planning and post-implementation phases of the Company’s website and software development efforts are recorded as an operating expense. Direct costs incurred in the development phase of major development efforts and upgrades are capitalized and amortized using the straight-line method over an estimated useful life, generally estimated to be three years.

Deferred Policy Acquisition Costs (“DPAC”)

The Company defers sales commissions and expenses, marketing and underwriting costs, net of reinsurance ceding commission, directly relating to the successful acquisition of policies that the GA Subsidiary binds, and costs related to written premiums to the extent they are considered recoverable. These costs are then expensed over the customer’s policy term including estimated renewal periods. The method followed to determine the deferred policy acquisition costs limits the deferral to its realizable value by considering estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which changes are determined.

When anticipated losses, LAE, commissions, and other policy acquisition costs exceed recorded unearned premium, any future premiums on existing policies, and anticipated investment income on existing policies, a premium deficiency reserve is recognized by recording a reduction to DPAC with a corresponding charge to operations. The Company does not include anticipated investment income as a factor in the premium deficiency calculations. The Company concluded that no premium deficiency adjustments were necessary through December 31, 2019 and September 30, 2020 (unaudited).

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

Any excess ceding commissions over and above the portion that represents a recovery of deferred policy acquisition costs is recorded as a deferred liability and amortized over the same period in which the related premiums are earned.

Impairment of Long-Lived Assets

The Company evaluates the carrying amount of its long-lived assets, primarily telematics devices, improvements, equipment, website and software development costs, and policy acquisition costs for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability using undiscounted cash flows attributed to that asset. If impairment has occurred, any excess of the carrying value over the fair value is recorded as a loss. No impairment occurred during any of the periods presented.

Indefinite-lived intangible assets, such as the Company’s insurance licenses included as intangible assets on the accompanying consolidated balance sheet, are subject to annual impairment testing. On an annual basis or more frequently if a triggering event occurs, the fair value of indefinite-lived intangible assets are evaluated to determine if an impairment charge is required.

Warrants Exercisable for Preferred and Common Stock

The Company generally accounts for warrants to purchase common stock as a component of equity at its issued cost unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the deemed possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date. The warrant liability is subsequently marked to estimated fair value at each reporting date based on current fair value, with the changes in fair value reported in results of operations.

Freestanding warrants issued by the Company to purchase shares of its convertible preferred stock are classified as liabilities on the consolidated balance sheets and are measured at their estimated fair value, as the underlying convertible preferred stock is considered contingently redeemable. The initial liability recorded is adjusted for changes in fair value at each reporting date with an offsetting entry recorded as a component of other income, net in the accompanying consolidated statements of operations. The liability will continue to be adjusted for changes in fair value until the earlier of the exercise date or the conversion of the underlying convertible preferred stock into common stock, at which time the convertible preferred stock warrants will convert to common stock warrants, and the liability will be reclassified to stockholders’ deficit.

The Company estimates the fair value of these warrants at the respective dates using the Black-Scholes option valuation model based on the estimated fair value of the underlying common stock or convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying common stock or convertible preferred stock and the related expected volatility, are highly judgmental and could differ materially in the future.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. The expense recorded is based on awards ultimately expected to vest and, therefore, is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company calculates the fair value of options using the Black-Scholes option pricing model and recognizes expense using the straight-line attribution approach. Stock options issued to nonemployees are accounted for at their estimated fair value determined using the Black-Scholes option pricing model. The fair value of the options granted to nonemployees is remeasured as the options vest, and the resulting change in value, if any, is recognized as expense during the period the related services are rendered.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising costs were approximately $15.4 million, $18.6 million, in the years ended December 31, 2018 and 2019, respectively, and $13.6 million, $5.5 million in nine months ended September 30, 2019 and 2020 (unaudited), respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

All tax years remain open and subject to federal and state examination.

Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of its redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported losses for all period presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Recently Adopted Accounting Pronouncements

The Company adopted the following accounting standards during the year ended December 31, 2019:

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted Topic 606 on January 1, 2019 by applying the modified retrospective approach

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

to all contracts that were not completed as of January 1, 2019. Results for the reporting period beginning January 1, 2019 are presented under Topic 606, while prior periods are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

The most significant impacts of Topic 606 relate to the timing of expense recognition for sales commissions. The Company is required to capitalize and amortize certain sales commission costs which have been determined to be incremental costs to obtain a contract over the expected period of benefit, which the Company has determined to be five years, which approximates the transfer of benefits to customers. The Company determined the period of benefit by taking into consideration the length of customer contracts, useful life of developed technology, regulatory oversight the Company is subject to, and other factors. Amortization expense is included in sales and marketing expense in the consolidated statements of income.

The adoption of Topic 606 had no impact to the Company’s consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders equity, or consolidated statements of income as of December 31, 2018.The effect of the adoption of Topic 606 on the Company’s consolidated financial statements as of and for the year ended December 31, 2019 and nine months ended September 30, 2019 and 2020, as if the previous accounting was in effect, is immaterial.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on the following eight specific cash flow classification issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. Current GAAP does not include specific guidance on these eight cash flow classification issues. The Company adopted this standard effective January 1, 2019. This standard did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard effective January 1, 2019. As a result of adopting ASU 2016-18, the Company revised the presentation of cash, cash equivalents and restricted cash on the consolidated statements of cash flows for all the periods presented. Upon adoption of ASU 2016-18, the Company recorded a decrease of approximately $15.0 million in net cash used in operating activities for the year ended December 31, 2018, related to reclassifying the changes in the restricted cash balances on the consolidated statements of cash flows. Since this standard only affected classification and presentation, there was no impact on the Company’s results of operations, financial condition, or cash flows.

In February 2018, FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify stranded tax effects resulting from the Tax Act, from accumulated other comprehensive income to retained earnings. The Company adopted this new standard effective January 1, 2019. This new standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation (cont.)

develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance will be effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a material impact to the Company’s results of operations for the nine months ended September 30, 2020.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), to improve the effectiveness of disclosures in the note to the financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The adoption of ASU 2018-13 is effective for the Company beginning January 1, 2020. The adoption of this standard did not have a material impact to the Company’s results of operations for the nine months ended September 30, 2020.

Recent Issued Accounting Pronouncements

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. The standard will be effective beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. This update modified the existing accounting guidance related to the impairment evaluation for available-for-sale debt securities, reinsurance recoverables, and premiums receivables and could result in the creation of an allowance for credit losses as a contra asset account. The ASU requires a cumulative-effect change to retained earnings in the period of adoption and prospective changes on previously recorded impairments, to the extent applicable. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating this new standard and believes that it will not have a material impact on the Company’s consolidated financial statements with its current investment portfolio.

2. Fair Value of Financial Instruments

Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Fair Value of Financial Instruments (cont.)

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash and Cash Equivalents

The Company’s cash and cash equivalents are demand and money market accounts and other highly liquid investments with an original maturity of three months or less. Demand and money market accounts are at stated values. Fair values for other cash equivalents are classified as Level 1 or Level 2 and are based upon appropriate valuation methodology.

Marketable Securities — Available-for-sale

The Company classifies highly liquid money market funds, U.S. Treasury bonds and certificates of deposit within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets and upon models that take into consideration such market-based factors as recent sales, risk-free yield curves, and prices of similarly rated bonds. Commercial paper, corporate bonds, corporate debt securities, repurchase agreements, and asset backed securities are classified within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. The Company did not hold any securities classified within Level 3 as of December 31, 2018 and 2019, or September 30, 2020 (unaudited).

Assets measured on a recurring basis at fair value, primarily related to marketable securities, included in the consolidated balance sheets as of December 31, 2018 and 2019, and September 30, 2020 (unaudited) are summarized below (in thousands):

	Fair Value Measurement at December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market accounts	$73,274	$—	$—	$73,274
Total cash equivalents	73,274	—	—	73,274

Restricted cash equivalents:
Cash equivalents	1,853	—	—	1,853
U.S. treasury securities	25,000	—	—	25,000
Total restricted cash equivalents	26,853	—	—	26,853

Marketable securities – restricted
U.S. treasury securities	3,184	—	—	3,184
Total marketable securities – restricted	$3,184	$—	$—	$3,184

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Fair Value of Financial Instruments (cont.)

	Fair Value Measurement at December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market accounts	$5,275	$—	$—	$5,275
Total cash equivalents	5,275	—	—	5,275

Restricted cash equivalents:
Money market accounts	1,896	—	—	1,896
Repurchase agreements	—	2,000	—	2,000
Certificates of deposits	3,771	—	—	3,771
Total restricted cash equivalents	5,667	2,000	—	7,667

Marketable securities:
Corporate debt securities	—	7,852	—	7,852
Asset backed securities	—	1,500	—	1,500
Total marketable securities	—	9,352	—	9,352

Marketable securities – restricted:
Corporate debt securities	—	12,505	—	12,505
U.S. treasury securities	10,627	1,055	—	11,682
Commercial paper	—	6,273	—	6,273
Asset backed securities	—	6,503	—	6,503
Total marketable securities – restricted	$10,627	$26,336	$—	$36,963
	Fair Value Measurement at September 30, 2020 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market accounts	$6,771	$—	$—	$6,771
Total cash equivalents	6,771	—	—	6,771

Restricted cash equivalents:
Money market accounts	4,875	—	—	4,875
Certificates of deposits	2,931	—	—	2,931
Total restricted cash equivalents	7,806	—	—	7,806

Marketable securities – restricted
Corporate debt securities	—	8,194	—	8,194
U.S. treasury securities	6,986	—	—	6,986
Commercial paper	—	8,188	—	8,188
Asset backed securities	—	2,202	—	2,202
Total marketable securities – restricted	$6,986	$18,584	$—	$25,570

Warrants

The Company estimated the fair value of warrants exercisable for convertible preferred stock measured at fair value on a recurring basis at the respective dates using the Black-Scholes option valuation model, based on the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Fair Value of Financial Instruments (cont.)

contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the underlying stock using guideline companies for reference. These estimates, especially the market value of the underlying stock and the related expected volatility, are highly judgmental and could differ materially in the future.

There were no changes in the valuation techniques during the periods presented. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date and as such are classified as Level 3 liabilities.

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 liabilities for the years ended December 31, 2018 and 2019, and September 30, 2020 (unaudited) (in thousands):

Balance at December 31, 2017	$796
Increase in fair value of warrant	351
Balance at December 31, 2018	1,147
Issuance of warrant on Series E convertible preferred stock	499
Increase in fair value of warrant	92
Balance at December 31, 2019	1,738
Issuance of warrant on Series E convertible preferred stock (unaudited)	12,464
Increase in fair value of warrant (unaudited)	640
Balance at September 30, 2020 (unaudited)	$14,842

The fair value of the convertible preferred stock warrants was determined using the Black-Scholes option valuation model using the following assumptions for values as of December 31, 2018 and 2019, and September 30, 2020 (unaudited):

Series	Estimated Fair Value of Warrants as of December 31, 2018 (in thousands)	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in Years)
Series A	$861	$0.6000	—%	57.0%	2.49%	4.17
Series C	$144	$4.3857	—%	43.0%	2.49%	4.08
Series D	$142	$5.1549	—%	41.0%	2.48%	2.17
Series	Estimated Fair Value of Warrants as of December 31, 2019 (in thousands)	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in Years)
Series A	$972	$0.6000	—%	66.0%	1.60%	2.42
Series C	$127	$4.3857	—%	44.0%	1.60%	2.33
Series D	$140	$5.1549	—%	40.0%	1.59%	1.42
Series E	$499	$6.3867	—%	34.0%	1.62%	3.13

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Fair Value of Financial Instruments (cont.)

Series	Estimated Fair Value of Warrants as of September 30, 2020 (unaudited) (in thousands)	Exercise Price	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in Years)
Series A	$1,238	$0.6000	—%	77.0%	0.15%	2.30
Series C	$185	$4.3857	—%	58.0%	0.15%	2.24
Series D	$211	$5.1549	—%	54.0%	0.13%	1.30
Series E	$13,208	$6.3867	—%	49.0%	0.16%	3.05

Through December 31, 2019 and September 30, 2020 (unaudited), there were no transfers to or from any Level. The carrying amounts of accounts payable, accrued expenses, notes payable, and convertible debt approximate their fair values because of the relatively short periods until they mature or are required to be settled.

3. Marketable Securities

The Company has investments in certain debt securities that have been classified as available-for-sale and recorded at fair value. These investments are included in both assets for securities with a maturity of one-year or less and assets for securities with a maturity of more than one-year. These securities are held in the Insurance Company and shown as restricted given that the transfer of these assets is subject to the approval of the state regulators. As of December 31, 2018 and 2019, and September 30, 2020 (unaudited), deposits with various states consisted of bonds with carrying values of $3.0 million, $4.6 million and $4.8 million, respectively.

When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Company’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis. As of December 31, 2019 and September 30, 2020 (unaudited), the Company does not consider any of its investments to be other-than-temporarily impaired. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in the consolidated statements of other comprehensive loss. Realized gains and losses on sales of investments are generally determined using the specific identification method and are included in the consolidated statements of operations.

The cost basis and fair value of available-for-sale securities as of December 31, 2018 and 2019, and September 30, 2020 (unaudited) are presented below (in thousands):

	As of December 31, 2018
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities – restricted
U.S. treasury bonds	$3,185	$—	$(1)	$3,184
Total marketable securities – restricted	$3,185	$—	$(1)	$3,184

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Marketable Securities (cont.)

	As of December 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities:
Corporate debt securities	$7,848	$4	$—	$7,852
Asset backed securities	1,499	1	—	1,500
Total marketable securities	9,347	5	—	9,352

Marketable securities – restricted:
Corporate debt securities	12,481	24	—	12,505
U.S. treasury securities	11,659	23	—	11,682
Commercial paper	6,273	—	—	6,273
Asset backed securities	6,495	8	—	6,503
Total marketable securities – restricted	$36,908	$55	$—	$36,963
	As of September 30, 2020 (unaudited)
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities – restricted:
Corporate debt securities	$8,161	$33	$—	$8,194
U.S. treasury securities	6,984	2	—	6,986
Commercial paper	8,188	—	—	8,188
Asset backed securities	2,200	2	—	2,202
Total marketable securities – restricted	$25,533	$37	$—	$25,570

The amortized cost and estimated fair value of marketable securities as of December 31, 2019 and September 30, 2020 (unaudited) are shown below by contractual maturity (in thousands). All marketable securities as of December 31, 2018 had contractual maturity of less than one year:

	As of December 31, 2019
	Amortized Cost	Estimated Fair Value
Due within one year	$44,057	$44,105
Due between one to five years	2,198	2,210
	$46,255	$46,315
	As of September 30, 2020
	Amortized Cost	Estimated Fair Value
	(unaudited)
Due within one year	$23,690	$23,728
Due between one to five years	1,843	1,842
	$25,533	$25,570

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Telematics Devices, Improvements, and Equipment, Net

Telematics devices, improvements, and equipment consist of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Telematics devices	$11,341	$14,061	$13,529
Equipment	1,279	2,102	2,677
Leasehold improvements	937	2,785	7,290
Property and equipment, gross	13,557	18,948	23,496
Less accumulated depreciation and amortization	(6,679)	(8,378)	(10,440)
Telematics devices, improvements, and equipment, net	$6,878	$10,570	$13,056

For the years ended December 31, 2018 and 2019, and nine months ended September 30, 2019 and 2020 (unaudited), total depreciation and amortization expense was approximately $2.7 million, $3.3 million, $2.4 million, $3.0 million respectively, included as part of policy servicing expense and other expense on the Company’s consolidated statements of operations.

The Company has one major vendor that supplies all telematics devices. The Company expects to maintain this relationship with the vendor for the foreseeable future. As of December 31, 2019 and September 30, 2020 (unaudited), the Company had approximately 48,800 and 42,600 telematics devices available to send to policyholders, respectively.

5. Website and Software Development Costs, Net

Website and software development costs consist of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Capitalized website and software development costs	$39,416	$51,370	$61,464
Less accumulated amortization	(24,454)	(34,889)	(43,199)
Capitalized website and software development costs, net	$14,962	$16,481	$18,265

For the years ended December 31, 2018 and 2019, total amortization expense was approximately $9.5 million, $10.6 million, respectively, and for the nine months ended September 30, 2019 and 2020 (unaudited), $7.8 million, $8.3 million, respectively. For the years ended December 31, 2018 and 2019 the net amount of capitalized website and software development costs written off was approximately $0.6 million and $0.2 million, respectively. No amounts were written off during the nine months ended September 30, 2019 and 2020 (unaudited).

6. Deferred Policy Acquisition Costs, Net

DPAC consists of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Deferred policy acquisition costs	$7,959	$9,731	$10,389
Less deferred ceding commission	(978)	(1,242)	(1,418)
Less accumulated amortization	(5,353)	(7,068)	(8,286)
Deferred policy acquisition costs, net	$1,628	$1,421	$685

For the years ended December 31, 2018 and 2019, and nine months ended September 30, 2019 and 2020 (unaudited), total amortization expense was approximately $2.1 million, $1.7 million, $1.3 million, $1.2 million, respectively, included as part of sales, marketing and other acquisition costs on the Company’s consolidated statements of operations.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Intangible Assets

Intangible assets of $7.5 million as of December 31, 2018, December 31, 2019 and September 30, 2020 (unaudited), are primarily related to the state insurance licenses acquired in 2016. These intangibles carry an indefinite life and are evaluated at least annually for impairment. For the years ended December 31, 2018 and 2019, and nine months ended September 30, 2019 and 2020 (unaudited), the Company did not record an impairment charge.

8. Loss and Loss Adjustment Expense Reserves

The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE, net of reinsurance recoverable, as of December 31, 2018 and 2019, and September 30, 2020 (unaudited) (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Balance at January 1	$19,721	$41,185	$52,222
Less reinsurance recoverable	(5,805)	(17,643)	(28,837)
Net balance at January 1	13,916	23,542	23,385

Incurred related to:
Current year	37,879	31,704	10,774
Prior years	1,645	(1,082)	1,214
Total incurred	39,524	30,622	11,988

Paid related to:
Current year	20,770	17,032	4,155
Prior years	9,128	13,747	11,422
Total paid	29,898	30,779	15,577

Net balance at end of period	23,542	23,385	19,796
Plus reinsurance recoverable	17,643	28,837	33,583
Balance at end of period	$41,185	$52,222	$53,379

These reserve estimates are generally the result of ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting reserves, the Company reviewed its loss data to estimate expected loss development. Management believes that the use of sound actuarial methodology applied to its analyses of historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company’s estimates, and future events beyond the control of management, such as changes in law, judicial interpretations of law and inflation, may favorably or unfavorably impact the ultimate settlement of the Company’s losses and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends.

The estimation of unpaid losses and LAE reserves is based on existing factors at the date of estimation. Accordingly, future events may result in ultimate losses and LAE significantly varying from a reasonable provision as of the date of estimation. Unfavorable development of claims in future years could result in a significant negative impact on operations, stockholders’ surplus, and risk-based capital. Such development, if not offset by other increases in stockholders’ surplus, could result in the insurance departments of the state of domicile taking regulatory actions against the Company.

In 2018, the Company experienced adverse development on losses and LAE from prior accident years as a result of higher than anticipated severity for liability coverages. In 2019, the Company experienced favorable

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Loss and Loss Adjustment Expense Reserves (cont.)

development on losses and LAE from prior accident years driven by lower-than-estimated severity of collision claims in 2018. The Company has not had any unfavorable prior year claim experience on retrospectively rated policies. However, the business to which the development relates is subject to premium adjustments.

The following is supplementary information about average historical claims duration as of December 31, 2019. Given the stage of the Insurance Company, historical data for claims is limited to four years.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Automobile	51%	30%	12%	12%

The following is information about incurred and paid claims development as of December 31, 2019, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported (“IBNR”) liabilities plus expected development on reported claims included within the net incurred claims amounts.

The information about incurred and paid claims development for the years ended December 31, 2010 to December 31, 2019, including claim frequency, is presented below. The Company tracks claim frequency by individual claimant (dollars in thousands).

			Automobile								As of December 31, 2019
			Incurred loss and loss adjustment expenses, net of reinsurance For the Years Ended December 31,								Total of IBNR Liabilities Plus Expected	Cumulative Number of Reported Claims
Accident Year	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019
2010	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	—
2011		—	—	—	—	—	—	—	—	—	—	—
2012			—	—	—	—	—	—	—	—	—	—
2013				—	—	—	—	—	—	—	—	—
2014					—	—	—	—	—	—	—	—
2015						—	—	—	—	—	—	—
2016							2,530	3,107	2,818	3,030	(65)	1,633
2017								34,309	36,244	36,326	812	29,120
2018									37,879	36,501	3,407	43,977
2019										31,705	10,341	49,598
									Total	$107,562
			Automobile
			Cumulative paid loss and loss adjustment expenses, net of reinsurance For the Years Ended December 31,
Accident Year	2010*	2011*	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019
2010	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
2011		—	—	—	—	—	—	—	—	—
2012			—	—	—	—	—	—	—	—
2013				—	—	—	—	—	—	—
2014					—	—	—	—	—	—
2015						—	—	—	—	—
2016							1,038	2,254	2,640	3,004
2017								21,246	29,988	33,987
2018									20,771	30,154
2019										17,032
									Total	84,177
						All outstanding liabilities before 2010, net of reinsurance				—
						Liabilities for loss and LAE, net of reinsurance				$23,385

____________

*        Unaudited required supplemental information

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Loss and Loss Adjustment Expense Reserves (cont.)

The following table reconciles the incurred and paid claims development to the liability for losses and loss adjustment expenses for the year ended December 31, 2019 (in thousands):

Total incurred losses and loss adjustment expenses, net of reinsurance	$107,562
Total paid losses and loss adjustment expenses, net of reinsurance	(84,177)
Liabilities for loss and LAE, net of reinsurance	23,385
Reinsurance recoverable on losses and LAE	28,837
Loss and loss adjustment expense reserves, gross of reinsurance	$52,222

9. Reinsurance

The Company uses reinsurance contracts to protect itself from losses due to concentration of risk and to manage its operating leverage ratios. Effective May 1, 2017, two quota-share reinsurance agreements were entered into under which 85% of the Company’s premiums and losses related to its renewal business occurring May 1, 2017 through April 30, 2018 were ceded to two unaffiliated reinsurers. Effective May 1, 2018, three quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses related to its second term renewal business occurring May 1, 2018 through April 30, 2019 were ceded to three unaffiliated reinsurers. Effective May 1, 2019, four quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor, related to its third term new and renewal business occurring May 1, 2019 through April 30, 2020 were ceded to four unaffiliated reinsurers. Effective May 1, 2020, four quota-share reinsurance agreements were in place whereby 85% of the Company’s premiums and losses, subject to a loss corridor for one agreement, related to its fourth term new and renewal business occurring May 1, 2020 through April 30, 2021 were ceded to four unaffiliated reinsurers. In addition, under the reinsurance agreements effective May 1, 2017 and May 1, 2018, LAE is ceded at a fixed rate of 3% of ceded earned premium. Under the reinsurance agreement effective May 1, 2019, LAE is ceded at a fixed rate of 6% of ceded earned premium and will be revalued effective May 1, 2021. Under the reinsurance agreement effective May 1, 2020, LAE is ceded at a fixed rate of 4.75 – 6.0% of ceded earned premium. For the reinsurance agreements effective May 1, 2017 and May 1, 2018, the Company receives a 10.2% ceding commission, adjusted up or down based on loss ratios of the ceded business. For the reinsurance agreement effective May 1, 2019, the Company receives a 10.0% ceding commission. For the reinsurance agreement effective May 1, 2020, the Company receives a 10.0 – 11.75% ceding commission, adjusted up or down based on loss performance of the ceded business.

In addition, the Company receives revenue from the reinsurers related to the acquisition costs incurred related to the ceded policies. The revenue is based on the number of policies newly ceded to the reinsurers. During the years ended December 31, 2018 and 2019, the Company received $19.0 million and $25.2 million, respectively. For the nine months ended September 30, 2019 and 2020 (unaudited), the Company received $20.6 million, and $9.1 million, respectively, for acquisition costs from the reinsurers, pursuant to the existing reinsurance agreements. This revenue is recorded in other revenue on the consolidated statements of operations.

The insurance company is not relieved of its primary obligations to policyholders as a result of any reinsurance agreements. The credit risk associated with the Company’s reinsurance contracts is mitigated by using a diverse group of reinsurers and monitoring their financial strength ratings. The reinsurance counterparties and their A.M. Best financial strength rating are as follows: Mapfre Re (A), Cincinnati Insurance Company (A+), Partner Re (A+), Horseshoe Re (not rated), and Topsail Re (not rated). For reinsurance counterparties not rated, adequate levels of collateral are required either in the form of a letter of credit or funded trust account.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Reinsurance (cont.)

The effect of the Company’s reinsurance agreements on premiums, loss and LAE related to the insurance company for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2019 and 2020 (unaudited) is as follows (in thousands):

	December 31, 2018
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$87,242	$82,115	$14,129	$78,701	$41,185
Ceded	(50,913)	(47,151)	(8,834)	(39,177)	(17,643)
Net	$36,329	$34,964	$5,295	$39,524	$23,542
	December 31, 2019
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$103,280	$102,238	$15,171	$87,359	$52,222
Ceded	(79,678)	(75,608)	(12,904)	(56,737)	(28,837)
Net	$23,602	$26,630	$2,267	$30,622	$23,385
	September 30, 2019 (unaudited)
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$81,102	$77,856	$17,376	$65,612	$49,408
Ceded	(60,005)	(54,433)	(14,406)	(41,350)	(25,994)
Net	$21,097	$23,423	$2,970	$24,262	$23,414
	September 30, 2020 (unaudited)
	Premium Written	Premium Earned	Unearned Premium	Losses and LAE Incurred	Loss and LAE Reserves
Direct	$76,365	$74,131	$17,405	$53,236	$53,379
Ceded	(64,891)	(62,992)	(14,803)	(41,248)	(33,583)
Net	$11,474	$11,139	$2,602	$11,988	$19,796

10. Notes Payable, net

The following table summarizes the Company’s debt outstanding, net of issuance costs (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
2015 Loan and Security Agreement	$6,600	$—	$—
2019 Loan and Security Agreement	—	25,000	25,000
Subordinated Note Purchase and Security Agreement	—	—	27,498
Paycheck Protection Program Loan	—	—	5,880
Principal amount due	6,600	25,000	58,378
Less: Unamortized debt issuance costs and discounts	(4,954)	(898)	(12,196)
Notes payable, net	$1,646	$24,102	$46,182

Paycheck Protection Program Loan

In April 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”),

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Notes Payable, net (cont.)

section 7(a)(36) of the Small Business Act for approximately $5,900,000. The loan is evidenced by a promissory note and bears interest at 1% with no payments for the first 6 months. Monthly payments of principal and interest of approximately $330,000 begin in November 2020 and continue through maturity in April 2022, if required. The loan is subject to partial or full forgiveness if the Company: uses all proceeds for eligible purposes; maintains certain employment levels; and maintains certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations and guidance.

Subordinated Note Purchase and Security Agreement

In April 2020, the Company entered into a subordinated debt transaction (the “Note Purchase and Security Agreement”) with Hudson Structured Capital Management and an affiliate (collectively, “Hudson”) with borrowings totaling $27.5 million through September 30, 2020 (unaudited) in the aggregate. The transaction further provides for additional funds up to $7.5 million over time, from Hudson, the timing of which is subject to reinsurance settlement timing. The outstanding principal under the Note Purchase and Security Agreement is due in April 2025 and bears interest at the following rates: 2% per annum payable quarterly in arrears in cash, and a varying interest rate of 9.0% to 11.0% of payment in kind (“PIK”) interest. The PIK interest is based on the aggregate outstanding principal balance as follows: (i) 11.0% if the outstanding balance is less than $5.0 million; (ii) 10.0% if the outstanding balance is greater than or equal to $5.0 million but less than $10.0 million, and (iii) 9.0% if the outstanding balance is greater than or equal to $10.0 million. PIK interest represents contractually deferred interest that is added to the principal balance outstanding and due at maturity. The loan is secured by substantially all assets of the Company. As of September 30, 2020 (unaudited), the outstanding principal and payment-in-kind interest on the Note Purchase and Security Agreement was $28.0 million.

As part of the Note Purchase and Security Agreement, the Company issued warrants for up to 8,536,938 of Series E convertible preferred shares, which the Company estimated to have a fair value of $12.5 million at issuance which was recorded as a discount to the debt and is being amortized to interest expense over the term of the debt.

2019 Loan and Security Agreement

In December 2019, the Company entered into a Loan and Security Agreement (the “2019 Loan and Security Agreement”) with a group of lenders for a term loan in the amount of $25.0 million. Minimum payments of interest are due monthly through December 2021. Beginning in January 2022, equal payments of principal are due monthly in an amount necessary to fully amortize the loan by June 5, 2024. An end of term payment of $0.6 million is due at maturity or date of any prepayment. At the time of origination, the lender was granted a warrant to purchase Series E convertible preferred stock, estimated to have a fair value of $0.5 million at issuance. The loan is secured by substantially all assets of the Company. The Company must obtain the lender’s consent regarding certain dispositions, and changes in business, management, or ownership including mergers and acquisitions, as more fully described in the 2019 Loan Agreement. The balance outstanding net of debt issuance costs for the 2019 Loan Agreement was $24.1 million and $24.4 million as of December 31, 2019 and September 30, 2020 (unaudited), respectively.

The loan may be prepaid in an amount equal to the outstanding principal, accrued interest, and the end of term fee, plus a prepayment charge of 3% if paid in the first year after the effective date, 2% if paid in the second year after the effective date, or 1% if prepaid after the second year subsequent to the effective date. The Company currently does not anticipate prepaying the loan, although there can be no assurance the loan will extend to full term.

2015 Loan and Security Agreement

In December 2015, the Company entered into a Loan and Security Agreement (the “2015 Loan and Security Agreement”) with a lender for a term loan in the amount of $6.6 million. The loan matured and was fully repaid on May 31, 2019, including an end of term payment of $0.3 million.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Notes Payable, net (cont.)

The following table summarizes the principal amounts due on the Company’s outstanding debt as of December 31, 2019 (in thousands):

Year Ended December 31,	Amount
2020	$—
2021	—
2022	10,000
2023	10,000
2024	5,000
Thereafter	—
Total minimum principal payments	$25,000

The following table summarizes the principal amounts due on the Company’s outstanding debt as of September 30, 2020 (unaudited) (in thousands):

Amount
2020 (remaining three months)	$653
2021	3,920
2022	11,307
2023	10,000
2024	5,000
Thereafter	27,498
Total minimum principal payments	$58,378

11. Commitments

The Company leases facilities in San Francisco, California, which is the corporate headquarters, Tempe, Arizona and Boston, Massachusetts, as well as certain equipment. The leases are non-cancellable operating leases that expire on various dates through 2030.

Future minimum lease payments relating to these agreements and committed purchase obligations as of December 31, 2019, are as follows (in thousands):

Year Ended December 31,	Purchase Obligations	Leases	Total
2020	$1,453	$3,704	$5,157
2021	—	4,395	4,395
2022	—	3,379	3,379
2023	—	3,180	3,180
2024	—	3,190	3,190
Thereafter	—	13,618	13,618
Total minimum lease payments	$1,453	$31,466	$32,919

Future minimum lease payments relating to these agreements as of September 30, 2020 (unaudited), are as follows (in thousands):

	Purchase Obligations	Leases	Total
2020 (remaining three months)	$1,453	$815	$2,268
2021	3,949	3,269	7,218
2022	—	3,093	3,093
2023	—	3,181	3,181
2024	—	3,190	3,190
Thereafter	—	13,618	13,618
Total minimum lease payments	$5,402	$27,166	$32,568

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments (cont.)

In 2019, the company entered into a new lease for office space in San Francisco, CA. This lease commenced in August 2019 and includes minimum lease payments of approximately $24.2 million in total through March 2030.

The Company moved into the new San Francisco office space in March 2020. As the Company had not been released from the prior San Francisco lease as of December 31, 2019, lease payments for both leases are included in the commitment table above for the year ended December 31, 2019. The Company exited the prior office space in February 2020 and ceased lease payments at that time in accordance with an executed updated lease agreement. The total impact of including the projected lease payments on the prior lease is approximately $2.4 million for years 2020 through 2022.

For the years ended December 31, 2018 and 2019, and September 30, 2019 and 2020 (unaudited), rent expense was approximately $1.7 million, $3.2 million, $2.1 million, $2.2 million, respectively, included as part of other operating expenses on the Company’s consolidated statements of operations.

The Company was not a party to any material litigation, regulatory actions, or arbitration other than what is routinely encountered in claims activity and routine regulatory examinations, none of which is expected by the Company to have a materially adverse effect on the Company’s financial position or operations and/or cash flow as of December 31, 2019 and September 30, 2020 (unaudited).

12. Convertible Preferred Stock and Common Stock

Series E Convertible Preferred Stock Financing

In July and September 2018, the Company issued 14,561,640 shares of convertible Series E preferred stock at $6.3867 per share for total gross proceeds of $93.0 million. Issuance costs associated with the Series E transactions were approximately $2.5 million.

As a condition of the purchase of 4,697,300 of the Series E convertible preferred stock by one investor, the investor was granted the exclusive right to negotiate and enter into a technology licensing agreement, an insurance distribution arrangement, joint venture, or other substantially similar commercially collaborative arrangement with respect to developing the strategy around the distribution of the Company’s model in Japan. This exclusive right is effective during a collaboration period defined as the period beginning on the date of purchase of the Series E convertible preferred stock in July 2018 and ending on the date when the investor, together with its affiliates, holds less than 50% of the Series E convertible preferred stock it acquired.

Class AA Convertible Preferred Stock Financing

In September 2016, the Company issued 5,000,000 shares of contingently redeemable convertible Class AA non-voting preferred stock for total gross proceeds of $50.0 million. These shares accrued dividends on a daily basis at $0.80 per share cumulative annual dividend rate. The cumulative dividends outstanding on the Class AA convertible preferred stock was $0 as of December 31, 2019 and September 30, 2020 (unaudited). All Class AA convertible preferred stock shares and cumulative dividends outstanding were converted into contingently redeemable Series E-1 preferred stock in July 2018 as described below. Therefore, as of December 31, 2019 and September 30, 2020 (unaudited) there are no authorized Series AA convertible preferred stock shares.

Series E-1 Conversion

In addition to the above issued shares, all 5,000,000 outstanding shares of contingently redeemable convertible Class AA preferred stock were automatically converted in July 2018 into 11,238,519 shares of non-voting Series E-1 convertible preferred stock in accordance with Class AA convertible preferred stock conversion rights. The Class AA convertible preferred stock carried a contingent BCF which gave the holder the ability to receive a discounted conversion price if certain events occurred and the shares become convertible. Upon conversion, the conversion price was calculated by dividing the sum of the original issue price of $50.0 million of the Class AA convertible preferred

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible Preferred Stock and Common Stock (cont.)

stock plus accrued and unpaid dividends of $7.9 million by a floor price of $5.1549 per share. The floor price was effective as it exceeded the otherwise calculated price of $5.1094 which represented a 20% discount of the Series E convertible preferred stock issuance price per share of $6.3867. Upon conversion of the Class AA convertible preferred stock to Series E-1 convertible preferred stock, the contingent BCF was no longer contingent and resulted in a deemed dividend to the Series E-1 convertible preferred stock in the amount of $7.3 million, which represented the intrinsic value of the difference of the fair value of the Series E-1 convertible preferred stock received and the Class AA convertible preferred stock carrying value.

Authorized, Issued, and Outstanding Shares and Liquidation Preference

The authorized, issued, and outstanding shares of common stock and the authorized, issued, outstanding, and aggregate liquidation preference of the Company’s convertible preferred stock as of December 31, 2019 were as follows (dollars in thousands):

Series	Authorized Shares	Issued and Outstanding Shares	Aggregate Balance	Aggregate Liquidation Preference
Series A Senior	7,149,996	6,833,329	$4,032	$4,100
Series B Senior	5,716,573	5,716,573	9,949	10,000
Series C Senior	9,163,070	9,084,063	39,613	39,840
Series D Senior	19,076,254	18,627,495	93,727	96,023
Series E Senior	23,486,500	14,561,640	90,468	93,001
Series E-1 Senior (non-voting)	11,238,520	11,238,519	57,933	57,933
Junior Preferred	1,666,667	1,666,667	1,479	1,500
	77,497,580	67,728,286	$297,201	$302,397
Common stock:
Shares	96,000,000	8,730,794
Less shares subject to restriction	—	(417)
Total	96,000,000	8,730,377

The authorized, issued, and outstanding shares of common stock and the authorized, issued, outstanding, and aggregate liquidation preference of the Company’s convertible preferred stock as of September 30, 2020 (unaudited) were as follows (dollars in thousands):

Series	Authorized Shares	Issued and Outstanding Shares	Aggregate Balance	Aggregate Liquidation Preference
Series A Senior	7,149,996	6,833,329	$4,032	$4,100
Series B Senior	5,716,573	5,716,573	9,949	10,000
Series C Senior	9,163,070	9,084,063	39,613	39,840
Series D Senior	29,985,545	18,627,495	93,727	96,023
Series E Senior	23,486,500	14,561,640	90,468	93,001
Series E-1 Senior (non-voting)	11,238,520	11,238,519	57,933	57,933
Junior Preferred	1,666,667	1,666,667	1,479	1,500
	88,406,871	67,728,286	$297,201	$302,397

Common stock	110,000,000	8,758,343

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible Preferred Stock and Common Stock (cont.)

Convertible Preferred Stock

Significant terms of the outstanding convertible preferred stock series are as follows:

Dividends — Each share of Series A, Series B, Series C, Series D, Series E, and Series E-1 convertible preferred stock (“Senior convertible preferred stock”) is entitled to receive, when and if declared by the Company’s Board of Directors, noncumulative dividends at an annual rate of $0.0480 for Series A convertible preferred stock, $0.1399 for Series B convertible preferred stock, $0.3509 for Series C convertible preferred stock, $0.4124 for Series D convertible preferred stock, $0.5109 for Series E convertible preferred stock, and $0.4124 for Series E-1 convertible preferred stock payable in preference and priority to any distributions made to holders of Junior convertible preferred stock or common stock. After the payment of dividends to holders of Senior convertible preferred stock, the holders of Junior convertible preferred stock are entitled to receive, when and if declared by the Company’s Board of Directors, noncumulative dividends at an annual rate of $0.0720 per share. Additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock pro-rata on the number of shares of common stock held by each assuming full conversion of all Senior preferred stock. No dividends shall be paid on the common stock until the dividends on the Senior preferred stock have been paid. No dividends have been declared to date.

Voting Rights — Each holder of common stock is entitled to one vote for each share. The holders of each share of Series A convertible preferred Stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Junior convertible preferred stock (collectively, the “Voting convertible preferred stock”) are entitled to the number of votes equal to the number of shares of common stock into which such shares could then be converted and have voting rights and powers equal to the voting rights and powers of the common stock. The holders of the Voting convertible preferred stock, voting as a separate class, are entitled to elect three directors to the Company’s Board of Directors. The holders of the Company’s common stock shall be entitled to elect two directors to the Company’s Board of Directors. The holders of the common stock and Senior convertible preferred stock, voting as a single class of stock, assuming a full conversion, elect all remaining directors of the Company. The Company is prohibited from taking certain material actions unless approved by the holders of 60% of the then outstanding shares of Voting convertible preferred stock. The holders of Series E-1 convertible preferred stock do not have any voting rights.

For so long as any shares of Series E convertible preferred stock remain outstanding (as adjusted for any recapitalization), the Corporation shall not (by amendment, merger, consolidation, or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least 60% of the outstanding shares of the Series E convertible preferred stock (voting together as a single class and on an as-converted basis), take any action that alters or changes the rights, preferences, privileges, or powers of the Series E convertible preferred stock in a manner that adversely affects the holders thereof differently than the holders of any other series of convertible preferred stock.

Liquidation — In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Senior convertible preferred stock shall be entitled to receive, prior and in preference to any distributions of assets to the holders of the Junior convertible preferred stock or the common stock, an amount equal to the sum of any declared but unpaid dividends plus a liquidation preference per share of $0.6000 for Series A convertible preferred stock, $1.7493 for Series B convertible preferred stock, $4.3857 for Series C convertible preferred stock, $5.1549 for Series D convertible preferred stock, $6.3867 for Series E convertible preferred stock, and $5.1549 for Series E-1 convertible preferred stock.

If upon any liquidation, dissolution, or winding up of the Company, the available funds and assets to be distributed to the holders of the Senior convertible preferred stock are insufficient to permit the payment to such stockholders of their full preferential amount, then all of the available funds and assets shall be distributed among the holders of Senior convertible preferred stock pro-rata according to the number of outstanding shares held by each holder thereof.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible Preferred Stock and Common Stock (cont.)

The Junior convertible preferred stockholders have a preference to common stockholders upon liquidation, dissolution, or winding up of the Company of $0.9000 per share plus any declared but unpaid dividends.

Redemption Rights — No shares of Senior convertible preferred stock, Junior convertible preferred stock, or common stock have redemption rights.

Conversion — The holders of the Senior and Junior convertible preferred stock have the option to convert each share into one share of common stock. The conversion price for the Senior and Junior convertible preferred stock is subject to adjustment to account for certain dilutive issuances including stock splits.

Shares of Senior and Junior convertible preferred stock will be converted automatically into shares of common stock at the conversion price at the time in effect for such Senior and Junior convertible preferred stock (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, provided that the offering price per share is not less than $10.00 (as may be adjusted for stock splits, recapitalizations, and the like) and the aggregate gross proceeds to the Company are not less than $90.0 million, or (ii) upon the Company’s receipt of the written consent of the holders of at least 60% of the then outstanding shares of Voting convertible preferred stock (voting as a single class and on an as-converted basis) or, if later, the effective date for conversion specified in such requests to the conversion of all then outstanding shares of convertible preferred stock.

Pro-rata Participation and Other Rights — Pursuant to the Investor Rights Agreement between the Company and the holders of convertible preferred stock, “Significant Holders” (those holding more than 1,000,000 shares of convertible preferred stock) have the right to purchase their pro-rata portion of securities offered by the Company in the future, subject to customary exceptions. In the event that a Significant Holder does not purchase its pro-rata share, then the other participating Significant Holders may elect to purchase the declined pro-rata allocation. The related agreements also contain various rights and obligations such as registration rights, obligations with respect to voting for director or in connection with a change of control, right of first refusal and co-sale rights, and anti-dilution adjustments, including price-based anti-dilution adjustments and adjustments for stock splits, stock dividends, and reclassifications, as more fully described therein.

The terms of all classes of convertible preferred stock include embedded conversion features related to anti-dilution. These conversion option provisions meet the “fixed for fixed” and “clearly and closely related” criteria so the feature is not bifurcated from the host. The voting rights of the preferred stockholders provide for share redemption upon the occurrence of an event such as liquidation that is not solely within the control of the issuer. Accordingly, the preferred stock series have been presented as temporary or mezzanine equity in the accompanying consolidated balance sheets.

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock then outstanding.

The Company has adequate authorized but unissued common stock available for outstanding instruments convertible into common stock as of December 31, 2019 and September 30, 2020 (unaudited).

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible Preferred Stock and Common Stock (cont.)

Warrants

As of December 31, 2019, the following warrants were issued and outstanding:

Shares Subject to Warrants	Issue Date	Underlying Security	Reason for Grant	Warrants Outstanding	Exercise Price per Share	Expiration
Series A Preferred	September 7, 2012	Series A Preferred	Financing	316,667	$0.6000	5 years post IPO
Common	July 30, 2015	Common Stock	Services	76,000	$0.8700	July 30, 2020
Series C Preferred	December 14, 2015	Series C Preferred	Financing	79,007	$4.3857	December 14, 2025
Series D Preferred	July 16, 2018	Series D Preferred	Financing	112,500	$5.1549	June 30, 2025
Series D Preferred	December 12, 2018	Series D Preferred	Financing	7,031	$5.1549	June 30, 2025
Series E Preferred	December 5, 2019	Series E Preferred	Financing	341,477	$6.3867	December 31, 2029

As of September 30, 2020 (unaudited), the following warrants were issued and outstanding:

Shares Subject to Warrants	Issue Date	Underlying Security	Reason for Grant	Warrants Outstanding	Exercise Price per Share	Expiration
Series A Preferred	September 7, 2012	Series A Preferred	Financing	316,667	$0.6000	5 years post IPO
Series C Preferred	December 14, 2015	Series C Preferred	Financing	79,007	$4.3857	December 14, 2025
Series D Preferred	July 16, 2018	Series D Preferred	Financing	112,500	$5.1549	June 30, 2025
Series D Preferred	December 12, 2018	Series D Preferred	Financing	7,031	$5.1549	June 30, 2025
Series E Preferred	December 5, 2019	Series E Preferred	Financing	341,477	$6.3867	December 31, 2029
Series E Preferred	July 29, 2020	Series E Preferred	Financing	8,536,938	$6.3867	July 29, 2030

A discussion of the valuation methodology for the warrants exercisable for convertible preferred stock issued through 2019 is provided in Note 2, Fair Value of Financial Instruments. The value of these warrants at inception has been recorded as debt issuance costs on the loans with which they were issued, which have been accounted for as an adjustment to the effective rate of interest. The periodic adjustments to mark each warrant to fair value are recorded in the accompanying consolidated statements of operations.

13. Stock Option Plan

In 2011, the Company’s Board of Directors adopted the 2011 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options to officers, directors, employees, and consultants of the Company. Options granted under the Plan may be Incentive Stock Options (“ISO”) or Nonstatutory Stock Options (“NSO”) as determined by the Board of Directors at the time of the option grant. Only employees are eligible for the grant of ISOs. Only employees, consultants, and outside directors will be eligible for the grant of NSOs or the award or the sale of shares.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan (cont.)

The Board of Directors determines the period over which options become exercisable and options generally vest over a four-year period. However, no option will become exercisable after the expiration of ten years from the date of grant. The term of an ISO granted to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of the grant. The exercise price of an ISO granted to any employee other than 10% stockholder will not be less than 100% of the estimated fair value of the shares on the date of grant.

The exercise price of an NSO granted to a 10% stockholder will not be less than 100% of the estimated fair value of the shares on the date of the grant. The exercise price of an NSO granted to any grantee other than 10% stockholder will not be less than 85% the estimated fair value of the shares on the date of the grant. In the case of options intended to qualify as performance-based compensation, the exercise price will not be less than 100% of the estimated fair value of the shares on the date of the grant.

The Plan allows employees with the ability to “early exercise” stock options (the underlying shares of common stock are referred to as “restricted stock units” or “RSUs”). Early exercise allows employees to exercise a stock option into an RSU and remit cash consideration or a recourse note to the Company for the exercise price in exchange for the RSU but before the requisite service is provided (e.g., before the award is vested). Although on early exercise the employee is deemed to own the resulting shares for tax and legal purposes, the employee has exercised the stock option award before the employee actually vests in the award under its original terms. The RSU received by the employee contains a repurchase provision contingent on the employee’s termination prior to vesting. The repurchase price is the original exercise price. Consequently, the early exercise is not considered to be a substantive exercise for accounting purposes, and, therefore, the payment received by the employer for the exercise price is initially recognized as a liability and the shares are not deemed to be “outstanding” for accounting reporting purposes. As the RSU vests, the liability and underlying shares are reclassified from a liability to equity.

Pursuant to the Plan, the Company had reserved 14,177,581 shares of common stock for issuance as of December 31, 2019 and September 30, 2020 (unaudited). There were 2,485,921 and 1,968,687 shares of common stock available for future issuance as of December 31, 2019 and September 30, 2020 (unaudited), respectively.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of grant or modification. The Company amortizes the estimated fair value to stock compensation expense using the straight-line method over the vesting period of the option. The following is a description of the significant assumptions used in the option pricing model:

•        Expected term — The expected term is the period of time when granted options are expected to be outstanding. In determining the expected term of options, the Company utilized the midpoint between the vesting date and contractual expiration date.

•        Volatility — Because the Company’s stock is not traded in an active market, the Company calculates volatility by using the historical stock prices of comparable public companies.

•        Risk-free interest rate — The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the rate of treasury securities with the same term as the options.

•        Forfeiture rate — The weighted average forfeiture rate of unvested options.

•        Expected dividends — The Company does not have plans to pay cash dividends in the future. Therefore, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan (cont.)

The following assumptions were used to estimate the value of options granted during the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020 (unaudited):

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(unaudited)
Forfeiture rate	12.4% – 15.6%	15.8% – 19.8%	15.8% – 19.8%	19.6% – 25.8%
Volatility	41.0% – 45.0%	45.0%	45.0%	47.0% – 62.0%
Expected term (years)	5.52 – 6.08	6.02 – 6.08	6.02 – 6.08	5.68 – 7.0
Risk-free interest rate	2.60% – 2.90%	1.39% – 2.49%	1.39% – 2.49%	0.32% – 1.73%
Expected dividends	—	—	—	—

The following table summarizes the activity of the Company’s stock option plan:

	Number of Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2017	4,541,977	$1.66	8.34	$2,473
Granted	2,431,140	2.62
Exercised	(403,803)	1.59
Cancelled	(871,986)	1.51
Outstanding as of December 31, 2018	5,697,328	$2.13	8.19	$5,431
Granted	2,300,450	3.00
Exercised	(797,961)	1.72
Cancelled	(1,703,118)	2.39
Outstanding as of December 31, 2019	5,496,699	$2.38	7.97	$6,642
Granted (unaudited)	3,285,266	3.18
Exercised (unaudited)	(27,549)	2.11
Cancelled (unaudited)	(2,768,032)	2.76
Outstanding as of September 30, 2020 (unaudited)	5,986,384	$2.64	8.34	$10,503

Vested and expected to vest as of December 31, 2019	4,690,842	$2.32	7.99	$5,968
Vested and exercisable as of December 31, 2019	5,496,669	$2.38	7.96	$6,403
Vested and expected to vest as of September 30, 2020 (unaudited)	5,981,384	$2.64	8.34	$10,503
Vested and exercisable as of September 30, 2020 (unaudited)	5,831,384	$2.66	8.38	$10,145

The fair value of stock options granted are recognized as compensation expense in the consolidated statements of operations over the related vesting periods. The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2019 and nine months ended September 30, 2020 (unaudited) was $3.00 and $3.18, respectively. As of December 31, 2019 and September 30, 2020 (unaudited), there was approximately $2.8 million and $3.3 million of unrecognized stock-based compensation cost related to stock options granted under the Plan, respectively, which is expected to be recognized over an average period of 2.62 years and 3.04 years, respectively.

The contingent obligation related to RSUs as of December 31, 2018 and 2019, and the nine months ended September 30, 2020 (unaudited) was $18,000, $1,000, and $0, respectively.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan (cont.)

The following table illustrates stock-based compensation expense for employee and nonemployee options for the years ended December 31, 2018 and 2019 and nine month ended September 2019 and 2020 (unaudited) (in thousands).

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cost of revenues	$77	$56	$41	$53
Research and development	383	525	377	455
Sales and marketing	48	115	87	44
Other operating expenses	705	731	555	429
Total stock-based compensation	$1,213	$1,427	$1,060	$981

The amounts capitalized as part of website and software development costs for the years ended December 31, 2018 and 2019 and nine months ended September 2019 and 2020 (unaudited) was $0.3 million, $0.4 million, $0.3 million, and $0.3 million, respectively.

14. 401(k)

The Company has a 401(k) retirement plan that covers all employees who have met certain eligibility requirements. The 401(k) plan provides for voluntary contributions by employees of up to 90% of their eligible compensation, subject to the maximum allowed by law. The Company is not required to make contributions to the plan but can make discretionary contributions. The Company did not make any contributions to the plan during the years ended December 31, 2018 or 2019, or September 30, 2019 or 2020 (unaudited).

15. Income Taxes

The following table summarizes information regarding the Company’s net deferred tax assets and the valuation allowance (in thousands):

	As of December 31,
	2018	2019
Net operating loss carryforwards	$46,483	$61,824
Tax credit forwards	2,284	3,704
Deferred revenue and accruals	375	462
Depreciation	(3,460)	(3,914)
Net deferred tax assets	$45,682	$62,076
Less valuation allowance	(45,729)	(62,160)
Balance end of year	$(47)	$(84)
Increase in deferred tax asset valuation allowance	$11,693	$16,431

Realization of deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, net deferred tax assets have been fully offset by a valuation allowance. The effective income tax rate differs from the statutory federal rate, primarily due to a valuation allowance and an indefinite lived intangible acquired in the Mosaic Insurance Company acquisition.

As of December 31, 2018, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $177.9 million and $141.2 million, respectively. As of December 31, 2019, the Company had federal and state net operating loss carryforwards of approximately $235.7 million and $217.0 million, respectively. These net operating losses will expire in the years 2031 through 2039.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Income Taxes (cont.)

As of December 31, 2018, the company had federal and state research and development tax credit carryforwards of approximately $1.6 million and $1.8 million, respectively. As of December 31, 2019, the company had federal and state research and development tax credit carryforwards of approximately $2.9 million and $2.5 million, respectively. The federal tax credit carryforwards expire at various dates beginning in 2033 if not utilized. The state tax credit carryforwards do not expire.

Uncertain Tax Positions

The Company’s tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not recognition threshold it is then measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

The following is a reconciliation of the beginning and ending amount of the Company’s total gross unrecognized tax benefit liabilities (in thousands):

	Year Ended December 31,
	2018	2019
Gross unrecognized tax benefits, beginning of the year	$677	$854
Increases related to tax positions taken during current year	177	510
Gross unrecognized tax benefit, ending balance	$854	$1,364

As of December 31, 2019, all unrecognized tax benefits, if realized, would be subject to a full valuation allowance and, and would not affect the Company’s tax rate.

There were no material changes to the unrecognized tax benefits in the year ended December 31, 2019, and the Company does not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within its provision for income taxes. Due to the Company’s NOL position, the Company has not recorded an accrual for interest or penalties related to uncertain tax positions for the years ended December 31, 2018 or 2019.

A number of the Company’s tax returns remain subject to examination by taxing authorities. These include U.S. federal returns and returns for certain states for 2011 and later years.

The Company is not currently under examination by income tax authorities in any federal or state jurisdictions.

16. Segment and Geographic Information

The Company operates in the following two reportable segments, which are the same as its operating segments:

-        Insurance Services.    Providing insurance policies for automobile owners

-        Enterprise Business Solutions.    Providing access to its developed technology under SaaS arrangements along with professional services to third party customers.

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Segment and Geographic Information (cont.)

Operating segments are based upon the nature of the Company’s business and how its business is managed. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM uses the Company’s operating segment financial information to evaluate segment performance and to allocate resources. The CODM does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Contribution is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Segment contribution is segment revenue less the related costs of revenue and sales and marketing expenses. It excludes certain operating expenses that are not allocated to segments because they are separately managed at the consolidated corporate level. These unallocated costs include stock-based compensation expense, research and development expenses, and general and administrative expenses such as legal and accounting.

The following table summarizes the operating results of the Company’s reportable segments (in thousands):4

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue:
Insurance services	$54,316	$51,955	$45,153	$20,753
Enterprise business solutions	—	800	800	3,606
Total revenue	$54,316	$52,755	$45,953	$24,359

Contribution:
Insurance services	$(8,570)	$1,545	$2,079	$10,981
Enterprise business solutions	(1,001)	(2,817)	(1,797)	(716)
Total contribution	$(9,571)	$(1,272)	$282	$10,265

The following table provides a reconciliation of the Company’s total reportable segments’ contribution to its total loss from operations (in thousands):5

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Total segment contribution	$(9,571)	$(1,272)	$282	$10,265
Ceded premium, losses and LAE	(11,365)	(7,304)	(8,646)	11,548
Other income	(949)	(52)	(555)	(76)
Policy services expenses and other	3,739	4,001	2,905	3,774
Sales, marketing, and other acquisition costs	18,241	23,553	17,816	3,299
Research and development	5,416	5,839	4,447	2,662
Amortization of capitalized software	9,491	10,648	7,829	8,311
Other operating expenses	14,588	18,896	14,040	13,138
Loss from operations	$(48,732)	$(56,853)	$(37,554)	$(32,391)

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Segment and Geographic Information (cont.)

Geographical Breakdown of Direct Earned Premiums

Direct earned premium by state is as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
California	$47,907	$59,287	$45,875	$43,343
Washington	8,099	10,765	7,944	8,410
New Jersey	9,286	10,353	7,932	6,718
Oregon	6,552	8,066	6,063	5,466
Illinois	4,469	5,168	3,856	3,381
Arizona	551	3,304	2,163	3,332
Pennsylvania	3,641	3,418	2,611	2,197
Virginia	1,610	1,877	1,412	1,284
Total premiums earned	$82,115	$102,238	$77,856	$74,131

During the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 (unaudited), the Company recognized $0, $0.8 million, $0.8 million, and $3.6 million of revenue earned from customers outside the United States, respectively. Long-lived assets are all held in the U.S. For the years ended December 31, 2018 and 2019, substantially all of the Company’s revenue was earned from customers residing in the United States.

17. Related-Party Transactions

In August 2014, the Company loaned the Chief Executive Officer (“CEO”) $0.4 million with interest at 3.09%, which was used to early exercise stock options issued to the CEO and is due at the earlier of one year after termination of employment, upon an Initial Public Offering or change in control, or ten years from the date issued. The loan is full recourse, and also collateralized by the underlying common shares. For accounting under GAAP, the note receivable is presented as contra-equity in the accompanying consolidated balance sheets.

In March 2018, the Company entered into an agreement with a third party under which the Company developed proprietary software solutions and provides access to and use of such software solutions and related services. In July 2018, the third party became an investor of the Company as part of the Series E convertible preferred stock Financing. During the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 (unaudited), the Company recognized $0, $0.8 million, $0.8 million, and $3.6 million of revenue from the investor, respectively. The Company had no outstanding accounts receivable balances from the investor as of December 31, 2018 and 2019, and September 30, 2020 (unaudited). The Company continues to enter into contracts with the investor related to the Company’s Enterprise business solutions (see Note 16, Segment and Geographic Information).

An executive of Hudson, who the Company entered into a Note Purchase and Security Agreement with in 2020 (see Note 10, Notes Payable, net), is on the Company’s Board of Directors.

18. Statutory Financial Information

The Insurance Company is subject to regulation and supervision in each of the jurisdictions where it is domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to stockholders, periodic examinations, and annual and other report filings. Such regulation is generally for the protection of the

METROMILE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Statutory Financial Information (cont.)

policyholders rather than stockholders. The NAIC uses risk-based capital standards for property and casualty insurers as a means of monitoring the financial strength of insurance companies.

The Company maintained statutory capital and surplus and had statutory net loss as of and for the years ended December 31, 2018 and 2019, as follows (in thousands):

	Years Ended December 31,
	2018	2019
Statutory capital and surplus	$17,573	$25,076
Statutory net loss	$(2,518)	$(3,595)

The policyholder’s surplus of the Insurance Company as of December 31, 2019 included a $3.5 million surplus note executed in December 2018, and capital contributions from Metromile of $15.1 million. Repayment of the surplus note and related interest by the Insurance Company to Metromile is contingent upon approval by the Delaware Department of Insurance.

Dividend payments are restricted by the laws of the State of Delaware. The maximum amount that can be paid without prior notice or approval is the greater of 10% of surplus as regards policyholders as of the preceding December 31 or net income not including realized capital gains for the twelve-month period ending the preceding December 31. Because the Company has an unassigned deficit at December 31, 2019, the Company’s dividend policy is governed by Section 5005(B) of the Delaware insurance code whereby a domestic insurer may not declare or pay a dividend or other distribution from any source other than earned surplus without the commissioner’s prior approval. The Insurance Company paid no dividends to the Company in 2019 or through September 30, 2020 (unaudited).

The Insurance Company is subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (“NAIC”). Under these requirements, the amount of capital and surplus maintained by an insurance company is to be determined based on the various risk factors related to it. As of December 31, 2019 and September 30, 2020 (unaudited), the Insurance Company’s capital and policyholders’ surplus exceeded the minimum RBC requirements.

19. Subsequent Events

In October and November 2020, the Company received additional loan proceeds of $1.9 and $0.3 million related to the Note Purchase and Security Agreement with Hudson.

In November 2020, the Company entered into a business combination agreement (“Merger”) with INSU Acquisition Corp. II (“INSU”), where the Company will merge with the subsidiary INSU, with Metromile surviving the merger as a wholly-owned subsidiary of INSU.

In November 2020, the Company granted 35,000 shares of Series E convertible preferred stock warrants at an exercise price of $8.79.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

INSU ACQUISITION CORP. II,

INSU II MERGER SUB CORP.,

AND

METROMILE, INC.

DATED AS OF NOVEMBER 24, 2020

Annex A-i

Annex A-ii

Annex A-iii

Annex A-iv

INDEX OF ANNEXES AND EXHIBITS

Annex A	Sample Working Capital Calculation
Exhibit A	Form of Stockholder Support Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Amended and Restated Registration Rights Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Certificate of Incorporation and Bylaws of the Surviving Entity
Exhibit F	Form of Parent Charter Amendments
Exhibit G	Form of 2021 Equity Incentive Plan
Exhibit H	Form of Employee Stock Purchase Plan

Annex A-v

Agreement and Plan of Merger AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (as it may be amended, modified or supplemented from time to time, this “Agreement”) is dated as of November 24, 2020, by and among INSU Acquisition Corp. II, a Delaware corporation (“Parent”), INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and MetroMile, Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination of one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Parent, and was formed for the purpose of the Merger;

WHEREAS, the Company Entities are engaged in the business of selling private passenger automobile insurance and licensing a proprietary claims platform (the “Business”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity following the Merger;

WHEREAS, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), that this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), and that Parent, Merger Sub and the Company are each a “party to the reorganization” within the meaning of Section 368(b) of the Code;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of Parent and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions to the stockholders of Parent for their approval and adoption and (iv) resolved to recommend approval of this Agreement and the Transactions by the stockholders of Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (i) declared advisable this Agreement and the Transactions, (ii) approved this Agreement and the Transactions and (iii) resolved to submit this Agreement to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub;

WHEREAS, the Company Board has (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of the Company and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions to the stockholders of the Company for their approval and adoption and (iv) resolved to recommend approval of this Agreement and the Transactions by the stockholders of the Company;

WHEREAS within twenty-four (24) hours of the execution and delivery of this Agreement, certain stockholders of the Company shall enter into one (1) or more Support Agreements substantially in the form attached hereto as Exhibit A (each, a “Stockholder Support Agreement”) which will provide that as promptly as practicable following the time at which the Registration Statement shall have been declared effective, such Stockholders will approve and adopt this Agreement, the Merger and the other Transactions in accordance with Section 251 of the DGCL and agree to be bound by all of the terms of this Agreement through a written consent pursuant to Section 228 of the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Transactions, Parent, Sponsor, and the Company have entered into one (1) or more support agreements substantially in the form of Exhibit B attached hereto (each, a “Sponsor Support Agreement”) providing that, among other things, each Sponsor will vote its Parent Common Stock in favor of this Agreement, the Merger and the other Transactions;

WHEREAS, in connection with the Transactions, Parent, certain stockholders of the Company and certain stockholders of Parent shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at Closing, substantially in the form attached hereto as Exhibit C;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, in connection with the Transactions, Parent and certain stockholders of the Company have entered into Lock-Up Agreements (the “Lock-Up Agreements”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit D;

Annex A-1

WHEREAS, concurrently with the execution of this Agreement, Parent and the Sponsor are entering into a Sponsor Share Cancellation and Vesting Agreement (the “Cancellation and Vesting Agreement”), whereby the Sponsor has agreed, among other things, that immediately prior to the Closing, subject to the terms and conditions set forth therein, the Sponsor shall transfer to Parent for cancellation the Sponsor Cancelled Shares and certain of the Sponsor’s remaining Sponsor Shares will be subject to certain additional restrictions as set forth therein;

WHEREAS, pursuant to the Parent Certificate of Incorporation, Parent shall provide an opportunity to its stockholders to have their shares of Parent Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Parent Certificate of Incorporation, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the Parent stockholders for the Merger (the “Offer”);

WHEREAS, prior to the consummation of the Transactions, Parent shall, subject to obtaining the Parent Stockholder Approval, adopt an omnibus incentive plan (the “2021 Equity Incentive Plan”);

WHEREAS, prior to the consummation of the Transactions, Parent shall, subject to obtaining the Parent Stockholder Approval, adopt an employee stock purchase plan (the “ESPP”); and

WHEREAS, on or about the date hereof, Parent has entered into Subscription Agreements with certain investors, pursuant to which such investors, upon the terms and subject to the conditions set forth therein, shall purchase shares of Parent Common Stock (the “Private Placements”), such purchases to be consummated immediately prior to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that for purposes of this Agreement, Parent and Merger Sub, on the one hand, and the Company Entities, on the other hand, shall not be considered Affiliates of one another. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the aggregate amount of the exercise prices payable upon the exercise in full of all outstanding Company Options immediately prior to the Effective Time.

“Aggregate Closing Merger Consideration” means, together, the Cash Consideration and the Stock Consideration.

“Aggregate Merger Consideration” means, collectively, the Aggregate Closing Merger Consideration and the Additional Shares.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” means each agreement, instrument or document attached hereto as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Benefit Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change-of-control, health, life, disability, group insurance, vacation, holiday and material fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to

Annex A-2

be contributed to, by a Company Entity or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of such Company Entity or under which such Company Entity has any liability, including on account of any ERISA Affiliate.

“Business Day” means any day that is not a Saturday or Sunday, or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cash” means the aggregate amount of cash and cash equivalents of the Company Entities, as adjusted for deposits in transit, outstanding checks and other reconciling items, as calculated in accordance with GAAP; provided that “Cash” shall not include Restricted Cash.

“Cash Consideration” means an amount of cash equal to (i) the funds remaining in the Trust Account following the redemption (if any) of shares of Parent Common Stock in connection with the Offer and payment of Transaction Expenses and Repaid Indebtedness, plus (ii) the Private Placement proceeds, plus (iii) the amount of Cash as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date (excluding for the avoidance of doubt any Restricted Cash and any Cash included in the calculation of the Closing Net Working Capital Amount), minus (iv) $294,000,000; provided that under no circumstances shall the Cash Consideration be greater than $30,000,000 or less than $0.

“Closing Net Working Capital Amount” means, in each case calculated as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date, the sum of (i) the aggregate amount of the current assets of the Company Entities (excluding, for the avoidance of doubt, Cash), minus (ii) the aggregate amount of the current liabilities of the Company Entities, in each case (A) including only the line items set forth in, and calculated in accordance with the mathematical principles, policies and methodologies used in, the calculation of the sample Working Capital Amount as set forth on Annex A hereto and (B) excluding Company Transaction Expenses and non-current assets and liabilities of the Company Entities.

“Closing Working Capital Adjustment Amount” shall mean (i) an amount (expressed as a negative number), if any, by which the Closing Net Working Capital Amount is less than the Target Net Working Capital Floor, (ii) an amount (expressed as a positive number), if any, by which the amount of the Closing Net Working Capital Amount is greater than the Target Net Working Capital Ceiling or (iii) zero (0) if the Closing Net Working Capital Amount is equal to the Target Working Capital Floor or the Target Net Working Capital Ceiling or is an amount that is greater than the Target Net Working Capital Floor but less than the Target Net Working Capital Ceiling.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Certificate of Incorporation” means that certain Tenth Amended and Restated Certificate of Incorporation of the Company, dated as of April 13, 2020.

“Company Common Shares” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company Intellectual Property” means all Intellectual Property that is owned by any Company Entity.

“Company IP Agreements” means all Contracts containing licenses, covenants not to sue, and similar grants of rights (including any right to receive or obligation to pay royalties or any other consideration) to Intellectual Property to which any Company Entity is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, registered domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.

“Company’s Knowledge” means the actual knowledge of Dan Preston, David Friedberg and Lindsay Alexovich.

“Company Option” means each outstanding option to purchase Company Common Shares whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plan.

Annex A-3

“Company Option Plan” means the Company’s 2011 Equity Incentive Plan.

“Company Optionholder” means a holder of Company Options.

“Company Preferred Shares” means the Company Series A Convertible Preferred Stock, Company Series B Convertible Preferred Stock, Company Series C Convertible Preferred Stock, Company Junior Convertible Preferred Stock, Company Series D Convertible Preferred Stock, Company Series E Convertible Preferred Stock and Company Series E-1 Convertible Preferred Stock.

“Company Voting Preferred Shares” means the Company Series A Convertible Preferred Stock, Company Series B Convertible Preferred Stock, Company Series C Convertible Preferred Stock, Company Series D Convertible Preferred Stock, Company Series E Convertible Preferred Stock and Company Junior Convertible Preferred Stock.

“Company Series A Convertible Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Series B Convertible Preferred Stock” means the Series B Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Series C Convertible Preferred Stock” means the Series C Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Series D Convertible Preferred Stock” means the Series D Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Series E Convertible Preferred Stock” means the Series E Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Series E-1 Convertible Preferred Stock” means the Series E-1 Convertible Preferred Stock, par value $0.0001 per share, with such designations, rights, powers and privileges, and the qualifications, limitations and restrictions thereof as provided in the Company Certificate of Incorporation.

“Company Transaction Expenses” means the aggregate amount of all costs, fees and expenses payable to third parties incurred by or on behalf of the Company Entities at or prior to the Closing in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the Transactions, including the fees and expenses of legal counsel, financial advisors, accountants and other representatives and consultants and expenses to perform audits including with respect to PCAOB standards and quality of earnings reports.

“Company Warrant” means each outstanding warrant for the purchase of Company Shares.

“Company Outstanding Shares” means the total number of Company Common Shares and Company Preferred Shares (on an “as-converted” to Company Common Shares basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of Company Common Shares issued or issuable upon the exercise of all Company Options and the Company Shares underlying the Company Warrants on a net-exercise equivalent basis.

“Company Shares” means the Company Common Shares and the Company Preferred Shares, taken together or individually, as indicated by the context in which such term is used.

“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or other arrangement, understanding or undertaking, whether written or oral, including all amendments and modifications relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject.

Annex A-4

“Debt for Borrowed Money” means, as of the close of Business on the Closing Date (and treating any Indebtedness for borrowed money as then currently due and payable), the aggregate Indebtedness for borrowed money of the Company and the Company Entities, on a consolidated basis, in connection with the items of Indebtedness set forth on Section 1.1 of the Disclosure Schedules under the heading “Debt for Borrowed Money.”

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Schedules” means the Disclosure Schedules delivered in connection with, and constituting a part of, this Agreement.

“Encumbrances” means any charge, community property interest, pledge, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way or right of first refusal; for purposes of clarity, restrictions on transfer of securities absent registration or an appropriate exemption pursuant to applicable securities Law shall not be deemed to be Encumbrances.

“Environmental Laws” mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, recycling, transportation, disposal, arrangement for treatment, storage, recycling, transportation, or disposal, handling or Release of or exposure to any Hazardous Substances (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Substances).

“Equity Value” means $900,000,000 plus the Closing Working Capital Adjustment Amount.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with any Company entity under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FCPA Laws” means the Foreign Corrupt Practices Act of 1977 and any other comparable Law governing corruption of foreign officials, including Laws enacted through or under the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“GAAP” means generally accepted accounting principles as in effect in the United States.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Governmental Order” means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority.

“Hazardous Substances” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, a pollutant, a contaminant or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication and with respect to the Company Entities, all (a) indebtedness for borrowed money (excluding any intercompany obligations among Company Entities for borrowed money and any trade payables), including the PPP Loan; (b) obligations for the deferred purchase price of property or services, excluding trade accounts payable incurred in the ordinary course of business; (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations presented as capital lease liabilities

Annex A-5

on the consolidated balance sheet of the Company Entities or otherwise required to be categorized as such under GAAP; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, in each case to the extent drawn; (g) guarantees made by any Company Entity on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (i) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g), in each case excluding any Company Transaction Expenses or amounts included as current liabilities in the calculation of Closing Net Working Capital Amount; provided that Indebtedness shall not include any insurance claims reserves.

“Intellectual Property” means all intellectual property and industrial property rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all rights with respect to: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority; (c) works of authorship, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; and (g) semiconductor chips and mask works.

“IRS” means the Internal Revenue Service.

“Law” means any law, statute, ordinance, regulation, rule, writ, judgment, Governmental Order or other regulation of any Governmental Authority.

“Leased Real Property” means all of the right, title and interest of the Company Entities under all leases, subleases, licenses, concessions and other agreements, pursuant to which any Company Entity holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.

“Legal Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of the Company Entities or (b) the ability of the Company to consummate the Transactions on a timely basis; provided, however, that “Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) general economic or political conditions or conditions generally affecting the capital, credit or financial markets; (ii) conditions generally affecting the industries in which the Company Entities operate; (iii) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (iv) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic); (v) any failure of the Company Entities to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vi) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of Parent or Merger Sub or any of their respective Affiliates; (vii) any changes in applicable Laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of this Agreement; or (viii) the public announcement, pendency or completion of the Transactions; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii) and (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or

Annex A-6

change has a disproportionate effect on the Company compared to other participants in the industries in which any Company Entity conducts the Business.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration Value” means (a) Equity Value, plus (b) Cash, plus (c) the Aggregate Exercise Price, minus (c) Debt for Borrowed Money.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Capital Market.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, filed with the Secretary of State of the State of Delaware on September 3, 2020.

“Parent Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of Parent.

“Parent Common Stock” means the Class A Common Stock, par value $0.0001 per share, of Parent.

“Parent’s Knowledge” means the actual knowledge of any executive officer or director of Parent.

“Parent Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of Parent or Merger Sub, or (b) the ability of Parent or Merger Sub to consummate the Transactions on a timely basis; provided, however, that “Parent Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) general economic or political conditions or conditions generally affecting the capital, credit or financial markets; (ii) conditions generally affecting the industries in which Parent or Merger Sub operate; (iii) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (iv) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic); (v) any failure of Parent or Merger Sub to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vi) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of the Company Entities or any of their respective Affiliates; (vii) any changes in applicable Laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of this Agreement; or (viii) the public announcement, pendency or completion of the Transactions; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii) and (vii) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Parent or Merger Sub as compared to other similarly situated companies.

“Parent Transaction Expenses” means the aggregate amount of all costs, fees and expenses payable to third parties incurred by or on behalf of Parent, Merger Sub and the Sponsor at or prior to the Closing in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the Transactions, including the fees and expenses of legal counsel, accountants, financial advisors and other representatives and consultants and any deferred underwriting fees and commissions.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Merger Consideration Value” means (i) Merger Consideration Value divided by (ii) the Company Outstanding Shares.

“Per Share Stock Consideration” means a number of shares of Parent Common Stock equal to (a) the Per Share Merger Consideration Value, divided by (b) the Reference Price.

Annex A-7

“Permits” means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority necessary or advisable for the operations of the Business and all pending applications therefor.

“Permitted Encumbrances” means (a) cashiers’, landlords’, mechanics’, materialmen’s, carriers’, workmen s’, repairmen s’, contractors’ and warehousemen’s Encumbrances arising or incurred in the ordinary course of business and for amounts which are not delinquent or are being contested in good faith and which would not, individually or in the aggregate, have a Material Adverse Effect, (b) easements, rights-of-way, restrictions and other similar defects or imperfections of title, charges and encumbrances of record not in the aggregate detracting materially from the use or value of the assets subject thereto, (c) Encumbrances for Taxes not yet due and delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (d) purchase money Encumbrances securing rental payments under capital lease arrangements, (e) leases for Leased Real Property to which a Company Entity is a party, (f) zoning, building codes or other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property or the operation of the Business, (g) nonexclusive licenses of Intellectual Property granted to third parties in the ordinary course of business, and (h) Encumbrances granted to any lender at the Closing in connection with any financing by Parent of the Transactions.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“PPP” means the Paycheck Protection Program set forth in the CARES Act (H.R. 748), including all rules and regulations promulgated in connection therewith.

“PPP Loan” means that certain Note, and all loan documents ancillary thereto, dated as of April 14, 2020, issued by the Company to Western Alliance Bank in connection with the PPP.

“Reference Price” means $10.00.

“Related Parties” means, with respect to a Person, such Person’s current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Repaid Indebtedness” means, as of the close of Business on the Closing Date (and treating any Indebtedness for borrowed money as then currently due and payable), the aggregate Indebtedness for borrowed money of the Company and the Company Entities, on a consolidated basis, in connection with the items of Indebtedness set forth on Section 1.1 of the Disclosure Schedules under the heading “Repaid Indebtedness.”

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Restricted Cash” means any cash which is not freely usable by the Company Entities because it is subject to restrictions, limitations or taxes on use or distribution by law, contract or otherwise including, restrictions on dividends, collateral for letters of credit, repatriations, withholding tax or any other form of restriction, and shall include, for the avoidance of doubt, cash of Metromile Insurance Company; provided, however, that Restricted Cash shall not include any cash or cash equivalents of the Company or the other Company Entities as of immediately prior to the Closing to the extent such cash or cash equivalents are freely usable in the operations of the Surviving Entity to cover day-to-day operations and general working capital requirements of the Surviving Entity following the Closing.

Annex A-8

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Consideration” means a number of shares of Parent Common Stock equal to the quotient of (a)(i) the Merger Consideration Value, minus (ii) the Cash Consideration, divided by (b) the Reference Price.

“Sponsor” means Insurance Acquisition Sponsor II, LLC, a Delaware limited liability company, and Dioptra Advisors II, LLC, a Delaware limited liability company, either taken together or individually as indicated by the context in which such term is used.

“Sponsor Cancelled Shares” means the number of Sponsor Shares to be forfeited to Parent by the Sponsor in accordance with the Cancellation and Vesting Agreement, such number being 1,177,000.

“Sponsor Shares” means the shares of Parent Class B Common Stock held by the Sponsor as of immediately prior to the Closing.

“Stockholders” means the holders of Company Shares.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Systems” means software, servers, sites, circuits, networks, interfaces, platforms, computers, hardware, databases, cable, networking, call centers, equipment and all other technology or infrastructure assets or services.

“Target Net Working Capital Ceiling” means $20,000,000.

“Target Net Working Capital Floor” means $0.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with any taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Trading Day” means any day on which shares of Parent Common Stock are tradeable on the principal securities exchange or securities market on which shares of Parent Common Stock are then traded.

“Transaction Expenses” means, collectively, Company Transaction Expenses and Parent Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger, to occur at or immediately prior to the Closing.

“Treasury Regulations” means the treasury regulations promulgated under the Code, including any temporary regulations.

“Treasury Shares” means any equity interests in Company held in the treasury of Company.

Annex A-9

“Unvested Company Option” means any Company Option (or portion thereof) that is unvested and outstanding immediately prior to the Effective Time.

“U.S. Restricted Person List” means (i) the list of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders list, the Executive Order 13599 list, the Sectoral Sanctions Identification List, the Non-SDN Iran Sanctions List, the Part 561 List, the Non-SDN Palestinian Legislative Council List, and any similar list maintained by the U.S. Department of Treasury, and (ii) the Denied Persons, Entity, and Unverified lists maintained by the U.S. Department of Commerce.

“U.S. Trade Laws” means any U.S. Law of any Governmental Authority concerning the import, export, or re-export of products, technology and/or services, and the terms and conduct of transactions and making or receiving of payments related to such import, export, or re-export, including, but not limited to, as applicable, the Laws administered or enforced by U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, and/or the U.S. Department of Treasury’s Office of Foreign Assets Control.

“Vested Company Option” means any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time.

Section 1.2    Interpretation.

(a)     References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

(b)     A “month” or a “quarter” means a calendar month or quarter (as the case may be).

(c)     References to “$” or “dollars” refer to lawful currency of the United States.

(d)     Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

(e)     The terms “include” and “including” and words of similar import are to be construed as non-exclusive (so that, by way of example, “including” means “including without limitation”).

(f)     Reference to “made available” means a document or other item of information that was provided or made available to Parent and its representatives via electronic communication (including email) or in the electronic “data room” maintained by the Company under the heading “SPAC 2020” located at securedocs.com prior to the date of this Agreement.

(g)     Unless the context of this Agreement otherwise requires (i) words using a singular or plural number also include the plural or singular number, respectively, (ii) the terms “hereof,” “herein,” “hereby” and any derivative thereof or similar words refer to this entire Agreement, (iii) the masculine gender includes the feminine and neuter genders, (iv) any reference to a Law, an agreement or a document will be deemed also to refer to any amendment, supplement or replacement thereof, and (v) whenever this Agreement refers to a number of days, such number refers to calendar days unless such reference specifies Business Days.

(h)     Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

Annex A-10

Section 1.3    Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Term	Section
2021 Equity Incentive Plan	Recital
Additional Shares	Section 2.17(a)
Aggregate Cash Election Amount	Section 2.5(b)(i)
Agreement	Preamble
Audited Financial Statements	Section 3.5(a)
Balance Sheet	Section 3.5(b)
Business	Recital
Cancellation and Vesting Agreement	Recital
Cash Electing Share	Section 2.5(b)(i)
Cash Election	Section 2.5(b)(i)
Cash Fraction	Section 2.5(b)(i)
Certificate of Merger	Section 2.2
Certificates	Section 2.11(a)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Closing Statement	Section 2.14(a)
Company	Preamble
Company Acquisition Proposal	Section 5.12(b)
Company Board Recommendation	Section 3.2(b)
Company Post-Merger D&O Policy	Section 5.7(b)
Company Indemnified Persons	Section 5.7(a)
Company Preferred Stock Conversion	Section 2.5(a)
Company Stockholder Vote	Section 3.2(a)
Company Waiving Parties	Section 8.15(b)
Confidentiality Agreement	Section 5.1
Dissenting Shares	Section 2.7
Effective Time	Section 2.2(b)
Election Date	Section 2.6(c)
Employment Contracts	Section 3.23
ESPP	Recital
Exchange Agent	Section 2.11(a)
Financial Statements	Section 3.5(a)
Form of Election	Section 2.6(b)
Insurance Policies	Section 3.21
Intended Tax Treatment	Recitals
Interim Balance Sheet Date	Section 3.5(a)
Interim Financial Statements	Section 3.5(a)
Interim Period	Section 5.2
Letter of Transmittal	Section 2.11(a)
Liabilities	Section 3.6
Lock-Up Agreements	Recitals
Material Company Software	Section 3.10(f)
Material Contracts	Section 3.13
Merger	Recitals
Merger Payment Schedule	Section 2.14(b)
Merger Sub	Preamble
Minimum Cash Election Condition	Section 2.5(b)(i)
Offer	Recitals

Annex A-11

Term	Section
Organizational Documents	Section 3.1
Other Filings	Section 5.8(a)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Acquisition Proposal	Section 5.12(a)
Parent Board	Recitals
Parent Charter Amendments	Section 5.8(b)
Parent Indemnified Persons	Section 1.1
Parent SEC Documents	Section 4.6(a)
Parent Stockholder Approval	Section 5.8(b)
Parent Stockholders’ Meeting	Section 5.8(a)
Parent Waiving Parties	Section 8.15(a)
Per Share Cash Consideration	Section 2.5(b)(i)
PIPE Investors	Section 5.10(a)
Press Release	Section 5.9
Private Placements	Recitals
Pro Rata Share	Section 2.17(a)
Proxy Statement	Section 5.8(a)
Registration Rights Agreement	Recitals
Registration Shares	Section 5.8(a)
Registration Statement	Section 5.8(a)
Release Date	Section 2.17(b)
Stock Election	Section 2.5(b)(ii)
Stockholder Notice	Section 5.6(b)
Stockholder Support Agreement	Recitals
Subscription Agreements	Section 5.10(a)
Surviving Entity	Section 2.1
Transaction Form 8-K	Section 5.9
Sponsor Support Agreement	Recitals
Voting Matters	Section 5.8(b)
Waived 280G Benefits	Section 5.20

Article II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, pursuant to the provisions of the DGCL, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease in accordance with the provisions of the DGCL. The Company shall be the surviving entity in the Merger and shall continue to exist as a wholly owned Subsidiary of Parent (the “Surviving Entity”). The Merger shall have the effects specified in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest and continue in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

Section 2.2    Certificate of Merger; Closing.

(a)     Closing. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall be held remotely by electronic exchange of deliverables and release of signatures on the date which is two (2) Business Days after the first date on which all conditions set forth in

Annex A-12

Article VI shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b)     Certificate of Merger. Subject to the satisfaction or waiver of all of the conditions set forth in Article VI of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make or cause to be made all other filings or recordings required under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.3    Organizational Documents; Name of Surviving Entity. The corporate bylaws and certificate of incorporation of Merger Sub in the forms attached hereto as Exhibit E, as amended pursuant to the Certificate of Merger, shall be the corporate bylaws and certificate of incorporation of the Surviving Entity and shall continue in full force and effect until further amended in the manner prescribed therein or by the provisions of the DGCL, except that the name of the corporation set forth therein shall be changed to “Metromile Operating Company.”

Section 2.4    Directors and Officers.

(a)     The parties shall take all actions necessary such that the board of directors of the Surviving Entity and the officers of the Surviving Entity as of immediately following the Effective Time shall be comprised of the individuals set forth on Section 2.4(a) of the Disclosure Schedules, each to hold office in accordance with the DGCL and the Organizational Documents of the Surviving Entity until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

(b)     The parties shall cause the Parent Board and the officers of Parent as of immediately following the Effective Time to be comprised of the individuals set forth on Section 2.4(b) of the Disclosure Schedules, each to hold office in accordance with the DGCL and the Organizational Documents of Parent until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

Section 2.5    Effect of Merger.

(a)     The Company shall take all actions necessary to cause each Company Preferred Share that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of Company Common Shares at the then-effective conversion rate as calculated pursuant to the terms of the Organizational Documents of the Company (the “Company Preferred Stock Conversion”). All of the Company Preferred Shares converted into Company Common Shares shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such securities.

(b)     At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion), by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders, each Company Common Share (including Company Common Shares resulting from the Company Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Treasury Shares and other shares to be canceled pursuant to Section 2.5(e)) shall be converted into the right to receive the following:

(i)     if the calculation of the Cash Consideration results in a positive number (the “Minimum Cash Election Condition”) and the holder of such Company Common Share makes a proper and timely election in accordance with Section 2.6 to receive cash with respect to such Company Common Share (a “Cash Election”), which election has not been revoked pursuant to Section 2.6 (each such share, a “Cash Electing Share”), in an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Consideration”), except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value

Annex A-13

(such product, the “Aggregate Cash Election Amount”) exceeds the available Cash Consideration, then each Cash Electing Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and

(ii)     if the holder of such share makes a proper election to receive shares of Parent Common Stock (a “Stock Election”) with respect to such Company Common Share, which election has not been revoked pursuant to Section 2.6, the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in Section 2.6, or if the Minimum Cash Election Condition is not satisfied, the applicable Per Share Stock Consideration.

(c)     Each of the Company Common Shares issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares, Treasury Shares and other shares to be canceled pursuant to Section 2.5(e), but, for the avoidance of doubt, including the Company Common Shares resulting from the Company Preferred Stock Conversion), shall, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Section 2.5 and throughout this Agreement, be canceled and automatically deemed for all purposes to represent the right to receive its allocable portion of the Aggregate Closing Merger Consideration as provided for in Section 2.5(b) and in the Merger Payment Schedule, and each of the Stockholders shall cease to have any other rights as a stockholder of the Company with respect thereto. Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Stockholders in connection with payment of the Aggregate Closing Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Aggregate Closing Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Stockholder, such fraction shall be rounded up to one whole share of Parent Common Stock.

(d)     Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Entity.

(e)     Each Company Share owned by any Subsidiary of the Company and each Treasury Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.6    Consideration Election Procedure.

(a)     On or prior to the Election Date, each Stockholder (i) entitled to receive consideration pursuant to Section 2.5(b) and (ii) who was a Stockholder on the date of the delivery of the Company’s Written Consent solicitation, shall be entitled to specify the number of such holder’s Company Shares with respect to which such holder makes a Cash Election or a Stock Election by complying with the procedures set forth in this Section 2.6. For the avoidance of doubt and notwithstanding anything else to the contrary set forth herein, each Cash Election or Stock Election made pursuant to this Section 2.6 shall be deemed to be made with respect to each applicable Stockholder on an “as-converted” to Company Common Shares basis.

(b)     Not less than twenty (20) days prior to the Election Date, the Company shall mail or otherwise deliver a form of election (the “Form of Election”) to each holder of record (as of such mailing) of Company Shares. Each Stockholder entitled to receive consideration pursuant to Section 2.5(b) shall use the Form of Election to make a Cash Election or a Stock Election. In the event that any such Stockholder fails to make a Cash Election or a Stock Election with respect to any or all Company Shares held or beneficially owned by such holder, then such holder shall be automatically deemed to have made a Stock Election with respect to those shares.

(c)     Any applicable Stockholder’s election pursuant to the Form of Election will be deemed properly made only if the Company or its designated agent has received at its designated office, by 5:00 p.m. (Pacific Time) on the business day that is ten (10) Business Days prior to the date of the Closing Date or such other date as

Annex A-14

Parent and the Company will, prior to the Closing, mutually agree (the “Election Date”), a Form of Election duly, completely and validly executed and accompanied by (i) Certificates to which such Form of Election relates or (ii) in the case such shares are uncertificated, any additional documents required by the procedures set forth in the Form of Election, and in each case, together with any additional documents required by the procedures set forth in the Form of Election.

(d)     Any election made pursuant to this Section 2.6 will have been properly made only if the Company will have actually received a properly completed Form of Election prior to the Election Date. Any Form of Election may be revoked or changed by the person submitting it, by written notice received by the Company prior to the Election Date. In the event a Form of Election is validly revoked prior to the Election Date, the holder of the Company Shares represented by such Form of Election shall be deemed to have made a Stock Election with respect to those shares, except to the extent a subsequent election is properly made prior to the Election Date. Any Cash Election or Stock Election as of the Election Date is final and irrevocable, unless (i) otherwise consented to in writing by the Company (which such consent may, in the Company’s sole discretion, be provided or denied), or (ii) this Agreement is validly terminated in accordance with Article VII, in which case all Cash Elections and Stock Elections shall automatically be revoked concurrently with the termination of this Agreement. Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election or a Stock Election is validly made or deemed to be made with respect to any Company Common Shares (or Company Preferred Shares on an “as-converted” to Company Common Share basis), no further registration of transfers of such shares shall be made on the stock transfer books of the Company until the Closing, unless and until such Cash Election or Stock Election is validly revoked in accordance with this Section 2.6.

(e)     The determination of the Company shall be final, conclusive and binding in the event of ambiguity or uncertainty as to whether or not a Cash Election or a Stock Election has been properly made or revoked pursuant to this Section 2.6. None of Parent, Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election.

Section 2.7    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.6, Company Shares issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Company Shares in accordance with Section 262 of the DGCL (such Company Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Company Shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only receive payment of the appraised value of such Company Shares held by them in accordance with the provisions of Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Aggregate Merger Consideration, if any, to which such holder is entitled pursuant to Section 2.7, without interest thereon. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Company Shares, any written withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.8    Withholding Rights. Each of the Exchange Agent, Parent, the Company, Merger Sub or anyone acting on their behalf shall be entitled to deduct and withhold from the payment of any Aggregate Merger Consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of any such payment under any applicable tax Law. Any sum which is withheld as permitted by this Section 2.8 shall be timely remitted to the appropriate Governmental Authority. To the extent that amounts are so withheld and paid to the proper Governmental Authority pursuant to any applicable tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Annex A-15

Section 2.9    Treatment of Options.

(a)     Vested Company Options. As of the Effective Time, all Vested Company Options shall, automatically and without any required action on the part of any Company Optionholder or beneficiary thereof, be converted into a number of vested restricted stock units denominated in shares of Parent Common Stock (“Parent Vested RSUs”). The number of Parent Vested RSUs received by a holder of Vested Company Options shall equal such holder’s Aggregate Option Spread divided by the Reference Price, rounded down to the nearest whole share. The “Aggregate Option Spread” shall equal the product of (A) the excess, if any, of (i) the Per Share Merger Consideration Value over (ii) the exercise price per Company Common Share subject to such Vested Company Option, multiplied by (B) the number of Company Common Shares subject to such Vested Company Option. The Parent Vested RSUs shall be granted as soon as practicable following effective registration of shares of Parent Common Stock to be issued under the 2021 Equity Incentive Plan on a Form S-8 registration statement (or other appropriate form). Each Parent Vested RSU shall entitle the holder thereof to receive one share of Parent Common Stock that shall be delivered, subject to any applicable tax or withholding obligations, as soon as practicable following the expiration of any applicable Lock-Up Agreement(s), but in no event later than December 31, 2021.

(b)     Unvested Company Options. At the Effective Time, all Unvested Company Options shall, automatically and without any required action on the part of any Company Optionholder or beneficiary thereof, be converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). For each Converted Option, (i) the number of shares of Parent Common Stock subject to each such Converted Option shall equal the product (rounded down to the nearest whole share) of (A) the total number of Company Common Shares subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (B) the Per Share Stock Consideration, and (ii) the exercise price per share of Parent Common Stock shall equal the quotient (with the result rounded up to the nearest whole cent) of (A) the exercise price per Company Common Share of such Unvested Company Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration; provided, however that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Code Section 409A; provided further that in the case of any Unvested Company Option to which Code Section 422 applies, the exercise price and the number of shares Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Code Section 424(a). Except as expressly provided in the foregoing sentence, each such Converted Option shall be subject to the same terms and conditions, including the applicable vesting schedule, as applied to the corresponding Unvested Company Option immediately prior to the Effective Time. The Converted Options shall be granted as soon as practicable following effective registration of shares of Parent Common Stock to be issued under the 2021 Equity Incentive Plan on a Form S-8 registration statement (or other appropriate form).

Section 2.10    Company Warrants. Immediately prior to and conditioned upon the consummation of the Merger, each Company Warrant shall either (a) automatically, and without any required action on the part of the holder of the Company Warrant or beneficiary thereof or (b) at the election of the holder of such Company Warrant, be exercised into a number of Company Shares in accordance with the terms of the warrant agreement amendment applicable to such Company Warrant (each, a “Warrant Agreement Amendment”) and the information set forth in the Merger Payment Schedule. The Company Warrants converted into Company Shares shall no longer be outstanding and shall cease to exist, and the holder of each Company Warrant shall thereafter cease to have any rights with respect to such securities and become a Stockholder for all purposes of this Agreement.

Section 2.11    Surrender and Payment.

(a)     Following the date hereof and prior to the Effective Time, Parent shall, appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in the Merger. At or before the Effective Time, Parent shall deposit with the Exchange Agent (i) a cash amount in immediately available funds equal to the Cash Consideration and (ii) the number of shares of Parent Common Stock equal to the Stock Consideration. Promptly after the appointment of the Exchange Agent, Parent shall cause the Exchange Agent to mail to each holder of record of Company Shares as of immediately prior to the Effective Time entitled to receive Aggregate Merger Consideration pursuant to Section 2.5, a letter of transmittal (which shall be in the form and substance reasonably acceptable to Parent and the Company) (a “Letter of Transmittal”) and which shall (i) have customary representations and warranties as to title, authorization, execution and delivery, (ii) have a customary release of all claims against Parent and the Company arising out of or related to such holder’s ownership of

Annex A-16

Company Shares, (iii) specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”), to the extent such Company Shares are certificated, shall pass, only upon proper delivery of the Certificates to the Exchange Agent, (iv) include instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal and (v) permit each Stockholder to allocate, on a share-by-share or “block” basis, those Company Shares exchanged for such holder’s share of the Cash Consideration.

(b)     Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (to the extent such Company Shares are or were certificated), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and Parent shall direct the Exchange Agent to deliver the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, in accordance with the provisions of Section 2.5 and Section 2.6, and the Certificate(s) so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.11, each Certificate entitled to receive the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, in accordance with Section 2.5 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Stock Consideration or the Per Share Cash Consideration, as applicable, that such holder is entitled to receive in accordance with the provisions of Section 2.5.

(c)     Adjustments. The Per Share Stock Consideration and the Per Share Cash Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.

(d)     Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to Stockholders for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Stockholders who have not theretofore complied with this Section 2.11 shall thereafter look only to Parent for the Per Share Stock Consideration and/or the Per Share Cash Consideration, as applicable. Any portion of the Exchange Fund remaining unclaimed by Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e)     No Liability. None of the Exchange Agent, Parent or the Surviving Entity shall be liable to any holder of Company Shares (including Company Common Shares resulting from the conversion of Company Preferred Shares and the Company Warrants) for any such Company Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 2.11.

(f)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed acceptable to the Exchange Agent, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 2.5 and Section 2.6(b).

Section 2.12    Taking of Necessary Action; Further Action. If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company or Merger Sub, the officers and board of directors of the Surviving Entity will be fully authorized in the name of the Company or Merger Sub, as the case may be, to take and shall take any and all such lawful and necessary action.

Section 2.13    Closing

Section 2.14    Statement; Merger Payment Schedule.

(a)     At least five (5) Business Days preceding the Closing Date, the Company shall provide to Parent a written statement, signed by a financial officer of the Company (the “Closing Statement”), setting forth (a) the Company’s good faith estimate, together with related supporting calculations and work papers and back-up materials

Annex A-17

relating thereto, of the consolidated balance sheet of the Company Entities as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date and the amount of Company Transaction Expenses, including by category those that have been paid or are to be paid prior to the Closing, those that are to be paid as part of the Closing pursuant to Section 2.15 and those that are expected to otherwise remain unpaid as of the close of business on the Closing Date and satisfied thereafter in accordance with their terms and (b) calculations of Repaid Indebtedness, Merger Consideration Value, Cash Consideration and the Closing Working Capital Adjustment Amount based on such estimates. The Closing Statement and all components thereof shall be prepared in accordance with this Agreement (including the mathematical principles, policies and methodologies used in, the calculation of the sample Working Capital Amount as set forth on Annex A hereto). The Company shall provide Parent and its representatives with reasonable access during normal business hours to the relevant books, records and finance personnel of the Company to enable Parent and its representatives to review and analyze the Closing Statement and the components thereof. The Parties shall meet and confer regarding the Closing Statement and the components thereof no later than the third (3rd) Business Day prior to the Closing Date, and shall make such changes thereto as the Parties may mutually and in good faith agree, and the Closing Statement as so mutually agreed shall be the “Closing Statement” hereunder. If (i) there is a dispute between the parties regarding the Closing Statement that is not resolved prior to the Closing Date, (ii) the Closing Net Working Capital Amount set forth in the Closing Statement as delivered by the Company is within $1,000,000 of the Target Net Working Capital Ceiling or Target Net Working Capital Floor, and (iii) the net amount in dispute exceeds $1,000,000, then Parent shall have the unilateral option to delay the Closing for up to a ten (10)-day period (including for such purposes past the Outside Date, and any such delay period shall suspend the application of the Outside Date until the expiration of such delay period) for Parent and the Company to have an opportunity to resolve and settle all then remaining disputes, and the parties shall reasonably and in good faith work together to resolve and settle such disputes, time being of the essence in respect thereof; provided, however that if the parties shall fail to resolve and settle all such disputes by the end of such ten (10)-day period after complying with their obligations under this Section 2.13, the Closing Statement as prepared by the Company (and revised to reflect any matters agreed to by the parties in the interim) shall be the “Closing Statement” hereunder without any further delay in the Closing Date.

(b)     Merger Payment Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule (the “Merger Payment Schedule”) that is true, correct and consistent with the Forms of Election received by the Company or its designated agent pursuant to Section 2.6 showing (i) the percentage allocation of the Stock Consideration to each of the Stockholders at the Closing and the corresponding number of shares of Parent Common Stock to be issued to each Stockholder in accordance with Section 2.5 and the Organizational Documents of the Company, (ii) the Per Share Cash Consideration to be paid to each of the Stockholders in accordance with Section 2.5 and the Organizational Documents of the Company, (iii) with respect to each Stockholder as of immediately prior to the Closing, the Pro Rata Share of the Additional Shares. The Merger Payment Schedule shall also include (A) the name of each Company securityholder and (B) the number and type of Company Shares, Company Options and Company Warrants held by each holder thereof. For the avoidance of doubt, in no event shall the cash payable by Parent or any other person in respect of Company Shares pursuant to the terms of this Agreement exceed the Cash Consideration and the Merger Payment Schedule shall reflect the same.

Section 2.15    Deliveries and Proceedings at Closing. Subject to the terms and conditions of this Agreement, at the Closing:

(a)     The Company shall deliver or cause to be delivered to Parent and Merger Sub (i) the final Merger Payment Schedule; and (ii) the certificates and other documents required to be delivered pursuant to Section 6.2; and

(b)     Parent and Merger Sub shall deliver or cause to be delivered (i) the certificates and other documents required to be delivered pursuant to Section 6.3, (ii) the Aggregate Closing Merger Consideration to the Exchange Agent for the account and benefit of the Stockholders in accordance with this Agreement, together with any notices and documentation necessary or appropriate in connection therewith (including the Merger Payment Schedule), and (iii) the aggregate amount of the Company Transaction Expenses to the applicable third parties as directed by the Company in writing prior to the Closing.

Section 2.16    Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common

Annex A-18

Shares or Company Preferred Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, in accordance with the provisions of Section 2.5.

Section 2.17    Additional Shares Earnout.

(a)     From and after the Closing until the Release Date (as defined below), after the satisfaction of the threshold set forth in Section 2.17(b), Parent shall issue and cause to be delivered to the Stockholders as of immediately prior to the Effective Time a total of ten million (10,000,000) newly issued shares of Parent Common Stock, fully paid and free and clear of all Encumbrances other than applicable securities Law restrictions (such Parent Common Stock, together with any equity securities into which such shares are exchanged or converted, and any additional shares issued in lieu of fractional shares pursuant hereto, the “Additional Shares”). The Additional Shares shall be allocated among the Stockholders, as of immediately prior to the Effective Time, based on the proportion of each Stockholder’s Company Shares as of immediately prior to the Effective Time relative to the aggregate of all Company Shares held by all Stockholders as of immediately prior to the Effective Time (the “Pro Rata Share”); provided that in furtherance of the foregoing Parent agrees that to the extent a fractional share of Parent Common Stock is issuable as part of the allocable Additional Shares to a Stockholder after aggregating all fractional shares of Parent Common Stock that otherwise would be allocable to such Stockholder in respect of his, her or its Additional Shares, such fraction shall be rounded up to one whole share of Parent Common Stock.

(b)     The Additional Shares shall be issued to the Stockholders as of immediately prior to the Effective Time in accordance with their Pro Rata Share, if at any time during the twenty-four (24) months following the Closing (the end of such period, the “Release Date”) the closing share price of the Parent Common Stock is greater than $15.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period.

(c)     The Parent Common Stock price target in Section 2.17(b) shall be equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Parent Common Stock after the date of this Agreement (other than in respect of issuances of Parent Common Stock in connection with (i) any equity financing by Parent or (ii) the payment of the Aggregate Merger Consideration.

(d)     In the event of the satisfaction of the threshold set forth in Section 2.17(b) on or prior to the Release Date, as soon as practicable (but in any event within five (5) Business Days) after such satisfaction, Parent shall issue to each Stockholder the Pro Rata Share of the Additional Shares to be issued to such Stockholder (provided that such Stockholder has previously delivered a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Exchange Agent may reasonably require in connection therewith).

(e)     In the event of the failure of the satisfaction of the threshold set forth in Section 2.17(b) on or prior to the Release Date, no Additional Shares will be issued to the Stockholders pursuant to this Section 2.17.

(f)     Following the Closing, including during the twenty-four (24) months following the Closing, Parent and its Subsidiaries, including the Company Entities, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Additional Shares have been met, and none of the Stockholders will have any right to claim the loss of all or any portion of the Additional Shares or other damages as a result of such decisions.

(g)     If, during the twenty-four (24) months following the Closing, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price equal to or in excess of the Reference Price (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Parent Common Stock after the date of this Agreement) (an “Acceleration Event”), then the Additional Shares shall be issued to the Stockholders effective as of immediately prior to the consummation of such Change of Control, or otherwise treated as so released in connection therewith, so as to ensure that the recipients of such Additional Shares shall receive such Additional Shares in connection with such Change of Control. “Change of Control” shall mean any transaction or series of related transactions the result

Annex A-19

of which is the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of (i) direct or indirect beneficial ownership of securities of Parent representing 50% or more of the combined voting power of the then outstanding securities of Parent, whether by acquisition, merger, consolidation, reorganization or other business combination, however effected, other than any such transaction (or series of related transactions) in which the equity holders of Parent as of immediately prior thereto continue to hold, after giving effect thereto, in each case directly or indirectly, more than 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (ii) all or substantially all of the assets of Parent.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing Date (or, if representations and warranties are made with respect to a certain date, as of such date) as follows:

Section 3.1    Organization and Qualification; Subsidiaries. Each Company Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full corporate or limited liability company, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business. Section 3.1 of the Disclosure Schedules sets forth each Company Entity, its jurisdiction of organization, its directors and officers, and each jurisdiction in which such Company Entity has a Permit and is qualified to do business. Each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of the Business makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 3.1 of the Disclosure Schedules, the Company owns all of the outstanding equity interests of its Subsidiaries, free and clear of all Encumbrances, and there are no derivative securities or commitments to issue derivative securities in respect of such Subsidiaries. The Company does not own or have any ownership interest in any other Person other than such Subsidiaries. True and complete copies of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and any other similar governing documents, each as amended to date (together, the “Organizational Documents”) of each Company Entity, have been made available to Parent.

Section 3.2    Authority; Board Approval.

(a)     Except as set forth on Section 3.2(a) of the Disclosure Schedules, the Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and the Transactions by the affirmative vote or consent of (i) the majority of the holders of the Company Common Shares and Company Preferred Shares, voting together as a single class, and (ii) at least sixty percent (60%) of the holders of the Company Voting Preferred Shares, voting together as a single class, in accordance with the Organizational Documents of the Company (collectively, the “Company Stockholder Vote”), to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party and the consummation by the Company of the Transactions have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other Transactions, subject only, in the case of consummation of the Merger, to the receipt of the Company Stockholder Vote. The Company Stockholder Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements, convert the Company Preferred Shares into Company Common Shares, and approve the Merger and consummate the Merger and the other Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each other party hereto, constitutes, or will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by (i) any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally, and (ii) as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at Law or in equity). When each Ancillary Agreement to which the Company is or will be a party has been duly executed and delivered

Annex A-20

by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (i) any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally, and (ii) as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).

(b)     The Company Board, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified in any way adverse to Parent or Merger Sub, has, as of the date hereof (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of, the Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Stockholders for adoption, and (iv) resolved to recommend that the Stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”).

Section 3.3    No Conflict; Consents. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.3 of the Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the Transactions, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) subject to, in the case of the Merger, obtaining the Company Stockholder Vote, conflict with or result in a violation or breach of, or default under, the Organizational Documents of the Company; (ii) subject to, in the case of the Merger, obtaining the Company Stockholder Vote conflict with or result in a violation or breach of any provision of any applicable Law or Governmental Order applicable to the Company; (iii) require the consent or notice by any Person under, conflict with, result in a material violation or material breach of, constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a material default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Material Contract or any Permit affecting the properties, assets or Business; or (iv) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of any Company Entity, except, with respect to the foregoing clauses (ii), (iii) and (iv), as would not reasonably be expected to have a Material Adverse Effect on the Company Entities, taken as a whole.

Section 3.4     Capitalization.

(a)     Section 3.4(a) of the Disclosure Schedules sets forth, as of the date hereof, (i) the authorized capital stock of the Company, (ii) the number, class and series of Company Shares owned by Stockholder, together with the name of each registered holder thereof, (iii) a list of all holders of outstanding Company Options, including the number of Company Common Shares subject to each such Company Option, the grant date, and exercise price for such Company Option, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires, and (iv) a list of all holders of outstanding Company Warrants, including the number of Company Shares subject to each such Company Warrant, the grant date, and exercise price for such Company Warrant, the extent to which such Company Warrant is vested and exercisable and the date on which such Company Warrant expires. Each Company Option was granted in accordance with the Company Option Plan with an exercise price per share that (A) is equal to or greater than the fair market value of the underlying shares on the date of grant or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treas. Reg. Section 1.409A-1 (b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and has a grant date identical to the date on which Company Board or its compensation committee actually awarded the Company Option. The Company has provided or made available to Parent (or Parent’s representatives) true and complete copies of the standard form of option agreement and any stock option agreements that materially differ from such standard form.

(b)     Except for currently outstanding Company Options which have been granted to employees, consultants or directors pursuant to the Company Option Plan, a reservation of Company Common Shares for direct issuances or purchase upon exercise of Company Options under the Company Option Plan, the Company Warrants or as disclosed on Section 3.4(b) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other

Annex A-21

similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Common Shares.

(c)     All issued and outstanding Company Shares are, and all Company Shares which may be issued pursuant to the exercise of Company Options and Company Warrants, when issued in accordance with the terms of the Company Options and the Company Warrants, respectively, will be (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Organizational Documents of the Company or any agreement to which the Company is a party; and (iii) free of any Encumbrances. All issued and outstanding Company Shares, Company Options and Company Warrants were issued in compliance with applicable Law.

(d)     Except as set forth on Section 3.4(d) of the Disclosure Schedules, no outstanding Company Shares are subject to vesting or forfeiture rights or repurchase by a Company Entity. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to any Company Entity or any of its securities.

(e)     All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Organizational Documents of the Company then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.

(f)     To the Company’s Knowledge, the Company is not subject to Section 2115 of the California Corporations Code based on the addresses of the Stockholders of the Company as listed on the books and records of the Company, as of the date hereof.

Section 3.5     Financial Statements.

(a)     Section 3.5(a) of the Disclosure Schedules sets forth the Company’s (i) audited consolidated financial statements consisting of the balance sheet of the Company Entities as of December 31 in each of the years 2018 and 2019 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended (the “Audited Financial Statements”), (ii) unaudited financial statements consisting of the consolidated balance sheet of the Company Entities as of September 30, 2020 (the “Interim Balance Sheet Date”) and the related consolidated statements of operations for the nine (9)-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b)     The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and reclassifications and the absence of statement of cash flows and notes and other presentation items. The Financial Statements are based on the books and records of the Company Entities, and fairly present in all material respects the financial condition of the Company Entities as of the respective dates they were prepared and the results of the operations of the Company Entities for the periods indicated. The balance sheet of the Company Entities as of December 31, 2019 is referred to herein as the “Balance Sheet.” The Company Entities maintain a standard system of accounting established and administered in accordance with GAAP.

(c)     Except as set forth in Section 3.5(b) of the Disclosure Schedules, the Company Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) all assets, liabilities and transactions are accurately and timely recorded in all material respects and as necessary to permit preparation of audited financial statements and to maintain accountability for the assets and (ii) transactions are executed and access to records is permitted only in accordance with management’s authorization.

(d)     Except as set forth on Section 3.5(c) of the Disclosure Schedules, (i) all representations and certifications made by the Company to lenders or any Governmental Authority in connection with the PPP Loan were accurate, true and correct in all respects when made and (ii) the Company used the proceeds of the PPP Loan solely for the allowable uses set forth in the PPP.

Annex A-22

Section 3.6    Undisclosed Liabilities. Except as set forth in Section 3.6 of the Disclosure Schedules, the Company Entities have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth on a balance sheet of the Company Entities prepared in accordance with GAAP, consistently applied, except those (a) which are adequately reflected or reserved against in the Financial Statements, (b) which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, or (c) which are Liabilities of future performance under Contracts (none of which results from or arises out of any breach of or default under any Contract).

Section 3.7    Absence of Certain Changes or Events. Except as set forth in Section 3.7 of the Disclosure Schedules, since December 31, 2019 and prior to the date of this Agreement, except as otherwise reflected in the Financial Statements or as expressly contemplated by this Agreement, (a) the Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (b) the Company has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of their respective material assets (including Company Intellectual Property) other than revocable non-exclusive licenses (or sublicenses of Company Intellectual Property granted in the ordinary course of business), (c) there has not been any event, occurrence or development that has had or would be reasonably expected to have a Material Adverse Effect and (d) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2.

Section 3.8     Title; Leased Real Property.

(a)     No Company Entity owns a freehold estate in any real property.

(b)     The Company Entities have good and valid title to, or a valid leasehold interest in, as applicable, all Leased Real Property and material tangible personal property and other material assets reflected in the Interim Balance Sheet, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for Permitted Encumbrances.

(c)     Section 3.8(c) of the Disclosure Schedules lists with respect to each Leased Real Property of the Company Entities as of the date hereof (i) the street address; (ii), the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. With respect to the Leased Real Property, the Company has delivered or made available to Parent true, complete and correct copies of the lease agreement associated with each Leased Real Property location. Each of the Company Entities is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property, and the Company Entities do not occupy or make use of any real property other than the Leased Real Property. The Company’s use and operation of the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. To the Company’s Knowledge, there are no Legal Proceedings pending nor threatened against or adversely affecting the Leased Real Property in the nature or in lieu of condemnation or eminent domain proceedings.

Section 3.9    Condition of Assets Except as set forth in Section 3.9 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property (in each case, excluding used car inventory) of the Company Entities are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, in each case in all material respects and excluding ordinary wear and tear, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property (in each case, excluding used car inventory) is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 3.10    Intellectual Property.

(a)     Section 3.10(a) of the Disclosure Schedules lists all Company IP Registrations as of the date hereof, indicating as to each item other than domain names as applicable: (a) the owner; (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c) the respective issuance, registration, or application number of the item, and (d) the dates of application, issuance or registration of the item. All material filings and fees required to maintain the Company IP Registrations that have

Annex A-23

or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing.

(b)     Section 3.10(b) of the Disclosure Schedules lists all Company IP Agreements in effect as of the date hereof that are (i) material licenses of Company Intellectual Property granted by the Company Entities to a third party other than in the ordinary course of business, or (ii) licenses of Intellectual Property granted by a third party to the Company Entities, other than in the ordinary course of business, that are material to the Company Entities taken as a whole. Each Company IP Agreement set forth on Section 3.10(b) of the Disclosure Schedules is, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity), valid and binding on the Company Entities in accordance with its terms and is in full force and effect. Neither a Company Entity nor to the Company’s Knowledge any other party thereto is in breach of or default under, or has provided or received in the last two (2) years any written notice of breach or default of or any intention to terminate, any such Company IP Agreement, except as would not reasonably be expected to be material to the Company Entities, taken as a whole.

(c)     Except as set forth in Section 3.10(c) of the Disclosure Schedules, a Company Entity is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the material items of Company Intellectual Property, in each case, free and clear of Encumbrances other than Permitted Encumbrances and, to the Company’s Knowledge, has the right to use all other material items of Intellectual Property used in the conduct of the Business. Without limiting the generality of the foregoing, the Company Entities have entered into written agreements with every current and former employee who has created material items of Intellectual Property for the Company Entities, and with every current and former independent contractor who has created material items of Intellectual Property for the Company Entities, whereby such employees and independent contractors assign to the Company Entities any ownership interest and right they may have in such Company Intellectual Property.

(d)     Each Company Entity’s rights in the Company Intellectual Property are subsisting and, to the Company’s Knowledge, each Company Entity’s rights in the Company IP Registrations, other than pending applications, are valid and enforceable. The Company Entities have taken commercially reasonable steps to maintain their rights in the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, in each case except as would not reasonably be expected to be material to the Company Entities, taken as a whole.

(e)     To the Company’s Knowledge, in the last two (2) years, (i) the conduct of the Business, and the products, processes and services of the Company Entities, have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect, and (ii) no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property in any material respect.

(f)     Except as set forth in Section 3.10(f) of the Disclosure Schedules, no computer software owned, purported to be owned, or developed by or for a Company Entity for use in the Business uses or incorporates any software subject to open source, “copyleft” or similar licensing terms, including the GNU General Public License, in each case in a manner that has required (i) items of software that embody Company Intellectual Property and are material to the Company Entities taken as a whole (“Material Company Software”) be made freely available in the public domain in source code form, or (ii) the free licensure of such Material Company Software or public disclosure of the source code of such Material Company Software to other Persons.

(g)     Except as set forth in Section 3.10(g) of the Disclosure Schedules, there are no material Legal Proceedings (including any oppositions, interferences or re-examinations) settled within the last two (2) years, pending or, to the Company’s Knowledge, threatened in writing: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by a Company Entity; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company Entities’ rights with respect to any Company Intellectual Property, other than ordinary-course prosecution of Company IP Registrations; or (iii) by the Company Entities alleging any infringement, misappropriation, dilution or violation by any Person

Annex A-24

of the Company Intellectual Property. To the Company’s Knowledge, the Company Entities are not subject to any Governmental Order that does or would restrict or impair the use of any Company Intellectual Property in any material respect.

Section 3.11    Privacy and Data Security.

(a)     Except as forth in Section 3.11(a) of the Disclosure Schedules, each Company Entity is and has been in material compliance with (i) Laws requiring it to have a privacy policy regarding the collection, use and disclosure of personal information in connection with the operation of the Business in such Company Entity’s possession, custody or control, or otherwise held or processed on its behalf and such Company Entity, (ii) such privacy policy and (iii) all Laws requiring such Company Entity to post such privacy policy in a clear and conspicuous location on public websites owned or operated by such Company Entity.

(b)     Except as forth in Section 3.11(b) of the Disclosure Schedules, each Company Entity has in the past two (2) years complied in all material respects with all applicable Laws governing the collection, retention, use and protection of personal information in any Company Entity’s possession, custody or control.

(c)     Each Company Entity is in material compliance with the terms of all Material Contracts to which such Company Entity is a party governing data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage or safeguarding of personal information in any Company Entity’s possession, custody or control), if any.

(d)     No Person (including any Governmental Authority) has, in the past two (2) years, (i) commenced any Legal Proceeding about which the Company would reasonably be expected to have Knowledge relating to any Company Entity’s information privacy or data security practices with respect to personal information of consumers in any Company Entity’s possession, custody or control, including with respect to the access, disclosure or use of personal information of consumers maintained by or on behalf of any Company Entity, or (ii) to the Company’s Knowledge, threatened any such Legal Proceeding, or made any complaint or investigation relating to such practices.

(e)     The execution, delivery and performance of this Agreement and the consummation of the Transactions will not violate the privacy policy of any Company Entity as it currently exists.

(f)     The Company Entities have established and implemented commercially reasonable policies, programs and procedures, including administrative, technical and physical safeguards designed to protect the confidentiality, integrity and security of personal information in their respective possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.

(g)     Except as forth in Section 3.11(g) of the Disclosure Schedules, to the Company’s Knowledge, no Company Entity has in the past two (2) years experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any personal information in the possession, custody or control of any Company Entity or otherwise held or processed on its behalf except as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

Section 3.12    Software and IT.

(a)     The Company Entities’ Systems are reasonably sufficient in all material respects for the current needs of the Business, including as to capacity, scalability, and ability to process current peak volumes in a timely manner. The Company Entities’ Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all material software, in each case as necessary for the conduct of the Business, except as would not reasonably be expected to be material to the Company Entities, taken as a whole.

(b)     To The Company’s Knowledge, in the last two (2) years, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other material adverse event affecting any of the Company Entities’ Systems, in each case that has caused or would reasonably be expected to cause any: (i) substantial disruption of or interruption in the conduct of the Business of the Company Entities; (ii) substantial loss, destruction, damage or harm of any Company Entity or any of their Business or operations, personnel, property or other assets; or (iii) material liability of any kind to the Company Entities or their Business. Each Company Entity has taken commercially reasonable actions to protect the integrity and security of the Company Entities’ Systems and the data and other information stored thereon.

Annex A-25

(c)     The Company Entities maintain commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities, and act in material compliance therewith.

Section 3.13    Contracts. Section 3.13 of the Disclosure Schedules sets forth a complete and accurate list of all of the following Contracts to which any Company Entity is a party or by which it is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Leased Real Property disclosed in Section 3.8 of the Disclosure Schedules, all Company IP Agreements as set forth in Section 3.10(b) of the Disclosure Schedules, and all Contracts falling into the following categories and entered into by a Company Entity after the date hereof in accordance with Section 5.2, being “Material Contracts”):

(a)     Contracts for the sale or purchase of any of products or services of any Company Entity which provides for payments by or to such Company Entity in excess of $500,000 during calendar year 2019 or that are expected to involve more than such amount in calendar year 2020 (other than purchase orders entered into or issued in the ordinary course of business);

(b)     Contracts for the grant to any Person of any most-favored nations, or exclusive rights to purchase any of such products or services (other than in the ordinary course of business);

(c)     Contracts for joint ventures, partnerships or sharing of profits, and Contracts for material joint or shared marketing activities or expenses;

(d)     Contracts containing covenants obligating a Company Entity not to compete in any line of business or with any Person in any geographical area;

(e)     Contracts containing covenants obligating a Company Entity not to solicit or hire any Person with respect to employment (other than Contracts with contractor agencies or otherwise in the ordinary course of business);

(f)     Contracts relating to the acquisition or disposition by a Company Entity (by merger, purchase of stock or assets or otherwise) of any material line of business or a material amount of stock or assets (other than Contracts to purchase inventory in bulk in the ordinary course of business), in each case if entered into in the past three (2) years, or under which any Liabilities remain outstanding;

(g)     Contracts evidencing Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(h)     except for standard indemnification provisions in Contracts entered in the ordinary course of business with third persons, any Contract under which any Company Entity is required to provide material continuing indemnification or a similar guarantee of obligations of any Person (other than another Company Entity) or the assumption of any Tax, environmental or other Liability of any Person;

(i)     any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or executive officers and such advance or loan remains outstanding;

(j)     any Contract between any Company Entity, on the one hand, and any of their respective directors or executive officers, on the other hand (other than indemnification agreements that have been made available to Parent, or Contracts made pursuant to the terms of a Benefit Plan that has been made available to Parent);

(k)     all Employment Contracts which are not cancellable without material penalty or without more than thirty (30) days’ notice (other than offer letters that do not deviate in any material respect from the standard offer letter provided to Parent);

(l)     Contracts with independent contractors or consultants that require annual cash payments in excess of $150,000 to which a Company Entity is a party and which are not cancellable without material penalty or without more than thirty (30) days’ notice;

(m)     collective bargaining or similar labor agreements;

(n)     any Contract with a Governmental Authority;

(o)     any Contract with a re-insurer;

Annex A-26

(p)     any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $150,000 individually or $300,000 in the aggregate, during any twelve (12)-month period; and

(q)     any other Contract that is material to any Company Entity, provides for consideration in excess of $500,000 annually or $700,000 in the aggregate and is not previously disclosed pursuant to this Section 3.13, Section 3.8 or Section 3.10(b) (other than purchase orders entered into or issued in the ordinary course of business).

Except as set forth in Section 3.13, Section 3.8 or Section 3.10(b) of the Disclosure Schedules, each Material Contract is valid, binding and enforceable on the applicable Company Entity in accordance with its terms, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) applicable equitable principles (whether considered in a proceeding at Law or in equity). None of the Company Entities or, to the Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any material benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto) have been made available to Parent.

Section 3.14    Litigation. Except as set forth in Section 3.14 of the Disclosure Schedules, there are no Legal Proceedings (which excludes, for the purposes of this Section 3.14, any claims or coverage disputes relating to automobile policies issued by the Company Entities) pending or, to the Company’s Knowledge, threatened in writing (a) against a Company Entity (or, to the Company’s Knowledge, against any of the officers or directors of any Company Entity related to their business duties, which interfere with their business duties, or as to which any Company Entity has any indemnification obligations), in each case which would reasonably be expected to result in Liabilities to such party in excess of $20,000; or (b) against or by a Company Entity that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, at Law, in equity or otherwise. Except as set forth in Section 3.14 of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Company Entity or any of its properties or assets. Each Company Entity is in compliance with the terms of each applicable Governmental Order set forth in Section 3.14 of the Disclosure Schedules.

Section 3.15    Compliance with Laws; Permits.

(a)     Each Company Entity is now, and for the past three (3) years has been, in compliance in all respects with all Laws (including any regulatory or licensing requirements in respect of insurance) applicable to it and its Business, except for such non-compliance that has not been and would not reasonably be expected to be material to the Company Entities, taken as a whole. No Company Entity has made voluntary disclosures under any FCPA Laws or U.S. Trade Laws, or received written notice of any violations or enforcement actions or threats of enforcement actions against it under any FCPA Laws or U.S. Trade Laws. All Permits required for each Company Entity to conduct its Business have been obtained by it and are valid and in full force and effect, except as would not reasonably be expected to be material to the Company Entities, taken as a whole. No Company Entity, Affiliate, or to the Company’s Knowledge, any employee of a Company Entity or Affiliate or any other Person acting for or on behalf of a Company Entity, is or has been at any time during the past three (3) years, a Person, or owned or controlled by a Person that is or was identified on any U.S. Restricted Person List or any other comparable list of Persons subject to trade restrictions and/or sanctions imposed or administered by a Government Authority.

(b)     Section 3.15(b) of the Disclosure Schedules lists all current Permits issued to a Company Entity. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.15(b) of the Disclosure Schedules, except as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.

Annex A-27

Section 3.16    Environmental Matters. Except as set forth in Section 3.16 of the Disclosure Schedule:

(a)     Each Company Entity is now, and for the past two (2) years has been in compliance in all material respects with all Environmental Laws and has not received any: (i)written notice or claim in respect of Environmental Laws or violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved.

(b)     To the Company’s Knowledge, there has been no Release of Hazardous Substances in contravention of Environmental Law with respect to any Leased Real Property presently leased or occupied by any Company Entity, and in the last two (2) years, no Company Entity has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the Business (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Substance which would reasonably be expected to result in a claim against or Liability of, or a violation of Environmental Law or term of any Permit by, any Company Entity.

(c)     No Company Entity owns or operates any active or abandoned aboveground or underground storage tanks. To the Company’s Knowledge, no Leased Real Property currently leased by any Company Entity is listed on the National Priorities List under the Comprehensive Environmental Response, Compensation, and Liability Act, or any similar state list.

(d)     No Company Entity has used any off-site Hazardous Substances treatment, storage, or disposal facilities or locations. No Company Entity has retained or assumed, by contract or, to the Company’s Knowledge, operation of Law, any ongoing material liabilities or obligations of third parties under Environmental Law.

(e)     The Company has provided or otherwise made available to Parent all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any non-compliance of the Company or any of the Company Entities with, or liability of the Company or any of the Company Entities under, Environmental Law.

Section 3.17    Employee Benefit Matters.

(a)     Section 3.17(a) of the Disclosure Schedules sets forth a list of each material Benefit Plan other than any contract or arrangement for services with any current or former employee, director, officer or independent contractor that is substantially the same as a form of agreement disclosed in Section 3.17(a) of the Disclosure Schedules and made available to Parent. None of the Benefit Plans are maintained, contributed to or required to be contributed to outside the United States.

(b)     As applicable with respect to the Benefit Plans, the Company has made available to Parent, true and complete copies of (i) each Benefit Plan, including all amendments thereto (and in the case of an unwritten Benefit Plan, a written description thereof), (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recent IRS determination letter, (iv) the most recently filed annual reports (Form 5500 and all schedules thereto), (v) the most recent summary annual reports, financial statements and trustee reports, and (vi) all communications between the Company Entities or any ERISA Affiliate on the one hand, and the IRS or DOL on the other hand, during the last three (3) years concerning IRS or DOL audits or investigations.

(c)     Each Company Entity is in compliance in all material respects with the provisions of ERISA, the Code and other Laws applicable to the Benefit Plans. Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including (if applicable) ERISA and the Code. Each Benefit Plan, which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code.

(d)     Each Company Entity has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code. Each Benefit Plan is in material compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, to the extent applicable.

Annex A-28

(e)     Except as set forth in Section 3.17(e) of the Disclosure Schedules, all payments under the Benefit Plans that have become due have been made, in all material respects, on a timely basis.

(f)     No Company Entity nor to the Company’s Knowledge, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in or, in connection with the Transactions, will engage in, any transaction with respect to any Benefit Plan which would reasonably be expected to subject any such Benefit Plan, any Company Entity, Merger Sub, the Surviving Entity or Parent or any of its Affiliates to any material tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(g)     No Benefit Plan is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA. No asset of any Company Entity, and no asset of any ERISA Affiliate which is to be acquired by Parent or any of its Subsidiaries pursuant to this Agreement, is subject to any lien under Code Section 401(a)(29), ERISA Section 303(k), Code Section 430(k) or ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

(h)     No Company Entity contributes to, is required to contribute to, or has incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, to any Multiemployer Plan, including on account of an ERISA Affiliate.

(i)     No Benefit Plan provides post-employment welfare benefits, including death or medical benefits, beyond termination of service or retirement other than coverage mandated by Law.

(j)     Except as expressly provided otherwise in this Agreement or as set forth in Section 3.17(j) of the Disclosure Schedules, the execution of, and performance of the Transactions will not either alone or together with any other event(s) (i) result in any payment becoming due under any Benefit Plan to any employee, former employee, director, officer, or independent contractor of the Company Entities, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Benefit Plan or (v) from or with respect to any Benefit Plan, to any employee, former employee, director, officer or independent contractor of the Company Entities, either alone or in conjunction with any other payment, event or occurrence, will or could reasonably be characterized as an “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director, officer or independent contractor of the Company has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payments.”

(k)     To the Company’s Knowledge, there are no pending audits or investigations by any Governmental Authority involving any Benefit Plan and no threatened or pending material claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan, nor, to the Company’s Knowledge, are there any facts which could reasonably be expected to give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding.

(l)     Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, materially complies in both form and operation with the requirements of Section 409A of the Code.

(m)     No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to modify or amend any Benefit Plan (except as required by Law or to retain the tax qualified status of any Benefit Plan). No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to establish any new benefit plan, program or arrangement.

Section 3.18    Taxes. Except as set forth in Section 3.18 of the Disclosure Schedules:

(a)     All income and other material Tax Returns required to be filed on or before the Closing Date by the Company Entities have been, or will be, timely filed (giving effect to all extensions). Such Tax Returns are, or will be, true, complete and correct in all material respects. All material Taxes due and owing by the Company Entities (whether or not shown on any Tax Return) have been, or will be, timely paid.

Annex A-29

(b)     The Company Entities have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c)     In the past two (2) years, no written claim has been made by any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company, which extension or waiver is still in effect.

(d)     The amount of the Company Entities’ Liability for unpaid Taxes for all periods ending on or before October 31, 2020 does not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company Entities’ Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(e)     Section 3.18(e) of the Disclosure Schedules sets forth the taxable years for which material examinations by taxing authorities are presently being conducted with respect to the Company Entities, together with the subject matter of such examinations. All material deficiencies asserted, or assessments made, against the Company Entities as a result of any examinations by any taxing authority have been fully paid (excluding any ongoing examinations). No Company Entity is a party to any current Legal Proceeding by any taxing authority, and to the Company’s Knowledge there are no threatened Legal Proceedings by any taxing authority against any of the Company Entities.

(f)     The Company has delivered to Parent copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending after December 31, 2015.

(g)     There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of the Company Entities.

(h)     No Company Entity is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purposes of which is not related to Taxes). No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to any of the Company Entities.

(i)     No Company Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company). No Company Entity has Liability for Taxes of any Person (other than a Person that is a member of a group of which the common parent is the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, or by contract.

(j)     No Company Entity will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or (v) any election under Section 108(i) of the Code.

(k)     No Company Entity has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code. No Company Entity has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code. No Company Entity has been a party to a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

Annex A-30

(l)     No Company Entity is aware of the existence of any fact or of any action it has taken (or failed to take) or agreed to take that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Company is properly classified as a corporation for U.S. federal income tax purposes.

(m)     Notwithstanding anything herein to the contrary, no representations are made concerning the amounts of or Parent’s or the Surviving Entity’s ability to utilize or otherwise benefit from any net operating losses, capital losses, deductions, Tax credits and other similar items of the Company Entities in any taxable period (or portion thereof) beginning after the Closing Date.

Section 3.19    Employee Relations.

(a)     Except as set forth in Section 3.19(a) of the Disclosure Schedules, no Company Entity is: (i) a party to or otherwise bound by any collective bargaining agreement; (ii) a party to, or to the Company’s Knowledge, threatened by, any unfair labor practice charge or complaint, grievance or labor arbitration; or (iii) currently negotiating any collective bargaining agreement to which any Company Entity is or would be a party. Except as set forth in Section 3.19(a) of the Disclosure Schedules, in the last year, no Company Entity has experienced any strike, lockout, slowdown or work stoppage, nor, to the Company’s Knowledge, is any such action threatened. There is not pending, nor has there ever been, any union election petition filed with the National Labor Relations Board, or, to the Company’s Knowledge, union organizing activity by or for the benefit of the employees of any Company Entity or otherwise affecting any Company Entity.

(b)     Each Company Entity is, and for the last three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor and employment practices, including all Laws respecting discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, disability rights or benefits, occupational safety and health (including the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues (with respect to Laws concerning COVID-19-related health and safety issues, for the avoidance of doubt, following their enactment)), employee whistle-blowing, immigration, workers’ compensation, employee leave issues (including the federal Emergency Paid Sick Leave Act, the federal Emergency Family and Medical Leave Expansion Act, and any applicable state or local Laws concerning COVID-19-related paid sick or family leave or other benefits), affirmative action, unemployment insurance, plant closures and layoffs (including the WARN Act), employee privacy, employment practices and classification of employees, consultants and independent contractors. Except as set forth in Section 3.19(b) of the Disclosure Schedules, there are no pending or to the Company’s Knowledge, threatened, claims against any Company Entity on account of any labor or employment matter or action.

(c)     Except as set forth in Section 3.19(c) of the Disclosure Schedules, the employment of each employee of a Company Entity is terminable at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by applicable Law.

(d)     Section 3.19(d) of the Disclosure Schedules accurately sets forth as of the date of this Agreement, by Company Entity, with respect to each current employee of any Company Entity: (i) the title, classification as exempt or non-exempt, and date of hire; and (ii) each employee’s annualized base compensation and all bonuses or other incentive compensation paid to such employee for 2019 to the extent such compensation and bonuses or other incentive compensation exceeds $50,000.

Section 3.20    Transactions with Related Parties. Except for agreements related to employment with Company Entities and Contracts to be entered into pursuant to this Agreement, and except as set forth in Section 3.20 of the Disclosure Schedules, there are no transactions, agreements, arrangements or understandings between any Company Entity, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of any Company Entity, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act (if the Securities Act were applicable to such Company Entity).

Section 3.21    Insurance. Section 3.21 of the Disclosure Schedules contains a complete and correct list of all policies and contracts currently in effect for insurance of which any Company Entity is the owner, insured or beneficiary or which has been bound by any Company Entity to cover any of the assets of any Company Entity as of the date hereof (the “Insurance Policies”), copies of which have been made available to Parent. All premiums due and payable with respect to such Insurance Policies have been timely paid. All Insurance Policies are in full force and effect and no Company Entity is currently in receipt of any written notice of cancellation or non-renewal thereunder.

Annex A-31

There is no ongoing material default with respect to any provision contained in any Insurance Policy. Except as set forth in Section 3.21 of the Disclosure Schedules: (a) there are no outstanding claims under the Insurance Policies (other than ordinary course claims); (b) there are no premiums or claims due under the Insurance Policies which remain unpaid and no such policy is subject to any retroactive, retrospective or other similar type of premium adjustment; (c) in the past two (2) years, no notice of cancellation or non-renewal (other than conditional notice of non -renewal pursuant to applicable Law related to the increase of premiums) with respect to, or disallowance (other than reservation of rights by the insurer) of any material claim under, any Insurance Policy has been received, and (d) each Company Entity has not failed to obtain any category of insurance (e.g. garage, cyber) sought due to refusal by all insurance carriers pursued, nor have any of its coverages been limited by any insurance carrier contrary to policy terms.

Section 3.22    Brokers. Except as set forth on Section 3.22 of the Disclosure Schedules (which for the avoidance of doubt shall be deemed Company Transaction Expenses), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions or any Ancillary Agreement based upon arrangement made by or on behalf of a Company Entity.

Section 3.23    Employment Contracts. The Company has provided to Parent a schedule setting forth a complete and correct list of all Contracts to which any Company Entity is a party or by which it is bound providing for the employment of any individual whose rate of annual compensation, including any promised, expected or customary cash bonus exceeds $200,000 on a full-time, part-time or consulting or other basis (other than offer letters that do not deviate in any material respect from the standard offer letter made available to Parent) and any such Contracts providing for severance, retention, change in control, transaction bonus or other similar payments (other than performance bonuses provided in accordance with the terms of the applicable offer letter) to such individuals (the “Employment Contracts”).

Section 3.24    Power of Attorney. Except as required in the ordinary course of business, no Person holds a power of attorney to act on behalf of any Company Entity except as set forth in Section 3.24 of the Disclosure Schedules.

Section 3.25    Parent Common Stock. No Company Entity owns beneficially or of record any shares of Parent Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock.

Section 3.26    Information Supplied. The information relating to the Company Entities supplied by or on behalf of the Company Entities in writing expressly for inclusion or incorporation by reference in the Proxy Statement will not, as of the date of filing and/or mailing of the Proxy Statement to the holders of Parent Common Stock or at the time of the Parent Stockholders’ Meeting, as the case may be, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Proxy Statement). Notwithstanding the foregoing, the Company Entities make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, (b) any projections or forecasts included in the Proxy Statement or (c) any information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of the Company for use therein.

Section 3.27    Insurance Companies.

(a)     Except as set forth in Section 3.27(a) of the Disclosure Schedules, (i) each Company Entity that is required to be organized and licensed as an insurance company, an insurance agency, or other entity under the supervisory jurisdiction of a U.S. or non-U.S. insurance regulator (each, an “Insurance Company,” and collectively the “Insurance Companies”) is duly licensed or authorized as an insurer, an agent, or other applicable entity type under the supervisory jurisdiction of a U.S. or non-U.S. insurance regulator in each other jurisdiction where it is required to be so licensed or authorized to conduct its business; (ii) each of the Insurance Companies is in material compliance with and conducts its businesses in conformity with all applicable insurance and consumer financial

Annex A-32

services Laws; (iii) each of the Insurance Companies has made all required filings under applicable insurance company statutes and has filed all notices, reports, declarations, documents or any other information required to be filed thereunder (including statutory annual and quarterly statements and statutory balance sheets and income statements included therein), except to the extent any omitted or late filing would not reasonably be expected to give rise to any material liability on the part of any Insurance Company; (iv) each of the Insurance Companies has obtained and currently holds all necessary Permits of and from all insurance regulatory authorities necessary to conduct their respective existing businesses; (v) none of the Insurance Companies has received any written or, to the Company’s Knowledge, oral notification from any insurance regulatory authority to the effect that any additional Permit from any insurance regulatory authority is needed to be obtained by any of the Insurance Companies; (vi) to the Company’s Knowledge, there are no pending or threatened Legal Proceedings against any of the Insurance Companies from any insurance regulatory authority that could reasonably be expected to lead to any modification, revocation, termination or suspension of any Permit; and (vii) no insurance regulatory authority having jurisdiction over any Insurance Company has issued, or to the Company’s Knowledge intends to issue, any order or decree impairing, restricting or prohibiting (A) the payment of dividends by any of the Insurance Companies to its parent, other than those restrictions applicable to insurance or reinsurance companies under such jurisdiction generally, or (B) the continuation of the business of any of the Insurance Companies in all respects as presently conducted.

(b)     Except as set forth in Section 3.27(b) of the Disclosure Schedules, no Insurance Company has received any written notice from any of the other parties to any reinsurance Contract to which any of the Insurance Companies is a party that such other party intends not to perform its obligations thereunder.

Section 3.28    No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) AND ANY ANCILLARY AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

Section 3.29    No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), THE COMPANY ACKNOWLEDGES THAT NONE OF PARENT OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF PARENT OR MERGER SUB, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS, ANY OTHER INFORMATION PROVIDED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE COMPANY ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY Parent AND MERGER SUB IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) SHALL HAVE ANY LEGAL EFFECT, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE ON ANY OMISSIONS FROM PARENT’S AND MERGER SUB’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES).

Annex A-33

Article IV

REPRESENTATIONS AND WARRANTIES OF Parent AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (or, if representations and warranties are made with respect to a certain date, as of such date) as follows:

Section 4.1    Organization. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and (b)has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent (upon obtaining the Parent Stockholder Approval) and Merger Sub, has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the Transactions.

Section 4.2    Authorization.

(a)     The execution, delivery and performance by Parent and Merger Sub of this Agreement, and each Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other Transactions, subject only, in the case of consummation of the Merger, to the receipt of the Parent Stockholder Approval. This Agreement has been, and each Ancillary Agreement to which Parent or Merger Sub is a party will be, duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute, or will constitute, the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)     The Parent Board and the Merger Sub board of directors (including any required committee or subgroup of the board of directors of each such Person) has unanimously (a) approved and declared the advisability of this Agreement and the Ancillary Agreements and the consummation of the Transactions, and (b) determined that the consummation of the Transactions are in the best interests of Parent and Merger Sub and the stockholders of Parent and Merger Sub.

Section 4.3    No Conflict. Except as set forth in Section 4.3 of the Disclosure Schedules, assuming the Parent Stockholder Approval is obtained and the effectiveness of the Parent Charter Amendments, the execution, delivery, and performance by Parent and Merger Sub of this Agreement, and any Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the Transactions do not and will not, with or without the giving of notice or the lapse of time, or both, (a) conflict with or result in a violation or breach of any provision of Law or Governmental Order applicable to Parent or Merger Sub is subject, (b) conflict with or result in a violation of any provision of the Organizational Documents of Parent or Merger Sub, (c) require the consent or notice by any Person under, conflict with, result in a material violation or material breach of or constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a default under, or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Parent or Merger Sub is a party or by which it may be bound, or (d) result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of Parent or Merger Sub, except, with respect to the foregoing clauses (a), (c) and (d), as would not reasonably be expected to have an adverse effect on Parent and Merger Sub, taken together, that is material individually or in the aggregate.

Annex A-34

Section 4.4    Consents. Except as set forth in Section 4.4 of the Disclosure Schedules, no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or any Ancillary Agreement to which Parent or Merger Sub is a party or the taking by Parent or Merger Sub of any other action contemplated hereby or thereby, except for the effectiveness of the filing of the Certificate of Merger with the Secretary of State of Delaware, the effectiveness of the Registration Statement and such filings as may be required under the Securities Act, the Exchange Act and the HSR Act.

Section 4.5    Brokers. Except as set forth in Section 4.5 of the Disclosure Schedules (each of whose fees will be paid by Parent), neither Parent nor Merger Sub has retained any broker, finder or investment banking firm to act on their behalf which is entitled to any fee or commission from the Company, Parent or Merger Sub upon consummation of the Transactions.

Section 4.6    SEC Filings and Financial Statements.

(a)     Parent has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The financial statements and notes of Parent contained or incorporated by reference in the Parent SEC Documents fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. No financial statements other than those of Parent are required by GAAP to be included in the financial statements of Parent.

(c)     Parent has established and maintains disclosure controls and procedures (as defined in Rule 13 a-15 under the Exchange Act) that are designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has established and maintained a system of internal controls and, to Parent’s Knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

(d)     Since the date of the latest Form 10-Q of Parent filed with the SEC, there has not been any change, development, condition, occurrence, event or effect relating to Parent that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect.

Section 4.7    Capitalization. As of the Business Day immediately prior to the date of this Agreement:

(a)     The authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock, of which 23,540,000 shares are outstanding; 10,000,000 shares of Class B Common Stock, par value $0.0001 per share, of which 7,846,667 shares are outstanding, and 1,000,000 shares of Preferred Stock, par value $0.0001 per share, none of which are outstanding. Parent has warrants issued and outstanding to purchase 7,846,666 shares of Parent Common Stock.

Annex A-35

(b)     Parent owns all of the issued and outstanding shares of capital stock (or other equity securities) of Merger Sub. Except as described in the Parent SEC Documents, there are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Parent or Merger Sub, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating either Parent or Merger Sub to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the Transactions will not cause any Encumbrances to be created or suffered on the capital stock (or other equity securities) of either Parent or Merger Sub, other than Encumbrances created by the Company. Except as described in the Parent SEC Documents, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between Parent or Merger Sub on the one hand and any Person on the other hand with respect to the capital stock (or other equity securities) of any of Parent or any Subsidiary of Parent including Merger Sub. Neither Parent nor Merger Sub owns, directly or indirectly, any stock or other equity interests of any other Person.

(c)     The shares of Parent Common Stock to be issued pursuant to this Agreement, subject to the Parent Stockholder Approval and the effectiveness of the Parent Charter Amendments, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

(d)     Except as described in the Parent SEC Documents, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of or other equity interests in Parent and/or any of its Subsidiaries.

Section 4.8    Litigation. As of the date of this Agreement there is no Legal Proceeding pending or, to Parent’s Knowledge, threatened, against Parent or Merger Sub at Law, in equity or otherwise, or in, before, or by, any Governmental Authority. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against or affecting Parent or Merger Sub.

Section 4.9    Compliance with Laws. Parent and Merger Sub are now and have been in material compliance with all Laws applicable to their respective business, properties or assets. Neither Parent nor Merger Sub has received any written notice of any violation of Law. All Permits required for Parent and Merger Sub to conduct their business as currently conducted have been obtained and are valid and in full force and effect. Parent is and at all times has been in compliance with the applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder in effect as of the date of this Agreement.

Section 4.10    NASDAQ Listing. The Parent Common Stock is listed on NASDAQ. Parent is in compliance in all material respects with the requirements of NASDAQ for continued listing of the Parent Common Stock thereon and there is no action or proceeding pending or, to Parent’s Knowledge, threatened against Parent by NASDAQ or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Parent Common Stock on NASDAQ.

Section 4.11    Reporting Company. Parent is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

Section 4.12    Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.13    Pro Forma Capitalization of Parent. Section 4.13 of the Disclosure Schedules sets forth the pro forma capitalization of Parent after giving effect to the Merger (assuming the Merger is consummated in accordance with the terms thereof and without giving effect to any redemption elections by stockholders of Parent). Except as set forth in Section 4.13 of the Disclosure Schedules or in the Parent SEC Documents, immediately following the Closing, Parent will not have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Parent, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating Parent to issue or dispose of any of its respective equity securities or any other ownership interest in Parent or any of its Subsidiaries.

Annex A-36

Section 4.14    Transactions with Related Parties. Except as set forth in Section 4.14 of the Disclosure Schedules or in the Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Parent, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.15    Trust Account. As of September 8, 2020, Parent had $230,000,000 in the Trust Account, with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Investment Management Trust Agreement, dated as of September 2, 2020 (the “Trust Agreement”), by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the Trustee, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to Parent’s Knowledge, the Trustee. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate or (ii) entitle any Person (other than (A) the underwriter of Parent’s initial public offering and (B) holders of Parent Common Stock who have elected to redeem their Parent Common Stock in accordance with the Organizational Documents of Parent) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released, except to pay income taxes from any interest earned in the Trust Account and to redeem Parent Common Stock in accordance with the provisions of the Organizational Documents of Parent. There is no Legal Proceeding pending, or to Parent’s Knowledge, threatened with respect to the Trust Account.

Section 4.16    Information Supplied. The information relating to Parent and the Merger Sub furnished by or on behalf of Parent and the Merger Sub in writing for inclusion in the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Parent Common Stock or at the time of the Parent Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, except for any change disclosed in writing by or on behalf of Parent to the Company or its counsel prior to such mailing date pursuant to Section 5.8 hereof. Notwithstanding the foregoing, Parent and the Merger Sub make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company Entities for inclusion or incorporation by reference in the Proxy Statement, or (b) any projections or forecasts included in the Proxy Statement.

Section 4.17    Business Activities.

(a)     Since its respective organization, neither Parent nor Merger Sub has conducted any business activities other than activities directed toward completing a business combination of the type contemplated by this Agreement. Except as set forth in the Parent SEC Documents (including the exhibits thereto), there is no agreement, commitment, or Governmental Order binding upon Parent or Merger Sub or to which Parent or Merger Sub is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to enter into and perform their obligations under this Agreement.

(b)     Except for Merger Sub and cash and cash equivalents and Parent’s contingent interest in the Trust Account, Parent does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. All the outstanding equity interests (including any equity interests convertible or exchangeable into equity interests) of Merger Sub have been duly authorized and

Annex A-37

validly issued and are fully paid and nonassessable. Merger Sub has no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that would require such Subsidiary of Parent to issue, sell or otherwise cause to become outstanding any of its equity interests (including any equity interests convertible or exchangeable into equity interests).

Section 4.18    Application of Takeover Protections. Parent and the Parent Board have taken all necessary action to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Parent’s Organizational Documents or the Laws of the State of Delaware that are or could become applicable to the Company as a result of the Company, Parent and Merger Sub fulfilling their respective obligations or exercising their respective rights under this Agreement, including as a result of Parent’s issuance of the Aggregate Merger Consideration.

Section 4.19    Stock Consideration. All Stock Consideration to be issued and delivered in connection with the Closing to the Stockholders shall be, upon issuance and delivery of such Stock Consideration, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Encumbrances other than pursuant to the Lock-Up Agreements.

Section 4.20    Taxes. Except as set forth in Section 4.20 of the Disclosure Schedules:

(a)     All income and other material Tax Returns required to be filed on or before the Closing Date by Parent and Merger Sub have been, or will be, timely filed (giving effect to all extensions). Such Tax Returns are, or will be, true, complete and correct in all material respects. All material Taxes due and owing by Parent and Merger Sub (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)     Parent and Merger Sub have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c)     In the past three (3) years, no written claim has been made by any taxing authority in any jurisdiction where Parent and Merger Sub do not file Tax Returns that they are, or may be, subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Parent or Merger Sub, which extension or waiver is still in effect.

(d)     The amount of Parent and Merger Sub’s Liability for unpaid Taxes does not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected in the Parent SEC Documents. The amount of Parent and Merger Sub’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Parent SEC Documents shall not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of Parent and Merger Sub (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(e)     Section 4.20(e) of the Disclosure Schedules sets forth the taxable years for which material examinations by taxing authorities are presently being conducted with respect to Parent or Merger Sub, together with the subject matter of such examinations. All material deficiencies asserted, or assessments made, against Parent or Merger Sub as a result of any examinations by any taxing authority have been fully paid (excluding any ongoing examinations). Neither Parent nor Merger Sub is a party to any current Legal Proceeding by any taxing authority, and to Parent’s Knowledge there are no threatened Legal Proceedings by any taxing authority against any of Parent or Merger Sub.

(f)     Parent has made available to the Company copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Parent and Merger Sub for all Tax periods ending after December 31, 2018.

(g)     There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of Parent or Merger Sub.

Annex A-38

(h)     Neither Parent nor Merger Sub is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purposes of which is not related to Taxes). No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to Parent or Merger Sub.

(i)     Neither Parent nor Merger Sub has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is Parent). Neither Parent nor Merger Sub has Liability for Taxes of any Person (other than a Person that is a member of a group of which the common parent is Parent) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, or by contract.

(j)     Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or (v) any election under Section 108(i) of the Code.

(k)     Neither Parent nor Merger Sub has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code. Neither Parent nor Merger Sub has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code. Neither Parent nor Merger Sub has been a party to a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(l)     Neither Parent nor Merger Sub is aware of the existence of any fact or of any action it has taken (or failed to take) or agreed to take that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each of Parent and Merger Sub is properly classified as a corporation for U.S. federal income tax purposes.

Section 4.21    Employees. Other than any officers as described in the Parent SEC Documents and consultants and advisors in the ordinary course of business or in connection with Parent’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, Parent and Merger Sub have never employed any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any officer or director in connection with their service to Parent in such capacities. Parent and Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Benefit Plan.

Section 4.22    CFIUS Foreign Person Status. Neither Parent nor Merger Sub is a “foreign person” (including a “foreign national,” “foreign entity,” “foreign government,” or an entity controlled by a foreign national, foreign entity, or foreign government) as those terms are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), and neither does or will permit any foreign person affiliated with Parent or Merger Sub to obtain through Parent or Merger Sub any of the following with respect to the Company within the meaning of the DPA: (i) “control” of the Company, (ii) access to any “material nonpublic technical information” in the possession of the Company; (iii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iv) any “involvement,” other than through the voting of shares, in the Company’s “substantive decisionmaking” regarding (x) the use, development, acquisition, or release of any “critical technology,” (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure.”

Annex A-39

Section 4.23    No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND ANY ANCILLARY AGREEMENT, NEITHER PARENT NOR MERGER SUB MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

Section 4.24    No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), PARENT AND MERGER SUB ACKNOWLEDGE THAT NONE OF THE COMPANY ENTITIES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ANY COMPANY ENTITY, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS, ANY OTHER INFORMATION PROVIDED TO PARENT OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. PARENT AND MERGER SUB ACKNOWLEDGE THAT THEY ARE NOT RELYING NOR HAVE THEY RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) SHALL HAVE ANY LEGAL EFFECT, AND THAT PARENT AND MERGER SUB EXPRESSLY DISCLAIM RELIANCE ON ANY OMISSIONS FROM THE COMPANY’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES). WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE PARENT’S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION.

Article V

COVENANTS AND AGREEMENTS

Section 5.1    Access and Information; Financial Statements. From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII, the Company and Parent shall (and shall cause the other Company Entities or Merger Sub, as applicable, to): permit the other Party, and their respective advisers and other representatives to have reasonable access, during business hours and upon reasonable advance written notice, to such Party’s properties and facilities and books and records (provided that they shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of such Party). No information provided to or obtained by either party pursuant to this Section 5.1 shall limit or otherwise affect the remedies available hereunder to either Party, or act as a waiver or otherwise affect the representations or warranties of any Party in this Agreement. Nothing herein shall limit or modify the obligations of the parties set forth in that certain Nondisclosure Agreement, dated September 30, 2020, between Parent and the Company (the “Confidentiality Agreement”), and any information provided pursuant to this Section 5.1 shall be subject to the terms and conditions of the Confidentiality Agreement; provided, that, Parent may disclose confidential information covered by the Confidentiality Agreement to any potential financing source from whom Parent is seeking financing with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent and such financing source have entered into a confidentiality agreement with terms no less restrictive than those contained in the Confidentiality Agreement. During the Interim Period, the Company shall use

Annex A-40

commercially reasonable efforts (and shall cause the other Company Entities to use their respective commercially reasonable efforts) to (i) furnish, or cause to be furnished, to Parent financial and material operating data and other material information with respect to any Company Entity as Parent may from time to time reasonably request in writing and subject to any applicable Law and (ii) provide to Parent monthly financial statements of the Company within thirty (30) days following each month-end starting with November 30, 2020, in form and substance as provided to the Company’s material investors consistent with past practice. Notwithstanding anything herein to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (x) cause or constitute a waiver of the attorney-client or other privilege, (y) violate any Contract to which such Party is a party or bound, or (z) violate a condition of any Permit, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (x), (y) and (z) above.

Section 5.2    Conduct of Business by the Company. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause each Company Entity to, except as set forth on Section 5.2 of the Disclosure Schedules, as expressly contemplated by this Agreement or any Ancillary Agreement or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including as may be requested or compelled by any Governmental Authority), (i) use commercially reasonable efforts to conduct its Business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, and (ii) use commercially reasonable efforts to preserve their respective properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, agents, lenders, regulators and any other Persons having a material business relationship with any Company Entity and maintain all Insurance Policies or substitutes therefor (it being understood that in the event a search for a new chief financial officer is conducted during the Interim Period, the Company shall keep Parent reasonably informed regarding such search process). Without limiting the generality of the foregoing, except as set forth on Section 5.2 of the Disclosure Schedules, as expressly contemplated by this Agreement or any Ancillary Agreement or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and shall cause each Company Entity not to, during the Interim Period:

(a)     amend or otherwise change the Organizational Documents of any Company Entity;

(b)     issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any phantom interest), of the Company; provided that the exercise or settlement of any Company Options in the ordinary course of business or otherwise contemplated by this Agreement shall not require the consent of Parent; or (B) any material assets of the Company;

(c)     acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other person;

(d)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(e)     reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(f)     (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof; or (B) incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any

Annex A-41

loans or advances, or intentionally grant any security interest in any of its assets except, with respect to this clause (B), the incurrence of Indebtedness for borrowed money pursuant to the instruments listed on Section 5.2(f) of the Company Disclosure Schedules;

(g)     (A) grant any material increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant; provided, that, other than any equity compensation granted pursuant to the second proviso of Section 5.2(b), any such increase shall only take the form of cash and shall not include any increase that would be required to be disclosed in a filing with the SEC if the Company were subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, except as may be required by Law, (E) hire any new employee whose individual annual base compensation shall exceed $275,000, except that in each case the Company may (1) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any Benefit Plan or other employment or consulting agreement in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business, (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of this Agreement, and (4) enter into the retention agreements with executive officers, key employees or directors set forth on Section 5.2(g) of the Disclosure Schedules;

(h)     other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement, grant any severance or termination pay to, any employee, director or officer other than in the ordinary course of business;

(i)     adopt, amend or terminate any material Benefit Plan or any employee benefit plan that would be a Benefit Plan if in effect as of the date hereof except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(j)     make any material tax election, amend a material Tax Return, or settle or compromise any material United States federal, state, local or non-United States income Tax liability;

(k)     materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the rights of any Company Entity thereunder, except in accordance with the terms of such Material Contract in the ordinary course of business;

(l)     intentionally permit any material item of Company Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company Intellectual Property;

(m)     waive, release, assign, settle or compromise any Legal Proceeding (which excludes, for purposes of this Section 5.2(m), any claims or coverage disputes relating to automobile policies issued by the Company Entities), other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $500,000 in the aggregate;

(n)     enter into, amend, modify or terminate or waive, assign or transfer any rights under any Lease;

(o)     acquire or dispose of any interest in real property or fail to exercise any rights of renewal under any Lease that by its terms would otherwise expire;

(p)     enter into any new line of business outside of the business currently conducted by the Company Entities as of the date of this Agreement;

Annex A-42

(q)     make any material change in the Company Entities’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(r)     make any material change in any method of accounting or accounting practice of the Company Entities, except as required by GAAP, securities Laws and regulations or PCAOB standards, or as otherwise disclosed in the notes to the Financial Statements;

(s)     make any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

(t)     authorize the imposition of any material Encumbrance (other than any Permitted Encumbrance) upon any of the Company Entities’ properties, capital stock or assets, tangible or intangible;

(u)     authorize material damage, destruction or loss (whether or not covered by insurance) to its property, or any material capital expenditures in excess of budgeted amounts;

(v)     fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Entity (other than the Transactions); or

(w)     enter into any formal or informal agreement or otherwise make a commitment, in each case, to do any of the foregoing described in (a) to (v) above.

(x)     Nothing contained in this Section 5.2 shall give to Parent, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company Entities prior to the Closing Date, and the Company shall not be required to obtain consent from Parent to do any of the foregoing if obtaining such consent would violate applicable Law. Prior to the Closing Date, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 5.3    Conduct of Business by Parent and Merger Sub. During the Interim Period, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements), and except as set forth on Section 5.3 of the Disclosure Schedules and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Parent agrees to, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall use commercially reasonable efforts to conduct and operate the business of Parent and Merger Sub in the ordinary course and in a manner consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 5.3 of the Disclosure Schedules, as expressly contemplated by this Agreement or any Ancillary Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Parent and Merger Sub shall not, during the Interim Period:

(a)     amend or otherwise change the Organizational Documents of Parent or Merger Sub or form any subsidiary of Parent other than Merger Sub, other than to effectuate the Parent Charter Amendments;

(b)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Account that are required pursuant to the Parent Organizational Documents;

(c)     reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Parent Common Stock or Parent Warrants except for redemptions from the Trust Account that are required pursuant to the Parent Organizational Documents;

(d)     issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Parent or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including, without limitation, any

Annex A-43

phantom interest), of Parent or Merger Sub, except (i) in connection with conversion of the Parent Class B Common Stock pursuant to the Parent Organizational Documents or (ii) in connection with the Transactions (including the transactions contemplated by the Subscription Agreements);

(e)     acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)     incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another person or persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;

(g)     make any material tax election, amend a material Tax Return, or settle or compromise any material United States federal, state, local or non-United States income Tax liability;

(h)     make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(i)     liquidate, dissolve, reorganize or otherwise wind up the business and operations of Parent or Merger Sub;

(j)     amend the Trust Agreement or any other agreement related to the Trust Account; or

(k)     other than as set forth in the Parent Certificate of Incorporation, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Nothing in this Section 5.3 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Parent prior to the Closing Date. Prior to the Closing Date, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 5.4    Further Assurances.

(a)     Each party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders, exemptions, and approvals from Governmental Authorities that are necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements provided, however, that none of the Parties shall be required to seek review by a court, administrative or regulatory authority, agency, commission, board, tribunal or similar adjudicative body (other than participating in an administrative hearing initiated by a Governmental Authority) of any Governmental Order issued by any state insurance regulator. Each party hereto shall use reasonable best efforts to cooperate fully with the other party hereto and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Without limiting the generality of the foregoing, each party hereto shall, as promptly as reasonably practicable (but in no event later than ten (10) Business Days after the date hereof), make, or cause or be made, all filings and submissions under the HSR Act to consummate the Transactions, and request early termination of the applicable waiting periods in respect thereof. Filing fees for any HSR filing shall be borne by Parent.

(b)     The Company and Parent shall cooperate in determining how (and whether) to proceed in giving notices to, and obtaining consents from, the various third parties that are described in Section 3.2 and Section 3.3 of the Disclosure Schedules; provided, however, that the Company and Parent shall use reasonable best efforts to obtain the consents described in Section 5.4(b) of the Disclosure Schedules. Any consents, waivers, approvals and notices necessary, proper or advisable to consummate the Transactions shall be in form and substance reasonably satisfactory to the Company and Parent, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party hereto reasonably promptly after receipt thereof, and copies of such notices shall be delivered to the other party hereto reasonably promptly after the making thereof. Notwithstanding anything to the

Annex A-44

contrary, neither party hereto shall be obligated to pay any costs or expenses to third parties with respect to such consents, waivers, approvals and notices for Contracts (other than de minimis administrative costs and expenses not in excess of $5,000 in the aggregate); provided, that the parties shall first discuss any requested payment in excess of $5,000 before withdrawing any such related consent, waiver, approval or notice request.

(c)     Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use reasonable best efforts to (i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the Transactions, and (ii) in the event any Governmental Order adversely affecting the ability of the parties hereto to consummate the Transactions has been issued, to have such Governmental Order vacated or lifted; provided that no party hereto nor any of their respective Affiliates shall be obligated in the exercise of such efforts to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement.

(d)     All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party hereto before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions shall be disclosed to the other party hereto in advance of any filing, submission or attendance, it being the intent that the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party hereto shall, to the extent not prohibited by applicable Law, give notice to the other party hereto with respect to any meeting, discussion, appearance, communication or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party hereto with the opportunity to attend and participate in such meeting, discussion, appearance, communication or contact. Each Party shall bear its own costs and expenses (including legal and other advisory fees) related to the consents, authorizations, orders, exemptions and approvals contemplated by this Section 5.4.

(e)     Subject to the terms and conditions of this Agreement, Parent and the Company shall, and shall cause their respective Affiliates to, (i) furnish to each other upon reasonable request and, upon request, any Governmental Authority, directly or indirectly, any information or documentation concerning themselves, their respective Affiliates, directors, officers, and equityholders and the Transactions or by the other Ancillary Agreements and such other matters as may be so requested, and (ii) make available their respective personnel and advisors to each other upon reasonable request and, upon request, any Governmental Authority, directly or indirectly, in connection with (A) the preparation of any statement, filing, notice, or application made by or on their behalf or (B) any review or approval process by any Governmental Authority in connection with the Transactions.

(f)     Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate and implement expeditiously each of the Transactions. The parties hereto shall execute and deliver, or cause to be executed and delivered, such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the Transactions. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, nothing herein shall require the Company to use efforts to cause, or attempt to cause, any purchase of any Parent Common Stock pursuant to the terms of any Subscription Agreement.

Section 5.5    Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article VII) unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 5.5 shall prevent Parent, the Company or their respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 5.5.

Annex A-45

Section 5.6    Requisite Approval.

(a)     The Company shall use its best efforts to obtain the Company Stockholder Vote pursuant to written consents of the Stockholders in a form reasonably acceptable to Parent (the “Written Consent”) as promptly as practicable, and in any event within five (5) Business Days, following the date that Parent receives, and notifies the Company of Parent’s receipt of, SEC approval and effectiveness of Parent’s Proxy Statement as described in Section 5.8. The materials submitted to the Stockholders in connection with the Written Consent shall include the Company Board Recommendation. Reasonably promptly following receipt of the Written Consent, the Company shall deliver a copy of such Written Consent to Parent.

(b)     Reasonably promptly following receipt of the Written Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every Stockholder that did not execute the Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board unanimously determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other Transactions, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger and the other Transactions in accordance with Section 228(e) of the DGCL and the bylaws of the Company and (iii) notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice shall be accompanied by a copy of Section 262 of the DGCL and all such other information as Parent shall reasonably request, and shall be sufficient in form and substance to start the twenty (20) day period during which a Stockholder must demand appraisal of such Stockholder’s Company Shares as contemplated by Section 262(d)(2) of the DGCL. All materials submitted to the Stockholders in accordance with this Section 5.6(b) shall be subject to Parent’s advance review and reasonable approval.

Section 5.7    Director and Officer Indemnification.

(a)     For a period of six (6) years following the Effective Time, the Surviving Entity shall not take any action to waive, eliminate or amend in an adverse manner to Company Indemnified Persons any rights to indemnification, advancement of expenses, and limitation of liability now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of a Company Entity or who, at the request of a Company Entity, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Company Indemnified Persons”).

(b)     Prior to the Closing, the Company shall obtain, in consultation with Parent, a post-merger officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time which shall include coverage for claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions) (the “Company Post-Merger D&O Policy”). The costs and expenses associated with obtaining the Company Post-Merger D&O Policy shall be deemed a Company Transaction Expense.

(c)     For a period of six (6) years following the Effective Time, Parent shall not take any action to waive, eliminate or amend in an adverse manner to Parent Indemnified Persons any rights to indemnification, advancement of expenses, and limitation of liability now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of Parent (collectively, with such individual’s heirs, executors or administrators, the “Parent Indemnified Persons”). Prior to the Closing, Parent shall obtain a “tail” officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of Parent as Parent’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions).

(d)     This Section 5.7 shall survive the consummation of the Merger, is intended to benefit, and shall be enforceable by, each Company Indemnified Person and each Parent Indemnified Person, and their respective successors, heirs and representatives.

Section 5.8    Proxy Statement; Parent Stockholders’ Meeting.

(a)     As promptly as practicable after the date of this Agreement, Parent shall prepare and file (i) a registration statement (as such filing is amended or supplemented, the “Registration Statement”), including a proxy statement of Parent, on Form S-4 with the SEC (as such filing is amended or supplemented, the “Proxy Statement”),

Annex A-46

for the purposes of (A) registering under the Securities Act the Stock Consideration and the Additional Shares (together, the “Registration Shares”), (B) providing Parent’s stockholders with the opportunity to redeem their shares of Parent Common Stock in connection with the Merger, and (C) soliciting proxies from Parent’s stockholders to obtain the requisite approval of the Transactions and the other matters to be voted on at a meeting of the holders of Parent Common Stock to be called and held for such purpose (the “Parent Stockholders’ Meeting”). As promptly as reasonably practicable after the execution of this Agreement, Parent shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Laws relating to the Transactions (collectively, the “Other Filings”). Parent shall notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Proxy Statement, or any Other Filing or for additional information. As promptly as practicable after receipt thereof, Parent shall provide the Company and its counsel with copies of all written correspondence between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Proxy Statement, or any Other Filing. Parent shall permit the Company and its counsel to review the Proxy Statement, and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with the Company and its advisors concerning any comments from the SEC with respect thereto; provided, further that Parent shall reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors, and shall not file the Proxy Statement, or any exhibits, amendments or supplements thereto or any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Parent shall be permitted to make such filing or response in the absence of such consent if the basis of the Company’s failure to consent is the Company’s unwillingness to permit the inclusion in such filing or response of information that, based on the advice of outside counsel to Parent, is required by the SEC and United States securities Laws to be included therein. Whenever any event occurs which would reasonably be expected to result in the Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Parent, an amendment or supplement to the Proxy Statement.

(b)     The Proxy Statement will be sent to the stockholders of Parent as soon as practicable following its approval by the SEC (but in any event, within five (5) Business Days following such approval) for the purpose of soliciting proxies from holders of Parent Common Stock to vote at the Parent Stockholders’ Meeting in favor of: (i) the adoption of this Agreement and the approval of the Merger and other Transactions; (ii) an amendment and restatement of Parent’s certificate of incorporation, in substantially the form of Exhibit F attached hereto, to increase the authorized number of shares of Parent Common Stock, change the name of Parent, declassify the Parent Board and remove provisions therein no longer applicable following the consummation of the Merger (the “Parent Charter Amendments”); (iii) approval as required by the applicable NASDAQ listing rules of the issuance and sale of shares of Parent Common Stock to be issued as Stock Consideration; (iv) approval of the 2021 Equity Incentive Plan that shall provide for grant of awards to employees and other service providers of the Surviving Entity and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock not exceeding ten percent (10%) of the total number of shares of Parent Common Stock on a fully diluted basis as of the Closing Date using the treasury method of accounting with an annual “evergreen” increase of five percent (5%) of the shares of Parent Common Stock outstanding as of the day prior to such increase, (v) the approval and adoption of the ESPP, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of purchase rights with respect to Parent Common Stock to employees of the Surviving Entity and its Subsidiaries with a total pool of shares of Parent Common Stock not exceeding one and one half percent (1.5%) of the total number of shares of Parent Common Stock on a fully diluted basis as of the Closing Date using the treasury method of accounting, with an annual “evergreen” increase of one percent (1%) of the shares of Parent Common Stock outstanding as of the day prior to such increase; (vi) the election of the individuals listed on Section 5.8(b) of the Disclosure Schedules as directors of Parent, (vii) the adjournment of the Parent Stockholders’ Meeting and (viii) approval of any other proposals the parties deem necessary to effectuate the Merger and the other Transactions (the matters described in clauses (i) through (viii), shall be referred to as the “Voting Matters” and approval of the Voting Matters by the stockholders of Parent at the Parent Stockholders’ Meeting or any postponement or adjournment thereof shall be referred to as the “Parent Stockholder Approval”).

Annex A-47

(c)     The Company shall provide Parent, as promptly as reasonably practicable, with such information concerning the Company Entities as may be necessary for the information concerning the Company Entities in the Proxy Statement, and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Parent Stockholders’ Meeting, and the preparation and filing of the Other Filings. Parent shall use reasonable best efforts to ensure that the Proxy Statement does not, as of the date on which it is distributed to the holders of Parent Common Stock, and as of the date of the Parent Stockholders’ Meeting contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by the Company for inclusion in the Proxy Statement).

(i)     Parent may only adjourn the Parent Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, for the absence of a quorum and (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders’ Meeting.

Section 5.9    Form 8-K; Press Releases.

(a)     As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K (the “Transaction Form 8-K”) pursuant to the Exchange Act to report the execution of this Agreement, which the Company may review and comment upon prior to filing. Within 12 hours of the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement and shall file such joint press release as an exhibit to the Transaction Form 8-K.

(b)     Prior to the Closing, Parent and the Company shall prepare a mutually agreeable press release announcing the consummation of the Merger (the “Press Release”). Concurrently with the Closing, the Parties shall distribute the Press Release. Parent and the Company shall cooperate in good faith with respect to the preparation of, and at least five (5) days prior to the Closing, the Company shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant.

Section 5.10    Trust Account.

(a)     Notwithstanding anything else in this Agreement, the Company acknowledges that it has received a copy of Parent’s final prospectus dated September 2, 2020 (the “Prospectus”) and understands that Parent has established the Trust Account and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only: (i) to the “public stockholders” (as defined in the Prospectus) in the event they elect to redeem their public shares in connection with the consummation of a “business combination” (as defined in the Prospectus), (ii) to such public stockholders if Parent liquidates or fails to consummate such a business combination within eighteen (18) months from the closing date of Parent’s initial public offering (unless such date is extended with the requisite approval of such public stockholders) or (iii) to Parent after or concurrently with the consummation of such a business combination. The Company hereby agrees, on behalf of the Company, its Subsidiaries, and their respective Representatives, that the Company and its Representatives do not have (other than their rights upon Closing) any right, title, interest or claim of any kind in or to any monies in the Trust Account (each, a “Claim”) and hereby waive any Claim prior to Closing they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent and will not prior to Closing seek recourse against the Trust Account for any reason whatsoever; provided that (x) nothing herein shall serve to limit or prohibit the Company’s and its Representatives’ right to pursue a claim against Parent for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief (including a claim for Parent to specifically perform its obligations under this Agreement and a claim for Parent to specifically perform its obligations under the Trust Agreement, including distribution of funds from the Trust Account upon the Closing in accordance with the terms of this Agreement), and (y) nothing herein shall serve to limit or prohibit any claims that the Company or its Representatives may have in the future against Parent’s assets or funds that are not held in

Annex A-48

the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 5.10(a) shall survive the termination of this Agreement and will not expire and may not be altered in any way prior to the Closing without the express written consent of Parent.

(b)     Parent covenants that it shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and for the payment of (i) the redemption of any shares of Parent Common Stock in connection with the Offer in accordance with the terms set forth in the Proxy Statement; (ii) the payment of Transaction Expenses, (iii) the repayment of Repaid Indebtedness and (iv) the remaining monies in the Trust Account to Parent.

Section 5.11    Subscription Agreements. Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the agreements (the “Subscription Agreements”) between Parent and the investors party to the Subscription Agreements (the “PIPE Investors”) for the PIPE Investment in any manner other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed; provided that the parties acknowledge that any proposed amendment, modification or waiver of the Subscription Agreements that affects the offering price of the Parent Common Stock pursuant to the Subscription Agreements may be rejected by the Company in its sole discretion). Each Subscription Agreement is a legal, valid and binding obligation of (x) Parent and, (y) to Parent’s Knowledge, each PIPE Investor party thereto, in each case, assuming the due authorization, execution and delivery by the other parties thereto, and neither the execution or delivery of such Subscription Agreement by Parent nor the performance by Parent of its obligations under any such Subscription Agreement violates or conflicts with any applicable Laws or Parent Organizational Documents. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any proposed amendment to any Subscription Agreement; (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Parent; and (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement.

Section 5.12    Exclusivity.

(a)     (x) During the Interim Period, Parent shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Parent Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Parent Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Parent Acquisition Proposal, and (y) Parent shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to, or that could lead to, any Parent Acquisition Proposal; provided, that the foregoing shall not restrict Parent from responding to unsolicited inbound inquiries to the extent required for the Parent Board to comply with its fiduciary duties. For purposes hereof, “Parent Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Parent or Merger Sub or the purchase, sale, lease, exchange or other acquisition or disposition of all or substantially all of the properties or assets or equity interests of Parent or Merger Sub, or of a third Person by Parent or Merger Sub.

(b)     During the Interim Period, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their

Annex A-49

representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to, or that could lead to, any Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the sale, lease, exchange or other disposition of all or substantially all of the properties or assets or equity interests of the Company.

(c)     In addition to the other obligations under this Section 5.12, each party hereto shall promptly (and in any event within 24 hours after receipt thereof by such party) advise the other party hereto orally and in writing of any Parent Acquisition Proposal (with respect to Parent or Merger Sub) or Company Acquisition Proposal (with respect to the Company) received by the applicable party, or any inquiry with respect to or which could reasonably be expected to result in any Parent Acquisition Proposal (with respect to Parent or Merger Sub) or Company Acquisition Proposal (with respect to the Company), the material terms and conditions of such any Parent Acquisition Proposal (with respect to Parent or Merger Sub) or Company Acquisition Proposal (with respect to the Company) or inquiry, and the identity of the Person making the same.

(d)     Each party hereto agrees that the rights and remedies for noncompliance with this Section 5.12 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to the other party hereto and that money damages will not provide an adequate remedy.

Section 5.13    No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Merger. The Company shall use its reasonable best efforts to require each of its officers, directors, employees, contractors and representatives having knowledge of the Transactions to comply with the foregoing requirement.

Section 5.14    Notification of Certain Changes. During the period from the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VII, each of Parent and the Company shall give reasonably prompt notice to the other of any fact, circumstance, event or action the existence, occurrence or taking of which (i) (x) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (with respect to the Company), or a Parent Material Adverse Effect (with respect to Parent or Merger Sub), or (y) has resulted in, or would reasonably be expected to result in, any material failure by such party to satisfy the conditions set forth in Article VI, and (ii) such party actually becomes aware.

Section 5.15    Closing Conditions. From the date hereof until the Closing and upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use reasonable best efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to satisfy the conditions to the Closing set forth in Article VI hereof and to consummate the Transactions. Each of the parties hereto shall execute or deliver any additional instruments as reasonably requested by the other party hereto necessary to consummate the Transactions.

Section 5.16    Parent Officers and Directors. Parent and the Company shall cause the individuals listed on Section 2.4(b) of the Disclosure Schedules to be elected and appointed as officers and directors of Parent effective as of, and conditioned upon, the consummation of the Merger.

Section 5.17    Incentive Equity Awards; ESPP.

(a)     Prior to the Closing Date, Parent shall approve and adopt the 2021 Equity Incentive Plan, in substantially the same form as attached hereto as Exhibit G, effective upon the Closing. As soon as practicable following the date that is sixty (60) days after the date of filing of the Transaction Form 8-K, Parent will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) with respect to the Parent Common Stock issuable under the 2021 Equity Incentive Plan.

(b)     Prior to the Closing Date, Parent shall approve and adopt the ESPP, in substantially the same form as attached hereto as Exhibit H, effective upon the Closing. As soon as practicable following the date that is sixty (60) days after the date of filing of the Transaction Form 8-K, Parent will prepare and file with the SEC a registration statement on Form S-8 (or other applicable form) with respect to the Parent Common Stock issuable under the ESPP.

Annex A-50

Section 5.18    NASDAQ Matters. Parent will use its reasonable best efforts to cause the Parent Common Stock issuable in connection with the Transactions to be approved for listing on NASDAQ at the Closing. From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VII, Parent shall use its reasonable best efforts to maintain the listing of the Parent Common Stock on NASDAQ.

Section 5.19    Company Securityholder Consents and Agreements. As promptly as practicable following the date of this Agreement the Company shall use its best efforts to obtain from:

(a)     the requisite Stockholders the termination, effective as of immediately prior to, and conditioned upon, the consummation of the Merger, of that certain Amended and Restated Investors Rights Agreement, that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, and that certain Amended and Restated Voting Agreement, each dated July 18, 2018, as may be amended from time to time, and any letter agreements between the Company and its Stockholders relating to management rights, information rights or board observer rights (collectively, the “Management Agreements”);

(b)     Moss Adams LLP, (i) the audited consolidated financial statements, consisting of the balance sheet of the Company Entities as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, audited in accordance with the standards of the PCAOB, together with such auditor’s signed opinion on such financial statements, within fifteen (15) Business Days after the date of this Agreement;

(c)     Stockholders holding at least the number of Company Shares required to constitute the Company Stockholder Vote, duly executed and delivered Stockholder Support Agreements within ten (10) Business Days after the date of this Agreement; and

(d)     Dan Preston, prior to Closing, any documentation necessary to forgive outstanding amounts due and owing under the Second Amended and Restated Promissory Note between the Company and Dan Preston dated April 28, 2016, as amended by that First Amendment, dated April 14, 2020.

Section 5.20    280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2) (A) of the Code and the regulations thereunder), then, the Company will: (a) no later than six (6) Business Days prior to the Closing Date, solicit and use its reasonable best efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than three (3) Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than four (4) Business Days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Parent for its review and comment, and the Company shall consider in good faith any changes reasonably requested by Parent. No later than seven (7) Business Days prior to soliciting the waivers, the Company shall provide Parent with the calculations and related documentation to determine whether and to what extent the vote described in this Section 5.20 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing and whether the requisite number of votes of the stockholders of the Company was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.

Section 5.21    Tax Matters.

(a)     None of Parent, Merger Sub or the Company shall (and each shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Annex A-51

(b)     This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Parent, Merger Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(c)     Each party hereto shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment). In the event either Parent or Merger Sub, on one hand, or the Company, on the other hand, seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment, or the SEC requests or requires tax opinions, each party shall use reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor.

Section 5.22    Rule 16b-3. Prior to the Effective Time, Parent shall use reasonable best efforts to have the Parent board of directors adopt resolutions to cause acquisitions of Parent Common Stock pursuant to the Transactions by each Person who at the Effective Time is or will become a director or officer of Parent (or is or may be deemed to become a director of Parent by deputization) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.23    Employment Agreements. Prior to the Effective Time, Parent and the Company shall each use their respective reasonable best efforts to cause to be negotiated and entered into, effective as of, and conditioned upon, the consummation of the Merger, executive employment agreements with each of the executives of the Company identified on Section 5.23 of the Disclosure Schedules, in each case in form and substance reasonably agreed upon by Parent, the Company and such executive.

Section 5.24    Insurance.

(a)     With respect to events or circumstances relating to the Company Entities that occurred or existed prior to the Closing Date that are covered by occurrence-based insurance policies and resulting in a loss or liability to the Company Entities or Parent after the Closing, the Company Entities may, to the extent permitted thereunder and to the extent of such loss or liability, make claims under such policies so long as such claims are not reasonably expected to result in non-de minimis increased costs or Liabilities to Parent. The Company shall, and shall cause its Affiliates to, provide reasonable cooperation and assistance in the pursuit of such claims.

(b)     With respect to any open claims against the insurance policies of the Company or any of its Affiliates relating to losses suffered by the Company Entities prior to the Closing Date that are not excluded Liabilities under this Agreement, the Company shall (i) use commercially reasonable efforts to pursue such claims and shall reasonably cooperate with and assist Parent and its Affiliates in doing the same, and (ii) remit to Parent the proceeds realized from such claims that relate to losses suffered by the Company Entities and for which recovery due to the Company Entities was sought; provided, that none of Parent or any of its Affiliates has been indemnified with respect to such amounts under this Agreement.

Section 5.25    Lock-Up Agreements. Prior to the Effective Time, the Company shall use its reasonable best efforts to cause each Stockholder to deliver, or cause to be delivered, to Parent copies of the Lock-Up Agreements duly executed by all such parties.

Article VI

CONDITIONS TO CLOSING AND THE MERGER

Section 6.1    Mutual Conditions. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a)     No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the Transactions to be rescinded following completion thereof.

Annex A-52

(b)     The Parent Stockholder Approval shall have been obtained and remain in full force and effect.

(c)     The Company Stockholder Vote shall have been obtained and remain in full force and effect.

(d)     The filings of Parent and the Company pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(e)     The conditions in the Subscription Agreements to the obligations of the parties thereto to consummate the Private Placements shall have been satisfied or waived in accordance with the Subscription Agreements (other than those conditions that by their nature are to be satisfied at, or contemporaneously with, the Closing).

(f)     The Registration Statement shall have become effective and no stop-order suspending effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the Registration Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(g)     As of the Closing, after consummation of the Private Placements, and after distribution of the remaining funds in the Trust Account to Parent pursuant to Section 5.10 (after deducting all amounts to be paid pursuant to the redemption of any shares of Parent Common Stock in connection with the Offer, Transaction Expenses and Repaid Indebtedness), Parent shall have cash on hand equal to or in excess of $199,000,000.

(h)     The Company shall have received the exemptions or approvals set forth in Section 3.3 of the Disclosure Schedules.

(i)     Parent shall have at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the exercise by the holders of Parent Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to redeem their Parent Common Stock held by them into a pro rata share of the Trust Account in accordance with the Parent Certificate of Incorporation, the PIPE Investment and the other Transactions to occur upon the Closing).

Section 6.2     Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions (any of which may be waived by Parent or Merger Sub):

(a)     Representations and Warranties. (i) Each of the representations and warranties set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Authority; Board Approval) and Section 3.22 (Brokers) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), (ii) each of the representations and warranties set forth in Section 3.4 (Capitalization) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) each of the other representations and warranties set forth in Article III (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect.

(b)     Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

Annex A-53

(c)     Material Adverse Effect. There shall have been no event, change or occurrence that is continuing, which, individually or together with any other event, change or occurrence, would reasonably be expected to have a Material Adverse Effect.

(d)     Officer’s Certificate. The Company shall have delivered a certificate, dated as of the Closing Date and signed by an authorized representative of the Company, that each of the conditions set forth in Section 6.2(a) through Section 6.2(c) have been satisfied.

(e)     Secretary’s Certificate. The Company shall have delivered to Parent copies of the following, each certified by an authorized officer of the Company to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation or formation of each Company Entity, certified by the Secretary of State or other appropriate Governmental Authority of its jurisdiction of organization or incorporation, as applicable; (ii) the bylaws or operating agreement of each Company Entity; and (iii) the resolutions of the Company Board authorizing and approving this Agreement, any applicable Ancillary Agreement and all of the Transactions.

(f)     Repaid Indebtedness. The Repaid Indebtedness shall have been, or shall be substantially concurrently with the Closing on the Closing Date, repaid in full.

(g)     Management Agreements. Each of the Management Agreements shall have been terminated immediately prior to or as of the Effective Time.

(h)     Warrants. Each of the Warrant Agreement Amendments shall remain in full force and effect and the parties thereto shall be in compliance with the terms and conditions thereof in all material respects.

(i)     Registration Rights Agreements. The Company shall have delivered to Parent duly executed counterpart signature pages of the applicable Stockholders to the Registration Rights Agreement.

(j)     Lock-Up Agreements. The parties to the Lock-Up Agreements set forth in Section 6.2(j) of the Disclosure Schedules shall have delivered, or cause to be delivered, to Parent copies of the Lock-Up Agreements duly executed by all such parties.

(k)     FIRPTA Certificate. The Company shall have delivered to Parent a properly executed certification that equity interests in the Company are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Section 6.3    Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, in writing by the Company to the extent permitted by applicable Law:

(a)     Representations and Warranties. (i) Each of the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.5 (Brokers), (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Parent Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), (ii) each of the representations and warranties set forth in Section 4.7 (Capitalization) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Parent Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) each of the other representations and warranties set forth in Article IV (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Parent Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Parent Material Adverse Effect.

Annex A-54

(b)     Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)     Material Adverse Effect. There shall have been no event, change or occurrence that is continuing, which, individually or together with any other event, change or occurrence, would reasonably be expected to have a Parent Material Adverse Effect.

(d)     Officer’s Certificate. Parent and Merger Sub shall have delivered a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, that each of the conditions set forth in Section 6.3(a) through Section 6.3(c) have been satisfied.

(e)     Secretary’s Certificate. Parent shall have delivered to the Company copies of the following, each certified by an authorized officer of Parent to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation and bylaws of Parent and Merger Sub; and (ii) the resolutions of the board of directors of each of Parent and Merger Sub and of the stockholder of Merger Sub authorizing and approving this Agreement, the Ancillary Agreements and all of the Transactions.

(f)     Resignations. Other than those Persons identified as continuing directors of Parent on Section 2.4(b) of the Disclosure Schedules, all members of the Parent Board and all officers of Parent shall have executed written resignations effective as of the Closing.

(g)     Registration Rights Agreement. Parent shall have delivered to the Company duly executed counterpart signature pages of Parent and the applicable Parent stockholders to the Registration Rights Agreement.

(h)     Cancellation and Vesting Agreement. The Cancellation and Vesting Agreement shall remain in full force and effect, and the parties thereto shall be in compliance with the terms and conditions thereof in all material respects.

Section 6.4    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of a covenant or agreement of this Agreement by such party.

Article VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)     by mutual written consent of Parent and the Company;

(b)     by Parent or the Company, if the Closing has not occurred on or before May 1, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1 shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)     by Parent or the Company, if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the Transactions, including the Merger;

(d)     by Parent or the Company, if the Parent Stockholder Approval is not obtained by the Outside Date;

(e)     by Parent, at any time on or after the date that is ten (10) Business Days following the date that Parent receives, and notifies the Company of Parent’s receipt of, SEC approval and effectiveness of Parent’s Proxy Statement as described in Section 5.8, if the Company does not deliver to Parent on or prior to such date the Written Consent pursuant to Section 5.6(a);

(f)     by the Company, if the Company Stockholder Vote (or Written Consent) is not obtained by the Outside Date;

Annex A-55

(g)     by Parent, if neither it nor Merger Sub is in material breach of their obligations under this Agreement and if (i) at any time any of the representations and warranties of any Company Entity contained herein become untrue or inaccurate such that Section 6.2(a) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 7.1(g)); or (ii) there has been a breach on the part of any Company Entity of any of its covenants or agreements contained in this Agreement such that Section 6.2(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 7.1(g)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to the Company and (y) the Outside Date;

(h)     by Parent, if the audited financial statements referenced in Section 5.19(b) are not delivered to Parent within fifteen (15) Business Days after the date of this Agreement;

(i)     by Parent, if the Stockholder Support Agreements referenced in Section 5.19(c) are not delivered to Parent within ten (10) Business Days after the date of this Agreement; and

(j)     by the Company, if neither the Company nor any of the other Company Entities is in material breach of its obligations under this Agreement and if (i) at any time any of the representations and warranties of Parent and Merger Sub contained herein become untrue or inaccurate such that Section 6.3(a) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 7.1(j)); or (ii) there has been a breach on the part of Parent and Merger Sub of any of their covenants or agreements contained in this Agreement such that Section 6.3(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 7.1(j)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to Parent and (y) the Outside Date.

Section 7.2    Manner of Exercise. In the event of termination by Parent or the Company, or both, in accordance with Section 7.1, written notice thereof shall be given to the other party by the terminating party and this Agreement shall terminate.

Section 7.3    Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, all further obligations and liabilities of the parties hereto under this Agreement will terminate and become void and of no force and effect, except that the rights and obligations in Section 5.10 and Article VIII will survive termination of this Agreement; provided that such termination shall have no effect on any liability of any party for any intentional and willful breach of this Agreement by such party occurring prior to such termination.

Section 7.4    Waiver. At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article VIII

MISCELLANEOUS

Section 8.1    Survival. The representations, warranties and covenants of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.

Section 8.2    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or email to the extent email is listed below, or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by

Annex A-56

facsimile upon electronic confirmation of receipt, or if mailed by overnight courier service guaranteeing next day delivery, one (1) Business Day after mailing, or if mailed in any other way, then upon receipt, to the parties at the following addresses (or at such other address for a party as is specified by like notice):

If to Parent or Merger Sub, to:

c/o Insurance Acquisition Corp. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104-2870

Attention: Amanda Abrams

Phone: (484) 459-3476

Email: aabrams@cohenandcompany.com

with a copy (which shall not constitute notice) to:

Ledgewood P.C.

Two Commerce Square, Suite 3400

2001 Market Street

Philadelphia, PA 19103

Attention: Derick S. Kauffman

Phone: (215) 731-9450

Facsimile: (215) 735-2513

Email: dkauffman@ledgewood.com

If to the Company, to:

MetroMile, Inc.

425 Market Street #700

San Francisco, CA 94105

Attention: Dan Preston

with a copy (which shall not constitute notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention: Rachel Proffitt

Phone: (415) 693-2000

Email: rproffitt@cooley.com; gosterman@cooley.com

Section 8.3    Annexes, Exhibits and Schedules. All annexes, exhibits and schedules attached hereto, including the Disclosure Schedules, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

Section 8.4    Computation of Time. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

Section 8.5    Expenses. Except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the Transactions; provided, that if the Merger and the Closing occurs Parent and the Surviving Entity shall be responsible for and shall pay at or after the Closing all Transaction Expenses in accordance with their terms and the terms of this Agreement.

Section 8.6    Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be

Annex A-57

brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

Section 8.7    Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Company Indemnified Persons and Parent Indemnified Persons who are not otherwise party to this Agreement shall be third party beneficiaries of this Agreement. Notwithstanding the foregoing, Parent and/or Merger Sub may assign this Agreement without the consent of any Person to any lender (or agent therefor) to Parent or Merger Sub or their subsidiaries or Affiliates thereof as security for obligations to such lender (or lenders) in respect of any financing agreements or arrangements entered into by Parent, Merger Sub or their respective subsidiaries and Affiliates with such lenders or to an acquirer of all or substantially all of the assets or business of Parent or Merger Sub in any form of transaction, which assignment shall not relieve Parent or Merger Sub of its respective obligations hereunder.

Section 8.8    Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g. www.docusign.com), to this Agreement by facsimile or by e-mail in “portable document format” shall be effective as delivery of a mutually executed counterpart to this Agreement.

Section 8.9    Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 8.10    Entire Agreement. Except as otherwise contemplated herein, this Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements, the Exhibits and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement shall control.

Section 8.11    Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

Section 8.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 8.6, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 8.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Annex A-58

Section 8.13    Waiver of Jury Trial. To the extent not prohibited by applicable Law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

Section 8.14    Amendments. This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Parent, Merger Sub and the Company; provided, however, that after the Parent Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the stockholders of Parent, without the receipt of such further approvals.

Section 8.15    Legal Representation.

(a)     Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company Entities), and each of their respective successors and assigns (all such parties, the “Parent Waiving Parties”), that Cooley LLP may represent the Company Entities or any of their respective directors, managers, members, partners, officers, employees or Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company Entities or other Parent Waiving Parties, and each of Parent and the Company on behalf of itself and the Parent Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Cooley LLP provide legal services to any Company Entities after the Closing Date.

(b)     The Company hereby agrees on behalf of its directors, managers, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Ledgewood P.C. may represent Parent or any of its directors, members, partners, officers, employees or Affiliates (including following the Closing, the Company Entities), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of Parent or other Company Waiving Parties, and each of Parent and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not Ledgewood P.C. provides legal services to Parent after the Closing Date.

Section 8.16    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as parties to this Agreement, and no Related Party of a party hereto shall have any liability for any liabilities or obligations of the parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No party hereto shall have any right of recovery in respect hereof against any Related Party of a party hereto and no personal liability shall attach to any Related Party of a party hereto through such party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Laws or otherwise. The provisions of this Section 8.16 are intended to be for the benefit of, and enforceable by the Related Parties of the parties hereto and each such Person shall be a third-party beneficiary of this Section 8.16. This Section 8.16 shall be binding on all successors and assigns of parties hereto.

Section 8.17    Disclosure Letters and Exhibits. The Disclosure Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, as well as (a) any other representation or warranty where such information is cross-referenced in the applicable part of the Disclosure Schedule; or (b) any other representation or warranty where it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies such other representation and warranty of the Company or Parent, as applicable, in this Agreement. Certain information set forth in the Disclosure Schedules is or may be included solely for informational purposes, is not material or an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed

Annex A-59

pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules does not imply that such amounts (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows ]

Annex A-60

In Witness Whereof, the parties hereto have caused this Merger Agreement to be duly executed as of the day and year first above written.

Parent:
INSU Acquisition Corp. II
By:
Name:
Title:
MERGER SUB:
INSU II Merger Sub Corp.
By:
Name:
Title:
COMPANY:
MetroMile, Inc.
By:
Name:
Title:

Signature Page to Merger Agreement

Annex A-61

Annex AA

EXECUTION VERSION

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This FIRST AMENDMENT (this “Amendment”), to the Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020 (the “Merger Agreement”), by and among INSU Acquisition Corp. II, a Delaware corporation (“Parent”), INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and MetroMile, Inc., a Delaware corporation (the “Company”), is dated as of January 12, 2021. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

Recitals

WHEREAS, pursuant to Section 8.14 of the Merger Agreement, the Merger Agreement may be amended in writing by the Parties at any time prior to the Effective Time; and

WHEREAS, each of the Parties desire to amend the Merger Agreement as set forth herein.

Agreements

NOW THEREFORE, for and in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.      Certain Defined Terms. Section 1.1 of the Merger Agreement is hereby amended by adding the following defined terms:

“‘Company Restricted Shares’ means Company Common Shares subject to forfeiture restrictions or other restrictions issued pursuant to an award granted under the Company Option Plan.

‘Vested RSU Equivalents’ means, with respect to each holder of Vested Company Options, as of the determination date, a number of Company Shares equal to such holder’s Aggregate Option Spread divided by the Per Share Merger Consideration Value, rounded down to the nearest whole share.”

2.      Effect of Merger.

a.      The lead-in in Section 2.5(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion), by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders, each Company Common Share (including Company Common Shares resulting from the Company Preferred Stock Conversion, but excluding, for the avoidance of doubt, any Company Restricted Shares) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Treasury Shares and other shares to be canceled pursuant to Section 2.5(e)) shall be converted into the right to receive the following:”

b.      The following proviso is hereby added after Section 2.5(b):

“provided, however, that each share of Parent Common Stock issued in exchange for Company Restricted Shares shall be subject to the terms and conditions giving rise to a substantial risk of forfeiture that applied to such Company Restricted Shares immediately prior to the Effective Time to the extent consistent with the terms of such Company Restricted Shares and each holder of any Company Restricted Shares shall be deemed to have made a Stock Election with respect to such holder’s Company Restricted Shares.”

Annex AA-1

c.      The first sentence of Section 2.5(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Each of the Company Common Shares issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares, Treasury Shares and other shares to be canceled pursuant to Section 2.5(e), but, for the avoidance of doubt, including Company Restricted Shares and the Company Common Shares resulting from the Company Preferred Stock Conversion), shall, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Section 2.5 and throughout this Agreement, be canceled and automatically deemed for all purposes to represent the right to receive its allocable portion of the Aggregate Closing Merger Consideration as provided for in Section 2.5(b) and in the Merger Payment Schedule, and each of the Stockholders shall cease to have any other rights as a stockholder of the Company with respect thereto.”

3.      Merger Payment Schedule. The first sentence of Section 2.13(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule (the “Merger Payment Schedule”) that is true, correct and consistent with the Forms of Election received by the Company or its designated agent pursuant to Section 2.6 showing (i) the percentage allocation of the Stock Consideration to each of the Stockholders at the Closing and the corresponding number of shares of Parent Common Stock to be issued to each Stockholder in accordance with Section 2.5 and the Organizational Documents of the Company, (ii) the Per Share Cash Consideration to be paid to each of the Stockholders in accordance with Section 2.5 and the Organizational Documents of the Company, (iii) with respect to each Stockholder and holder of Vested Options as of immediately prior to the Closing (each such securityholder, an “Earnout Participant”), the Pro Rata Share (as defined below) of the Additional Shares.”

4.      Additional Shares Earnout. Section 2.17 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a)   From and after the Closing until the Release Date (as defined below), after the satisfaction of the threshold set forth in Section 2.17(b), Parent shall issue and cause to be delivered to the Earnout Participants a total of ten million (10,000,000) newly issued shares of Parent Common Stock, fully paid and free and clear of all Encumbrances other than applicable securities Law restrictions (such Parent Common Stock, together with any equity securities into which such shares are exchanged or converted, and any additional shares issued in lieu of fractional shares pursuant hereto, the “Additional Shares”). The Additional Shares shall be allocated among the Earnout Participants, based on the proportion of each Earnout Participant’s aggregate number of (x)(i) Company Shares held as of immediately prior to the Effective Time, excluding, for this purpose, any Company Restricted Shares plus (ii) Vested RSU Equivalents calculated as of immediately prior to the Effective Time, as compared to the sum of (y)(i) Company Shares, excluding, for this purpose any Company Restricted Shares and (ii) Vested RSU Equivalents held by Earnout Participants in the aggregate as of immediately prior to the Effective Time (the “Pro Rata Share”). In furtherance of the foregoing Parent agrees that to the extent a fractional share of Parent Common Stock is issuable as part of the allocable Additional Shares to an Earnout Participant after aggregating all fractional shares of Parent Common Stock that otherwise would be allocable to such Earnout Participant in respect of his, her or its Additional Shares, such fraction shall be rounded up to one whole share of Parent Common Stock.

(b)    The Additional Shares shall be issued to the Earnout Participants as of immediately prior to the Effective Time in accordance with their Pro Rata Share, if at any time during the twenty-four (24) months following the Closing (the end of such period, the “Release Date”) the closing share price of the Parent Common Stock is greater than $15.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period.

(c)     The Parent Common Stock price target in Section 2.17(b) shall be equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Parent Common Stock after the date of this Agreement (other

Annex AA-2

than in respect of issuances of Parent Common Stock in connection with (i) any equity financing by Parent or (ii) the payment of the Aggregate Merger Consideration.

(d)    In the event of the satisfaction of the threshold set forth in Section 2.17(b) on or prior to the Release Date, as soon as practicable (but in any event within five (5) Business Days) after such satisfaction, Parent shall issue to each Earnout Participant the Pro Rata Share of the Additional Shares to be issued to such Earnout Participant (provided that such Earnout Participant has previously delivered a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Exchange Agent may reasonably require in connection therewith).

(e)     In the event of the failure of the satisfaction of the threshold set forth in Section 2.17(b) on or prior to the Release Date, no Additional Shares will be issued to the Earnout Participant pursuant to this Section 2.17.

(f)     Following the Closing, including during the twenty-four (24) months following the Closing, Parent and its Subsidiaries, including the Company Entities, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Additional Shares have been met, and none of the Earnout Participants will have any right to claim the loss of all or any portion of the Additional Shares or other damages as a result of such decisions.

(g)     If, during the twenty-four (24) months following the Closing, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price equal to or in excess of the Reference Price (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Parent Common Stock after the date of this Agreement) (an “Acceleration Event”), then the Additional Shares shall be issued to the Earnout Participants effective as of immediately prior to the consummation of such Change of Control, or otherwise treated as so released in connection therewith, so as to ensure that the recipients of such Additional Shares shall receive such Additional Shares in connection with such Change of Control. “Change of Control” shall mean any transaction or series of related transactions the result of which is the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of (i) direct or indirect beneficial ownership of securities of Parent representing 50% or more of the combined voting power of the then outstanding securities of Parent, whether by acquisition, merger, consolidation, reorganization or other business combination, however effected, other than any such transaction (or series of related transactions) in which the equity holders of Parent as of immediately prior thereto continue to hold, after giving effect thereto, in each case directly or indirectly, more than 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (ii) all or substantially all of the assets of Parent.”

5.      Mutual Conditions. Section 6.1(h) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Company shall have received the exemptions or approvals set forth in Section 3.3(b) of the Disclosure Schedules.”

6.      Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Agreement shall remain in full force and effect in all respects.

7.      Choice of Law. The provisions of Section 8.6 of the Merger Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

8.      Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument.

[SIGNATURE PAGES FOLLOW]

Annex AA-3

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed and delivered as of the date first written above.

Parent:
INSU Acquisition Corp. II
By:
Name:
Title:
MERGER SUB:
INSU II Merger Sub Corp.
By:
Name:
Title:
COMPANY:
MetroMile, Inc.
By:
Name:
Title:

Annex AA-4

Annex B

Metromile, Inc.

2021 Equity Incentive Plan

Adopted by the Board of Directors: [DATE]
Approved by the Stockholders: [DATE]

Annex B-i

1.     General.

(a)    Plan Purpose.    The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b)    Available Awards.    The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c)    Adoption Date; Effective Date.    The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.     Shares Subject to the Plan.

(a)    Share Reserve.    Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [            ] shares of Common Stock (equal to ten percent (10%) of the total number of issued and outstanding shares of Common Stock immediately after the consummation of the transactions contemplated by the Merger Agreement). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to five percent (5%) of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b)    Aggregate Incentive Stock Option Limit.    Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [            ] shares (equal to three hundred percent (300%) of the total number of shares of Common Stock initially reserved for issuance under Section 2(a)).

(c)     Share Reserve Operation.

(i)    Limit Applies to Common Stock Issued Pursuant to Awards.    For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii)    Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.    The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii)    Reversion of Previously Issued Shares of Common Stock to Share Reserve.    The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

Annex B-1

(d)    Parent Vested RSU Share Reserve.    An additional 1,993,988 shares of Common Stock, subject to any adjustments as necessary to implement any Capitalization Adjustments, shall be reserved under this Plan to be used exclusively for the grant of Parent Vested RSUs (as defined in the Merger Agreement) pursuant to the terms and conditions of the Merger Agreement and may be used solely for such purpose (the “Parent Vested RSU Share Reserve”). The shares of Common Stock issuable under any Parent Vested RSUs that may be awarded under this Section 2(d) shall be in addition to and shall not reduce the Share Reserve, provided that Parent Vested RSUs shall constitute Awards under this Plan for all other relevant purposes. The shares of Common Stock underlying any Parent Vested RSUs that are forfeited, canceled, held back upon exercise of an Parent Vested RSU or settlement of a Parent Vested RSU to cover tax withholding, reacquired or repurchased by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) shall not be added back to the Share Reserve.

3.     Eligibility and Limitations.

(a)    Eligible Award Recipients.    Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b)    Specific Award Limitations.

(i)    Limitations on Incentive Stock Option Recipients.    Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii)    Incentive Stock Option $100,000 Limitation.    To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii)    Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.    A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv)    Limitations on Nonstatutory Stock Options and SARs.    Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.

(c)    Aggregate Incentive Stock Option Limit.    The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d)    Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the first calendar year that begins following the Effective Date.

Annex B-2

4.     Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a)    Term.    Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b)    Exercise or Strike Price.    Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c)    Exercise Procedure and Payment of Exercise Price for Options.    In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i)     by cash or check, bank draft or money order payable to the Company;

(ii)     pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii)     by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv)     if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v)     in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

Annex B-3

(d)    Exercise Procedure and Payment of Appreciation Distribution for SARs.    In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e)    Transferability.    Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i)     Restrictions on Transfer.    An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii)     Domestic Relations Orders.    Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f)    Vesting.    The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g)    Termination of Continuous Service for Cause.    Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)    Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.    Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)     three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)     12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii)     18 months following the date of such termination if such termination is due to the Participant’s death; or

Annex B-4

(iv)    18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)    Restrictions on Exercise; Extension of Exercisability.    A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j)    Non-Exempt Employees.    No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k)    Whole Shares.    Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.     Awards Other Than Options and Stock Appreciation Rights.

(a)    Restricted Stock Awards and RSU Awards.    Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)     Form of Award.

(1)    RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2)    RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in

Annex B-5

the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii)     Consideration.

(1)    RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2)    RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii)     Vesting.    The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv)     Termination of Continuous Service.    Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v)     Dividends and Dividend Equivalents.    Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).

(vi)     Settlement of RSU Awards.    A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)    Performance Awards.    With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c)    Other Awards.    Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

Annex B-6

6.     Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)    Capitalization Adjustments.    In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, including the Parent Vested RSU Share Reserve, and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b)    Dissolution or Liquidation.    Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)    Corporate Transaction.    The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i)    Awards May Be Assumed.    In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii)    Awards Held by Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement or unless otherwise provided by the Board, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.

Annex B-7

(iii)    Awards Held by Persons other than Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv)    Payment for Awards in Lieu of Exercise.    Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d)    Appointment of Stockholder Representative.    As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e)    No Restriction on Right to Undertake Transactions.    The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.     Administration.

(a)    Administration by Board.    The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)    Powers of Board.    The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)    To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii)     To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii)     To settle all controversies regarding the Plan and Awards granted under it.

(iv)     To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

Annex B-8

(v)    To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi)    To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii)    To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)    To submit any amendment to the Plan for stockholder approval.

(ix)    To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x)    Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)    To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii)    To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c)     Delegation to Committee.

(i)    General.    The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

Annex B-9

(ii)    Rule 16b-3 Compliance.    To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d)    Effect of Board’s Decision.    All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e)    Delegation to an Officer.    The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.     Tax Withholding

(a)    Withholding Authorization.    As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)    Satisfaction of Withholding Obligation.    To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c)    No Obligation to Notify or Minimize Taxes; No Liability to Claims.    Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated

Annex B-10

with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d)    Withholding Indemnification.    As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.     Miscellaneous.

(a)    Source of Shares.    The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b)    Use of Proceeds from Sales of Common Stock.    Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c)    Corporate Action Constituting Grant of Awards.    Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d)    Stockholder Rights.    No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e)    No Employment or Other Service Rights.    Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f)    Change in Time Commitment.    In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

Annex B-11

(g)    Execution of Additional Documents.    As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h)    Electronic Delivery and Participation.    Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i)    Clawback/Recovery.    All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j)    Securities Law Compliance.    A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k)    Transfer or Assignment of Awards; Issued Shares.    Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l)    Effect on Other Employee Benefit Plans.    The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m)    Deferrals.    To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.

(n)    Section 409A.    Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement

Annex B-12

specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o)    Choice of Law.    This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.     Covenants of the Company.

(a)    Compliance with Law.    The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11.     Additional Rules for Awards Subject to Section 409A.

(a)    Application.    Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b)    Non-Exempt Awards Subject to Non-Exempt Severance Arrangements.    To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i)    If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii)    If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii)    If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall

Annex B-13

not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c)    Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants.    The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i)    Vested Non-Exempt Awards.    The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)    If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2)    If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii)    Unvested Non-Exempt Awards.    The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1)    In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2)    If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

Annex B-14

(3)    The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d)    Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors.The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i)    If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii)    If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e)    If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i)    Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii)     The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii)     To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv)     The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

Annex B-15

12.     Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.     Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.     Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)    “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b)    “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c)    “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d)    “Applicable Law” means shall mean any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e)    “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f)    “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.

(g)    “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h)    “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
Annex B-16

(i)    “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (iv) such Participant’s gross or willful misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(j)    “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change in Control:

(i)    any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)    there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)    there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)    individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Annex B-17

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(k)     “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l)     “Committee” means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m)     “Common Stock” means the Class A common stock of the Company.

(n)     “Company” means Metromile, Inc., a Delaware corporation.

(o)     “Compensation Committee” means the Compensation Committee of the Board.

(p)     “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q)     “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r)     “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)     a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii)     a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii)     a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

Annex B-18

(iv)    a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(s)    “Director” means a member of the Board.

(t)    “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u)    “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v)    “Effective Date” means [            ].

(w)    “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(x)    “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(y)    “Entity” means a corporation, partnership, limited liability company or other entity.

(z)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa)    “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb)    “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)    If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)    In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(cc)    “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the

Annex B-19

avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(dd)    “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ee)    “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ff)    “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(gg)    “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020, as it may be amended, by and among INSU Acquisition Corp. II, a Delaware corporation (“Parent”), INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company.

(hh)    “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(ii)    “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, (ii) the terms of any Non-Exempt Severance Agreement.

(jj)    “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(kk)    “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(ll)    “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(mm)    “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

Annex B-20

(nn)    “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(oo)    “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(pp)    “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(qq)    “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).

(rr)    “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(ss)    “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(tt)    “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(uu)    “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(vv)    “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any measure of performance selected by the Board.

(ww)    “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally

Annex B-21

accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(xx)    “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(yy)    “Plan” means this Metromile, Inc. 2021 Equity Incentive Plan, as amended from time to time.

(zz)    “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(aaa)    “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(bbb)    “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(ccc)    “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ddd)    “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(eee)    “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(fff)    “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(ggg)    “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(hhh)    “Rule 405” means Rule 405 promulgated under the Securities Act.

(iii)    “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(jjj)    “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(kkk)    “Securities Act” means the Securities Act of 1933, as amended.

(lll)    “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(mmm)    “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

Annex B-22

(nnn)    “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ooo)    “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ppp)    “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(qqq)    “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(rrr)    “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(sss)    “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex B-23

Annex C

Metromile, Inc.
2021 Employee Stock Purchase Plan

Adopted by the Board of Directors: [DATE]
Approved by the Stockholders: [DATE]

1.     General; Purpose.

(a)    The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b)    The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.     Administration.

(a)    The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)    The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)    To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)    To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan.

(iii)    To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)    To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v)    To suspend or terminate the Plan at any time as provided in Section 12.

(vi)    To amend the Plan at any time as provided in Section 12.

(vii)    Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii)    To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c)    The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

Annex C-1

(d)    All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.     Shares of Common Stock Subject to the Plan.

(a)    Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [            ] shares of Common Stock (equal to one and a half percent (1.5%) of the total number of issued and outstanding shares of Common Stock immediately after the consummation of the transactions contemplated by the Merger Agreement) (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) one percent (1.0%) of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) [            ] shares of Common Stock (equal to two hundred percent (200%) of the Initial Share Reserve). Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b)    If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)    The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.     Grant of Purchase Rights; Offering.

(a)    The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)    If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)    The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.     Eligibility.

(a)    Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted

Annex C-2

Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b)    The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)    the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)    the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)    the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)    No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)    As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)    Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6.     Purchase Rights; Purchase Price.

(a)    On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)    The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)    In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate

Annex C-3

number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)    The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i)    an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)    an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.     Participation; Withdrawal; Termination.

(a)    An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check prior to a Purchase Date.

(b)    During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)    Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual as soon as practicable all of his or her accumulated but unused Contributions.

(d)    During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e)    Unless otherwise specified in the Offering or required by applicable law, the Company will have no obligation to pay interest on Contributions.

8.     Exercise of Purchase Rights.

(a)    On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

Annex C-4

(b)    Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by applicable law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c)    No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 6 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9.     Covenants of the Company.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.     Designation of Beneficiary.

(a)    The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b)    If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions without interest (unless the payment of interest is otherwise required by applicable law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.     Adjustments upon Changes in Common Stock; Corporate Transactions.

(a)    In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

Annex C-5

(b)    In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.     Amendment, Termination or Suspension of the Plan.

(a)    The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements.

(b)    The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)    Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.     Effective Date of Plan.

The Plan will become effective on [            ]. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

14.     Miscellaneous Provisions.

(a)    Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)    A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

Annex C-6

(c)    The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d)    The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.

15.     Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)    “Board” means the Board of Directors of the Company.

(b)    “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(c)    “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d)    “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(e)    “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(f)    “Common Stock” means the Class A common stock of the Company.

(g)    “Company” means Metromile, Inc., a Delaware corporation.

(h)    “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(i)    “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)    a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)    a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)    a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)    a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Annex C-7

(j)    “Director” means a member of the Board.

(k)    “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(l)    “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(m)    “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(n)    “Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(o)    “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)    In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Sections 409A of the Code.

(p)    “Merger Agreement” means that certain Merger Agreement, dated as of November 24, 2020, as it may be amended, by and among INSU Acquisition Corp. II, a Delaware corporation (“Parent”), INSU II Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of Parent, and the Company.

(q)    “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(r)    “Offering Date” means a date selected by the Board for an Offering to commence.

(s)    “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(t)    “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(u)    “Plan” means this Metromile, Inc. 2021 Employee Stock Purchase Plan, as amended from time to time.

(v)    “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(w)    “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(x)    “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(y)    “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

Annex C-8

(z)    “Securities Act” means the Securities Act of 1933, as amended.

(aa)    “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex C-9

Annex D

FORM OF
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
INSU ACQUISITION CORP. II

INSU Acquisition Corp. II (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.      This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on October 11, 2018, as amended by that certain Certificate of Amendment filed with the Secretary of State on June 27, 2019, as further amended by that certain Certificate of Amendment filed with the Secretary of State on June 23, 2020, and as further amended by that certain Certificate of Amendment filed with the Secretary of State on July 28, 2020 (collectively, the “Certificate of Incorporation”).

2.      The first sentence of Article 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“FOURTH: The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation shall have authority to issue is 641,000,000, of which (a) 640,000,000 shares shall be Common Stock, including (i) 630,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock and (b) 1,000,000 shares shall be Preferred Stock.

3.      This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.      All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its name and on its behalf as of the              day of             , 2021.

By:
Name:
Title:

Annex D-1

Annex E

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INSU Acquisition Corp. II

INSU Acquisition Corp. II, a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

ONE: The name of this company is “INSU Acquisition Corp. II” The original certificate of incorporation under the name of “HC Merger Corp.” was filed with the Secretary of State of the State of Delaware on October 11, 2018, as amended on June 27, 2019 to change the name to “Insurance Acquisition Corp. II”, as further amended June 23, 2020 to change the name to “INSU Acquisition Corp. II”, and further amended July 28, 2020

TWO: Dan Preston is the duly elected and acting Chief Executive Officer of INSU Acquisition Corp. II, a Delaware corporation.

THREE: The Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of this corporation is Metromile, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is Rodney Square, 1000 North King Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of the Company’s registered agent at such address is Corporation Guarantee and Trust Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is Six Hundred Fifty Million (650,000,000) shares. Six Hundred Forty Million (640,000,000) shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). Ten Million (10,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

B. Effective immediately upon the filing and effectiveness of this Second Amended and Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), each one share of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that was issued and outstanding immediately prior to the Effective Time shall automatically be reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Common Stock of the Company, par value $0.0001 per share (the “Common Stock”), without any further action by the Company or any stockholder thereof. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock (each, a “Prior Certificate”) shall, until surrendered to the Company in exchange for a certificate representing the same number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Class A Common Stock represented by the Prior Certificate shall have been reclassified and redesignated.

C. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be

Annex E-1

stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

D. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Second Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.

1. The management of the business and the conduct of the affairs of the Company shall be vested in the Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

2. BOARD OF DIRECTORS

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders after the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders after the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders after the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate

Annex E-2

votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3. REMOVAL OF DIRECTORS. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors.

4. VACANCIES. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B.

1. BYLAW AMENDMENTS. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. Any adoption, amendment or repeal of the Bylaws of the Company by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Second Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

2. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

3. Subject to the rights of the holders of shares of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, no action shall be taken by the stockholders of the Company except at a duly called annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

5. Subject to the rights of the holders of shares of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Company may be called only by the chairperson of the Board of Directors, the chief executive officer of the Company or the Board of Directors, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by applicable law.

B. To the fullest extent permitted by applicable law, the Company shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this

Annex E-3

Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Second Amended and Restated Certificate of Incorporation or the Bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Second Amended and Restated Certificate of Incorporation or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section D of Article VI shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act.

C. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Second Amended and Restated Certificate of Incorporation.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Second Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII.

Annex E-4

C. If any provision or provisions of this Second Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

IX.

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Company or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future, and the Company renounces any expectancy that any of the directors or officers of the Company will offer any such corporate opportunity of which he or she may become aware to the Company, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Company with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Company and (i) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue and (ii) the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

* * * *

FOUR: This Second Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company. This Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

Annex E-5

IN WITNESS WHEREOF, the undersigned has caused this Second Amended and Restated Certificate of Incorporation to be signed on this [•] day of [•], 2021.

INSU Acquisition Corp. II

Dan Preston
Chief Executive Officer

Annex E-6